      As filed with the Securities and Exchange Commission on  August 1, 1996

                                                       Registration No. 333-2298


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                             -----------------------
                          PRE-EFFECTIVE AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             -----------------------
                    WESTWOOD HOMESTEAD FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)


          INDIANA                       6035                    31-1463057
(State or other jurisdiction     (Primary standard           (I.R.S. employer
     of incorporation or      industrial classification   identification number)
       organization)                code number)


                              3002 HARRISON AVENUE
                          CINCINNATI, OHIO  45211-5789
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                               MICHAEL P. BRENNAN
                                    PRESIDENT
                    WESTWOOD HOMESTEAD FINANCIAL CORPORATION
                              3002 HARRISON AVENUE
                          CINCINNATI, OHIO  45211-5789
                                 (513) 661-5735
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   COPIES TO:
                           Gary R. Bronstein, Esquire
                            Cynthia R. Cross, Esquire
                       Housley Kantarian & Bronstein, P.C.
                        1220 19th Street, N.W., Suite 700
                             Washington, D.C.  20036

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box: / /

                    WESTWOOD HOMESTEAD FINANCIAL CORPORATION
                              CROSS REFERENCE SHEET



                   Item and Caption                                                  Prospectus Heading
                   ----------------                                                  ------------------
1.   Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus. . . . . .      Forepart of Registration Statement; Front Cover Page

2.   Inside Front and Outside Back Cover Pages
     of Prospectus . . . . . . . . . . . . . . . . . .      Front Cover Page, Back Cover Page

3.   Summary Information, Risk Factors and Ratio
     of Earnings to Fixed Charges. . . . . . . . . . .      Prospectus Summary; Investment Considerations

4.   Use of Proceeds . . . . . . . . . . . . . . . . .      Use of Proceeds

5.   Determination of Offering Price . . . . . . . . .      Cover Page; The Conversion -- Stock Pricing and
                                                            Number of Shares to be Issued

6.   Dilution. . . . . . . . . . . . . . . . . . . . .      [not applicable]

7.   Selling Security Holders. . . . . . . . . . . . .      [not applicable]

8.   Plan of Distribution. . . . . . . . . . . . . . .      Front Cover Page; The Conversion -- General;
                                                            -- Offering of Common Stock; -- Subscription, Community and Syndicated
                                                            Community Offerings; -- Financial Advisory and Sales Assistance
                                                            Arrangements

9.   Description of Securities to be
     Registered. . . . . . . . . . . . . . . . . . . .      Description of Capital Stock

10.  Interests on Named Experts and Counsel. . . . . .      Legal Matters; Experts

11.  Information with Respect to the Registrant
     (a)  Description of Business. . . . . . . . . . .      Westwood Homestead Financial Corporation; The Westwood Homestead Savings
                                                            Bank; Business of the Company; Business of the Bank
     (b)  Description of Property  . . . . . . . . . .      Business of the Bank -- Properties
     (c)  Legal Proceedings. . . . . . . . . . . . . .      Business of the Bank -- Legal Proceedings
     (d)  Market Price and Dividends . . . . . . . . .      Front Cover Page; Dividends; Market for the Common Stock
     (e)  Financial Statements . . . . . . . . . . . .      Index to Financial Statements
     (f)  Selected Financial Data. . . . . . . . . . .      Selected Financial Information and Other Data
     (g)  Supplementary Information. . . . . . . . . .      [not applicable]
     (h)  Management's Discussion and Analysis of
          Financial Condition and Results of
          Operations . . . . . . . . . . . . . . . . .      Management's Discussion and Analysis of Financial Condition and Results
                                                            of Operations
     (i)  Changes in and Disagreements with
          Accountants on Accounting and Financial
          Disclosure . . . . . . . . . . . . . . . . .      [not applicable]
     (j)  Directors and Executive Officers . . . . . .      Management of the Bank
     (k)  Executive Compensation . . . . . . . . . . .      Management of the Bank -- Executive Compensation;  -- Selected Benefits
                                                            Plans and Arrangements
     (l)  Security Ownership of Certain Beneficial . .      Owners and Management Proposed Management Purchases
     (m)  Certain Relationships and Related
          Transactions . . . . . . . . . . . . . . . .      Management of the Bank -- Transactions with Management

12.  Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities . . . . . . . . . . . . . . . . . . .      [not applicable]

PROSPECTUS

                                  [ L O G O ]

                    WESTWOOD HOMESTEAD FINANCIAL CORPORATION
           (HOLDING COMPANY FOR THE WESTWOOD HOMESTEAD SAVINGS BANK)
                     UP TO 2,472,500 SHARES OF COMMON STOCK
                            ------------------------

    Westwood Homestead Financial Corporation (the "Company"), an Indiana corporation, is offering up to 2,472,500 shares of common stock, par value $.01 per share (the "Common Stock"), in connection with the conversion of The Westwood Homestead Savings Bank ("Westwood Homestead" or the "Bank") from an Ohio mutual savings bank to an Ohio

                                                   (CONTINUED ON FOLLOWING PAGE)

FOR INFORMATION ON HOW TO SUBSCRIBE, CALL THE STOCK INFORMATION CENTER AT (   )
                                      -    .
                            ------------------------
PROSPECTIVE   INVESTORS  SHOULD  REVIEW  AND   CONSIDER  THE  DISCUSSION  UNDER
                                     "RISK FACTORS" ON PAGES       .

THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), THE FEDERAL DEPOSIT INSURANCE CORPORATION THE
 SUPERINTENDENT  OF  THE   OHIO  DIVISION  OF   FINANCIAL  INSTITUTIONS   (THE
  "SUPERINTENDENT"),  OR ANY STATE  SECURITIES COMMISSION, NOR  HAS THE SEC,
    THE FDIC THE SUPERINTENDENT OR  ANY STATE SECURITIES COMMISSION  PASSED
     UPON THE ACCURACY OR ADEQUACY OF THIS  PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT
     INSURED OR GUARANTEED BY THE FDIC, THE SAVINGS ASSOCIATION INSURANCE FUND (THE "SAIF"), OR ANY OTHER GOVERNMENTAL AGENCY, AND INVOLVE
              INVESTMENT  RISK,  INCLUDING  THE  POSSIBLE  LOSS  OF
                                   PRINCIPAL.

                                                                                         ESTIMATED
                                                                                      UNDERWRITING AND       ESTIMATED
                                                                      PURCHASE         OTHER FEES AND      NET CONVERSION
                                                                     PRICE (1)          EXPENSES (2)        PROCEEDS (2)
Minimum per share..............................................        $10.00               $.39               $9.61
Midpoint Per Share.............................................        $10.00               $.33               $9.67
Maximum Per Share..............................................        $10.00               $.29               $9.71
Maximum Per Share, as adjusted (3).............................        $10.00               $.25               $9.75
Total Minimum (1)..............................................     $18,275,000           $700,000          $17,575,000
Total Midpoint (1).............................................     $21,500,000           $700,000          $20,800,000
Total Maximum (1)..............................................     $24,725,000           $700,000          $24,025,000
Total Maximum, as adjusted (3).................................     $28,433,750           $700,000          $27,733,750

(1) Determined in accordance with an independent appraisal conducted by RP Financial, LC. ("RP Financial") as of March 1, 1996, and updated as of June 14, 1996 that the estimated pro forma market value of the Common Stock ranged from $18,275,000 to $24,725,000. The purchase price per share will be fixed at $10.00. See "The Conversion -- Stock Pricing and Number of Shares to be Issued."

(2) Consists of estimated costs to the Bank and the Company in the Conversion, including $250,000 in financial advisory fees payable to Charles Webb & Company and Friedman, Billings, Ramsey & Co., Inc. (collectively, the "Agents") for assisting in the distribution of shares of Common Stock in the Subscription and Community Offerings (as defined herein) on a best efforts basis. The Agents may be deemed to be underwriters, and such fees may be deemed to be underwriting fees, for purposes of the Securities Act of 1933, as amended. The Company and the Bank have agreed to indemnify the Agents for reasonable costs and expenses in connection with certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended. Actual net proceeds may vary from estimated amounts. See "Use of Proceeds" and "The Conversion -- Plan of Distribution and Marketing Agent."

(3) As adjusted to give effect to an increase in the number of shares that could be sold in the Conversion due to an increase of up to 15% above the maximum of the Current Valuation Range (as defined herein) and the related increase of up to 15% above the maximum number of shares which may be offered in the Conversion, without the resolicitation of subscribers or any right of cancellation, to reflect changes in market and financial conditions following commencement of the Subscription and Community Offerings or to fill in part or in whole the order of the Company's Employee Stock Ownership Plan ("ESOP"). In the event of an oversubscription by Eligible Account
    Holders above the maximum of the Current Valuation Range, up to an additional 8% or 197,800 shares of the Company's authorized shares may be issued to fill the order of the ESOP. The ESOP may also purchase part or all of its shares in the open market subsequent to the completion of the Conversion. Does not reflect shares that could be issued pursuant to the Company's Management

    Recognition Plan ("MRP"). The MRP is subject to stockholder and FDIC approval. Assuming implementation, the MRP may purchase shares of Common Stock after the Conversion from authorized but unissued shares of Common Stock at the then-current market value or from the open market in an amount up to 4% of the shares issued in the Conversion (98,900 shares at the midpoint of the Current Valuation Range). See "Management of the Bank -- Certain Benefit Plans and Agreements -- Management Recognition Plan."
                            ------------------------

CHARLES WEBB & COMPANY                    FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                THE DATE OF THIS PROSPECTUS IS            , 1996

(CONTINUED FROM PRECEDING PAGE)

capital stock savings bank, and the issuance of all of the Bank's outstanding capital stock to the Company pursuant to the Bank's Plan of Conversion (the "Plan"). The simultaneous conversion of the Bank to stock form, the issuance of the Bank's capital stock to the Company, and the offer and sale of the Common Stock by the Company are referred to herein collectively as the "Conversion."

    The shares of the Common Stock are being offered pursuant to nontransferable subscription rights in a subscription offering (the "Subscription Offering"). In connection with the Conversion, an independent appraisal of the estimated pro forma market value of the Common Stock was conducted by RP Financial, LC. ("RP Financial") which determined that such value ranged from $18,275,000 to $24,725,000 (the "Current Valuation Range"). SUBSCRIPTION RIGHTS ARE NOT TRANSFERABLE; PERSONS WHO ATTEMPT TO TRANSFER THEIR SUBSCRIPTION RIGHTS MAY LOSE THE RIGHT TO PURCHASE COMMON STOCK IN THE CONVERSION AND MAY BE SUBJECT TO OTHER SANCTIONS AND PENALTIES IMPOSED BY THE SUPERINTENDENT AND THE FDIC. Concurrently with the Subscription Offering, shares of the Common Stock not sold in the Subscription Offering are being offered to the general public in a community offering (the "Community Offering") with preference being given to natural persons and trusts of natural persons permanently residing in Hamilton, Butler, Warren and Clermont counties in Ohio, Dearborn county in Indiana and Boone, Kenton and Campbell counties in Kentucky (the "Local Community"), subject to the right of the Bank and the Company, in their absolute discretion, to reject these orders in whole or in part. It is anticipated that shares of Common Stock not subscribed for in the Subscription and Community Offerings may be offered at the discretion of the Company to certain members of the general public as part of a community offering on a best efforts basis by a selling group of broker-dealers managed by Charles Webb & Company ("Charles Webb"), with the participation and assistance of Friedman, Billings, Ramsey & Co., Inc. ("FBR," and when referred to together with Charles Webb, the "Agents") (the "Syndicated Community Offering"). The Subscription, Community and Syndicated Community Offerings are referred to collectively as the "Offerings." See "The Conversion -- Subscription Offering," "-- Community Offering" and "-- Syndicated Community Offering."


    The aggregate purchase price of all shares of the Common Stock will be based on the estimated pro forma market value of the Common Stock as determined by an independent appraisal. All shares of the Common Stock will be sold for $10.00 per share. EXCEPT FOR THE ESOP, WHICH INTENDS TO PURCHASE 8% OF THE TOTAL NUMBER OF SHARES OF COMMON STOCK ISSUED IN THE CONVERSION (SUBJECT TO THE APPROVAL OF THE SUPERINTENDENT AND THE FDIC), NO PERSON OR ENTITY, TOGETHER WITH ASSOCIATES OR PERSONS ACTING IN CONCERT, MAY PURCHASE MORE THAN $250,000 OF THE COMMON STOCK IN THE CONVERSION. NO PERSON MAY PURCHASE FEWER THAN 25 SHARES. Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of the Bank, purchase limitations may be increased or decreased at the sole discretion of the Company and the Bank at any time. See "The Conversion -- Limitations on Purchase of Shares."


    The Bank has engaged the Agents as its financial advisors and to assist the Company in the sale of the Common Stock in the Offerings. The Company and the Bank reserve the right, in their absolute discretion, to accept or reject, in whole or in part, any or all orders in the Community Offering or the Syndicated Community Offering either at the time of receipt of an order or as soon as practicable following the termination of such Offerings. See "The Conversion." The Agents are registered broker-dealers and members of the National Association of Securities Dealers, Inc. ("NASD").

    THE SUBSCRIPTION OFFERING  WILL TERMINATE AT    :    .M.,  EASTERN TIME,  ON
           ,  1996, UNLESS  EXTENDED BY THE  BANK AND  THE COMPANY FOR  UP TO AN
ADDITIONAL      DAYS TO NO LATER THAN            , 1996. Any shares not sold  in
the  Subscription Offering  will be sold  in the  concurrent Community Offering,
which is expected to terminate on              , 1996 but may terminate any  day
thereafter, but in no event later than             , 1996. Subscriptions paid by
check, bank draft or money order will be placed in a segregated account at the Bank and will earn interest at the Bank's passbook annual yield (currently 2%) from the date of receipt until consummation or termination of the Conversion.
    Orders submitted are irrevocable until the completion or termination of the Conversion; provided that, if the Conversion is not completed within 45 days after the expiration of the Subscription and Community Offerings, unless such period has been extended with the consent of the Superintendent and the FDIC, all subscribers will have their funds returned promptly, with interest on payments made by check, bank draft or money order or, if applicable, the subscriber's withdrawal authorization will be terminated. In the event of an extension of the offering period, all subscribers will be notified of such extension, and of any right or need to confirm their subscriptions, or to modify or rescind their subscriptions and have their funds returned promptly with interest, and of the period within which the subscribers must notify the Bank of their intention to confirm, modify or rescind their subscriptions. If an affirmative response to any resolicitation is not received from subscribers, such orders will be rescinded and such funds will be returned promptly with interest or, if applicable, the subscriber's withdrawal authorization will be terminated. See "The Conversion -- Subscription Offering -- Use of Order Forms and Certification Forms," "-- Payment for Shares," and "-- Community Offering."

    The Conversion is contingent upon approval of the Plan by the Bank's members and the sale of at least the minimum number of shares offered pursuant to the Plan.

                                        [MAP]

                                  PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

WESTWOOD HOMESTEAD      The Company is an Indiana corporation formed in March
 FINANCIAL CORPORATION  1996 at the direction of Westwood Homestead for the purpose of becoming a holding company for the Bank as part of the Conversion. The Company is headquartered in Cincinnati, Ohio, and its business activities will initially be limited to the State of Ohio. Prior to the Conversion, the Company will not engage in any material operations. After the Conversion, the Company's primary assets will be the outstanding capital stock of the Bank, a portion of the net proceeds of the Conversion, and a note receivable from the ESOP.


THE WESTWOOD HOMESTEAD  Westwood Homestead is an Ohio mutual savings bank
 SAVINGS BANK           headquartered in Cincinnati, Ohio that traces its
                        origin back to 1883. The Bank has occupied its main office since 1922 and opened a branch office in the Mount Adams section of Cincinnati, Ohio in June 1996.
                        In 1993, the Bank converted from an Ohio mutual savings and loan association to an Ohio mutual savings bank, and in connection with such conversion, adopted its current name. The Bank is a member of the Federal Home
                        Loan Bank ("FHLB") System and its deposits are insured up to applicable limits by the SAIF, administered by the FDIC. At March 31, 1996, the Bank had total assets of $97.9 million, deposits of $83.0 million, net loans receivable of $75.3 million and retained income of $14.4 million. See "Management's Discussion and
                        Analysis of Financial Condition and Results of
                        Operations" and "Business of the Bank."


                        The Bank is principally engaged in the business of accepting deposits from the general public and originating mortgage loans that are secured by one- to four-family residential properties located in its market area. The Bank also originates multi-family residential loans and non-residential real estate loans, although such lending has decreased in recent years and these loans do not currently represent a significant portion of the Bank's loan originations. To a lesser extent, the Bank originates residential construction and consumer loans. The Bank plans to expand its consumer lending activities within the year following the Conversion. See "Use of Proceeds" and "Business of the Bank -- Consumer Loans."

                        Financial highlights of Westwood Homestead include the following:

                        BUSINESS STRATEGY -- Westwood Homestead's business strategy is to operate a well capitalized, profitable community savings bank dedicated to financing home ownership in its general and surrounding market areas and providing quality service to its customers. The Bank has implemented this strategy by: (i) closely monitoring the needs of customers and providing quality service; (ii) maintaining high asset quality; and (iii) maintaining capital safely in excess of regulatory requirements.

                        COMMUNITY ORIENTATION -- The Bank is committed to meeting the financial needs of the community in which it operates. Management believes that the Bank is of sufficient size to be able to provide a relatively full range of financial services on a personalized and efficient basis. Management believes that Westwood Homestead can be more effective in servicing its customers than many of its nonlocal competitors because of the Bank's ability to quickly and effectively provide responses to customer needs and inquiries. Management plans to continue to emphasize the community orientation of the Bank.

                                         (i)

                        ASSET QUALITY -- The Bank has been successful in maintaining a high level of asset quality through relatively conservative underwriting criteria in originating mortgage and other loans. At March 31, 1996, the Bank had $14,000 in non-performing assets, consisting of one loan which was contractually past due 90 days or more. The Bank's allowance for loan losses as a percentage of total loans at March 31, 1996 was .16%. In addition, at March 31, 1996, the Bank had no real estate owned and only eight loans greater than 30 days delinquent. See "Business of the Bank -- Lending Activities." The Bank expects to incur greater credit risk in the future as it expands its consumer lending and broadens its range of mortgage loan products. As a result, future loan loss reserves are likely to be higher. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors -- Risks Posed by Certain Lending Activities."



                        CAPITAL POSITION -- The Bank's capital position has been built to a level that considerably exceeds the minimum required levels under current capital requirements. At March 31, 1996, the Bank had $14.4 million of retained income which represented 14.7% of total assets. Tangible capital and core capital were $14.6 million, which represented 15.05% of average adjusted total assets and risk-based capital was $14.7 million, which represented 29.5% of total risk-weighted assets at March 31, 1996. Such amounts exceeded the minimum required ratios of 1.5%, 3.0% and 8.0%, respectively, and therefore the Bank was classified as "well capitalized" under applicable regulatory requirements at March 31, 1996. Assuming the sale of Common Stock at the midpoint of the Current Valuation Range and the contribution of 50% of the net proceeds to the Bank, the Bank's regulatory capital ratios will increase to 20.9%, 20.9% and 43.5%, respectively. See "Historical and Pro Forma Regulatory Capital Compliance."



                        INTEREST RATE SENSITIVITY - The Bank seeks to manage interest rate-risk by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates. Management's principal strategy in managing the Bank's interest rate risk has been to emphasize the origination of one- to four-family adjustable rate mortgages and shorter term fixed rate mortgages for its loan portfolio. The Bank has also recently started to sell long term fixed rate mortgages in the secondary market. In addition, in managing its portfolio of investment securities and mortgage-backed securities, the Bank in recent periods has emphasized the sale of long-term and fixed-rate investment securities and mortgage-backed securities so as to reduce the Bank's exposure to increases in interest rates. At March 31, 1996, the Bank had a negative one-year interest rate sensitivity gap of (15.2%). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Sensitivity Analysis."

THE CONVERSION          GENERAL -- On January 11, 1996, the Board of Directors
                        of the Bank adopted the Plan pursuant to which Westwood
                        Homestead is converting from an Ohio chartered mutual savings bank to an Ohio chartered stock savings bank and is simultaneously forming a holding company. See
                        "The Conversion -- General." Upon Conversion, the Bank will issue all of its capital stock to the Company in exchange for at least 50% of the net Conversion proceeds.


                        REASONS FOR CONVERSION -- Westwood Homestead's Board of Directors believes that the stock form of ownership as opposed to the mutual form is the preferred structure for financial institutions, as evidenced in part by the decline in the number of mutual thrifts in existence. Mutual institutions generally are limited to retained income as the principal means of raising capital. The net proceeds from the sale of the

                                         (ii)

                        Common Stock in the Conversion will substantially increase the Bank's capital position, which will in turn increase the amount of funds available for lending and investment and provide greater resources to support both current operations and future expansion by the Bank. Currently, management of the Bank is analyzing plans to open or acquire another branch facility during calendar year 1996, and other branching possibilities will be studied, although there can be no assurance that such expansion will be accomplished. See "Use of Proceeds." Except for its plans to expand consumer lending with a portion of the net Conversion proceeds (see "Use of Proceeds") the Bank does not anticipate any significant change in its current lending activities as a result of the Conversion and anticipates primarily investing its portion of the net proceeds of the Conversion in the origination of one- to four-family residential loans (though management expects to expand the Bank's current lending activities by, among other things, offering additional loan products). The holding company structure will provide greater flexibility than the Bank alone would have for diversification of business activities and geographic operations. Management believes that this increased capital and operating flexibility will enable the Bank to compete more effectively with other types of financial services organizations. In addition, the Conversion will also enhance the future access of the Company and the Bank to the capital markets.


                        Furthermore, the Bank believes that if its customers, most of whom reside in the Bank's Local Community, become stockholders of the Company, they will have a direct interest as owners in the financial success of Westwood Homestead. Westwood Homestead believes that this local ownership, combined with quality service and products, will promote loyalty to Westwood Homestead and encourage local stockholders to conduct more business with the Bank and promote the Bank to other persons, thereby further contributing to the Bank's growth and earnings. Additionally, the Bank's Board of Directors believes that the Conversion will be beneficial to the communities within the Bank's Local Community and persons residing within those communities. The Conversion will provide those persons with an opportunity to be an equity owner of the Bank. This is consistent with the Bank's objective of being a locally owned financial institution and servicing local needs. Equity ownership will enable local stockholders to participate in the Bank's success and profitability through possible capital appreciation and dividends. There can be no assurance, however, that the Company's stockholders will be members of the Local Community or have any interest in its well being.


USE OF PROCEEDS         Although the Company cannot determine the actual level
                        of net proceeds from the sale of the Common Stock until the Conversion is completed, it anticipates that the net proceeds will be between approximately $17,575,000 and $24,025,000 (or $27,733,750 if the Current
                        Valuation Range is increased by 15%). The Company expects to purchase all of the capital stock of the Bank to be issued in the Conversion in exchange for up to 50% of the net proceeds of the Conversion.


                        THE BANK. The Bank intends to add its portion of the net proceeds to the Bank's general funds to be used for general purposes, including the origination of one- to four-family loans and the expansion of its consumer lending activities. The Bank may also use a portion of the net proceeds for the payment of outstanding FHLB advances. The Bank may also utilize proceeds from the Conversion to open or acquire additional branches and to acquire other financial institutions, although there can be no assurance that such expansion or acquisition can or will be accomplished. In this regard, the Bank opened a branch facility in the Mount Adams section of the city of Cincinnati, Ohio in June 1996 and other branching possibilities are being

                                        (iii)
                        studied. Management expects to spend between $25,000 and $50,000 over the next two years to upgrade and modernize its computer system, including the placement of a home page on the Internet. A portion of the net proceeds may be used to build a drive-up service window at the Bank's main office. See "Use of Proceeds". A portion of the net proceeds will also be used to rebuild the Bank's liquidity portfolio, in order to meet potential withdrawal of high rate CDs maturing in late 1997 through 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                        THE COMPANY. The net proceeds retained by the Company will also be available for a variety of corporate purposes, including the possible payment of regular cash dividends and/or special cash dividends, repurchases of the Common Stock and additional capital contributions. Management also expects to explore opportunities for acquiring other financial institutions in the Bank's market area, and intends to pursue such acquisitions as an integral part of the Bank's strategic growth plans, although there can be no assurance that such acquisitions can or will be consummated. In addition, the Company intends to lend funds to the ESOP sufficient to enable the ESOP to purchase up to 8% of the Common Stock. Based upon the issuance of 2,150,000 shares (the midpoint of the Current Valuation Range), the loan to the ESOP to purchase 8% of the Common Stock would be $1,720,000. The loan is currently expected to be amortized over 12 years. Proceeds from the Conversion may also be used for the establishment of a financial services subsidiary that can offer a variety of financial products to the Bank's customers, such as investment product sales. See "Use of Proceeds" and "Business of the Bank -- General." It is expected that, in the interim, all or part of the net proceeds may be invested in short-term and intermediate-term government securities, insured jumbo certificates of deposit and FHLB time deposits. See "Use of Proceeds."



THE SUBSCRIPTION AND    The shares of the Common Stock are being offered at a
  COMMUNITY OFFERINGS   price of $10.00 per share.  The total number of shares
                        to be issued in the Conversion will be between 1,827,500 and 2,472,500 shares based on market and financial conditions at the time of the closing of the Conversion, and may be increased to 2,843,375 shares.
                        Shares of Common Stock issued in the Conversion will not be federally insured. The shares of Common Stock are being offered in the Subscription Offering in the following order of priority: (1) Eligible Account
                        Holders; (2) the ESOP; (3) Supplemental
                        Eligible Account Holders; and (4) Other Members.
                        Subscription rights received in any of the foregoing categories will be subordinated to the subscription rights received by those in a prior category.
                        Concurrently, and subject to the prior rights of holders of subscription rights, shares not sold in the Subscription Offering are being offered in the Community
                        Offering to the general public, with preference given to natural persons and trusts of natural persons permanently residing in the Local Community.



                        Based on the sale of 2,150,000 shares in the Conversion (the midpoint of the Current Valuation Range), the ESOP is expected to purchase 172,000 shares, or 8% of the shares to be issued. The ESOP is currently expected to purchase shares of Common Stock as part of the Conversion with funds borrowed from the Company. Assuming receipt of regulatory approval and approval by the Company's stockholders, the Company will implement the MRP, which will purchase shares of Common Stock in an amount equal to 4% of the number of shares sold in the

                                         (iv)

                        Conversion (86,000 shares at the midpoint of the Current Valuation Range). Such purchase by the MRP may be from authorized but unissued shares of Common Stock at a purchase price equal to the then current market value of such shares or from the open market.


                        The Subscription Offering will terminate on ________ ___, 1996, unless extended by the Company and the Bank for an additional ___ days. The Community Offering is expected to terminate on the same date but may terminate any day thereafter, but no later than ________ ___, 1996. See "The Conversion."


PURCHASE LIMITATIONS    Except for the ESOP, which intends to purchase 8% of
                        the total number of shares of Common Stock issued in the Conversion (subject to the approval of the Superintendent and the FDIC), no person or entity, together with associates or persons acting in concert, may purchase more than $250,000 of the Common Stock in the Conversion. No person may purchase fewer than 25 shares. In the event of an oversubscription, shares will be allocated in accordance with the Plan. In the event of an increase in the total number of shares up to the number issuable at 15% above the Current
                        Valuation Range, the additional shares may be distributed and allocated without the resolicitation of subscribers. Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of the Bank, purchase limitations may be increased or decreased at the sole discretion of the Company and the Bank at any time. If such amount is increased, subscribers for the maximum amount will be given the opportunity to increase their subscriptions up to the then applicable limit, subject to the rights and preferences of any person who has priority subscription rights. In the event that the purchase limitation is decreased after commencement of the Subscription and Community Offerings, the orders of any person who subscribed for more than the new maximum purchase limitation shall be decreased by the minimum amount necessary so that such person shall be in compliance with the then maximum limit.


INDEPENDENT APPRAISAL   RP Financial, a firm experienced in valuing savings
                        institutions, has made an independent appraisal of the estimated aggregate pro forma market value of the Common Stock to be issued in connection with the Conversion. The Current Valuation Range in RP
                        Financial's appraisal as of March 1, 1996 and updated as of June 14, 1996, is from $18,275,000 to
                        $24,725,000.  SUCH APPRAISAL IS NOT INTENDED AND MUST
                        NOT BE CONSTRUED AS A RECOMMENDATION OF ANY KIND AS TO
                        THE ADVISABILITY OF PURCHASING SUCH SHARES. The appraisal considered a number of factors and was based upon estimates derived from those factors, all of which are subject to change from time to time. In preparing the valuation, RP Financial relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Company and the Bank. RP
                        Financial did not verify the financial statements provided or independently value the assets of the Bank.
                        RP Financial will either confirm the continuing validity of its appraisal immediately prior to consummation of the Conversion or otherwise provide an updated appraisal. For further information, see "The
                        Conversion -- Stock Pricing and Number of Shares to be
                        Issued."

                                         (v)

PROSPECTUS DELIVERY AND To ensure that each subscriber receives a Prospectus at
  PROCEDURE FOR         least 48 hours prior to the termination of the offering
  PURCHASING SHARES     in accordance with Rule 15c2-8 of the Securities
                        Exchange Act of 1934, as amended (the "Exchange Act"), no Prospectus will be mailed any later than five days prior to the expiration date of the offering or hand delivered any later than two days prior to such date.
                        Execution of an original stock order form and certification form (together, the "Order Form") will confirm receipt or delivery in accordance with Rule
                        15c2-8. Order Forms will be distributed only with a Prospectus. An acknowledgement is required to be signed and returned with an Order Form. The Bank will accept for processing only orders submitted on original
                        Order Forms. Payment by check, money order, bank draft or debit authorization to an existing account at the Bank must accompany the Order Form.

                        To ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priorities, such persons must list all of their deposit accounts at the Bank on the Order Form.

DIVIDENDS               Payment of cash dividends on the Company's common stock
                        will be subject to the requirements of applicable law and the determination by the Board of Directors that the Company's net income, financial condition and need for capital in connection with possible acquisitions and general business growth, regulatory and tax considerations, and economic and thrift industry conditions justify the payment of dividends. While the Board of Directors has not determined whether to pay dividends on the Common Stock, the Board will consider paying dividends after the Conversion in light of all these factors. There can be no assurance that dividends will in fact be paid. See "Dividends."


MARKET FOR THE          The Company, as a newly organized company, has never
 COMMON STOCK           issued capital stock, and consequently there is no
                        current established market for its Common Stock.  The
                        Company has received approval to have the Common Stock listed on the Nasdaq National Market under the symbol
                        "WEHO," conditioned upon completion of the Conversion and satisfaction of Nasdaq National Market entry requirements. FBR has advised the Company that it intends to act as a market maker for the Common Stock, but is not obligated to do so. No assurance can be given, however, that an active and liquid market for the Common Stock will develop. Further, no assurance can be given that an investor will be able to sell the Common Stock at or above the purchase price after the Conversion. See "Market for Common Stock."



RISK FACTORS            Special attention should be given to the matters
                        discussed under "Risk Factors," which include discussions of (i) the risks associated with aggressive growth of the Company and the Bank; (ii) the potentially adverse impact of interest rates and economic and industry conditions; (iii) the liquidity level of the Bank; (iv) large loans to one borrower or groups of borrowers; (v) the risks posed by certain lending activities; (vi) the risk of low return on equity and increased operating expenses post-Conversion and loss in 1995; (vii) the disparity between SAIF and BIF insurance premiums and a possible special assessment on SAIF insured institutions; (viii) the dilutive effect of the MRP and stock options; (ix) the potential impact on voting control of purchases by management; (x) the potential benefits to management upon and subsequent to Conversion; (xi) the absence of a prior market for the Common Stock; (xii) the articles of incorporation, bylaw and statutory provisions that could discourage hostile acquisitions of control;
                        (xiii) the potentially adverse income tax consequences of the distribution of subscription rights; (xiv) the dependence on key personnel; (xv) the role of the marketing advisor/best efforts offering; and (xvi) the risk of loss of principal.


                                         (vi)

                          SELECTED FINANCIAL AND OTHER DATA

    The following tables set forth selected financial, operating and other data of the Bank at the dates indicated. This information is derived in part from and should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

SELECTED FINANCIAL DATA


                                                                               At December 31,
                                      March 31,    ---------------------------------------------------------------------
                                      1996           1995           1994           1993           1992           1991
                                   ---------      ---------     ----------    -----------     ----------     ----------
                                                                   (Dollars in thousands)
Total amount of:
  Assets. . . . . . . . . . .      $  97,892      $  96,638     $  112,978     $  114,344     $  102,569     $   97,228
  Loans held for sale . . . .            936          1,697             --             --             --             --
  Loans receivable, net . . .         74,398         73,245         70,185         63,205         58,684         58,977
  Cash and cash equivalents .          2,491            869            748          2,608          1,886          2,377
  Investment securities (1):
     Available for sale . . .            988            993          1,886             --             --             --
     Held to maturity . . . .             --             --             --          2,003          2,017          2,035
  Mortgage-backed securities (1):
     Available for sale . . .         16,358         17,380         32,560             --             --             --
     Held to maturity . . . .             --             --          4,375         44,600         38,080         32,297
  Deposits. . . . . . . . . .         83,004         81,748         92,526         99,895         88,771         84,899
  FHLB advances . . . . . . .            136            139          5,349             --             --             --
  Federal funds purchased . .             --             --          2,200             --             --             --
  Retained income (1) . . . .         14,417         14,190         12,279         13,980         13,007         11,976

Number of:
   Real estate loans outstanding       1,178          1,140          1,070          1,045          1,054          1,098
   Deposit accounts . . . . .          8,328          7,841          7,655          7,554          7,265          6,034
   Offices open . . . . . . .              1              1              1              1              1              1




_______________________
(1) The Bank adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. The adoption of SFAS No. 115 resulted in an after tax decrease to retained income of $204,000, $327,000 and $2.5 million as of March 31, 1996, December 31, 1995 and 1994, respectively. For additional information, see Notes 2 and 3 to the Bank's Financial Statements contained herein.

                                        (vii)

SUMMARY OF OPERATIONS


                                       Three Months Ended
                                             March 31,                         Years Ended December 31,
                                      -------------------    --------------------------------------------------------
                                       1996        1995        1995        1994        1993        1992        1991
                                     -------    --------    --------    --------    --------    --------    --------
                                                                    (Dollars in thousands)
Interest income . . . . . . .       $  1,815    $  2,009    $  7,756    $  7,653    $  7,749    $  7,965    $  8,446
Interest expense. . . . . . .          1,210       1,373       5,262       5,047       5,010       5,216       5,850
                                     -------    --------    --------    --------    --------    --------    --------
Net interest income before provision
   for loan losses. . . . . .            605         636       2,494       2,606       2,739       2,749       2,596
Provision for loan losses . .             15          --          38          30          12          12          --
                                     -------    --------    --------    --------    --------    --------    --------
Net interest income after provision
   for loan losses. . . . . .            590         636       2,456       2,576       2,727       2,737       2,596
Noninterest income (loss) . .             45          29        (737)         79          72          61          48
Noninterest expense . . . . .            478         397       2,056       1,494       1,326       1,196       1,116
                                     -------    --------    --------    --------    --------    --------    --------
Income (loss) before federal income
  tax expense . . . . . . . .            157         268        (337)      1,161       1,473       1,602       1,528
Federal income tax expense (benefit)      53          92        (114)        400         500         571         503
                                     -------    --------    --------    --------    --------    --------    --------
Net income (loss) . . . . . .        $   104     $   176     $  (223)    $   761     $   973    $  1,031    $  1,025
                                     -------    --------    --------    --------    --------    --------    --------
                                     -------    --------    --------    --------    --------    --------    --------




                                        (viii)

KEY OPERATING RATIOS


                                          THREE MONTHS ENDED
                                              MARCH 31,                        YEARS ENDED DECEMBER 31,
                                     ----------------------  --------------------------------------------------------
                                       1996        1995        1995        1994        1993        1992        1991
                                     -------    --------    --------    --------    --------    --------    --------

PERFORMANCE RATIOS:
  Return on assets (net income
     (loss) divided by average
     total assets). . . . . .            .43%        .62%      (.21)%        .66%        .88%       1.05%       1.12%
  Return on average retained
     income (net income (loss)
     divided by average retained
     income). . . . . . . . .           2.89        4.96      (1.59)        5.39        7.19        8.22        8.94
  Interest rate spread (combined
     weighted average interest
     rate earned less combined
     weighted average interest
     rate cost) . . . . . . .           1.77        1.66        1.74        1.75        1.97        2.12        2.30
  Ratio of average interest-
     earning assets to average
     interest-bearing liabilities     115.20      112.36      113.76      112.75      112.10      113.40      112.41
  Ratio of noninterest expense
     to average total assets.           1.97        1.39        1.97        1.31        1.20        1.22        1.23
ASSET QUALITY RATIOS:
  Nonperforming assets to total
     assets at end of period.            .01          --          --         .02         .10         .04         .18
  Nonperforming loans to total
     loans at end of period .            .02          --          --         .03         .17         .07         .30
  Allowance for loan losses to
     total loans at end of period        .16         .09         .14         .09         .05         .03         .02
  Allowance for loan losses to
     nonperforming loans at end
     of period (1)  . . . . .         834.26          --          --      265.97       29.83       44.14        6.15
  Provision for loan losses to
     total loans receivable, net         .02          --         .05         .04         .02         .02          --
  Net charge-offs to average
     loans outstanding. . . .             --          --          --          --          --          --          --

CAPITAL RATIOS:
  Retained income to total assets
     at end of year . . . . .          14.73       11.80       14.68       10.87       12.23       12.68       12.32
  Average retained income to
     average assets . . . . .          14.78       12.42       13.50       12.33       12.24       12.75       12.57




_______________
(1) No calculation at December 31, 1995 and March 31, 1995 due to the fact that the Bank had no non-performing loans during those periods.

                                         (ix)

e


                             RECENT DEVELOPMENTS
                                 (UNAUDITED)

     Set forth below are selected financial and other data of the Bank at and for the three and six months ended June 30, 1996 and 1995. The data at June 30, 1996 and March 31, 1996 and for the three and six months ended
June 30, 1996 and 1995 is unaudited, but in the opinion of management reflects all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation. The results of operations and ratios of other data for the three and six months ended June 30, 1996, are not necessarily indicative of the results of operations for the fiscal year ending
December 31, 1996.

SELECTED FINANCIAL AND OTHER DATA

                                               At             At
                                            June 30,       March 31,
                                              1996           1996
                                            --------       ---------
                                            (Dollars in thousands)
Total amount of:
   Assets..............................     $ 98,431       $ 97,892
   Loans held for sale.................          693            936
   Loans receivable, net...............       77,823         74,398
   Cash and cash equivalents...........          649          2,491
   Investment securities (1):
      Available for sale...............          982            988
   Mortgage-backed securities (1):
      Available for sale...............       15,325         16,358
   Deposits............................       82,786         83,004
   FHLB advances.......................        1,133            136
   Retained income (1).................       14,363         14,417

Number of:
   Real estate loans outstanding.......        1,263          1,178
   Deposit accounts....................        7,051          6,773
   Offices open........................            2              1
______________
(1) The Bank adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. The adoption of SFAS No. 115 resulted in an after tax decrease to retained income of $371,000 and $204,000 as of June 30, 1996 and March 31, 1996, respectively.

SUMMARY OF OPERATIONS


                                                       Three Months Ended    Six Months Ended
                                                            June 30,             June 30,
                                                       ------------------    ----------------
                                                          1996      1995     1996     1995
                                                          ----      ----     ----     ----
                                                                    (In thousands)

Interest income.......................................  $ 1,852   $ 1,982        $ 3,667 $ 3,990
Interest expense......................................    1,212     1,368          2,422   2,741
                                                        -------   -------        ------- -------
Net interest income before provision for loan losses..      640       614          1,245   1,249
Provision for loan losses.............................       15        --             30      --
                                                        -------   -------        ------- -------
Net interest income after provision for loan losses...      625       614          1,215   1,249
Noninterest income (loss).............................       24      (571)            69    (541)
Noninterest expense...................................      478       422            956     819
                                                        -------   -------        ------- -------
Income (loss) before federal income tax expense.......      171      (379)           328    (111)
Federal income tax expense (benefit)..................       58       (92)           112      --
                                                        -------   -------        ------- -------
Net income (loss).....................................  $   113   $  (287)       $   216 $  (111)
                                                        =======   =======        ======= =======


                                      (x)

KEY OPERATING RATIOS


                                                                At or for the      At or for the
                                                             Three Months Ended   Six Months Ended
                                                                  June 30,            June 30,
                                                             ------------------   ----------------
                                                                1996    1995        1996    1995
                                                                ----    ----        ----    ----

Performance Ratios:
   Return on assets (net income (loss) divided
      by average total assets).............................     0.46%  (1.09)%       .44%   (.24)%
   Return on average retained income (net income
      (loss) divided by average retained income)...........     3.07   (8.48)       2.89   (1.76)%
   Interest rate spread (combined weighted average
      interest rate earned less combined weighted
      average interest rate cost)..........................     1.82    1.74        1.80    1.70
   Ratio of average interest-earning assets
      to average interest-bearing liabilities..............   116.43  112.18      115.82  112.27
   Ratio of noninterest expense to average
      total assets.........................................     1.95    1.60        1.96    1.50

ASSET QUALITY RATIOS:
  Nonperforming assets to total assets at end of period....       --      --
  Nonperforming loans to total loans at end of period......       --      --
   Allowance for loan losses to total loans
      at end of period.....................................     0.17    0.09
   Allowance for loan losses to nonperforming
      loans at end of period...............................       --      --
   Provision for loan losses to total loans
      receivable, net......................................     0.02      --
   Net charge-offs to average loans outstanding............       --      --

CAPITAL RATIOS:
   Retained income to total assets at end of year..........    14.59   14.10
   Average retained income to average assets...............    14.96   12.85



                                     (xi)

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1996 AND MARCH 31, 1996

    The most significant changes in the composition of the Bank's balance sheet during the quarter ended June 30, 1996 relate to cash and cash equivalents, which decreased by $1.9 million, or 73.9%, from $2.5 million at March 31, 1996 to $649,000 at June 30, 1996, and FHLB advances, which increased from $136,000 at March 31, 1996 to $1.1 million at June 30, 1996. The Bank used cash and cash equivalents and FHLB advances to fund the increase of $3.4 million in loans receivable.

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED JUNE 30, 1996 AND 1995

     The most significant changes in the Bank's components of net income for the quarter ended June 30, 1996 compared to the same quarter in 1995 involve noninterest income (loss), which increased from a $571,000 loss to $24,000 income, and the provision for loan losses, which was zero for the quarter ended June 30, 1995 compared to $15,000 for the same quarter in 1996. The increase in noninterest income between the periods was principally due to a $392,000 loss on the sale of securities during the June 30, 1995 quarter. Management increased the Bank's provision for loans losses during the June 30, 1996 quarter as a result of increased risks associated with the continued implementation of a program involving the origination of loans with loan-to-value ratios of 100%. See "Business of the Bank -- Lending Activities -- One- to Four-Family Real Estate Loans."


LIQUIDITY AND CAPITAL RESOURCES

     The Bank's capital level remained relatively stable between March 31 and June 30, 1996. Liquidity decreased principally as a result of the Bank's use of cash and cash equivalents to fund loans. Management expects to use a portion of the net Conversion proceeds to rebuild the Bank's liquidity portfolio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



                                    (xii)

                                     RISK FACTORS

    BEFORE INVESTING IN THE SHARES OF THE COMMON STOCK OFFERED BY THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE MATTERS PRESENTED BELOW.

RISKS ASSOCIATED WITH PLANNED AGGRESSIVE GROWTH OF THE COMPANY AND THE BANK

    In order for the Company to enhance shareholder returns and generate a competitive return on equity after consummation of the Conversion, management plans to engage in an aggressive strategy of growth, both externally through the selective acquisition of other financial institutions and internally through branch expansion and through an expansion of the Bank's lending activities. Management expects that lending activities will expand through an extension of current lending operations and the addition of new loan products, such as an increase in amounts and types of consumer loans. (See "Use of Proceeds").
While it is the Company's and the Bank's objective to pursue prudent growth that will not materially compromise credit quality or interest rate risk exposure, an aggressive growth strategy could result in additional credit risk and in a reduction in the level of control currently exerted by management over the Bank's business and operations.

    There can be no assurance that the Bank will be successful in implementing its strategic growth plan. The Bank's ability to expand internally by establishing new branch offices is dependent on its ability to identify advantageous branch office locations and generate new deposits and loans from those locations. At the same time, the Company's ability to grow through acquisitions is dependent on successfully identifying, acquiring and integrating such institutions. The Bank's market area is highly competitive for financial institution acquisitions, and the Company will be competing with numerous larger and far more experienced acquirors. (Neither current management nor the Board of Directors of the Bank has ever pursued or completed an acquisition.) Accordingly, there can be no assurance that the Bank will in fact be able to generate internal growth as planned or that the Company will be able to identify attractive acquisition candidates, to acquire such candidates on favorable terms or to successfully integrate any acquired institutions into the Company's and the Bank's business and operations.

POTENTIALLY ADVERSE IMPACT OF INTEREST RATES AND ECONOMIC, INDUSTRY AND COMPETITIVE CONDITIONS

    The savings institution industry is vulnerable to fluctuations in market interest rates. Like most savings institutions, Westwood Homestead's net interest income is affected by general economic conditions and other factors that influence market interest rates and Westwood Homestead's ability to respond to changes in such rates. At March 31, 1996 (the most recent date for which data is available), an instantaneous increase in market interest rates of 1%, 2%, 3% and 4% would have resulted in a decrease in the Bank's net interest income of approximately $149,000, $336,000, $551,000, and $775,000, respectively, while an instantaneous decrease in market rates of 1%, 2%, 3% and 4% would have resulted in an increase in net interest income of approximately $116,000, $224,000, $295,000 and $349,000, respectively. This measure indicates that the Bank is particularly vulnerable to increases in market interest rates. Conversely, the Bank could benefit from decreases in interest rates. This calculation, however, is based on numerous assumptions, not all of which are within the control of the Bank. Although the Bank believes that these assumptions are reasonable, there can be no assurance that the Bank's net interest income will react to changes in interest rates as indicated by this analysis or that the Bank's net interest income would not be adversely affected by increases or decreases in interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Sensitivity Analysis and Net Portfolio Value."

    The Bank encounters substantial competition in its lending and deposit activities. See "Business of the Bank -- Competition." Numerous larger and more diverse financial institutions are headquartered in Cincinnati and compete directly with the Bank for customers. These larger institutions have resources far greater than those of the Bank and are therefore able to offer a wider variety of retail products and to take advantage of advances in technology to a greater extent than the Bank. These competitive conditions will affect the Bank's ability to pursue its strategic growth plans. See "Risks Associated With Planned Aggressive Growth of the Company and the Bank."

    Significant and rapid changes have occurred in the savings institution industry in recent years, and the future of the industry is subject to various uncertainties. The traditional role of savings institutions as the nation's primary housing lenders is diminishing and savings institutions are subject to increasing competition from commercial banks and mortgage bankers. The ability of savings institutions to diversify into lending activities other than real estate lending has been limited by federal regulation. Savings institution insolvencies have resulted in increased deposit insurance costs. The savings institution industry also faces an uncertain regulatory environment in which applicable laws, regulations, and enforcement policies may be subject to significant change.

LIQUIDITY LEVELS

    During the period of September 1997 to December 1999, $11.9 million in high rate long-term certificates of deposit will mature. The Bank also has $1.0 million in low-rate out of state jumbo CDs maturing in 1996. Some of these certificates of deposit may not be reinvested in products offered by the Bank, thereby adversely affecting the Bank's liquidity in the short term. Management believes, however, that the Conversion proceeds will provide a sufficient liquidity portfolio to maintain liquidity at appropriate levels in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business of the Bank -- Deposit Activity and Other Sources of Funds."

LARGE LOANS TO ONE BORROWER OR GROUPS OF BORROWERS

    At March 31, 1996, the Bank had loans outstanding to 18 borrowers or groups of affiliated borrowers with aggregate balances in excess of $500,000, or a total aggregate amount of $17.1 million, or 22.7%, of the total loan portfolio. While these loans complied with regulatory limitations on the Bank's aggregate loans to one borrower or group of affiliated borrowers at origination, these loans present more risk to the Bank than smaller loans because adverse circumstances among a small number of borrowers could adversely affect the Bank's credit quality. At March 31, 1996, none of these loans were non-performing or a classified asset.

RISKS POSED BY CERTAIN LENDING ACTIVITIES

    The Bank's loan portfolio at March 31, 1996 included approximately $19.6 million, or 25.6%, of loans secured by multi-family or non-residential real estate. Such loans entail significantly greater risk than that posed by loans secured by one-to four-family real estate.

    Multi-family and non-residential real estate loans typically involve larger loan balances upon origination. At March 31, 1996, the average balance of the Bank's multi-family and non-residential real estate loans was $147,000 as compared to an average balance of $55,000 for the Bank's one- to four-family residential loans. Such loans also involve a greater repayment risk, as repayment generally is dependent in large part on sufficient income from the properties securing the loans to cover operating expenses and debt service. This risk can be significantly affected by supply and demand conditions in the market for multi-family residential units and commercial office, retail and warehouse space. In addition, non-residential real estate is more likely than other types of property to be subject to some form of environmental contamination. However, the risks associated with the Bank's multi-family and non-residential real estate loans are mitigated to some degree because the majority of these loans in the Bank's portfolio are seasoned loans and the Bank is not actively soliciting these types of loans.

    The Bank will utilize a portion of the net proceeds from the Conversion to expand consumer lending. These loans will include automobile loans, small unsecured loans, home improvement loans and credit card loans (See "Use of Proceeds"). Consumer loans generally involve more risk than one- to four-family residential real estate loans. Repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation, and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Further, the application of various state and federal laws, including federal and state bankruptcy and insolvency law, may limit the amount which may be recovered.

    The Bank has also recently begun offering, on a limited basis, one- to four-family mortgage loans to qualified borrowers with loan-to-value ratios of 100%. The Bank will lend the borrower 80% of the lesser of the appraised value or purchase price of the property as a first mortgage, and will lend the borrower up to the additional 20% (up to $100,000) needed to purchase the property as a second mortgage. At March 31, 1996, the Bank had eight of these loans outstanding, with an aggregate balance of first mortgages of $731,000 and an aggregate balance of second mortgages of $163,000. For additional information, see "Business of the Bank -- Lending Activities."
These loans involve a greater degree of risk than conventional one- to four-family mortgage loans because the borrower has little or no equity in the property securing the loan.


POST CONVERSION RETURN ON EQUITY AND OPERATING EXPENSES; LOSS IN PRIOR FISCAL
YEAR

    As a result of the Conversion, total equity will be substantially increased ($18.2 million, or 126% and $21.0 million, or 146% at the midpoint and maximum, respectively, of the Current Valuation Range). The increase in equity is likely to adversely affect the Company's ability to attain a favorable return on average equity (net income divided by average equity), absent a corresponding increase in net income. There can be no assurance that the Company will be able to increase net income in future periods in amounts commensurate with the increase in equity resulting from the Conversion. See "Capitalization."

    In addition, the Bank's operating expenses may increase in future periods as a result of (i) the expenses associated with the reporting obligations of a public company; (ii) the compensation expenses resulting from the planned implementation of certain stock related benefit plans in connection with the Conversion (see "Pro Forma Data" and "Management of the Bank -- Certain Benefit Plans and Agreements"); and (iii) an increase in expenses that may result from implementation of the Bank's growth strategy through branch purchases, acquisitions and increased personnel. However, to the extent the Bank's growth strategy is successful in increasing the Bank's interest earning assets, certain of these increased expenses should be offset by improved earnings, though there can be no assurance that the Bank will successfully implement its strategic growth plan. See " -- Risks Associated with Planned Aggressive Growth of the Company and the Bank." Any increases in the Bank's operating expenses as a result of these factors may be offset by earnings on the Conversion proceeds. See " -- Potentially Adverse Impact of Interest Rates and Economic and Industry Conditions."

    The Bank operated at a loss during 1995. Net loss for the year ended December 31, 1995 was $223,125. The loss for the period was primarily due to an $814,000 loss on the sale of securities to fund liquidity requirements, a charge of $375,000 taken in connection with the Directors' Plan, and an increase in other operating expenses of $187,000. While neither the loss on the sale of securities nor the high level of expenses referred to above is expected to recur, there can be no assurance that the Bank will not experience net losses in future periods. However, the Bank did have net income of $103,766 for the three months ended March 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Financial Condition at December 31, 1995 and December 31, 1994" and "--Comparison of Financial Condition at March 31, 1996 and December 31, 1995."

DISPARITY BETWEEN SAIF AND BIF INSURANCE PREMIUMS; SAIF SPECIAL ASSESSMENT

    The Bank's savings deposits are insured by the SAIF, which is administered by the FDIC. The assessment rate currently ranges from 0.23% of deposits for well capitalized institutions to 0.31% of deposits for undercapitalized institutions. The FDIC also administers the Bank Insurance Fund ("BIF"), which has the same designated reserve ratio as the SAIF. The deposit insurance assessment rate for most commercial banks and other depository institutions with deposits insured by the BIF ranges from .27% of insured deposits for undercapitalized BIF-insured institutions to a statutory minimum of $2,000 annually for well-capitalized institutions, which constitute over 90% of the BIF-insured institutions. The existing substantial disparity in the deposit insurance premiums paid by BIF and SAIF members places SAIF-insured savings institutions such as the Bank at a significant competitive disadvantage to BIF-insured institutions.

    In September 1995, Congress began consideration of a recapitalization plan for the SAIF. The purpose of the plan is to eliminate the significant disparity between deposit insurance rates paid by savings associations such as the Bank and most commercial banks. This disparity has adversely affected the Bank's competitive position vis-a-vis its commercial banking competitors which are insured by the BIF. In April 1996, there was an attempt to attach legislation that would have provided for a special one-time assessment to recapitalize the SAIF and would have spread the interest payments on obligations issued by the Financing Corporation on all FDIC-insured institutions. Such attempt was unsuccessful. The Bank cannot predict whether this proposed legislation will be enacted in the future or, if enacted, what its final form will be.



    The following summarizes the major provisions of the legislation as most recently considered by Congress. As part of the continuing resolution, Congress proposed to authorize the FDIC to assess a one-time fee on institutions, like the Bank, with deposits insured by the SAIF in order to increase the SAIF's reserves to the 1.25% of insured deposits required by the Federal Deposit Insurance Act ("FDIA"). The amount of such assessment would be determined by the FDIC based on the amount of reserves in the SAIF, the amount of insured deposits and such other factors as the FDIC deemed appropriate. The amount of such assessment for an individual institution would have been based on its SAIF-assessable deposits as of March 31, 1995 and was expected to range between 0.85% and 0.90% of such deposits. The special assessment would have been required to be accrued in the quarter in which the legislation was passed by Congress and would have been due on such date as the FDIC prescribed within 60 days of enactment of the legislation. The proposed legislation provided for the merger of the SAIF and the BIF into a single Deposit Insurance Fund effective January 1, 1998 if no insured depository institution was a savings association on the date. Based on its deposits as of March 31, 1995, the Bank would have been required to pay a special assessment of approximately $805,000 on a pre-tax basis if it is assessed at the rate of 0.90% of SAIF-assessable deposits.


DILUTIVE EFFECT OF THE MRP AND STOCK OPTIONS


    It is expected that following the consummation of the Conversion the Company will adopt the Westwood Homestead Financial Corporation 1997 Stock Option and Incentive Plan (the "Option Plan") and the MRP, both of which would be subject to prior stockholder and regulatory approval, and that such plans would be considered and voted upon at a meeting of the Company's stockholders to be held no earlier than six months after the Conversion. Under the MRP, directors, officers and employees of the Company and the Bank are expected to be awarded an aggregate amount of Common Stock equal to 4% of the shares issued in the Conversion. Under the Option Plan, an aggregate amount of Common Stock equal to 10% of the shares issued in the Conversion will be reserved for future issuance to officers, employees and directors of the Company and the Bank, and options to purchase 66.8% of such shares are expected to be granted in the year following the Conversion at exercise prices equal to the market price of the Common Stock on the date of grant. It is not currently known whether the shares issued to directors, officers and employees under the MRP would be from authorized but unissued shares of Common Stock or, to the extent available, Common Stock purchased in the open market. In the event the shares issued under the MRP and the Option Plan consist of newly issued shares of Common Stock, the interests of existing stockholders would be diluted. Assuming that 2,150,000 shares of the Common Stock are issued in the Conversion, it is expected that 215,000 shares of the Common Stock will be reserved for issuance under the Option Plan to directors, officers and employees in the year following the Conversion. The grant of options on the foregoing terms may also be considered dilutive of the interests of stockholders. At the midpoint of the Current Valuation Range, if all shares currently expected to be issued under the MRP and all options currently expected to be granted under the Option Plan were newly issued and the exercise price for the shares underlying options was equal to $10.00, the number of outstanding shares of Common Stock would increase from 2,150,000 to 2,451,000 and the pro forma book value per share of the outstanding Common Stock at March 31, 1996 would have been $14.19 compared with $15.18 without such plans. See "Pro Forma Data" and "Management of the Bank -- Certain Benefit Plans and Agreements."

POTENTIAL IMPACT ON VOTING CONTROL OF PURCHASES BY MANAGEMENT


    As a result of the level of Common Stock expected to be owned by management subsequent to the Conversion as a result of individual purchases, as well as purchases by the MRP and the Option Plan and allocations under the ESOP, management could benefit from certain statutory and regulatory provisions, as well as certain provisions in the Company's Articles of Incorporation and Bylaws that may tend to promote the continuity of existing management. Specifically, it is currently expected that directors and executive officers will subscribe for approximately 80,000 shares, or 3.7%, of the Common Stock (assuming the sale of 2,150,000 shares at the midpoint of the Current Valuation Range). The ESOP's purchase of 8% of the Common Stock and the MRP's expected issuance of 86,000 shares, or 4%, of the Common Stock could (assuming the shares purchased by the MRP are from authorized but unissued shares) increase the estimated percentage of the Common Stock management will initially control to 15.5% of all shares outstanding (assuming the sale of 2,150,000 shares at the midpoint of the Current Range). If all of the options currently expected to be granted under the Option Plan (options for 215,000 shares at the midpoint of the Current Valuation Range) were exercised (which is not anticipated), the percentage of shares controlled by such persons would be 22.9% of the total number of shares of Common Stock outstanding. Management will thus have a very substantial interest in the Company and could, if each member of management were to act consistently with each other, have significant influence over the outcome of any stockholder vote requiring a majority vote and in the election of directors, and could have veto power in matters requiring the approval of 80% of the Company's outstanding Common Stock, such as certain business combinations. Management might thus have the power to authorize actions that may be viewed as contrary to the best interests of non-affiliated holders of the Common Stock and might have veto power over actions that such holders may deem to be in their best interests. See "Pro Forma Data," "Proposed Management Purchases," "Management of the Bank -- Certain Benefit Plans and Agreements," "The Conversion -- Regulatory Restrictions on Acquisition of the Common Stock," "Certain Restrictions on Acquisition of the Company and the Bank" and "Certain Anti-Takeover Provisions in the Articles of Incorporation and Bylaws."


POTENTIAL BENEFITS TO MANAGEMENT UPON AND SUBSEQUENT TO CONVERSION


    STOCK OPTIONS. The Board of Directors of the Company intends to implement the Option Plan, at a meeting of its stockholders to be held no earlier than six months following the Conversion, contingent upon receipt of stockholder, the FDIC's and the Superintendent's approval. Assuming 2,150,000 shares are issued in the Conversion and receipt of the required approvals, the Bank currently plans to grant options to purchase 53,750 and 20,156 shares of the Common Stock to Michael P. Brennan, President of the Bank, and to all other key employees as a group (4 persons), respectively, under the Option Plan in the year following the Conversion. Non-employee directors as a group (7 persons) are expected to receive options to purchase 64,500 shares. The exercise price of the options, which would be granted at no cost to the recipients thereof, would be the fair market value of the Common Stock subject to the option on the date the option is granted.


    MRP. The Board of Directors of the Company intends to implement the MRP at a meeting of the Company's stockholders to be held no earlier than six months following the Conversion, contingent upon receipt of regulatory and stockholder approval. Subject to such approval, the MRP will purchase an amount of shares after the Conversion equal to 4% of the shares issued in the Conversion (86,000 shares at the midpoint of the Current Valuation Range). No shares will be awarded under the MRP prior to receipt of regulatory and stockholder approval. Awards under the MRP would be granted at no cost to the recipients thereof. Assuming 2,150,000 shares are issued in the Conversion and receipt of the required approvals, the Bank currently intends to grant 21,500 and 8,063 shares to Michael P. Brennan and all other key employees as a group (4 persons), respectively, under the MRP. Non-employee directors as a group (7 persons) are expected to receive 25,800 shares under the MRP, assuming 2,150,000 shares are issued in the Conversion.

    EMPLOYMENT AND SEVERANCE AGREEMENTS. The Company and the Bank have entered into an employment agreement with Mr. Michael P. Brennan, President and Chief Executive Officer, and will enter into severance agreements with Mr. John Essen, Chief Financial Officer, and Mr. Gerald Mueller, Chief Lending Officer, to become effective upon Conversion, subject to the approval of the FDIC and the Superintendent. The employment and severance agreements will provide for the payment of up to approximately three times the officer's salary in the event of, among other things, involuntary termination of employment in connection with, or within one year after, a change in control of the Company or the Bank. For additional information, see "Management of the Bank -- Certain Benefit Plans and Agreements -- Employment and Severance Agreements."

    OTHER BENEFITS.   Subject to approval by the Superintendent and the FDIC,
under the ESOP, which intends to borrow funds from the Company to purchase 8% of the Common Stock issued in the Conversion, shares of Common Stock will be allocated among the accounts of participating employees. In addition to the possible financial benefits under the benefit plans, management could benefit from certain statutory and regulatory provisions, as well as certain provisions in the Company's Articles of Incorporation and Bylaws, all of which may tend to
promote the continuity of existing management.   See "Management of the Bank --
Certain Benefit Plans and Agreements."

ABSENCE OF PRIOR MARKET FOR THE COMMON STOCK

    Prior to the Offerings, no shares of the Common Stock have been outstanding. Although the Company has received preliminary approval for quotation of the Common Stock on the Nasdaq National Market, there can be no assurance that an active and liquid trading market for the Common Stock will develop or be maintained. In addition, approximately 553,000 shares, or 22.6% of the Common Stock to be issued (assuming the issuance of 2,150,000 shares, implementation of the MRP and the Option Plan and the use of newly issued shares to fund such plans), are expected to be purchased by members of management and stock benefit plans of the Company and the Bank and are not expected to be traded actively. Accordingly, investors should consider the potentially illiquid nature of the Common Stock and should only subscribe for the Common Stock with a long-term investment intent. See "Market for the Common Stock."

ARTICLES OF INCORPORATION, BYLAW AND STATUTORY PROVISIONS THAT COULD DISCOURAGE HOSTILE ACQUISITIONS OF CONTROL

    The Company's Articles of Incorporation and Bylaws contain certain provisions that could discourage non-negotiated takeover attempts that certain stockholders might deem to be in their interests or through which stockholders might otherwise receive a premium for their shares over the then-current market price and that may tend to perpetuate existing management. These provisions currently include: the classification of the terms of the members of the Board of Directors; supermajority provisions for the approval of certain business combinations; certain provisions relating to meetings of stockholders, including the absence of cumulative voting; restrictions on the acquisition of the Company's equity securities; and provisions allowing the Board to consider nonmonetary factors in evaluating a business combination or a tender or exchange offer. The Articles of Incorporation also authorize the issuance of 1,000,000 shares of preferred stock as well as additional shares of Common Stock. These shares could be issued without stockholder approval on terms or in circumstances that could deter a future takeover attempt. Further, if the Company were to issue preferred stock, it is possible that the interests of existing stockholders would be diluted. The Board of Directors of the Company has no present intention to issue preferred stock.

    In addition, the Indiana Business Corporation Law ("IBCL") provides for
certain restrictions on acquisition of the Company.   The takeover statute,
which is codified in Chapter 43 of the IBCL, among other things, prohibits the Company from engaging in certain business combinations (including a merger) with a person who is the beneficial owner of 10% or more of the Company's outstanding voting stock (an "Interested Stockholder") during the five-year period following the date such person became an Interested Stockholder. Also under the IBCL, voting rights of the Common Stock are limited above various levels of ownership of the Common Stock unless such individual followed certain procedures outlined in the IBCL before and after acquiring such shares.

    These Articles of Incorporation, Bylaw, and statutory provisions, as well as certain other provisions of state and federal law and certain provisions in the Company's and the Bank's employee benefit plans and employment and severance agreements, may have the effect of discouraging or preventing a future takeover attempt in which stockholders of the Company otherwise might receive a substantial premium for their shares over then-current market prices. For a detailed discussion of those provisions, including the extent to which they affect the exercise of revocable proxies by management and others, see "Management of the Bank -- Certain Benefit Plans and Agreements," "Description of Capital Stock," "Certain Restrictions on Acquisition of the Company and the Bank" and "Certain Anti-Takeover Provisions in the Articles of Incorporation and Bylaws."

POTENTIALLY ADVERSE INCOME TAX CONSEQUENCES OF DISTRIBUTION OF SUBSCRIPTION
RIGHTS

    If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of such rights would be taxable to recipients who exercise the subscription rights in an amount equal to such value and the Bank could recognize a gain on such distribution. Whether subscription rights are considered to have any ascertainable value is an inherently factual determination. Westwood Homestead has received an opinion from RP Financial that such rights have no value. The opinion of RP Financial is not binding on the Internal Revenue Service ("IRS"). See "The Conversion -- Effect of Conversion to Stock Form on Depositors and Borrowers of the Bank -- Tax Effects."

DEPENDENCE ON KEY PERSONNEL

    The Company and the Bank depend to a considerable degree on key management personnel, and the loss of such personnel could adversely affect the Company or the Bank. The Company and the Bank have entered into an employment agreement with the chief executive officer and are expected to enter into severance agreements with the chief lending officer and the chief financial officer. See "Management of the Bank." Additionally, the Bank is currently in the process of obtaining a "key man" insurance policy for Michael P. Brennan, its chief executive officer.

ROLE OF THE MARKETING ADVISOR/BEST EFFORTS OFFERING

    The Bank and the Company have engaged Charles Webb as a financial and marketing advisor, and Charles Webb has agreed to use its best efforts to solicit subscriptions and purchase orders for Common Stock in the Conversion. Charles Webb has not prepared any report or opinion constituting a recommendation or advice to the Bank or the Company. Charles Webb has expressed no opinion as to the prices at which Common Stock to be issued in the Conversion may trade. Furthermore, Charles Webb has not verified the accuracy or completeness of the information contained in the Prospectus. See "The Conversion -- Plan of Distribution and Marketing Agent."

RISK OF LOSS OF PRINCIPAL

    The shares of Common Stock offered by this Prospectus are not savings accounts or deposits and are not insured or guaranteed by the FDIC, the SAIF or any other governmental agency, and involve investment risk, including the possible loss of principal.

                       WESTWOOD HOMESTEAD FINANCIAL CORPORATION

    The Company, an Indiana corporation, was organized by the Bank to be a savings institution holding company whose only subsidiary immediately after the Conversion will be the Bank. The Company was organized at the direction of the Bank in March 1996 to acquire all of the capital stock to be issued by the Bank in the Conversion. Prior to the Conversion, the Company will not engage in any material operations.

    Upon consummation of the Conversion, the Company will have no significant assets other than the outstanding capital stock of the Bank, a portion of the net proceeds of the Conversion and a note receivable from the ESOP. The Company is headquartered in Cincinnati, Ohio, and its business activities will initially be limited to the State of Ohio.

    The resulting holding company structure will permit the Company to expand the financial services currently offered through the Bank. As a holding company, the Company will have greater flexibility than the Bank to diversify its business activities, through newly formed subsidiaries, or through acquisition or merger with other financial institutions. Management expects that the Company will explore opportunities for acquiring other financial institutions as part of the Bank's strategic growth plans, although currently there are no specific arrangements or understandings with respect to such acquisitions or mergers. Currently, the regulations of the Superintendent and the FDIC generally do not restrict the activities of a savings and loan holding company.

    The executive offices of the Company are located at 3002 Harrison Avenue, Cincinnati, Ohio 45211-5789, and its telephone number is (513) 661-5735.

                         THE WESTWOOD HOMESTEAD SAVINGS BANK


    Westwood Homestead traces its origin to 1883, when its predecessor was organized under the name The Westwood Homestead Co. In 1993, the Bank converted from an Ohio chartered mutual savings and loan association to an Ohio chartered mutual savings bank and in connection therewith adopted its current name. The Bank conducts operations from its main office in Cincinnati, Ohio, which it has occupied since 1922, and its branch facility located in the Mount Adams section of Cincinnati, Ohio which opened in June 1996. The Bank is principally engaged in the business of accepting deposits from the general public through a variety of deposit programs and investing these funds by originating loans secured by one- to four-family residential properties located in its market area, and, to a lesser extent, construction loans and consumer loans. The Bank had also been active in the past in the origination of multifamily and non-residential real estate loans. However, such loans are no longer aggressively originated and the Bank does not anticipate a significant increase in such lending in the near future. At March 31, 1996, the Bank had total assets of $97.9 million, deposits of $83.0 million, net loans receivable of $75.3 million and retained income of $14.4 million.


    Westwood Homestead's business strategy is to operate a well capitalized, profitable community savings bank dedicated to financing home ownership in its market area and providing quality service to its customers.


    The Bank's deposits are insured by the SAIF, which is administered by the FDIC, up to applicable limits for each depositor. The Bank is a member of the FHLB of Cincinnati, which is one of the 12 district banks comprising the FHLB System. The Bank is subject to comprehensive examination, supervision and regulation by the Superintendent and the FDIC. Such regulation is intended primarily for the protection of depositors.


    Westwood Homestead's executive offices are located at 3002 Harrison Avenue, Cincinnati, Ohio 45211-5789, and its telephone number is (513) 661-5735. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of the Bank."


                                   USE OF PROCEEDS

    The Company intends to use at least 50% of the net Conversion proceeds to purchase all of the capital stock of the Bank to be issued in the Conversion and such funds will become part of the Bank's general corporate funds to be used primarily to fund growth in the Bank's loan portfolio. The Bank anticipates investing its portion of the net proceeds of the Conversion primarily in the origination of one- to four-family residential loans and, to a much lesser extent, the origination of multi-family and non-residential real estate loans. In addition, since the Bank's lending and deposit gathering activities are limited by the fact that the Bank currently operates from a single location, the Bank is actively seeking to establish one or more branch locations either DE NOVO, or by purchasing an existing deposit base and/or location. In this regard, the Bank opened a branch facility in the Mount Adams section of the city of Cincinnati, Ohio in June 1996. It is expected that the new branch will cost approximately $90,000 in its first year of operation. Other branching possibilities are being studied; however, there can be no assurance that additional branching or acquisition efforts will be successful. Management believes that expansion beyond a single office will facilitate increased loan originations and expanded services. Management expects to spend between $25,000 and $50,000 over the next two years to upgrade and modernize its computer system, including the placement of a home page on the Internet. Additionally, management is currently studying the feasibility of building a drive-up service window at the Bank's main office to better serve the Bank's customers, and a portion of the net Conversion proceeds may be used to construct a drive-up service window. It is currently estimated that a drive-up service window would cost between $35,000 and $50,000 to construct. Management also expects to use up to $1.0 million of the net Conversion proceeds to expand consumer lending within the year following the Conversion. The Bank expects to offer automobile loans, small unsecured loans, home improvement loans, and credit card loans as part of this expanded lending program. The Bank has recently hired a full time loan originator in an attempt to expand its consumer loan originations. This individual, who has considerable experience in the consumer lending area, will assume responsibility for the Bank's consumer lending program. It is also possible that a portion of the net Conversion proceeds will be used to fund the MRP through the purchase of Common Stock in the open market. In addition, the Bank may use a portion of the proceeds to pay down future FHLB advances and to rebuild its liquidity portfolio, in order to meet potential withdrawal of high rate CDs maturing in late 1997 through 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The remaining proceeds will be retained by the Company. Based on the sale of $21,500,000 of Common Stock (the midpoint of the Current Valuation Range), the net proceeds from the sale of Common Stock are estimated to be $20,800,000. Based on the foregoing assumption and the purchase of 8% of the shares to be issued in the Conversion by the ESOP, it is anticipated that the Bank would receive $10.4 million in cash and the Company would retain $8.68 million in cash and $1.72 million in the form of a note receivable from the ESOP. This note receivable is expected to be amortized over a 12 year period. The portion of the net proceeds retained by the Company initially may be used to invest in low-risk U.S. Government and federal agency securities of various maturities, insured jumbo CDs and FHLB time deposits, and will be available for a variety of corporate purposes, including the possible payment of regular cash dividends and/or special cash dividends, repurchases of the Common Stock, additional capital contributions to the Bank, and acquisitions of other financial institutions. Management of the Company expects to explore opportunities for acquiring other financial institutions in the Bank's market area, and intends to pursue such acquisitions as an integral part of the Bank's strategic growth plans. Neither the Bank nor the Company has any specific plans, arrangements, or understandings, however, regarding any acquisitions or diversification of activities at this time, other than described herein, and there can be no assurance that such acquisitions or diversifications can or will be accomplished. A portion of the Conversion proceeds may also be utilized to establish a financial services subsidiary of the Company, which would offer investment financial products such as financial planning and the sale of annuities, mutual funds, stocks, and bonds to the Bank's customers.

    Based on the Company's consolidated pro forma capital as of March 31, 1996 of approximately $32.6 million and pro forma net income for the three months ended March 31, 1996 of $186,000 (based on the midpoint of the Current Valuation Range), the Company would have reported to stockholders a return on ending equity of .57%. It is expected that the Company's return on equity may be low initially as the Company and the Bank deploy the proceeds from the Conversion. See "Risk Factors -- Post Conversion Return on Equity and Operating Expenses." While the Board of Directors and management recognize this challenge will exist for the foreseeable future, the Company intends to manage capital through controlled growth. In addition, the Company may repurchase the Common Stock as market and regulatory limits permit.

    The Bank's ability to use the proceeds of the Conversion for the payment of dividends to the Company will be limited by regulatory restrictions on capital distributions by Westwood Homestead. See "Regulation -- Regulation of the Bank
- -- Dividend Restrictions." However, the Company believes that the offering proceeds which it will retain after the Conversion will be adequate to meet the Company's financial needs.

    The total number of shares of Common Stock to be issued in the Conversion cannot be stated with certainty at this time, since the number of shares to be issued will depend upon the estimated pro forma market value of such stock at the time of sale. See "The Conversion -- Stock Pricing and Number of Shares to be Issued." The Common Stock must be sold for an aggregate price within a valuation range which is based upon an independent appraisal prepared by RP Financial and approved by the Superintendent and the FDIC. The Current Valuation Range approved by the Superintendent and the FDIC is from $18,275,000 to $24,725,000, with a midpoint of $21,500,000. The Company is offering the Common Stock at $10.00 per share and will adjust the number of shares to reflect the aggregate pro forma market value of the Common Stock as determined by the independent appraiser at the close of the offering. Conversion expenses are currently estimated at $700,000 at the minimum, midpoint and maximum of the Current Valuation Range. Subject to the approval of the Superintendent and the FDIC, the total number of shares to be issued in the Conversion may be increased, without a resolicitation of subscriptions, to a maximum of 2,843,375 shares, which would result in gross proceeds of $28,433,750, estimated Conversion expenses of $700,000 and estimated net proceeds of $27,733,750.


    Set forth below are the estimated net proceeds to the Bank, assuming the sale of Common Stock at the minimum, midpoint, maximum and maximum, as adjusted, of the Current Valuation Range.

                                                                                                Maximum, as
                                     Minimum of         Midpoint of          Maximum of         Adjusted, of
                                 1,827,500 Shares    2,150,000 Shares    2,472,500 Shares    2,843,375 Shares
                                      at $10.00           at $10.00           at $10.00           at $10.00
                                      Per Share           Per Share           Per Share           Per Share
                                   --------------      --------------      --------------     ---------------
Gross offering proceeds . . . . .   $  18,275,000       $  21,500,000       $  24,725,000       $  28,433,750
Estimated offering expenses . . .         700,000             700,000             700,000             700,000
                                     -------------       -------------       -------------       -------------
Estimated net offering
  proceeds (1). . . . . . . . . .   $  17,575,000       $  20,800,000       $  24,025,000       $  27,733,750
                                     -------------       -------------       -------------       -------------
                                     -------------       -------------       -------------       -------------


________________
(1) Includes the ESOP's expected purchase of 8% of the shares sold in the Conversion with funds borrowed from the Company. Does not reflect the MRP's possible purchase of a number of additional newly issued shares equal to 4% of the shares to be issued in the Conversion, within the year following the Conversion. See "Capitalization" and "Pro Forma Data."

                                      DIVIDENDS

    Payment of cash dividends on the Common Stock will be subject to the requirements of applicable law and the determination by the Board of Directors that the Company's net income, financial condition and need for capital in connection with possible acquisitions and general business growth, regulatory and tax considerations, and economic and thrift industry conditions justify the payment of dividends. While the Board of Directors has not determined whether to pay dividends on the Common Stock, the Board will consider paying dividends after the Conversion in light of all these factors. There can be no assurance that dividends will in fact be paid.

    In addition, since the Company initially will have no significant source of income other than dividends from the Bank and earnings from investment of the net Conversion proceeds retained by the Company, the payment of dividends by the Company will depend in part upon the receipt of dividends from the Bank, which is subject to various tax and regulatory restrictions. Pursuant to applicable regulations, the Bank will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders' equity would be reduced below the amount required for the liquidation account or if stockholders' equity would be reduced below the amount required by applicable regulatory capital rules. See "The Conversion -- Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank -- Liquidation Account" and "Regulation -- Regulation of the Bank -- Dividend Restrictions." The Company also is subject to the requirements of Indiana law, which generally permits the payment of dividends by a corporation only if, after giving effect to the dividend, the corporation is able to pay its debts as they become due in the usual course of business and the corporation's assets exceed its total liabilities.

                             MARKET FOR THE COMMON STOCK


    The Company and Bank have not previously issued capital stock, and, consequently, there is no established market for the Common Stock at this time. The Company has received approval from the NASD to have its Common Stock quoted on the Nasdaq National Market under the symbol "WEHO," conditioned upon completion of the Conversion and satisfaction of Nasdaq National Market entry requirements. One of the requirements for continued quotation of the Common Stock on the Nasdaq National Market is that there be at least two market makers for the Common Stock. The Company will seek to encourage and assist at least two market makers to make a market in its Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. FBR has advised the Company that it intends to make a market in the Common Stock following the completion of the Conversion, but it is under no obligation to do so. The Company has attempted to obtain commitments from other broker-dealers to act as market makers, and it anticipates that prior to completion of the Conversion it will be able to obtain the commitment from at least one other broker-dealer to act as market maker for the Common Stock. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. The number of active buyers and sellers of the Common Stock at any particular time may be limited. There can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue, nor is there any assurance that persons purchasing shares will be able to sell them at or above the purchase price or that quotations will be available on the Nasdaq National Market as contemplated. Accordingly, under such circumstances, investors in the Common Stock could have difficulty disposing of their shares on short notice and should not view the Common Stock as a short-term investment.

                            PROPOSED MANAGEMENT PURCHASES


    The following table sets forth certain information as to the approximate number of shares of Common Stock intended to be purchased by each of the directors of the Company and the Bank, including their associates, and for all directors and executive officers as a group, including their associates. Such purchases will be made at the same price as purchases by the general public.
For purposes of the percentage in the following table, it has been assumed that 2,150,000 shares of the Common Stock will be sold, (the midpoint of the Current Valuation Range (see "The Conversion -- Stock Pricing and Number of Shares to be Issued")) and that sufficient shares will be available to satisfy subscriptions in all categories.




                                                                  Approximate
                                                  Percent    Aggregate Purchase
                                 Total              of             Price of
Name                             Shares(1)         Total     Proposed Purchases
- ----                             --------          -----     ------------------
John B. Bennet, Sr.              6,500             *             $  65,000
Robert H. Bockhorst              8,500             *                85,000
Michael P. Brennan              10,000             *               100,000
Raymond J. Brinkman             10,000             *               100,000
Roger M. Higley                 10,000             *               100,000
Carl H. Heimerdinger            10,000             *               100,000
Mary Ann Jacobs                 10,000             *               100,000
James D. Kemp                    8,500             *                85,000

All directors and executive
  officers as a group
   (10 persons)                 80,000            3.72%            800,000

ESOP (2)                       172,000            8.00           1,720,000
MRP (3)                         86,000            4.00             860,000
                               -------          ------        ------------

     Total (4)                 338,000           15.72%       $  3,380,000
                               -------          ------        ------------
                               -------          ------        ------------



__________
* Represents less than 1% of shares to be outstanding assuming the sale of Common Stock at the midpoint of the Current Valuation Range.
(1)      Includes shares purchased under the Directors' Plan.
(2) Consists of shares that could be allocated to participants in the ESOP, under which executive officers and other employees would be allocated in the aggregate 8% of the Common Stock issued in the Conversion. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Employee Stock Ownership Plan."
(3) Consists of shares that, subject to regulatory and stockholder approval, are expected to be issued under the MRP to directors, officers and employees in the year following the Conversion. The MRP is currently expected to purchase either newly issued shares or shares in the open market equal to 4% of the Common Stock issued in the Conversion. The dollar amount of the Common Stock to be purchased by the MRP is based on the price per share in the Conversion and does not reflect possible increases or decreases in the value of such stock relative to the price per share in the Conversion. Implementation of the MRP will require regulatory and stockholder approval. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Management Recognition Plan."
(4) Does not include shares that possibly could be purchased by participants in an Option Plan, if implemented, in an aggregate amount of Common Stock equal to 10% of the shares issued in the Conversion which would be reserved for issuance to directors, officers and employees. Options would be granted at exercise prices equal to the market price of the Common Stock on the date of grant. Shares issued pursuant to the exercise of options could be from treasury stock or newly issued shares. Implementation of the Option Plan would require regulatory and stockholder approval. Assumes shares to fund the MRP are purchased in the open market. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Stock Option and Incentive Plan."

                                    CAPITALIZATION


    Set forth below is the capitalization, including deposits, of the Bank at March 31, 1996 and the consolidated pro forma capitalization of the Company after giving effect to the sale of Common Stock in the Conversion at the minimum, midpoint, maximum and maximum, as adjusted, of the Current Valuation Range, assuming that the expenses of the Conversion are as set forth in "Use of Proceeds." A CHANGE IN THE NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION MAY MATERIALLY AFFECT SUCH PRO FORMA CAPITALIZATION. SEE "USE OF PROCEEDS" AND "THE CONVERSION -- STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED."



                                                                           Pro Forma Consolidated Capitalization of
                                             Capitalization          the Company at March 31, 1996 Based on the Sale of
                                                 of the  ----------------------------------------------------------------------
                                               Bank at  1,827,500 Shares  2,150,000 Shares  2,472,500 Shares  2,843,375 Shares
                                             March 31,      at $10.00         at $10.00         at $10.00         at $10.00
                                                1996        Per Share         Per Share         Per Share         Per Share
                                              ---------------------------------------------------------------------------------
                                                                         (Dollars in thousands)
Deposits (1). . . . . . . . . . . . . .      $  83,004         $  83,004         $  83,004         $  83,004         $  83,004
FHLB advances . . . . . . . . . . . . .            136               136               136               136               136
                                             ---------         ---------         ---------         ---------         ---------
  Total deposits and borrowed funds . .      $  83,140         $  83,140         $  83,140         $  83,140         $  83,140
                                             ---------         ---------         ---------         ---------         ---------
                                             ---------         ---------         ---------         ---------         ---------
Capital stock
 Preferred stock, $0.01 par value per share:
    authorized - 1,000,000 shares;
    assumed outstanding - none. . . . .          $  --             $  --             $  --             $  --             $  --
 Common stock, $0.01 par value per share
    authorized - 15,000,000 shares;
    shares to be outstanding - as shown             --                18                22                25                28
 Paid-in capital (2). . . . . . . . . .             --            17,557            20,778            24,000            27,706
 Less:  Common stock acquired by ESOP .             --            (1,462)           (1,720)           (1,978)           (2,275)
        Common stock acquired by MRP. .             --              (731)             (860)             (989)           (1,137)
 Retained income -- substantially restricted    14,417            14,417            14,417            14,417            14,417
                                             ---------         ---------         ---------         ---------         ---------
    Total stockholders' equity. . . . .      $  14,417         $  29,799         $  32,637         $  35,475         $  38,739
                                             ---------         ---------         ---------         ---------         ---------
                                             ---------         ---------         ---------         ---------         ---------




_______________
(1) Withdrawals from savings accounts for the purchase of stock have not been reflected in these adjustments. Any withdrawals will reduce pro forma capitalization by the amount of such withdrawals.
(2) Based upon the estimated net proceeds from the sale of capital stock less the par value of shares sold.

                                    PRO FORMA DATA


    The following table sets forth the actual and, after giving effect to the Conversion for the periods and at the dates indicated, unaudited pro forma consolidated net income, stockholders' equity and other data of the Bank prior to the Conversion and of the Company following the Conversion. The computations are based upon the assumptions that 1,827,500 shares (minimum of the Current Valuation Range), 2,150,000 shares (midpoint of the Current Valuation Range), 2,472,500 shares (maximum of the Current Valuation Range) or 2,843,375 shares (approximately 15% above the maximum of the Current Valuation Range) are sold in the Conversion at a price of $10.00 per share. It is also assumed that no shares of Common Stock are sold by NASD member firms under selected dealers' agreements (see "The Conversion -- Plan of Distribution and Marketing Agent"). Unaudited pro forma consolidated income and related data have been calculated for the three months ended March 31, 1996 and the year ended December 31, 1995, as if the Common Stock to be issued in the Conversion had been sold at the beginning of the period, and the estimated net proceeds had been invested at 5.51% and 5.14% at the beginning of the respective periods.
The assumed yields are based on the March 31, 1996 and December 31, 1995 market yield of short-term U.S. government securities. Applying an effective tax rate of 34% resulted in an after-tax yield of 3.64% and 3.39% for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively. The use of this current rate is viewed as more relevant in the current interest rate environment than the use of an arithmetic average of the Bank's weighted average yield on all interest-earning assets and weighted average rate paid on deposits during such periods (as set forth in federal regulations). Unaudited pro forma consolidated stockholders' equity and related data have been calculated as if the Common Stock had been sold and was outstanding at the end of the periods, without any adjustment of historical or pro forma equity to reflect assumed earnings on estimated net proceeds. Per share amounts have been computed as if the Common Stock had been outstanding at the beginning of the period or at the dates shown, but without any adjustment of historical or pro forma stockholders' equity to reflect the earnings on estimated net proceeds. The pro forma data set forth below does not reflect withdrawals from deposit accounts to purchase shares, and, in the case of newly issued shares, outstanding Common Stock upon the exercise of options by participants in the Option Plan, under which an aggregate amount of Common Stock equal to 10% of the shares issued in the Conversion (215,000 shares at the midpoint of the Current Valuation Range) are expected to be reserved for issuance to directors, officers and employees upon the exercise of stock options at exercise prices equal to the market price of the Common Stock on the date of grant. In accordance with federal guidelines, the pro forma data reflect the open-market purchase by the MRP of a number of shares equal to 4% of the shares issued in the Conversion, notwithstanding the possibility that such shares will be purchased by the MRP from authorized but unissued shares. See footnote (2) below. The Option Plan and the MRP are subject to regulatory approval and approval of the Company's stockholders at a meeting to be held no earlier than six months following the Conversion. For additional financial information regarding the Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere herein. The pro forma data does not reflect a recovery of expense which will be recorded during the third quarter of 1996 due to a reduction in the benefits provided for under the Directors' Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Operating Results for the Years Ended December 31, 1995 and 1994."



    THE CONSOLIDATED STOCKHOLDERS' EQUITY AND RELATED DATA PRESENTED HEREIN ARE NOT INTENDED TO REPRESENT THE FAIR MARKET VALUE OF THE COMMON STOCK, THE CURRENT VALUE OF ASSETS OR LIABILITIES, OR THE AMOUNTS, IF ANY, THAT WOULD BE AVAILABLE FOR DISTRIBUTION TO STOCKHOLDERS IN THE EVENT OF LIQUIDATION. FOR ADDITIONAL INFORMATION REGARDING THE LIQUIDATION ACCOUNT, SEE "THE CONVERSION -- EFFECTS OF CONVERSION TO STOCK FORM ON DEPOSITORS AND BORROWERS OF THE BANK -- LIQUIDATION ACCOUNT." THE PRO FORMA INCOME AND RELATED DATA DERIVED FROM THE ASSUMPTIONS SET FORTH ABOVE SHOULD NOT BE CONSIDERED INDICATIVE OF THE ACTUAL RESULTS OF OPERATIONS OF THE BANK AND THE COMPANY FOR ANY PERIOD. SUCH PRO FORMA DATA MAY BE MATERIALLY AFFECTED BY A CHANGE IN THE NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION AND OTHER FACTORS. SEE "THE CONVERSION -- STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED."

                                                             At or for the Three Months Ended March 31, 1996
                                                 ----------------------------------------------------------------------
                                                                                                           Maximum, as
                                                Minimum of         Midpoint of          Maximum of        Adjusted, of
                                                 1,827,500           2,150,000           2,472,500          2,843,375
                                                  Shares              Shares              Shares              Shares
                                                 at $10.00           at $10.00           at $10.00           at $10.00
                                                 Per Share           Per Share           Per Share           Per Share
                                                 ---------           ---------          ----------         -----------
                                                                (Dollars in thousands, except per share amounts)
Gross offering proceeds . . . . . . . . . .      $  18,275           $  21,500           $  24,725           $  28,434
Less estimated offering expenses. . . . . .           (700)               (700)               (700)               (700)
                                                  ---------           ---------           ---------           ---------
    Estimated net offering proceeds . . . .         17,575              20,800              24,025              27,734

Less:   Common Stock acquired by ESOP . . .         (1,462)             (1,720)             (1,978)             (2,275)
        Common Stock acquired by MRP. . . .           (731)               (860)               (989)             (1,137)
                                                  ---------           ---------           ---------           ---------
    Estimated net investable proceeds . . .      $  15,382           $  18,220            $ 21,058           $  24,322
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------
Net income (loss):
 Historical net income (loss) . . . . . . .      $     104           $     104           $     104           $     104
 Pro forma income on net investable proceeds           140                 166                 192                 221
 Pro forma ESOP adjustment (1). . . . . . .            (20)                (24)                (27)                (31)
 Pro forma MRP adjustment (2) . . . . . . .            (24)                (29)                (33)                (38)
 Pro forma adjustment for Ohio franchise tax (3)       (27)                (32)                (36)                (42)
                                                  ---------           ---------           ---------           ---------
      Total . . . . . . . . . . . . . . . .      $     173           $     185           $     200           $     214
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------
Net income (loss) per share: (4)
  Historical net income (loss). . . . . . .      $    0.06           $    0.05           $    0.05           $    0.04
  Pro forma income on net investable proceeds         0.08                0.08                0.08                0.08
  Pro forma ESOP adjustment (1) . . . . . .          (0.01)              (0.01)              (0.01)              (0.01)
  Pro forma MRP adjustment (2). . . . . . .          (0.01)              (0.01)              (0.01)              (0.01)
  Pro forma adjustment for Ohio franchise tax (3)    (0.02)              (0.02)              (0.02)              (0.02)
                                                  ---------           ---------           ---------           ---------
      Total . . . . . . . . . . . . . . . .      $    0.10           $    0.09           $    0.09           $    0.08
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------
Stockholders' equity: (5)
   Historical . . . . . . . . . . . . . . .      $  14,417           $  14,417           $  14,417           $  14,417
   Estimated net offering proceeds (2). . .         17,575              20,800              24,025              27,734
   Less:   Common Stock acquired by ESOP (1)        (1,462)             (1,720)             (1,978)             (2,275)
           Common Stock acquired by MRP (2)           (731)               (860)               (989)             (1,137)
                                                  ---------           ---------           ---------           ---------
      Total . . . . . . . . . . . . . . . .      $  29,799           $  32,637           $  35,475           $  38,739
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------
Stockholders' equity per share: (4)(5)
   Historical . . . . . . . . . . . . . . .      $    7.89           $    6.71           $    5.83           $    5.07
   Estimated net offering proceeds (2). . .           9.62                9.67                9.72                9.75
   Less:   Common Stock acquired by ESOP (1)         (0.80)              (0.80)              (0.80)              (0.80)
           Common Stock acquired by MRP (2)          (0.40)              (0.40)              (0.40)              (0.40)
                                                  ---------           ---------           ---------           ---------
      Total . . . . . . . . . . . . . . . .      $   16.31           $   15.18           $   14.35           $   13.62
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------
Offering price as a percentage of
  pro forma stockholders' equity
  per share (4)(5). . . . . . . . . . . . .          61.31%              65.88%              69.69%              73.42%
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------
Ratio of offering price to pro
  forma net income per share (4)(6) . . . .          25.00               27.78               27.78               31.25
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------

                                                                                         (Footnotes on succeeding page)

_________________

(1) Assumes 8% of the shares to be sold in the Conversion are purchased by the ESOP under all circumstances, and that the funds used to purchase such shares are borrowed from the Company. The approximate amount expected to be borrowed by the ESOP is reflected in this table as a reduction of consolidated stockholders' equity. Although repayment of such debt will be secured solely by the shares purchased by the ESOP, the Bank expects to make discretionary contributions to the ESOP in an amount at least equal to the principal and interest payments on the ESOP debt. Pro forma consolidated net income has been adjusted to give effect to such contributions, based upon a fully amortizing debt with a twelve-year term. Since the Company will be providing the ESOP loan, only principal payments on the ESOP loan are reflected as employee compensation and benefits expense. The provisions of SOP 93-6 have been applied for shares to be acquired by the ESOP and for purposes of computing earnings per share; however, no appreciation or depreciation in the market value of such shares is included as such appreciation or depreciation cannot reasonably be determined. See "Management of the Bank -- Certain Benefit Plans and Arrangements -- Employee Stock Ownership Plan."


(2) Assuming the receipt of stockholder approval at a meeting of the Company's stockholders to be held no earlier than six months following the Conversion, the Company intends to implement the MRP. Assuming such implementation, the MRP will purchase an amount of shares equal to 4% of the Common Stock sold in the Conversion for issuance to directors, officers and employees of the Company and the Bank. Such shares may be purchased from authorized but unissued shares or in the
         open-market.   The table above reflects the purchase from the open-
         market in accordance with federal guidelines. The dollar amount of the Common Stock possibly to be purchased by the MRP is based on the price per share in the Conversion and represents unearned compensation and is reflected as a reduction of consolidated stockholders' equity. Such amount does not reflect possible increases or decreases in the market value of such stock relative to the price per share in the Conversion. As the Bank accrues compensation expense to reflect the vesting of such shares pursuant to the MRP, the charge against stockholders equity will be reduced accordingly. If all shares under the Option Plan were newly issued and exercised at the end of the period and the exercise price for the option shares were equal to the price per share in the Conversion, at the minimum of the Current Valuation Range, the Company's pro forma consolidated net income for such period would be $173,000, or $0.09 per share, and the Company's pro forma consolidated stockholders' equity at such date would be $31,627,000, or $15.73 per share, and at the maximum, as adjusted, of the Estimated Valuation Range, the Company's pro forma consolidated net income for such period would be $214,000, or $0.07 per share, and the Company's pro forma consolidated stockholders' equity at such date would be $41,582,000, or $13.29 per share. In the event the shares issued under these plans consist of shares of Common Stock newly issued at the price per share in the Conversion, the per share financial condition and results of operations of the Company would be proportionately reduced and to that extent the interests of existing stockholders would be diluted by approximately 14%. See "Management of the Bank -- Certain Benefit Plans and Arrangements" and "Risk Factors -- Possible Dilutive Effect of MRP and Option Plan."


(3) The pro forma Ohio franchise tax adjustment assumes an amount equal to 50% of the net proceeds from the Offering is allocated to the Bank and taxed at an Ohio franchise tax rate of 1.5% and amount equal to 50% of the net proceeds from the Offering is allocated to the Company and taxed at an Ohio franchise tax rate of .596%. The resulting combined franchise tax has been reduced by the Federal tax benefit at a rate of 34.0%.


(4) In accordance with SOP 93-6, per share data is computed based on the assumed numbers of shares sold in the Conversion, less the shares acquired by the ESOP for earnings per share amounts, and ESOP shares are not included in earnings per share calculations until such shares are committed to be released, which will occur at the end of operating periods as related compensation is earned by the participants. The pro forma average weighted number of shares used to calculate the pro forma earnings per share at the minimum, midpoint, maximum and maximum, as adjusted was 1,684,346, 1,981,583, 2,278,821, 2,620,644, respectively. All ESOP shares are included for the purpose of calculating pro forma consolidated stockholders' equity per share, without taking into account the impact of SOP 93-6.


(5) Consolidated stockholders' equity represents the excess of the carrying value of the assets of the Company over its liabilities. The amounts shown do not reflect the federal income tax consequences of the potential restoration to income of the bad debt reserves for income tax purposes, which would be required in the event of liquidation. The amounts shown also do not reflect the amounts required to be distributed in the event of liquidation to eligible depositors from the liquidation account which will be established upon the consummation of the Conversion. Pro forma consolidated stockholders' equity information is not intended to represent the fair market value of the Common Stock, the current value of the Bank's assets or liabilities, or the amounts, if any, that would be available for distribution to stockholders in the event of liquidation. Such pro forma data may be materially affected by a change in the number of shares to be sold in the Offerings and by other factors.


(6) Annualized.

                                                              At or for the Year Ended December 31, 1995
                                                 ----------------------------------------------------------------------
                                                                                                           Maximum, as
                                                Minimum of         Midpoint of          Maximum of        Adjusted, of
                                                 1,827,500           2,150,000           2,472,500          2,843,375
                                                  Shares              Shares              Shares              Shares
                                                 at $10.00           at $10.00           at $10.00           at $10.00
                                                 Per Share           Per Share           Per Share           Per Share
                                                 ---------           ---------          ----------         -----------
                                                                (Dollars in thousands, except per share amounts)
Gross offering proceeds . . . . . . . . . .      $  18,275           $  21,500           $  24,725           $  28,434
Less estimated offering expenses. . . . . .           (700)               (700)               (700)               (700)
                                                  ---------           ---------           ---------           ---------
    Estimated net offering proceeds . . . .         17,575              20,800              24,025              27,734

Less:  Common Stock acquired by ESOP. . . .         (1,462)             (1,720)             (1,978)             (2,275)
       Common Stock acquired by MRP . . . .           (731)               (860)               (989)             (1,137)
                                                  ---------           ---------           ---------           ---------
    Estimated net investable proceeds . . .      $  15,382           $  18,220           $  21,058           $  24,322
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------
Net income (loss):
  Historical net income (loss). . . . . . .       $   (223)          $    (223)          $    (223)          $    (223)
  Pro forma income on net investable proceeds          522                 618                 714                 825
  Pro forma ESOP adjustment (1) . . . . . .            (80)                (95)               (109)               (125)
  Pro forma MRP adjustment (2). . . . . . .            (96)               (114)               (131)               (150)
  Pro forma adjustment for Ohio franchise tax (3)     (106)               (126)               (146)               (168)
                                                  ---------           ---------           ---------           ---------
       Total. . . . . . . . . . . . . . . .      $      17           $      60           $     105           $     159
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------
 Net income (loss) per share: (4)
   Historical net income (loss) . . . . . .      $   (0.13)          $   (0.11)          $   (0.10)          $   (0.08)
   Pro forma income on net investable proceeds        0.31                0.31                0.31                0.31
   Pro forma ESOP adjustment (1). . . . . .          (0.05)              (0.05)              (0.05)              (0.05)
   Pro forma MRP adjustment (2) . . . . . .          (0.06)              (0.06)              (0.06)              (0.06)
   Pro forma adjustment for Ohio franchise tax (3)   (0.06)              (0.06)              (0.06)              (0.06)
                                                  ---------           ---------           ---------           ---------
       Total. . . . . . . . . . . . . . . .      $    0.01           $    0.03           $    0.04           $    0.06
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------
Stockholders' equity: (5)
    Historical. . . . . . . . . . . . . . .      $  14,190           $  14,190           $  14,190           $  14,190
    Estimated net offering proceeds (2) . .         17,575              20,800              24,025              27,734
    Less:   Common Stock acquired by ESOP (1)       (1,462)             (1,720)             (1,978)             (2,275)
            Common Stock acquired by MRP (2)          (731)               (860)               (989)             (1,137)
                                                  ---------           ---------           ---------           ---------
       Total. . . . . . . . . . . . . . . .      $  29,572           $  32,410           $  35,248           $  38,512
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------
 Stockholders' equity per share: (4)(5)
    Historical. . . . . . . . . . . . . . .      $    7.76           $    6.60           $    5.74           $    4.99
    Estimated net offering proceeds (2) . .           9.62                9.67                9.72                9.75
    Less:   Common Stock acquired by ESOP (1)        (0.80)              (0.80)              (0.80)              (0.80)
            Common Stock acquired by MRP (2)         (0.40)              (0.40)              (0.40)              (0.40)
                                                  ---------           ---------           ---------           ---------
       Total. . . . . . . . . . . . . . . .      $   16.18           $   15.07           $   14.26           $   13.54
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------
Offering price as a percentage of
  pro forma stockholders' equity
  per share (4)(5). . . . . . . . . . . . .          61.80%              66.36%              70.13%              73.86%
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------
Ratio of offering price to pro
  forma net income per share (4)(6) . . . .       1,000.00              333.33              250.00              166.67
                                                  ---------           ---------           ---------           ---------
                                                  ---------           ---------           ---------           ---------

                                                                                         (Footnotes on succeeding page)

___________________


(1) Assumes 8% of the shares to be sold in the Conversion are purchased by the ESOP under all circumstances, and that the funds used to purchase such shares are borrowed from the Company. The approximate amount expected to be borrowed by the ESOP is reflected in this table as a reduction of consolidated stockholders' equity. Although repayment of such debt will be secured solely by the shares purchased by the ESOP, the Bank expects to make discretionary contributions to the ESOP in an amount at least equal to the principal and interest payments on the ESOP debt. Pro forma consolidated net income has been adjusted to give effect to such contributions, based upon a fully amortizing debt with a twelve-year term. Since the Company will be providing the ESOP loan, only principal payments on the ESOP loan are reflected as employee compensation and benefits expense. The provisions of SOP 93-6 have been applied for shares to be acquired by the ESOP and for purposes of computing earnings per share; however, no appreciation or depreciation in the market value of such shares is included as such appreciation or depreciation cannot reasonably be determined. See "Management of the Bank -- Certain Benefit Plans and Arrangements -- Employee Stock Ownership Plan."


(2) Assuming the receipt of stockholder approval at a meeting of the Company's stockholders to be held no earlier than six months following the Conversion, the Company intends to implement the MRP. Assuming such implementation, the MRP will purchase an amount of shares equal to 4% of the Common Stock sold in the Conversion for issuance to directors, officers and employees of the Company and the Bank. Such shares may be purchased from authorized but unissued shares or in the
         open-market.   The table above reflects the purchase from the open-
         market in accordance with federal guidelines. The dollar amount of the Common Stock possibly to be purchased by the MRP is based on the price per share in the Conversion and represents unearned compensation and is reflected as a reduction of consolidated stockholders' equity. Such amount does not reflect possible increases or decreases in the market value of such stock relative to the price per share in the Conversion. As the Bank accrues compensation expense to reflect the vesting of such shares pursuant to the MRP, the charge against stockholders equity will be reduced accordingly. If all shares under the Option Plan were newly issued and exercised at the end of the period and the exercise price for the option shares were equal to the price per share in the Conversion, at the minimum of the Current Valuation Range, the Company's pro forma consolidated net income for such period would be $16,000, or $0.01 per share, and the Company's pro forma consolidated stockholders' equity at such date would be $31,400,000, or $15.62 per share, and at the maximum, as adjusted, of the Estimated Valuation Range, the Company's pro forma consolidated net income for such period would be $159,000, or $0.05 per share, and the Company's pro forma consolidated stockholders' equity at such date would be $41,355,000, or $13.22 per share. In the event the shares issued under these plans consist of shares of Common Stock newly issued at the price per share in the Conversion, the per share financial condition and results of operations of the Company would be proportionately reduced and to that extent the interests of existing stockholders would be diluted by approximately 14%. See "Management of the Bank -- Certain Benefit Plans and Arrangements" and "Risk Factors -- Possible Dilutive Effect of MRP and Option Plan."

(3) The pro forma Ohio franchise tax adjustment assumes an amount equal to 50% of the net proceeds from the Offering is allocated to the Bank and taxed at an Ohio franchise tax rate of 1.5% and amount equal to 50% of the net proceeds from the Offering is allocated to the Company and taxed at an Ohio franchise tax rate of .596%. The resulting combined franchise tax has been reduced by the Federal tax benefit at a rate of 34.0%.

(4) In accordance with SOP 93-6, per share data is computed based on the assumed numbers of shares sold in the Conversion, less the shares acquired by the ESOP for earnings per share amounts, and ESOP shares are not included in earnings per share calculations until such shares are committed to be released, which will occur at the end of operating periods as related compensation is earned by the participants. The pro forma average weighted number of shares used to calculate the pro forma earnings per share at the minimum, midpoint, maximum and maximum, as adjusted was 1,693,483, 1,992,333, 2,291,183, 2,634,861, respectively. All ESOP shares are included for the purpose of calculating pro forma consolidated stockholders' equity per share, without taking into account the impact of SOP 93-6.


(5) Consolidated stockholders' equity represents the excess of the carrying value of the assets of the Company over its liabilities. The amounts shown do not reflect the federal income tax consequences of the potential restoration to income of the bad debt reserves for income tax purposes, which would be required in the event of liquidation. The amounts shown also do not reflect the amounts required to be distributed in the event of liquidation to eligible depositors from the liquidation account which will be established upon the consummation of the Conversion. Pro forma consolidated stockholders' equity information is not intended to represent the fair market value of the Common Stock, the current value of the Bank's assets or liabilities, or the amounts, if any, that would be available for distribution to stockholders in the event of liquidation. Such pro forma data may be materially affected by a change in the number of shares to be sold in the Offerings and by other factors.
(6)      Annualized.

                HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

    The table below presents the Bank's historical and pro forma capital position relative to its various minimum statutory and regulatory capital requirements at March 31, 1996 at the minimum, midpoint, maximum and maximum, as adjusted, of the Current Valuation Range. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see "Use of Proceeds," "Capitalization," "Pro Forma Data" and the financial statements and related notes appearing elsewhere herein. For a detailed description of the regulatory capital requirements applicable to the Bank and the proposed amendments to these requirements, see "Regulation -- Regulation of the Bank -- Regulatory Capital Requirements."



                                                                    Pro Forma as of March 31 1996 Based on the Sale of (1):
                                                         -------------------------------------------------------------------------
                                                                                                                 Maximum, as
                                                          Minimum of       Midpoint of        Maximum of         Adjusted, of
                                                      1,827,500 Shares    2,150,000 Shares  2,472,500 Shares   2,843,375 Shares
                                       Historical at       at $10.00        at $10.00          at $10.00           at $10.00
                                       March 31, 1996     Per Share         Per Share          Per Share           Per Share
                                    -------------------- ---------------  ------------------ ------------------ ------------------
                                              Percent of       Percent of        Percent of         Percent of          Percent of
                                    Amount    Assets (2)Amount Assets (2) Amount  Assets (2) Amount  Assets (2) Amount  Assets (2)
                                    ------    ---------- ----- ---------  ------  ---------- ------  ---------- ------  ----------
                                                                       (Dollars in thousands)
Capital under generally accepted
  accounting principles . . .      $  14,417    14.73% $21,012    19.83% $22,237    20.70% $23,463    21.54% $24,872    22.48%
                                    ---------    -----  -------   ------  -------    -----  -------    -----  -------    -----
                                    ---------    -----  -------   ------  -------    -----  -------    -----  -------    -----

Tangible capital. . . . . . .      $  14,621    15.05% $21,216    20.02% $22,441    20.89% $23,667    21.73% $25,076    22.67%
Tangible capital requirement.          1,468     1.50    1,589     1.50    1,611     1.50    1,634     1.50    1,659     1.50
                                    ---------    -----  -------   ------  -------    -----  -------    -----  -------    -----
    Excess. . . . . . . . . .      $  13,153    13.55% $19,627    18.52% $20,830    19.39% $22,033    20.23% $23,417    21.17%
                                    ---------    -----  -------   ------  -------    -----  -------    -----  -------    -----
                                    ---------    -----  -------   ------  -------    -----  -------    -----  -------    -----

Core capital. . . . . . . . .      $  14,621    15.05% $21,216    20.02% $22,441    20.89% $23,667    21.73% $25,076    22.67%
Core capital requirement. . .          2,937     3.00    3,178     3.00    3,223     3.00    3,267     3.00    3,319     3.00
                                    ---------    -----  -------   ------  -------    -----  -------    -----  -------    -----
   Excess . . . . . . . . . .      $  11,684    12.05% $18,038    17.02% $19,218    17.89% $20,400    18.73% $21,757    19.67%
                                    ---------    -----  -------   ------  -------    -----  -------    -----  -------    -----
                                    ---------    -----  -------   ------  -------    -----  -------    -----  -------    -----

Total capital . . . . . . . .      $  14,738    29.47% $21,333    41.32% $22,558    43.45% $23,784    45.55% $25,193    47.93%
Risk-based capital requirement         4,001     8.00    4,130     8.00    4,154     8.00    4,177     8.00    4,205     8.00
                                    ---------    -----  -------   ------  -------    -----  -------    -----  -------    -----
  Excess. . . . . . . . . . .      $  10,737    21.47% $17,203    33.32% $18,404    35.45% $19,607    37.55% $20,988    39.93%
                                    ---------    -----  -------   ------  -------    -----  -------    -----  -------    -----
                                    ---------    -----  -------   ------  -------    -----  -------    -----  -------    -----



____________________
(1) Assumes the Company will purchase all of the capital stock of the Bank to be issued upon Conversion in exchange for 50% of the net Conversion proceeds. Assumes net proceeds distributed to the Company or the Bank initially are invested in assets with a weighted average risk rate of
         20%.   Assumes 8% of the shares to be sold in the Conversion are
         purchased by the ESOP under all circumstances, and that the funds used to purchase such shares are borrowed from the Company. Although repayment of such debt will be secured solely by the shares purchased by the ESOP, the Bank expects to make discretionary contributions to the ESOP in an amount at least equal to the principal and interest payments on the ESOP debt. The approximate amount expected to be borrowed by the ESOP is not reflected in this table as borrowed funds but is reflected as a reduction of capital. As the Bank makes contributions to the ESOP for simultaneous payment in an equal amount on the ESOP debt, there will be a corresponding reduction in the charge against capital. Also assumes in accordance with federal guidelines that the MRP will purchase in the open-market Common Stock equal to 4% of the Common Stock to be sold in the Conversion with funds contributed to the MRP by the Company. The implementation of the MRP is subject to stockholder approval. The dollar amount of the Common Stock possibly to be purchased by the MRP is based on the price per share in the Conversion and represents unearned compensation and is reflected as a reduction of capital. Such amount does not reflect possible increases or decreases in the market value of such stock relative to the price per share in the Conversion. As the Bank accrues compensation expense to reflect the vesting of such shares pursuant to the MRP, the charge against capital will be reduced accordingly. Does not reflect a possible increase in capital upon the exercise of options by participants in the Option Plan, under which directors, officers and other employees could be granted options to purchase an aggregate amount of Common Stock equal to 10% of the shares issued in the Conversion at exercise prices equal to the market price of the Common Stock on the date of grant. Under the MRP and the Option Plan, shares issued to participants could be newly issued shares or, subject to regulatory restrictions, shares purchased in the market. See "Management of the Bank -- Certain Benefit Plans and Arrangements -- Stock Option and Incentive Plan" and " -- Management Recognition Plan."

(2) Based on total assets determined under generally accepted accounting principles for purpose of equity, adjusted total average assets for the purposes of the tangible and core capital requirements and risk-weighted assets for the purpose of the risk-based capital requirement.

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

                               STATEMENTS OF OPERATIONS

    The Statements of Operations of Westwood Homestead for each of the years in the three-year period ended December 31, 1995 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report thereon appears elsewhere herein. The Statements of Operations for the three-month periods ended March 31, 1996 and 1995 are unaudited, but in the opinion of management reflect all adjustments (consisting of normal recurring adjustments)
necessary for a fair presentation of results for such periods.    The Statements
of Operations should be read in conjunction with the Financial Statements and Notes thereto included elsewhere herein.





                                                  Three Months Ended
                                                        March 31,                          Year Ended December 31,
                                             ---------------------------     ----------------------------------------------
                                                1996             1995             1995             1994             1993
                                            ----------     ------------     ------------     ------------     ------------
                                                    (Unaudited)
Interest income:
  Loans receivable. . . . . . . . . . .    $ 1,503,983     $  1,401,576     $  5,751,852     $  5,322,206     $  5,207,285
  Mortgage-backed securities. . . . . .        270,369          565,572        1,837,236        2,158,025        2,296,792
  Interest-bearing deposits with banks,
    investment securities and other . .         40,718           41,790          167,259          173,002          244,742
                                            ----------     ------------     ------------     ------------     ------------
       Total interest income. . . . . .      1,815,070        2,008,938        7,756,347        7,653,233        7,748,819
                                            ----------     ------------     ------------     ------------     ------------

  Interest expense:
    Deposits (Note 8) . . . . . . . . .      1,207,505        1,245,256        4,966,676        4,894,548        5,010,175
    Borrowings. . . . . . . . . . . . .          2,815          127,823          295,478          152,123               --
                                            ----------     ------------     ------------     ------------     ------------
       Total interest expense . . . . .      1,210,320        1,373,079        5,262,154        5,046,671        5,010,175
                                            ----------     ------------     ------------     ------------     ------------
       Net interest income. . . . . . .        604,750          635,859        2,494,193        2,606,562        2,738,644

  Provision for loan losses (Note 4). .         15,087               --           37,876           30,780           12,000
                                            ----------     ------------     ------------     ------------     ------------

  Net interest income after provision
    for loan losses . . . . . . . . . .        589,663          635,859        2,456,317        2,575,782        2,726,644
                                            ----------     ------------     ------------     ------------     ------------

  Noninterest income (loss):
    Securities losses (Notes 2 and 3) .         (2,813)              --         (814,178)              --               --
    Gain on loan sales. . . . . . . . .         35,172               --               --               --               --
    Service charges and other fees. . .         13,172           29,308           76,572           78,694           72,291
                                            ----------     ------------     ------------     ------------     ------------
       Total noninterest income (loss).         45,531           29,308         (737,606)          78,694           72,291
                                            ----------     ------------     ------------     ------------     ------------

  Noninterest expense:
    Compensation and benefits
      (Note 11) . . . . . . . . . . . .        238,143          184,678        1,184,801          644,293          556,853
    Occupancy costs . . . . . . . . . .         32,853           23,686           99,259           99,374           80,103
    Franchise tax . . . . . . . . . . .         52,500           53,250          160,798          194,996          185,671
    Federal deposit insurance premiums.         46,258           53,611          207,008          226,175          167,770
    Data processing . . . . . . . . . .         21,422           21,840           73,485           71,183           60,345
    Legal, accounting, and examination
       fees . . . . . . . . . . . . . .         16,540           13,385           70,967           76,291           96,377
    Consulting fees . . . . . . . . . .         17,682               --           61,021               --               --
    Advertising . . . . . . . . . . . .          9,884           12,942           40,144           53,500           36,584
    Other . . . . . . . . . . . . . . .         42,646           33,855          158,353          128,093          142,612
                                            ----------     ------------     ------------     ------------     ------------

       Total noninterest expense. . . .        477,928          397,247        2,055,836        1,493,905        1,326,315
                                            ----------     ------------     ------------     ------------     ------------
       Income (loss) before income tax
         expense (benefit). . . . . . .        157,266          267,920         (337,125)       1,160,571        1,472,620

  Income tax expense (benefit) (Note 10)        53,500           91,600         (114,000)         400,000          500,000
                                            ----------     ------------     ------------     ------------     ------------

       Net income (loss). . . . . . . .     $  103,766     $    176,320     $   (223,125)    $    760,571     $    972,620
                                            ----------     ------------     ------------     ------------     ------------
                                            ----------     ------------     ------------     ------------     ------------


                         THE WESTWOOD HOMESTEAD SAVINGS BANK

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company has only recently been formed and, accordingly, has no results of operations at this time. As a result, this discussion relates to the financial condition and results of operations of the Bank. The principal business of the Bank consists of accepting deposits from the general public and investing these funds primarily in loans and in investment securities and mortgage-backed securities. The Bank's loans consist primarily of loans secured by residential real estate located in its market area, with a limited amount of loans secured by non-residential real estate and consumer loans, though the Bank is seeking to expand its consumer lending.


     The Bank's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loans, investment securities and mortgage-backed securities portfolios and interest paid on interest-bearing liabilities. Net interest income is determined by
(i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the Bank's net income also is affected by the level of noninterest income, which primarily consists of fees and service charges, and levels of noninterest expense such as compensation and benefits and FDIC insurance premiums.


     The operations of the Bank are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Bank's market area.

     The increase in equity associated with the Conversion is likely to adversely affect the Company's ability to obtain a return on average equity at historical levels. Further, the Bank's operating expenses may increase in future periods. See "Risk Factors -- Post Conversion Return on Equity and Operating Expenses."

ASSET/LIABILITY MANAGEMENT

     Net interest income, the primary component of the Bank's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on the Bank's net interest income.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's goal has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

     The Bank has established an Asset/Liability Management Committee which currently is comprised of the chief executive officer, director of lending, chief financial officer, the manager of savings and three outside directors. This Committee meets at least monthly and reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the Bank's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Bank's assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates.

     Management's principal strategy in managing the Bank's interest rate risk has been to emphasize origination of one- to four-family adjustable rate mortgages and shorter term fixed rate mortgages for portfolio and recently started selling long term fixed rate mortgages in the secondary market. In addition, in managing its portfolio of investment securities and mortgage-backed securities, the Bank in recent periods has emphasized the sale of long-term and fixed-rate investment securities and mortgage-backed securities so as to reduce the Bank's exposure to increases in interest rates. The Bank adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. Pursuant to the adoption and subsequent transition guidelines in 1995 the entire portfolio of investment securities and mortgage-backed securities with an amortized cost of $17.6 million and an aggregate market value of $17.3 million are classified as available for sale at March 31, 1996. The Bank is holding these investment securities and mortgage-backed securities as available for sale because it may sell these investment securities and mortgage-backed securities prior to maturity should it need to do so for liquidity or asset and liability management purposes.

     Management also has shortened the average repricing period of its assets by emphasizing the origination of short-term, fixed-rate or adjustable-rate residential mortgage loans, most of which are retained by the Bank for its portfolio. Beginning in the fourth quarter of 1995, the Bank commenced selling newly originated long term fixed-rate residential mortgage loans in the secondary market. There were $944,000 of these loans held for sale at March 31, 1996 with an aggregate market value of $936,000. At March 31, 1996, the Bank held approximately $22.3 million in loans with adjustable interest rates, which represented approximately 29.6% of the Bank's loan portfolio.

    In addition to shortening the average repricing period of its assets, the Bank has sought to reduce the amount of shorter-term certificates of deposit and higher costing long-term certificates of deposit in favor of lower costing, less interest-sensitive "core deposits" in the form of savings accounts and checking accounts.

     The Bank's Board of Directors is responsible for reviewing the Bank's asset and liability policies. The Asset/Liability Management Committee reports to the Board monthly on interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies.

INTEREST RATE SENSITIVITY ANALYSIS

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. At March 31, 1996, the Bank had a negative one-year interest rate sensitivity gap of (15.2%). Generally, during a period of rising interest rates, a negative gap position would be expected to adversely affect net interest income while a positive gap position would be expected to result in an increase in net interest income, while conversely during a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income.

     The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at March 31, 1996 which are expected to mature or reprice in each of the time periods shown.



                                                         Over One      Over Five
                                         One Year        Through        Through       Over Ten
                                          or Less       Five Years     Ten Years        Years          Total
                                         --------       ----------     ---------      --------         -----
                                                                         (In thousands)
Interest-earning assets:
  Real estate loans:
   One- to four-family:
    Fixed. . . . . . . . . . . . . . .     $5,108        $16,583        $14,130        $10,102        $45,923
    Adjustable . . . . . . . . . . . .      6,035          3,515             --             --          9,550
   Multifamily and non-residential:
    Fixed. . . . . . . . . . . . . . .        891          1,690          1,807          2,801          7,189
    Adjustable . . . . . . . . . . . .     10,277          2,516             --             --         12,793
  Consumer . . . . . . . . . . . . . .        146             --             --             --            146
  Mortgage-backed and
   investment securities . . . . . . .     15,619          1,193            534             --         17,346
  Other interest-earning assets (1)  .      2,614             --             --             --          2,614
                                          -------        -------        -------        -------        -------
    Total  . . . . . . . . . . . . . .     40,690         25,497         16,471         12,903         95,561
                                          -------        -------        -------        -------        -------

Interest-bearing liabilities:
  Certificates of deposit. . . . . . .    $37,658        $24,863         $2,601            $--        $65,122
  Money market deposit . . . . . . . .     12,462             --             --             --         12,462
  NOW accounts . . . . . . . . . . . .      1,637             --             --             --          1,637
  Savings deposits . . . . . . . . . .      3,783             --             --             --          3,783
  FHLB advances. . . . . . . . . . . .         --            136             --             --            136
                                          -------        -------        -------        -------        -------
    Total  . . . . . . . . . . . . . .     55,540         24,999          2,601             --         83,140
                                          -------        -------        -------        -------        -------

Interest sensitivity gap . . . . . . .   $(14,850)          $498        $13,870        $12,903        $12,421
                                          -------        -------        -------        -------        -------
                                          -------        -------        -------        -------        -------
Cumulative interest sensitivity gap. .   $(14,850)      $(14,352)         $(482)       $12,421
                                          -------        -------        -------        -------
                                          -------        -------        -------        -------
Ratio of interest-earning assets
  to interest-bearing liabilities  . .       73.3%         102.0%         633.3%            --%         114.9%
                                          -------        -------        -------        -------        -------
                                          -------        -------        -------        -------        -------
Ratio of cumulative gap to
  total assets . . . . . . . . . . . .      (15.2)%        (14.7)%          (.5)%         12.7%
                                          -------        -------        -------        -------
                                          -------        -------        -------        -------


- --------------------
(1) Includes FHLB stock.


     The preceding table was prepared utilizing the following assumptions regarding the interest rate sensitivity of loans and deposits:



     (i) Fixed rate certificate amounts will not be withdrawn prior to maturity.
     (ii) Transaction accounts are assumed to reprice during the first period included in the table.
     (iii) Loans are assumed to prepay at the following rates annually and the amortized balances are shown as being due in the period in which the interest rates are next subject to change:

            Loan Type                              Prepayment Rate
            ---------                              ---------------
            1-4 Family adjustable                      19.5%
            1-4 Family fixed-rate                       8.0%
            Multifamily and non-residential             6.5%
            Consumer                                    7.0%

     These prepayment assumptions are based on recent prepayment history of similar loans in the State of Ohio.

     While management believes that these assumptions are reasonable, the actual interest rate sensitivity of the Bank's assets and liabilities could vary significantly from the information set forth in the table due to market and other factors. The interest rate sensitivity of the Bank's assets and liabilities illustrated in the table above could vary substantially if different assumptions were used or actual experience differs from the assumptions used.

NET PORTFOLIO VALUE AND NET INTEREST INCOME

     Management also measures the Bank's interest rate risk by computing estimated changes in net interest income and the net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's net interest income and NPV of sudden and sustained 1% to 4% increases and decreases in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the Bank's estimated net interest income of 5%, 10%, 20% and 30% in the event of 1%, 2%, 3% and 4% increases and decreases in the market interest rates, respectively. Limits have also been established for changes in NPV of 20%, 30%, 50% and 75% in the event of 1%, 2%, 3% and 4% increases and decreases in the market interest rates, respectively. The following table presents the Bank's projected change in net interest income and NPV for the various rate shock levels at March 31, 1996.


                                         Board of                              Board of
                                         Director                              Director
                Net Portfolio Value      Limits        Net Interest Income     Limits
 Change    ----------------------------  --------  --------------------------  --------
in Rates   $ Amount  $ Change  % Change  % Change  $ Amount $ Change % Change  % Change
- --------   --------  --------  --------  --------  -------- -------- --------  --------
                                         (Dollars in thousands)

+ 400 bp    $5,870   $(5,757)   (49.5)%     (75)    $2,149   $(775)    (26.5)%   (30)
+ 300 bp     7,124    (4,523)   (38.9)      (50)     2,372    (551)    (18.9)    (20)
+ 200 bp     8,465    (3,162)   (27.2)      (30)     2,588    (336)    (11.5)    (10)
+ 100 bp     9,967    (1,660)   (14.3)      (20)     2,774    (149)     (5.1)     (5)
0     bp    11,627        --       --                2,924      --        --      --
- - 100 bp    13,465     1,838     15.8       (20)     3,040     116       4.0      (5)
- - 200 bp    15,504     3,877     33.3       (30)     3,149     224       7.7     (10)
- - 300 bp    17,770     6,143     58.8       (50)     3,320     295      10.1     (20)
- - 400 bp    20,291     8,664     74.5       (75)     3,273     349      11.9     (30)


     Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit run-offs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

     Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in the analysis presented in prior tables setting forth the maturing and repricing of interest-earning assets and interest-bearing liabilities. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate loans, which represent the Bank's primary loan product, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable rate loans in the Bank's portfolios could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS

     Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Savings institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest-earning assets. The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, nonaccruing loans, if any, are included in the net loan category. Average balances are derived from month-end average balances. Management does not believe that the use of month-end average balances instead of average daily balances has caused any material difference in the information presented.

                                                                             Three Months Ended March 31,
                                         At March 31,      -------------------------------------------------------------------
                                            1996                       1996                                 1995
                                      ------------------   --------------------------------   --------------------------------
                                                Weighted                            Average                            Average
                                                Average    Average                  Yield/     Average                 Yield/
                                      Balance     Rate     Balance   Interest       Cost       Balance    Interest     Cost
                                      -------   --------   -------   --------      -------     -------    --------     -------
                                                                         (Dollars in thousands)
Interest-earning assets:
 Loans receivable, net . . . . . . . $75,334    8.08%     $75,020    $  1,504       8.02%    $ 69,992    $  1,402        8.01%
 Investment securities . . . . . . .     988     5.35         988          13        5.41       1,899          27        5.70
 Mortgage-backed securities. . . . .  16,358     6.58      17,071         270        6.34      39,309         565        5.76
 Other interest-earning assets . . .   2,614     5.86       1,905          28        5.74         888          15        6.64
                                     -------              -------    --------                --------    --------
  Total interest-earning assets. . .  95,294     7.74      94,984       1,815        7.64     112,088       2,009        7.17
                                                                     --------                            --------
Noninterest-earning assets . . . . .   2,598                2,120                               2,365
  Total assets . . . . . . . . . . . $97,892              $97,104                            $114,453
                                     -------              -------                                        --------
                                     -------              -------                                        --------
Interest-bearing liabilities:
 Deposits. . . . . . . . . . . . . . $83,004     5.86     $82,315       1,207        5.87    $ 90,811       1,245        5.49
 Federal funds purchased and FHLB
  advances . . . . . . . . . . . . .     136     8.17         137           3        8.23       8,947         128        5.72
                                     -------              -------    --------                --------    --------
  Total interest-bearing liabilities  83,140     5.86      82,452       1,210        5.87      99,758       1,373        5.51
Noninterest-bearing liabilities. . .     335                  300                                 476    --------
                                     -------              -------                            --------
  Total liabilities. . . . . . . . .  83,475               82,752                             100,234
Retained income. . . . . . . . . . .  14,417               14,352                              14,219
                                     -------              -------                            --------
  Total liabilities and retained
   income. . . . . . . . . . . . . . $97,892              $97,104                            $114,453
                                     -------              -------                            --------
                                     -------              -------                            --------
Net interest-earning assets. . . . .                      $12,532                            $ 12,330
                                                          -------                            --------
                                                          -------                            --------
Net interest income. . . . . . . . .                                 $    605                            $    636
                                                                     --------                            --------
                                                                     --------                            --------
Interest rate spread . . . . . . . .            1.88%                               1.77%                               1.66%
                                               ------                              ------                              ------
                                               ------                              ------                              ------
Net yield on interest-earning
  assets . . . . . . . . . . . . . .                                                2.55%                               2.27%
                                                                                   ------                              ------
                                                                                   ------                              ------
Ratio of average interest-earning
  assets to average interest-
  bearing liabilities. . . . . . . .          114.62%                             115.20%                             112.36%
                                              -------                             -------                             -------
                                              -------                             -------                             -------

                                                                          Year Ended December 31,
                                         ------------------------------------------------------------------------------------------

                                                      1995                         1994                          1993
                                         -----------------------------  ------------------------------  ---------------------------
                                                               Average                       Average                        Average
                                          Average               Yield/  Average              Yield/    Average              Yield/
                                         Balance    Interest   Cost     Balance   Interest   Cost      Balance    Interest  Cost
                                         -------    --------   ----     -------   --------   ----      -------    --------  ----
                                                                                (Dollars in thousands)
Interest-earning assets:
 Loans receivable, net  . . . . . . . . . $ 71,395   $ 5,752   8.06%    $ 67,266   $ 5,322    7.91%    $ 59,866   $ 5,207   8.70%
 Investment securities  . . . . . . . . .    1,842        95   5.16        1,943       110    5.67        2,005       120   5.96
 Mortgage-backed securities . . . . . . .   27,765     1,837   6.62       42,079     2,158    5.13       43,558     2,297   5.27
 Other interest-earning assets. . . . . .    1,089        72   6.61        1,168        63    5.38        2,958       125   4.23
                                          --------   -------            --------   -------             --------   -------
  Total interest-earning assets . . . . .  102,091     7,756   7.60      112,456     7,653    6.81      108,387     7,749   7.15
                                                     -------                       -------                        -------
Noninterest-earning assets  . . . . . . .    2,105                         1,951                          2,217
                                          --------                      --------                       --------
  Total assets. . . . . . . . . . . . . . $104,196                      $114,407                       $110,604
                                          --------                      --------                       --------
                                          --------                      --------                       --------

Interest-bearing liabilities:
 Deposits . . . . . . . . . . . . . . . . $ 85,421     4,967   5.81     $ 96,413   $ 4,894    5.08       96,690     5,010    5.18
 Federal funds purchased and FHLB
  advances. . . . . . . . . . . . . . . .    4,318       295   6.84        3,322       152    4.58           --        --      --
                                          --------   -------            --------   -------             --------   -------
   Total interest-bearing liabilities . .   89,739     5,262   5.86       99,735     5,046    5.06       96,690     5,010    5.18
                                                     -------                       -------                        -------
Noninterest-bearing liabilities . . . . .      385                           567                            382
                                          --------                      --------                       --------
   Total liabilities. . . . . . . . . . .   90,124                       100,302                         97,072
Retained income . . . . . . . . . . . . .   14,072                        14,105                         13,532
                                          --------                      --------                       --------
   Total liabilities and retained income  $104,196                      $114,407                       $110,604
                                          --------                      --------                       --------
                                          --------                      --------                       --------
Net interest-earning assets . . . . . . .  $12,352                      $ 12,721                        $11,697
                                          --------                      --------                       --------
                                          --------                      --------                       --------
Net interest income . . . . . . . . . . .            $ 2,494                       $ 2,607                        $ 2,739
                                                     -------                       -------                        -------
                                                     -------                       -------                        -------
Interest rate spread. . . . . . . . . . .                      1.74%                          1.75%                          1.97%
                                                              -----                          -----                          -----
                                                              -----                          -----                          -----
Net yield on interest-earning assets. . .                      2.44%                          2.32%                          2.53%
                                                              -----                          -----                          -----
                                                              -----                          -----                          -----
Ratio of average interest-earning assets
 to average interest-bearing liabilities                     113.76%                        112.75%                        112.10%
                                                             ------                         ------                         ------
                                                             ------                         ------                         ------

RATE/VOLUME ANALYSIS

     The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (changes in rate multiplied by old volume); and (iii) changes in rate-volume (changes in rate multiplied by changes in volume).

                                               Three Months Ended March 31,
                                      ------------------------------------------
                                            1996           vs.          1995
                                      ------------------------------------------
                                                   Increase (Decrease)
                                                         Due to
                                      ------------------------------------------
                                                               Rate/
                                      Volume      Rate        Volume      Total
                                      ------      ----        ------      -----
                                                     (In thousands)
Interest income:
 Loans receivable. . . . . . . . .    $  100      $    2      $   --      $  102
 Investment securities . . . . . .       (13)         (1)         --         (14)
 Mortgage-backed securities. . . .      (320)         57         (32)       (295)
 Other interest-earning assets . .        17          (2)         (2)         13
                                      ------      ------      ------      ------
  Total interest-earning assets. .      (216)         56         (34)       (194)
                                      ------      ------      ------      ------
Interest expense:
 Deposits. . . . . . . . . . . . .      (117)         87          (8)        (38)
 Federal funds purchased and
  FHLB advances. . . . . . . . . .      (126)         56         (55)       (125)
                                      ------      ------      ------      ------
   Total interest-bearing
    liabilities. . . . . . . . . .      (243)        143         (63)       (163)
                                      ------      ------      ------      ------
Change in net interest income. . .    $   27      $  (87)     $   29      $  (31)
                                      ------      ------      ------      ------
                                      ------      ------      ------      ------

                                                                         Year Ended December 31,
                                      ------------------------------------------        ------------------------------------------
                                            1995           vs.          1994                 1994           vs.          1993
                                      ------------------------------------------        ------------------------------------------
                                                   Increase (Decrease)                              Increase (Decrease)
                                                         Due to                                           Due to
                                      ------------------------------------------        ------------------------------------------
                                                               Rate/                                            Rate/
                                      Volume      Rate        Volume      Total         Volume      Rate        Volume      Total
                                      ------      ----        ------      -----         ------      ----        ------      -----
                                                    (In thousands)
Interest income:
 Loans receivable. . . . . . . . .    $  326      $   97      $    6      $  429      $  644       $(471)     $  (58)     $  115
 Investment securities . . . . . .        (6)        (10)          1         (15)         (4)         (6)         --         (10)
 Mortgage-backed securities. . . .      (734)        626        (213)       (321)        (78)        (63)          2        (139)
 Other interest-earning assets . .        (4)         15          (1)         10         (75)         34         (21)        (62)
                                      ------      ------      ------      ------      ------      ------      ------      ------
  Total interest-earning assets. .      (418)        728        (207)        103         487        (506)        (77)        (96)
                                      ------      ------      ------      ------      ------      ------      ------      ------
Interest expense:
 Deposits. . . . . . . . . . . . .      (558)        711         (81)         72         (14)       (102)         --        (116)
 Federal funds purchased and
  FHLB advances. . . . . . . . . .        46          75          23         144         152          --          --         152
                                      ------      ------      ------      ------      ------      ------      ------      ------
   Total interest-bearing
    liabilities. . . . . . . . . .      (512)        786         (58)        216         138        (102)         --          36
                                      ------      ------      ------      ------      ------      ------      ------      ------
Change in net interest income. . .    $   94      $  (58)     $ (149)     $ (113)     $  349       $(404)     $  (77)     $ (132)
                                      ------      ------      ------      ------      ------      ------      ------      ------
                                      ------      ------      ------      ------      ------      ------      ------      ------

COMPARISON OF FINANCIAL CONDITION AT MARCH 31, 1996, DECEMBER 31, 1995 AND DECEMBER 31, 1994

     ASSETS. Total assets increased $1.3 million, or 1.3%, to $97.9 million at March 31, 1996 from $96.6 million at December 31, 1995. This increase was primarily attributable to an increase of $1.6 million in cash equivalents. Total assets decreased $16.4 million, or 14.5%, to $96.6 million at December 31, 1995 from $113.0 million at December 31, 1994. This decrease was due primarily to a decrease in mortgage backed securities and investment securities of $20.4 million, or 52.7%, to $18.4 million at December 1995 from $38.8 million at December 1994. This decrease was due to sales of $21.4 million and principal paydowns of $1.4 million, offset by changes in market valuation of $2.4 million. This decrease was offset by an increase in net loans receivable of $4.7 million or 6.7% to $74.9 at December 31, 1995 from $70.2 million at December 31, 1994.

     LIABILITIES. Deposits increased $1.3 million, or 1.6%, to $83.0 million at March 31, 1996 from $81.7 million at December 31, 1995. This increase was primarily attributable to an increase of $1.6 million in certificates of deposits offset by a decrease of $355,000 in transaction accounts. Deposits decreased $10.8 million, or 11.7%, to $81.7 million at December 31, 1995 from $92.5 million at December 31, 1994. This decrease was due to a decrease in CDs of $10.3 million, or 14.0%, to $63.5 million at December 31, 1995 from $73.8 million at December 31, 1994. Federal funds and advances from the FHLB decreased $7.4 million to $139,000 at December 31, 1995 from $7.5 million at December 31, 1994.

     RETAINED INCOME. Retained income increased $227,000, or 1.6%, to $14.4 million at March 31, 1996 from $14.2 million at December 31, 1995. The increase was primarily attributable to net income of $104,000 and a decrease in unrealized losses on securities of $123,000. Retained income increased $1.9 million, or 15.4%, to $14.2 million at December 31, 1995 from $12.3 million at December 31, 1994. This increase was due to a reduction in unrealized losses on available for sale securities, net of tax, of $2.1 million to $327,000 at December 31, 1995 from $2.5 million at December 31, 1994, offset by the 1995 net loss of $223,000.

     GENERAL. Prior to 1994, the Bank accepted brokered and out of state jumbo CDs to supplement local deposits. Total deposits increased $11.1 million, or 12.5%, to $99.9 million at December 31, 1993, from $88.8 million at December 31, 1992. This increase was due primarily to brokered and out of state jumbos. During this period of rapidly falling interest rates, these funds were taken at 25-50 basis points lower than that paid on local deposits. Out of state deposits totaled $7.8 million, $8.1 million, $21.3 million, $28.5 million, $13.5 million and $9.1 million at March 31, 1996, December 31, 1995, 1994, 1993, 1992 and
1991, respectively. As of October 1993, the Bank stopped accepting out of state jumbo CDs.

     February 1995 marked a dramatic change in management of the Bank with the employment of Michael P. Brennan as President and Chief Executive Officer.
Mr. Brennan formalized the management team with officer positions in lending, deposits and accounting. On March 27, 1995 the Board of Directors affirmed its intention to operate as a traditional thrift and re-emphasize one- to four-family residential lending using local deposits. The Bank has been in the process of expanding its deposit and lending products to better meet the needs of the community.

     In March 1995, with $9.8 million of overnight borrowings and $9.2 million in low rate volatile out of state deposits maturing in 1995, the Bank contracted a third party study to analyze the investment portfolio as a source of liquidity. This extensive study analyzed individual securities for past performance, market value, extension risk, interest rate risk and earnings potential. A priority list was developed and strategically controlled sales provided the necessary liquidity. The proceeds from such sales (which generated losses of $814,000) repaid federal funds purchased and FHLB advances, and funded the run off of maturing out of state jumbos CDs. At March 31, 1996, $2.7 million of the $7.8 million in out of state deposits are volatile jumbo CDs which will need to be funded when they mature over the next seven years. For information on how the Bank expects to expand its deposit base in the future, see "Business of the Bank -- Deposit Activity and Other Sources of Funds."

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1994 AND DECEMBER 31, 1993

     ASSETS. Total assets decreased $1.3 million, or 1.1%, to $113.0 million at December 31, 1994 from $114.3 million at December 31, 1993. Cash and cash equivalents decreased $1.9 million to $700,000 at December 31,1994 from $2.6 million at December 31, 1993. Investment securities and mortgage backed securities decreased $7.7 million, or 16.5%, to $38.9 million at December 31, 1994 from $46.6 million at December 31, 1993. This decrease in investments was partially due to $7.0 million of principal repayments and $3.7 million in unrealized losses reported due to the adoption of SFAS 115. Loans receivable increased $7.0 million, or 11.1%, to $70.2 million at December 31, 1994 from $63.2 million at December 31, 1993. This increase was due to a net increase in one- to four-family residential loans.

     LIABILITIES. Deposits decreased $7.4 million, or 7.4%, to $92.5 million at December 31, 1994 from $99.9 million at December 31, 1993. This decrease was due primarily to a decrease in MMDAs of $3.8 million, or 22%, to $13.5 million at December 31, 1994, from $17.3 million at December 31, 1993 and a decrease in CDs of $3.0 million, or 4%, to $73.8 million at December 31, 1994 from $76.8 million at December 31, 1993. FHLB advances and federal funds purchased increased to $7.5 million at December 31, 1994 from zero at December 31, 1993.

     RETAINED INCOME. Retained income decreased $1.7 million, or 12.2%, to $12.3 million at December 31, 1994 from $14.0 million at December 31, 1993. This decrease was due to net income of $761,000 offset by the unrealized loss on securities of $2.5 million, net of tax.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND
1995

     NET INCOME. The Bank's net income decreased $72,000, or 40.9%, to $104,000 for the three months ended March 31, 1996 from $176,000 for the three months ended March 31, 1995. The decrease was primarily due to a decrease in net interest income after provision for loan loss of $46,000 and an increase in noninterest expenses of $81,000. These expenses were partially offset by a reduction of federal income tax expense of $38,000.

     NET INTEREST INCOME. Net interest income after provision for loan losses decreased $46,000, or 7.2%, to $590,000 for the three months ended March 31, 1996, from $636,000 for the three months ended March 31, 1995. Such decrease was due primarily to a decrease of $17.1 million, or 15.3%, in the Bank's average interest earning assets resulting from security sales to fund certificate of deposit withdrawals, and an increase of $15,000 in the provision for loan losses.

     INTEREST INCOME. Total interest income decreased $194,000, or 9.7%, to $1.8 million for the three months ended March 31, 1996, from $2.0 million for the three months ended March 31, 1995. Such decrease was due primarily to a decrease of $295,000 in interest on mortgage-backed securities partially offset by an increase of $102,000 in interest on loans receivable.

     The average balance of mortgage-backed securities decreased $22.2 million, or 56.5%, to $17.1 million for the three months ended March 31, 1996 (due to the sale of mortgage-backed securities during 1995), from $39.3 million for the three months ended March 31, 1995. This decrease in average balance more than offset the increase in average yield to 6.34% from 5.76% for the three months ended March 31, 1996 and 1995, respectively. The average balance of loans receivable increased $5.0 million, or 7.1%, to $75.0 million for the three months ended March 31, 1996, from $70.0 million for the three months ended March 31, 1995.

     INTEREST EXPENSE. Total interest expense, which consists primarily of interests on deposits, decreased $163,000, or 11.9%, to $1.2 million for the three months ended March 31, 1996, from $1.4 million for the three months ended March 31, 1995. Such decrease was due primarily to a decrease of $125,000 in interest on borrowed funds and a decrease of $38,000 in interest on deposits.

The average balance of borrowed funds decreased $8.8 million to $137,000 for the three months ended March 31, 1996, from $8.9 million for the three months ended March 31, 1995. This decrease in average balance more than offset the increase in the average cost of borrowed funds to 8.23% for the three months ended March 31, 1996, from 5.72% for the three months ended March 31, 1995. The average balance of deposits decreased $8.5 million, or 9.4%, to $82.3 million for the three months ended March 31, 1996, from $90.8 million for the three months ended March 31, 1995.


     PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses, based on prior loss experience, volume and type of lending conducted by the Bank, industry standards and past due loans in the Bank's loan portfolio. The Bank's policies require the review of assets on a regular basis, and the Bank appropriately classifies loans as well as other assets if warranted. See "Business of the Bank -- Lending Activities -- Nonperforming Loans and Other Problem Assets" and "--Asset Classification and Allowance for Loan Losses." Management believes it uses the best information available to make a determination with respect to the allowance for loan losses, recognizing that future adjustments may be necessary depending upon a change in economic conditions and other factors. In recent years, the Bank's provisions for loan losses have not, for the most part, been attributable to specific problem loans. Rather they have been based on comments received by regulators, the reserves established by members of the Bank's peer group and on management's assessment of the risk inherent in the loan portfolio. The Bank allocates its loan loss allowance to each category based upon the relative dollar amounts of each type of loan in the loan portfolio. Management anticipates that the Bank's provision for loan losses will increase in the future as it implements the Board of Directors' strategy of continuing existing lines of business while gradually expanding the origination of one- to four-family residential loans that do not conform to secondary market guidelines and consumer loans. These loans generally entail greater risks than conforming one- to four-family residential mortgage loans, which have historically represented the vast majority of the Bank's loan portfolio. See "Business of the Bank -- Lending Activities -- Asset Classification and Allowance for Loan Losses." The Bank provided $15,000 and zero for loan losses for the three months ended March 31, 1996 and 1995, respectively. The increase in the provision for loan losses was primarily attributable to a program initiated by the Bank in December of 1995 that allows for the origination of loans with loan-to-value ratios of 100%, which loans generally involve greater credit risk than loans with lower loan-to-value ratios. The increase in the provision was not made in response to specific charge offs or non-performing loans. See "Business of the Bank --Lending Activities -- One to Four Family Real Estate Loans" and
Note 4 to the Financial Statements included herein.


     NONINTEREST INCOME. Total noninterest income increased $16,000, or 55.2%, to $45,000 for the three months ended March 31, 1996, from $29,000 for the three months ended March 31, 1995. This increase was due primarily to a $35,000 gain on loan sales incurred during the three months ended March 31, 1996. Other noninterest income decreased $19,000 from $29,000 for the three months ended March 31, 1995 to $10,000 for the three months ended March 31, 1996 as a result of an unusually large number of early withdrawal penalties collected during the three months ended March 31, 1995.

     NONINTEREST EXPENSES. Total noninterest expenses increased $81,000, or 20.4%, to $478,000 for the three months ended March 31, 1996, from $397,000 for the three months ended March 31, 1995, as compensation and benefits increased $53,000, or 29.0%, to $238,000 for the three months ended March 31, 1996, from $185,000 for the three months ended March 31, 1995. This increase in compensation and benefits was primarily due to a $48,000 expense associated with the Westwood Homestead Savings Bank Directors' Retirement Plan (the "Directors' Plan"), normal salary increases and the hiring of additional personnel. As a result of a recent amendment to the Directors' Plan, it is expected that there will be a recovery of a portion of the expense associated with the Directors' Plan which will be recorded during the third quarter of 1996. See " -- Comparison of Operating Results for the Years Ended December 31, 1995 and 1994." Occupancy cost increased $9,000, or 37.5%, to $33,000 for the three months ended March 31, 1996, from $24,000 for the three months ended March 31, 1995. This increase was primarily due to expenses associated with leasing a modular facility to accommodate the additional personnel. Consulting fees increased to $18,000 for the three months ended March 31, 1996 as compared to the same period in 1995 due to consulting expenses associated with addressing various regulatory compliance issues.

     INCOME TAXES. Income tax expense decreased $38,000 for the three months ended March 31, 1996 to $54,000 for the three months ended March 31, 1996, from $92,000 for the three months ended March 31, 1995. The decrease was primarily attributable to a decrease in income before taxes.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

     NET INCOME (LOSS). The Bank's net income (loss) decreased $984,000 to a net loss of $223,000 for the year ended December 31, 1995 from net income of $761,000 for the year ended December 31, 1994. The reduction in net income was primarily due to the previously mentioned loss on sale of securities of $814,000, a charge of $375,000 to adopt the Directors' Plan and an increase in other operating expenses of $187,000. These expenses were partially offset by a reduction in income tax expense of $514,000.

     NET INTEREST INCOME. Net interest income decreased $113,000, or 4.3%, to $2.5 million for the year ended December 31, 1995, from $2.6 million for the year ended December 31, 1994. Such decrease was due primarily to an increase in the Bank's short term borrowing cost during 1995. This increase was partially offset by the change in mix of interest earning assets. Average loans receivable for the year ended December 31, 1994 were $67.3 million, or 60% of earning assets, compared to $71.4 million or 70% of earning assets for the year ended December 31, 1995. Although the average interest rate spread for 1995 was slightly lower than 1994, 1.74% compared to 1.75%, the interest rate spread at December 31, 1995 was 1.90%. Management believes this trend is a result of the shift in the composition of interest earning assets and liabilities in the Bank's portfolio.

     INTEREST INCOME. Total interest income increased $103,000 , or 1.3%, to $7.8 million for the year ended December 31, 1995, from $7.7 million for the year ended December 31, 1994. Such increase was due primarily to a 79 basis point increase in the average yield on interest-earning assets.

     Interest on loans receivable increased $430,000, or 8.1%, to $5.8 million for the year ended December 31, 1995 from $5.3 million for the year ended December 31, 1994. This increase was due primarily to an increase of $4.1 million, or 6.1%, in the average balance of loans receivable to $71.4 million for the year ended December 31, 1995, from $67.3 million for the year ended December 31, 1994, reflecting increased origination of loans primarily from single-family secured residential real estate. Interest on mortgage-backed securities decreased $321,000, or 14.9%, to $1.8 million for the year ended December 31, 1995, from $2.2 million for the year ended December 31, 1994. Such decrease was due to a decrease of $14.3 million, or 34.0%, in the average balance of mortgage-backed securities to $27.8 million for the year ended December 31, 1995, from $42.1 million for the year ended December 31, 1994, which more than offset a 149 basis point increase in the average yield on mortgage-backed securities. The proceeds from the sale and scheduled payments on mortgage-backed securities were used to fund increased loan originations during the year ended December 31, 1995. Interest on investment securities decreased $15,000, or 13.6%, to $95,000 for the year ended December 31, 1995, from $110,000 for the year ended December 31, 1994. Such decrease was due primarily to a decrease of $101,000, or 5.2%, in the average balance of investment securities to $1.8 million for the year ended December 31, 1995, from $1.9 million for the year ended December 31, 1994. The decrease in the average balance of investment securities reflected management's strategy of funding loan demand with investment sales to improve the Bank's interest rate spread.

     INTEREST EXPENSE. Total interest expense, which consists primarily of interest on deposits, increased $215,000, or 4.3%, to $5.3 million for the year ended December 31, 1995, from $5.0 million for the year ended December 31, 1994. Interest expense on deposits increased $72,000, or 1.5%, to $5.0 million for the year ended December 31, 1995, from $4.9 million for the year ended December 31, 1994. Such increase was due primarily to a 73 basis point increase in the average cost of deposits due to increased prevailing market interest rates. This increase in the average cost offset the decrease in the average balance of deposits to $85.4 million for the year ended December 31, 1995, from $96.4 million for the year ended December 31, 1994. During the year ended December 31, 1995, the Bank made use of short term FHLB advances to fund the decrease in deposits until investments were sold. As a result, interest on borrowings increased $143,000, or 94.1%, to $295,000 for the year ended December 31, 1995, from $152,000 for the year ended December 31, 1994. The increased interest expense on borrowings also was due to a 226 basis point increase in the average cost of borrowings.


     PROVISION FOR LOAN LOSSES. The Bank increased its provision for loan losses by $7,000, or 23%, from $31,000 for year ended December 31, 1994 to $38,000 for the year ended December 31, 1995. The Bank increased its provision during 1995 as a result of (i) changes in general economic conditions (i.e., increases in the level of consumer debt and the rate of delinquencies on such debt) affecting both the Bank and its industry peers in Ohio and nationally and (ii) the Bank's origination of a residential construction loan during this period with greater risk characteristics than those of the rest of its construction loan portfolio, including a loan-to-value ratio in excess of 80%. This loan has at all times performed in accordance with its terms. The increase in the Bank's provision during 1995 was not attributable to any specific charge-offs or non-performing loans.

     NONINTEREST INCOME (LOSS). Total noninterest income decreased $816,000, to ($737,000) for the year ended December 31, 1995, from $79,000 for the year ended December 31, 1994. This decrease in noninterest income primarily was attributable to the $814,000 loss on sale of securities incurred during the year ended December 31, 1995, as discussed previously. Other noninterest income decreased by $2,000, or 2.7%, from $79,000 for the year ended December 31, 1994 to $77,000 for the year ended December 31, 1995.



     NONINTEREST EXPENSES. Total noninterest expenses increased $562,000, or 37.6%, to $2.1 million for the year ended December 31, 1995, from $1.5 million for the year ended December 31, 1994, as compensation and benefits increased $541,000, or 83.9%, to $1,185,000 for the year ended December 31, 1995, from
$644,000 for the year ended December 31, 1994. This increase in compensation and benefits primarily was due to a $375,000 expense associated with the adoption of the Directors' Plan, normal salary increases and the hiring of additional personnel. The $375,000 expense recognized in 1995 includes prior service cost as of December 31, 1995. Consulting expenses increased by approximately $61,000 during 1995 due to the Bank's use of advisory services in connection with the extensive evaluation of its securities portfolio, development of the Bank's business plan, and implementation of the Directors' Plan.



     At the request of federal regulators, the Bank adopted the Directors' Plan in 1995 to formalize the Bank's director emeritus program (the "Emeritus Program") which was adopted in 1989. The Emeritus Program was approved by the members of the Bank at its annual meeting in March 1989 and provided certain benefits to three Board members. The Directors' Plan, which was effective January 1, 1995, was approved by the members of the Bank at its annual meeting on February 12, 1996. However, following discussions with federal regulators, in June of 1996 the Board of Directors of the Bank voted to reduce the benefits provided for under the Directors' Plan and to submit the Directors' Plan for approval by the stockholders of the Company following completion of the Conversion. Provided stockholder approval is obtained, this reduction in benefits will be reflected in a recovery of approximately $100,000 of the expense associated with the Directors' Plan. This recovery is expected to be recorded during the fiscal quarter in which the Directors' Plan is approved by the stockholders of the Company, which is expected to be the third quarter of 1996. In the event that the stockholders of the Company do not approve the Directors' Plan, there will be a recovery of most of the expense associated with the Directors' Plan. It is anticipated that this recovery would be recorded in the third quarter of 1996. See "Management of the Bank -- Director Compensation
- -- Director Retirement Plan."


     INCOME TAXES. The Bank's income tax expense (benefit) was ($114,000) and $400,000 for the years ended December 31, 1995 and 1994, respectively. The Bank's effective tax rate was (33.8%) and 34.5% for the years ended December 31, 1995 and 1994, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

     NET INCOME. The Bank's net income decreased $212,000 to $761,000 for the year ended December 31, 1994 from $973,000 for the year ended December 31, 1993. The reduction in net income was primarily due to a decrease in net interest income of $132,000 and an increase in non interest expense of $168,000. These expenses were offset by a reduction of federal income tax expense of $100,000.

     NET INTEREST INCOME. Net interest income decreased $132,000, or 4.8%, to $2,607,000 for the period ended December 31, 1994, from $2,739,000 for the year ended December 31, 1993. The average interest rate spread decreased 22 basis points to 1.75% for the year ended December 31, 1994, from 1.97% for the year ended December 31, 1993.

     INTEREST INCOME. Total interest income decreased $96,000 to $7,653,000 for the year ended December 31, 1994, from $7,749,000 for the year ended December 31, 1993. Such decrease was due primarily to a decrease of 34 basis points in the average yield on interest earning assets to 6.81% for the year ended December 31, 1994, from 7.15% for the year ended December 31, 1993, reflecting the downward trend in rates experienced during 1994.

Although the average loans receivable balance increased $7,400,000 for the year ended December 31, 1994, the average yield decreased 79 basis points to 7.91% for the year ended December 31, 1994, from 8.70% for the year ended December 31, 1993.

     INTEREST EXPENSE. Total interest expense, which consists primarily of interest on deposits, increased $36,000 to $5,046,000 for the year ended December 31, 1994, from $5,010,000 for the year ended December 31, 1993. Interest expense on deposits decreased $116,000 to $4,894,000 for the year ended December 31, 1994, from $5,010,000 for the year ended December 31, 1993. Such decrease was due to a 10 basis point decrease in the average cost of deposits due to decreased prevailing market interest rates. During the year ended December 31, 1994, the Bank made use of short term FHLB advances to fund the decrease in deposits as discussed earlier. As a result, interest on borrowings increased $152,000 for the year ended December 31, 1994, from no borrowing for the year ended December 31, 1993.


     PROVISION FOR LOAN LOSSES. The Bank increased its provision for loan losses by $19,000, or 157%, from $12,000 for year ended December 31, 1993 to $31,000 for the year ended December 31, 1994. This increase in the Bank's provision was taken as a result of comments from regulators following a routine examination of the Bank. The increase in the provision was not made in response to specific charge offs or non-performing loans. See Note 4 to the Financial Statements included herein.


     NONINTEREST INCOME. Total noninterest income increased $7,000, to $79,000 for the year ended December 31, 1994, from $72,000 for the year ended December 31, 1993. This increase in noninterest income was due to increased service charges on deposit accounts.

     NONINTEREST EXPENSE. Total noninterest expense increased $168,000, or 12.7%, to $1,494,000 for the year ended December 31, 1994, from $1,326,000 for the year ended December 31, 1993, as compensation and benefits increased $87,000, or 15.6%, to $644,000 for the year ended December 31, 1994, from $557,000 for the year ended December 31, 1993. This increase in compensation and benefits primarily was due to normal salary increases and the hiring of additional personnel. In addition, federal deposit insurance premiums increased $58,000 to $226,000 for the year ended December 31, 1994 from $168,000 for the year ended December 31, 1993. The increase was primarily attributable to a $41,000 credit for final distribution of the secondary reserve balance received during 1993.


     INCOME TAXES. The Bank's income tax expense was $400,000 and $500,000 for the years ended December 31, 1994 and 1993, respectively. The Bank's effective tax rate was 34.5% and 34.0% for the years ended December 31, 1994 and 1993, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Following the completion of the Conversion, the Company initially will have no b usiness other than that of the Bank and investing the net Conversion proceeds retained by it. Management believes that the net proceeds to be retained by the Company, earnings on such proceeds and principal and interest payments on the ESOP loan, together with dividends that may be paid from the Bank to the Company following the Conversion, will provide sufficient funds for its initial operations and liquidity needs; however, no assurance can be given that the Company will not have a need for additional funds in the future. The Bank, as a stock savings bank will be subject to certain regulatory limitations with respect to the payment of dividends to the Company. See "Dividend Policy" and "Regulation -- Regulation of the Bank -- Dividend Restrictions." The Company intends to lend a portion of the net proceeds retained from the Stock Conversion to the ESOP to permit its purchase of Common Stock in the Conversion. See "Use of Proceeds."

     At March 31, 1996, the Bank exceeded all regulatory minimum capital requirements. For a detailed discussion of the regulatory capital requirements, and for a tabular presentation of the Bank's compliance with such requirements, see "Regulation -- Regulation of the Bank -- Capital Requirements."

     The following table reconciles the Bank's retained income as reported in its financial statements at March 31, 1996 to its tangible, core and risk-based capital levels and compares such totals to the regulatory requirements. FDIC regulations eliminate the effect of unrealized gains and losses, net of tax effect, on available for sale securities from the computation of regulatory capital. This regulation has the effect of increasing each of the Bank's tangible, core and risk-based capital by $204,000 above the amounts set forth below.

                                    Actual                     Requirement               Excess Capital
                             ------------------------   -------------------------    -----------------------
                                           Percent of                  Percent of                 Percent of
                                            Average                     Average                    Average
                             Amount         Assets      Amount          Assets       Amount         Assets
                             ------        ----------   ------         ----------    ------       ----------
                                                           (Dollars in thousands)
Bank's retained income. . .   $14,417
Adjustments . . . . . . . .       204
                              -------
Tangible capital. . . . . .    14,621       15.05%      $  1,468        1.5%         $ 13,153        13.55%
Core capital. . . . . . . .    14,621       15.05          2,937        3.0            11,684        12.05
Plus allowable portion of
  general allowance for
  loan losses . . . . . . .       117
                              -------
Risk-based capital. . . . .   $14,738       29.47          4,001        8.0            10,737        21.47
                              -------
                              -------

     For information regarding the Bank's actual, pro forma and minimum required capital ratios at March 31, 1996, see "Historical and Pro Forma Regulatory Capital Compliance." The Bank will, as a result of the Conversion, have substantially increased capital. There can be no assurance, however, that the Company's sources of funds will be sufficient to satisfy the liquidity needs of the Company in the future.

     The Bank's primary sources of funds are deposits and proceeds from maturing investment securities and mortgage-backed securities and principal and interest payments on loans. While maturities and scheduled amortization of mortgage-backed securities and loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors.

     In past years, the primary investing activities of the Bank were the origination of loans and the purchase of investment securities and mortgage-backed securities with the most recent emphasis on loan origination. During the years ended December 31, 1995 and 1994, the Bank had $13.6 million and $18.9 million, respectively, of loan originations. During the year ended December 31, 1995 the Bank purchased no investment securities or mortgage-backed securities. The primary financing activities of the Bank are the attraction of savings deposits and obtaining FHLB advances.

    The Bank has other sources of liquidity. As stated earlier, the Bank has a portfolio of investment securities and mortgage-backed securities with an aggregate market value of $17.3 million at March 31, 1996 classified as available for sale. Another source of liquidity is the Bank's ability to obtain advances from the FHLB of Cincinnati. In addition, the Bank has agreements to purchase and/or sell federal funds at other financial institutions, if needed.

     The Bank is required to maintain minimum levels of liquid assets as defined by FDIC regulations. This requirement, which may be changed at the direction of the FDIC depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. At March 31, 1996, the Bank's liquidity ratio was 24.9%, consisting of mortgage-backed securities, investment securities, FHLB stock and cash equivalents totaling $16.3 million, $988,000, $905,000 and $2.5 million, respectively.

     Following the completion of the Conversion, the Bank will receive at least 50% of the net proceeds from the Conversion. As discussed earlier, the Bank plans to use these proceeds to rebuild its liquidity portfolio. This portfolio will be used to accommodate fluctuations in daily operations. As shown in the deposit section of the tabular data, the Bank has approximately $13.4 million of CDs with rates between 8% and 10%. Of this amount, $9.9 million, is due to mature in the next three years.



     During the period of September 1997 to December 1999, $11.9 million in high rate long-term certificates of deposit will mature. The Bank also has $1.0 million in low rate out of state jumbo CDs maturing in 1996. Some of these certificates of deposit may not be reinvested in products offered by the Bank, thereby adversely affecting the Bank's liquidity. See "Business of the Bank -- Deposit Activity and Other Sources of Funds." Therefore, the Bank could in the future be criticized for maintaining inadequate liquidity levels if such deposits are withdrawn in a short time period. Loss of these funds could be funded by the liquidity portfolio. Management plans to "ladder" maturities of future short term investments to provide the most flexibility and yield.



     The Bank anticipates that it will have sufficient funds available to meet its current commitments. Certificates of deposit which are scheduled to mature in less than one year at March 31, 1996 totaled $32.7 million. Management believes that a significant portion of such deposits will remain with the Bank. However, in the event that such deposits are not renewed, the Bank could, if necessary, sell securities and/or obtain FHLB advances to meet its liquidity requirements. The Bank's liquidity will also be enhanced through receipt of the net Conversion Proceeds.


POTENTIAL IMPACT ON FUTURE RESULTS OF OPERATIONS OF PENDING LEGISLATION


     The Bank's savings deposits are insured by the SAIF, which is administered by the FDIC. The assessment rate currently ranges from 0.23% of deposits for well capitalized institutions to 0.31% of deposits for undercapitalized institutions. The Bank is currently assessed at the rate of 0.23% of deposits. The FDIC also administers the BIF, which has the same designated reserve ratio as the SAIF. The deposit insurance assessment rate for most commercial banks and other depository institutions with deposits insured by the BIF ranges from 0.27% of insured deposits for undercapitalized BIF-insured institutions to a statutory minimum of $2,000 annually for well-capitalized institutions, which constitute over 90% of BIF-insured institutions. The existing substantial disparity in the deposit insurance premiums paid by BIF and SAIF members places SAIF-insured savings institutions such as the Bank at a significant competitive disadvantage to BIF-insured institutions. This competitive disadvantage requires SAIF-insured institutions such as the Bank to charge higher rates on loan products and curtails the ability of such institutions to offer competitive rates on deposit accounts.



     A number of proposals have been considered to recapitalize the SAIF in order to eliminate this premium disparity. The United States Senate and House of Representatives have both, as part of a budget reconciliation package, approved legislation requiring a one-time assessment currently expected to range between 0.85% and 0.90% of insured deposits to be imposed on all SAIF-insured deposits held as of March 31, 1995. The assessment would result, on a pro forma basis as of March 31, 1996, in a one-time charge to the Bank of up to approximately $531,000 (assuming such charge would be tax deductible).


     A number of other related proposals are also under consideration in Congress, including those relating to merger of the SAIF and BIF, elimination of the thrift charter and the federal tax consequences of thrifts' conversion to national banks. The Bank is unable to accurately predict whether these proposals will be adopted in their current form or the impact of such proposals on the Bank.

IMPACT OF INFLATION AND CHANGING PRICES

     The Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS


     IMPAIRMENT OF LONG-LIVED ASSETS. In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This Statement is effective for years beginning after December 15, 1995 and requires, among other things, recognition of impairment of long-lived assets, if any, based upon the difference between the undiscounted expected future cash flows and the carrying value. Further, the Statement requires that long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. The Bank adopted the provisions of SFAS No. 121 on January 1, 1996, and the adoption of this Statement did not have a material effect on the Bank's financial position or results of operations.



     MORTGAGE SERVICING RIGHTS. In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS No. 122"). SFAS No. 122 is effective for years beginning after December 15, 1995. Earlier application is permitted. The Statement will require, among other things, the Bank to capitalize the estimated fair value of servicing rights on loans originated for sale, and amortize such amount over the estimated servicing life of the loan. The Bank adopted the provisions of SFAS No. 122 during the first quarter of fiscal year 1996, and the adoption of this Statement did not have a material effect on the Bank's financial position or results of operations.



     ACCOUNTING FOR STOCK-BASED COMPENSATION. In November 1995, the FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Awards of Stock-Based Compensation to Employees" ("SFAS No. 123"). SFAS No. 123 is effective for years beginning after December 15, 1995. Earlier application is permitted. The Statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for an employee stock option or similar equity instrument. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Most fixed stock option plans -- the most common type of stock compensation plan -- have no intrinsic value at grant date, and as such, under Opinion 25 no compensation cost is recognized. Compensation cost is recognized for other types of stock based compensation plans under Opinion 25, including plans with variable, usually performance-based, features. This Statement requires that an employer's financial statements include certain fair value disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. The Bank adopted the provisions of SFAS No. 123 during the first quarter of fiscal year 1996 and utilizes the intrinsic value based method. As such, the adoption of this Statement did not have a material effect on the Bank's financial position or results of operations.

                             BUSINESS OF THE COMPANY

     The Company was organized at the direction of the Board of Directors of Westwood Homestead for the purpose of becoming a holding company to own all of the outstanding capital stock of the Bank. Upon consummation of the Conversion, the Bank will become a wholly owned subsidiary of the Company. For additional information, see "Westwood Homestead Financial Corporation."

     The Company currently is not an operating company. Following the Conversion, the Company will be primarily engaged in the business of directing, planning and coordinating the business activities of the Bank. In the future, the Company may become an operating company or acquire or organize other operating subsidiaries, including other financial institutions. Management also expects to explore opportunities for acquiring other financial institutions in the Bank's market area, and intends to pursue such acquisitions as an integral part of the Bank's strategic growth plans. However, there are no specific agreements or understandings for an expansion of the Company's operations at this time, and there can be no assurance that the Bank will be successful in implementing its strategic growth plan. Initially, the Company will not maintain offices separate from those of the Bank or employ any persons other than its officers, who will not be separately compensated for such service.


                              BUSINESS OF THE BANK

GENERAL


     Westwood Homestead traces its origin to 1883, when its predecessor was formed as a mutual savings institution under the laws of the State of Ohio under the name of The Westwood Homestead Co. The Bank conducts its business from its main office in the community of Westwood in Cincinnati, Ohio, and from its branch facility located in the Mount Adams section of Cincinnati, Ohio which opened in June 1996. The Bank has occupied its main office since 1922. In 1993, the Bank converted from an Ohio chartered mutual savings and loan association to an Ohio chartered mutual savings bank and in connection therewith adopted the name of The Westwood Homestead Savings Bank. At March 31, 1996, the Bank had approximately $97.9 million in assets, $83.0 million in deposits and $14.4 million in retained income.



     The Bank derives its income principally from interest earned on loans and, to a lesser extent, investment securities. The Bank's principal expenses are interest expense on deposits and noninterest expenses such as salary and employee benefits, deposit insurance premiums, and other expenses such as occupancy and data processing. Funds for these activities are provided primarily by deposits, repayments of outstanding loans, maturing investments and operating revenues.


MARKET AREA


     The Bank considers its primary market area to consist of a 35 mile radius around the Bank's facility, which includes the counties of Hamilton, Butler, Warren and Clermont in Ohio; Boone, Kenton and Campbell in Kentucky; and Dearborn in Indiana. Management believes that most of the Bank's depositors and borrowers are residents of these counties. The community of Westwood is located in Hamilton County and is approximately 10 miles northwest of Cincinnati's central business district. Based upon the 1990 population census, the greater Cincinnati area had a population of approximately 1,744,000 and approximately 866,500 persons lived in Hamilton County.


     The Cincinnati area, which includes Hamilton County, has a stable economic base supported by a variety of industries and employment sectors. Cincinnati is the second largest metropolitan area in the state of Ohio, and is the headquarters for many Fortune 500 companies, including Procter and Gamble, E.W. Scripps, Federated Department Stores, and Cincinnati Milacron, and many other Fortune 500 companies have also established operations in Cincinnati, including Ford Motor Corp. and General Electric. In addition, Toyota is expected to build its North

American Headquarters in Boone County, which is part of the Bank's market area, by the year 2000. The unemployment rate in Hamilton County as of June 1995 was 4.1% as compared to 4.6% for the State of Ohio and 5.8% for the United States.

LENDING ACTIVITIES

     GENERAL. Westwood Homestead's primary lending activity is the origination of conventional mortgage loans for the purpose of purchasing or refinancing one- to four-family residential properties in its primary market area. In addition to one- to four-family lending the Bank has historically originated multi-family residential loans, non-residential real estate loans, and a minor amount of residential construction loans and non-mortgage loans. In recent years, the Bank has purchased participation interests in loans secured by multi-family and non-residential real estate located in the Bank's market area. Management plans to expand Westwood Homestead's consumer lending activities with a portion of the proceeds from the Conversion. See "Use of Proceeds."


     At March 31, 1996, the maximum amount that the Bank could have loaned to any one borrower was $2.16 million. At such date, the largest aggregate amount of loans that the Bank had outstanding to any one borrower or group of borrowers was approximately $2.03 million, which was a loan secured by a 72 unit apartment building located in the Bank's primary market area. At March 31, 1996 this loan was performing according to its terms.

     LOAN PORTFOLIO COMPOSITION. The following table sets forth selected data relating to the composition of the Bank's loan portfolio by type of loan at the dates indicated. At March 31, 1996, the Bank had no concentrations of loans exceeding 10% of total loans that are not otherwise disclosed below.


                                                                                           At December 31,
                                                        At March 31,    -----------------------------------------------------
                                                            1996              1995              1994              1993
                                                      ----------------  ----------------  ----------------  -----------------
                                                      Amount      %     Amount      %     Amount     %       Amount      %
                                                      -------  -------  -------  -------  -------  -------  --------  -------
                                                                                 (Dollars in thousands)
TYPE OF LOAN:
Real estate loans:
   One- to four-family residential . . . . . . . . .  $55,473   72.31%  $55,629   73.56%  $52,326   73.07%  $ 45,354   70.24%
   Multi-family residential. . . . . . . . . . . . .   10,903   14.21    10,989   14.53     9,440   13.18     10,402   16.11
   Construction. . . . . . . . . . . . . . . . . . .    1,445    1.88       525     .69     1,779    2.49      1,670    2.59
   Other residential and non-residential (1) . . . .    8,745   11.41     8,390   11.09     7,942   11.09      7,019   10.87
Consumer loans . . . . . . . . . . . . . . . . . . .      146     .19        95     .13       123     .17        121     .19
                                                      -------  -------  -------  -------  -------  -------  --------  -------
     Total . . . . . . . . . . . . . . . . . . . . .   76,712  100.00%   75,628  100.00%   71,610  100.00%    64,566  100.00%
                                                               -------           -------           -------            -------
                                                               -------           -------           -------            -------

Less:
   Loans in process. . . . . . . . . . . . . . . . .    1,111               437             1,198              1,145
   Deferred loan fees. . . . . . . . . . . . . . . .      150               147               163                183
   Allowance for loan losses . . . . . . . . . . . .      117               102                64                 33
                                                      -------           -------           -------           --------
      Total. . . . . . . . . . . . . . . . . . . . .  $75,334           $74,942           $70,185            $63,205
                                                      -------           -------           -------           --------
                                                      -------           -------           -------           --------

- ----------
(1)  Includes home equity loans.

LOAN MATURITY SCHEDULE


     The following table sets forth certain information at March 31, 1996 regarding the dollar amount of loans maturing in the Bank's portfolio based on their contractual terms to maturity, including scheduled repayments of principal. The table does not include any estimate of prepayments which significantly shorten the average life of all mortgage loans and may cause the Bank's repayment experience to differ from that shown below.


                                                   Due after    Due after      Due after      Due after
                                                   1 through    3 through      5 through      10 through    Due after 20
                                        Due by   3 years after 5 years after 10 years after 20 years after  years after
                                       March 31,   March 31,    March 31,      March 31,      March 31,      March 31,
                                         1997        1996         1996          1996            1996            1996       Total
                                       --------- ------------- ------------- -------------- --------------  ------------  -------
                                                                      (In thousands)
One- to four-family residential. . .     $ 15         $153      $  408        $5,880         $30,068         $18,949      $55,473
Multi-family and non-residential . .      432          204         802         1,313          14,902           1,995       19,648
Construction . . . . . . . . . . . .       --           --          --           --            1,445              --        1,445
Consumer . . . . . . . . . . . . . .       94           19          33           --               --              --          146
                                       ------         ----      ------        ------         -------         -------      -------
     Total . . . . . . . . . . . . .     $541         $376      $1,243        $7,193         $46,415         $20,944      $76,712
                                       ------         ----      ------        ------         -------         -------      -------
                                       ------         ----      ------        ------         -------         -------      -------



     The next table sets forth at March 31, 1996, the dollar amount of all loans due one year or more after March 31, 1996 which have predetermined interest rates and have floating or adjustable interest rates.


                                                 Predetermined     Floating or
                                                     Rate       Adjustable Rates
                                                 -------------  ----------------
                                                          (In thousands)

     One- to four-family residential . . . . . . .  $45,907       $ 9,551
     Multi-family and non-residential. . . . . . .    6,832        12,384
     Construction. . . . . . . . . . . . . . . . .    1,445            --
     Consumer. . . . . . . . . . . . . . . . . . .       52            --
                                                    -------       -------
          Total. . . . . . . . . . . . . . . . . .  $54,236       $21,935
                                                    -------       -------
                                                    -------       -------

     Scheduled contractual principal repayments of loans do not necessarily reflect the actual life of such assets. The average life of long-term loans is substantially less than their contractual terms, due to prepayments. In addition, the Bank's mortgage loans generally give Westwood Homestead the right to declare a loan due and payable in the event, among other things, that a borrower sells the real property subject to the mortgage and the loan is not repaid.

     ONE- TO FOUR-FAMILY REAL ESTATE LOANS. The primary emphasis of the Bank's lending activity is the origination of loans secured by first mortgages on one-
to four-family residential properties.   At March 31, 1996, $55.5 million, or
72.3%, of the Bank's gross loan portfolio consisted of loans secured by one- to four-family residential real properties primarily located in the Bank's market area.

     The Bank originates both fixed rate and adjustable rate mortgage loans ("ARMs"). The Bank generally offers fixed rate mortgage loans with terms of 15 or 30 years. Adjustable rate loans are originated for terms of up to 30 years. Currently, ARM loans offered by the Bank have six month, one year, or three year adjustment terms that are indexed to the respective constant maturity treasury yields on U.S. securities, with a margin ranging from 3 to 4 percentage points. All of the Bank's ARMs have minimum rates, which are currently between 6% and 7%. The Bank's ARM products with six month adjustment periods are subject to 0.75% adjustment caps per six month period with 5% or 6% lifetime adjustment limits. All other ARM loans are subject to 2% adjustment caps with 6% lifetime adjustment limits. At March 31, 1996, approximately 83% of the Bank's one- to four-family mortgage loans were fixed rate loans and approximately 17% were ARMs.

     Prior to 1994 the Bank's lending policies generally limited the maximum loan-to-value ratio on one- to four-family mortgage loans to 80% of the lesser of the appraised value or the purchase price of the property. As such, the amount of the Bank's one- to four-family mortgage loans having loan-to-value ratios in excess of 80% were negligible prior to 1994. In early 1994, the Bank began to offer one- to four-family mortgage loans at loan to value ratios above 80%, and at March 31, 1996, approximately 5% of the Bank's one- to four-family mortgage loans held loan to value ratios between 80% and 95%. Private mortgage insurance or additional collateral is generally required for mortgage loans with loan to value ratios in excess of 80%, except for loans originated under the Bank's first time home buyer lending program.


     In December 1995, the Bank began offering, on a limited basis, one- to four-family mortgage loans to qualified borrowers with loan-to-value ratios of 100%. The Bank will loan the borrower 80% of the lesser of the appraised value or purchase price of the property as a first mortgage, and up to the additional 20% needed to purchase the property as a second mortgage. The interest charged under the second mortgage loan is a fixed rate, which is currently 12.4%. Private mortgage insurance is not required for this type of mortgage loan. The Board of Directors has authorized the Bank to lend up to $1.0 million of these second mortgage loans, which would allow the Bank to lend up to $5.0 million of mortgages with combined loan-to-value ratios of 100%. At March 31, 1996, the Bank had eight of these loans outstanding, with an aggregate balance of first mortgages of $731,000 and an aggregate balance of second mortgages of $163,000. In addition, a 2% loan loss reserve is established on the second mortgage.


     The retention of ARMs in the portfolio helps reduce Westwood Homestead's exposure to increases in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to the borrower as a result of repricing of ARMs. It is possible that during periods of rising interest rates, the risk of default on ARMs may increase due to the upward adjustment of interest costs to the borrower. Although ARMs allow Westwood Homestead to increase the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate ceiling contained in ARM contracts. Accordingly, there can be no assurance that yields on Westwood Homestead's ARMs will adjust sufficiently to compensate for increases in its cost of funds.

     MULTI-FAMILY AND NON-RESIDENTIAL REAL ESTATE LOANS. The Bank has in the past been active in the origination of loans secured by non-residential real estate and multi-family properties. At March 31, 1996, multi-family and non-residential real estate loans totaled $10.9 million and $8.7 million, respectively, and represented 14.2% and 11.4%, respectively, of the Bank's gross loan portfolio. Some of these loans have been participation interests with other financial institutions on loans to builders of multi-family properties located within the Bank's market area. However, originations of loans secured by multi-family and non-residential real estate represent a relatively insignificant part of current originations, and the Bank does not intend to actively promote such originations in future periods.

     Multi-family and non-residential real estate loans are made in amounts of up to 75% of the appraised value of the property and may be on a fixed or adjustable rate basis with fixed rate loans underwritten for terms of up to 20 years and amortization schedules of up to 30 years. A majority of the loans have adjustable rates of interest. Prior to committing to make a multi-family or non-residential real estate loan, the Bank requires that the prospective borrower provide a cash flow statement indicating sufficient cash flow from the property to service the loan. The Bank reviews any tenant leases and requires that the payments under such leases be assigned to the Bank. The Bank follows strict underwriting guidelines before originating this type of loan, and the Bank does not originate such loans beyond its normal lending territory.

     The Bank's multi-family real estate loans consist primarily of loans secured by apartment buildings which are primarily located in the Bank's market area. Generally, these apartment buildings are small with an average of 12 to 24 units. However, occasionally, the loans are secured by larger developments. The Bank's largest multi-family real estate loan amounted to $2.03 million at March 31, 1996 and was secured by a 72 unit apartment complex. The Bank's second largest multi-family real estate loan amounted to $1.4 million at March 31, 1996 and was secured by a 48 unit apartment building. Both of these loans are located in the Bank's primary lending area and were performing according to their terms at March 31, 1996.

     The Bank's non-residential real estate portfolio consists of loans secured by medical office buildings, office condominiums, retail properties and commercial offices. The Bank's largest non-residential real estate loan is secured by an orthopedic medical office and rehabilitation center located in Blue Ash, Ohio. Such loan had a balance of $803,000 at March 31, 1996. The Bank's second largest non-residential real estate loan amounted to $698,000 at March 31, 1996 and was secured by an executive office building. Both of these loans are located in the Bank's market area and were performing according to their terms at March 31, 1996.

     Multi-family and non-residential real estate lending entails significant
additional risks as compared to one-to four-family residential lending.   Such
loans typically involve large loans to single borrowers or related borrowers, though the average size of the Bank's multi-family and non-residential real estate loans has declined significantly in recent years. The Bank's six largest multi-family and non-residential loans at March 31, 1996 ranged from $720,000 to $2.0 million. At March 31, 1996, the average size of the Bank's multi-family and non-residential real estate loans was $147,000 as compared to the average size of residential real estate loans which was $55,000. Such loans also involve a greater repayment risk as repayment is typically dependent on the successful operation of the project such that the income generated by the project is sufficient to cover operating expenses and debt service, and these risks can be significantly affected by the supply and demand conditions in the market for non-residential property and multi-family residential units. In addition, non-residential real estate is more likely to be subject to some form of environmental contamination. The interest rates charged by the Bank on multi-family and non-residential loans it originates are generally higher than the rates charged on its one-to four-family real estate loans and, therefore, reflect a premium to compensate the Bank for these additional risks. To minimize the additional risks associated with this type of lending, the Bank generally limits itself to loans secured by properties located in the Bank's market area and follows strict underwriting guidelines before originating these types of loans.

     CONSTRUCTION LOANS. Westwood Homestead engages on a limited basis in construction lending involving loans to qualified borrowers generally for construction of one- to four-family or multi-family residential properties. Such loans convert to permanent financing upon completion of construction. These properties are primarily located in the Bank's market area. At March 31, 1996, the Bank's loan portfolio included $1.4 million of loans secured by properties under construction. All construction loans are secured by a first lien on the property under construction. Loan proceeds are disbursed as construction progresses and as inspections warrant. Construction/permanent loans may have either an adjustable or fixed rate and are underwritten in accordance with the same terms and requirements as the Bank's permanent mortgages. Interest that has accrued during the construction phase is due monthly. Monthly principal and interest payments commence when the loan is converted to permanent financing. Borrowers must satisfy all credit requirements which would apply to the Bank's permanent mortgage loan financing for the subject property.


     Construction financing generally is considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate.
Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with collateral having a value which is insufficient to assure full repayment. The Bank has sought to minimize this risk by limiting construction lending to qualified borrowers (I.E., borrowers who satisfy all credit requirements and whose loans satisfy all other underwriting standards which would apply to the Bank's permanent mortgage loan financing for the subject property) in the Bank's market area.


     CONSUMER LOANS. The consumer loans currently originated by the Bank primarily include passbook loans. The Bank makes passbook account loans for terms of up to one year, securing the loan for up to 90% of the balance in the passbook account or certificate of deposit account. The interest rate charged on these loans is normally 1% above the prime rate as reported by THE WALL STREET JOURNAL and the account must be pledged as collateral to secure the loan. At March 31, 1996, the Bank's consumer loans totaled $146,000, or .19%, of the Bank's gross loan portfolio.


     Management intends to apply approximately $1.0 million of the net conversion proceeds to expand consumer lending, including the origination of automobile, home improvement and small unsecured loans. The Bank has recently hired a full time loan originator with considerable experience in the consumer lending area to assume responsibility for the Bank's consumer lending program. Management expects that consumer loans will represent between 1% and 2% of the Bank's loan portfolio within one year to 18 months following the Conversion, when this program is fully implemented.

     Consumer loans tend to be originated at higher interest rates than mortgage loans and for shorter terms. However, consumer loans generally involve more risk than one- to four-family residential real estate loans. Repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation, and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Further, the application of various state and federal laws, including federal and state bankruptcy and insolvency law, may limit the amount which may be recovered. In underwriting consumer loans, the Bank considers the borrower's credit history, an analysis of the borrower's income and ability to repay the loan, and the value of the collateral.

     LOAN SOLICITATION AND PROCESSING. Loan originations are derived from a number of sources, including walk-in customers and referrals, realtors, depositors and previous borrowers. In addition, in the past the Bank has employed the services of a local Cincinnati group known as Diversified Solutions, Inc., which is a minority owned company, to help market the Bank's loan products to low-to-moderate income people in the Bank's market area. It is management's intention to aggressively grow the mortgage loan portfolio using outside commissioned originators. Recently, the Bank has added two loan originators as employees of the Bank. The Bank encounters substantial lending competition, and as such, there can be no assurance that this objective will be achieved.

     Upon receipt of a loan application from a prospective borrower, a credit report and employment and other verifications are ordered to verify specific information relating to the loan applicant's employment, income and credit standing. An appraisal of the real estate intended to secure the proposed loan is undertaken by an appraiser approved by the Bank.


     All loans above $250,000 are required to be presented to the Board of Directors for final approval. One- to four-family and consumer loans below $175,000 and $125,000 may be approved by the President and Vice President of the Bank, respectively. Together, they can approve mortgage loans up to $250,000. Non-residential real estate loans must be approved by the Board of Directors. Loan applicants are promptly notified of the decision of the Bank. Interest rates on approved loans are subject to change if the loan is not funded within 45 days after application, although the Bank will commit to provide the financing for a longer period depending on the circumstances causing the delay. It has been management's experience that substantially all approved loans are funded. Fire and casualty insurance, as well as flood insurance, are required for all loans as appropriate, and a title opinion is required for most loans secured by real estate.



     ORIGINATIONS AND SALES OF LOANS. The Bank's loans are primarily originated by commissioned loan originators and salaried officers of the Bank. The following table sets forth certain information with respect to originations and sales (there were no purchases) of loans during the periods indicated. The Bank does not anticipate being active in purchasing loans from others except perhaps on a case by case basis provided such loans are in conformance with the Bank's underwriting standards. The Bank anticipates increasing volume through use of outside commissioned loan originators.



                                    Three Months Ended
                                          March 31,     Year Ended December 31,
                                    ------------------- -----------------------
                                      1996      1995     1995    1994     1993
                                    --------   -------  ------- ------   ------
                                                 (In thousands)

Loans originated:
  Real estate loans:
    One- to four-family. . . . .     $4,053     $416    $11,026 $10,074  $14,930
    Multi-family residential . .         --       --      1,184   4,845    2,478
    Construction . . . . . . . .        920       --        525   2,352    1,399
    Non-residential. . . . . . .        233       --        818   1,635    2,883
                                     ------     ----    ------- -------  -------
       Total loans originated. .     $5,206     $416    $13,553 $18,906  $21,690
                                     ------     ----    ------- -------  -------
                                     ------     ----    ------- -------  -------
Loans sold . . . . . . . . . . .     $1,227     $ --    $   200 $    --  $    --
                                     ------     ----    ------- -------  -------
                                     ------     ----    ------- -------  -------


     The Bank has recently begun originating fixed rate residential mortgage loans for sale in the secondary market to the Federal Home Loan Mortgage Corporation ("FHLMC"). The first such sale occurred in November 1995. As part of its strategy of selling fixed-rate residential mortgages in the secondary market, the Bank classified a portion of existing fixed rate loans as available for sale. Westwood Homestead does not retain any participation interest in any loans which are sold, but in most cases the Bank retains servicing rights on the loans sold at rates from 1/4 to 3/8 of 1% of the loan amount.


     February 1995 marked a dramatic change in management of the Bank with the employment of Michael P. Brennan as President and Chief Executive Officer. Mr. Brennan formalized the management team with officer positions in lending, deposits and accounting. On March 27, 1995 the Board of Directors affirmed its intention to operate as a traditional thrift and re-emphasize one- to four-family residential lending using local deposits. The Bank is expanding its deposit and lending products to better meet the needs of the community.

     INTEREST RATES AND LOAN FEES. Interest rates charged by the Bank on mortgage loans are primarily determined by competitive loan rates offered in its market area. Mortgage loan rates reflect factors such as general interest rate levels, the supply of money available to the savings industry and the demand for such loans. These factors are in turn affected by general economic conditions, the monetary policies of the Federal government, including the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the general supply of money in the economy, tax policies and governmental budget matters.

     In addition to the interest earned on loans, the Bank receives fees in connection with originations, late payments and fees for miscellaneous services related to its loans. The Bank generally charges an origination fee for its adjustable and fixed-rate nonowner-occupied and owner-occupied mortgage loans. However, due to current market conditions, no origination fee is currently charged for owner-occupied residential mortgage loans.

     ASSET CLASSIFICATION AND ALLOWANCE FOR LOAN LOSSES. Federal regulations require savings associations to review their assets on a regular basis and to classify them as "substandard," "doubtful" or "loss," if warranted. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified loss, the insured institution must either establish specified allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount. Currently, general loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. See "Regulation -- Regulation of the Bank -- Regulatory Capital Requirements." FDIC examiners may disagree with the insured institution's classifications and amounts reserved. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the FDIC. The Board of Directors of the Bank reviews assets, valuation allowances and all classified assets on a quarterly basis and at the end of each quarter prepares an asset classification listing in conformity with the FDIC regulations.

     In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Bank's and the industry's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. The Bank increases its allowance for loan losses by charging provisions for loan losses against the Bank's income. Management anticipates that the Bank's provisions for loan losses will increase in the future as it implements the Board's strategy of continuing existing lines of business while gradually expanding one- to four-family residential non-conforming loans to secondary market guidelines and consumer lending.

     General allowances are made pursuant to management's assessment of risk in the Bank's loan portfolio as a whole. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the security for the loan. The Bank also establishes a 1% to 2% allowance on all loans originated under a special loan program for first time home buyers having a loan to value ratio greater than 95% or that pose greater credit risk. Management also reviews individual loans for which full collectibility may not be reasonably assured and evaluates among other things the net realizable value of the underlying collateral. General allowances are included in calculating the Bank's risk-based capital, while specific allowances are not so included. Management continues to actively monitor the Bank's asset quality and will charge off loans against the allowance for loan losses when appropriate or to provide specific loss reserves when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.

     The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated. For information relating to factors influencing management's judgment in making additions to the allowance for loan losses for the periods below, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Operating Results for the Three Months Ended March 31, 1996 and 1995 -- Provision for Loan Losses", "-- Comparison of Operating Results for the Years Ended December 31, 1995 and 1994 -- Provision for Loan Losses" and " -- Comparison of Operating Results for the Years Ended December 31, 1994 and 1993 -- Provision for Loan Losses."


                                 Three Months Ended
                                        March 31,       Year Ended December 31,
                                 -------------------    -----------------------
                                 1996          1995     1995     1994     1993
                                 ----          ----     ----     ----     ----
Balance at beginning of period . $101,709    $63,833   $63,833 $32,520 $19,423

Loans charged off. . . . . . . .       --         --        --    (167)     --
Recoveries - real estate mortgage -
  residential. . . . . . . . . .       --         --        --     700   1,097
Provision for loan losses. . . .   15,087         --    37,876  30,780  12,000
                                 --------    -------  -------- ------- -------
Balance at end of period . . . . $116,796    $63,833  $101,709 $63,833 $32,520
                                 --------    -------  -------- ------- -------
                                 --------    -------  -------- ------- -------

Ratio of net charge-offs to
 average loans outstanding
 during the period . . . . . . .       --%        --%       --%     --%     --%
                                 --------    -------  -------- ------- -------
                                 --------    -------  -------- ------- -------

     The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category. The Bank increased its allowance for loan losses during 1994 as a result of comments received by regulators following a routine examination of the Bank. The Bank increased its provision during 1995 as a result of (i) changes in general economic conditions (i.e., increases in the level of consumer debt and the rate of delinquencies on such debt) affecting both the Bank and its industry peers in Ohio and nationally and (ii) the Bank's origination of a residential construction loan during this period with greater risk characteristics than those of the rest of its construction loan portfolio, including a loan-to-value ratio in excess of 80%. This loan has at all times performed in accordance with its terms. The Bank further increased its allowance during 1995 to more closely approximate the allowances for loan losses established by members of its peer group located in Ohio, despite the fact that the Bank did not have a history of loan losses. The Bank increased its allowance for loan losses during the first quarter of 1996 primarily due to the initiation of a program which allows for the origination of loans with loan-to-value ratios of 100%. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Operating Results for the Three Months Ended March 31, 1996 and 1995 -- Provision for Loan Losses", "-- Comparison of Operating Results for the Years Ended December 31, 1995 and 1994 -- Provision for Loan Losses" and " -- Comparison of Operating Results for the Years Ended December 31, 1994 and 1993 -- Provision for Loan Losses."




                                                                                       At December 31,
                                                          -------------------------------------------------------------------------
                                    At March 31, 1996               1995                    1994                    1993
                                  ---------------------   ----------------------   ---------------------    -----------------------
                                            Percent of               Percent of              Percent of                Percent of
                                          Loans in Each             Loans in Each          Loans in Each              Loans in Each
                                           Category to               Category to            Category to                Category to
                                   Amount  Total Loans     Amount    Total Loans   Amount   Total Loans     Amount     Total Loans
                                  -------  ------------   --------  -------------  ------- -------------    ------    ------------
One- to four-family . . . . . . . $62,139     72.31%      $ 50,102      73.56%     $26,172    73.07%        $12,025       70.24%
Multi-family and non-residential.  54,657     25.62         51,607      25.62       37,661    24.27          20,495       26.98
Construction. . . . . . . . . . .      --      1.88             --        .69           --     2.49              --        2.59
Consumer  . . . . . . . . . . . .      --       .19             --        .13           --      .17              --         .19
                                 --------    -------      --------     ------      -------   ------         -------      ------
 Total allowance for loan losses $116,796    100.00%      $101,709     100.00%     $63,833   100.00%        $32,520      100.00%
                                 --------    -------      --------     ------      -------   ------         -------      ------
                                 --------    -------      --------     ------      -------   ------         -------      ------

     NON-PERFORMING LOANS AND OTHER PROBLEM ASSETS. Management reviews the Bank's loans on a regular basis. Loans are placed on a non-accrual status when the loan is past due in excess of 90 days and collection of principal and interest is doubtful.

     Real estate acquired by the Bank as a result of foreclosure is classified as real estate owned until such time as it is sold. The Bank generally tries to sell the property at a price no less than its net book value, however, it will consider slight discounts to the appraised value to expedite the return of the funds to an earning status. When such property is acquired, it is recorded at its fair value less estimated costs of sale. Any required write-down of the loan to its appraised fair market value upon foreclosure is charged against the allowance for loan losses. Subsequent to foreclosure, in accordance with generally accepted accounting principles, a valuation allowance is established if the carrying value of the property exceeds its fair value net of related selling expenses.

     The following table sets forth information with respect to the Bank's non-performing assets at the dates indicated. No loans were recorded as restructured loans within the meaning of SFAS No. 15 at the dates indicated. In addition, the Bank had no real estate acquired as a result of foreclosure.


                                      At          At December 31,
                                   March 31,  ----------------------
                                     1996     1995      1994    1993
                                   ---------  ----      ----    ----
                                          (Dollars in thousands)

Loans accounted for on a
 nonaccrual basis:
   Real estate - Residential . . .   $ --       $ --    $ --    $109
   Commercial. . . . . . . . . . .     --         --      --      --
   Consumer. . . . . . . . . . . .     --         --      --      --
                                     ----       ----    ----    ----
      Total. . . . . . . . . . . .   $ --       $ --    $ --    $109
                                     ----       ----    ----    ----
                                     ----       ----    ----    ----
Accruing loans which are
 contractually past due 90 days
 or more:
   Real estate - Residential . . .   $ 14       $ --    $ 24    $ --
   Commercial. . . . . . . . . . .     --         --      --      --
   Consumer. . . . . . . . . . . .     --         --      --      --
                                     ----       ----    ----    ----
      Total. . . . . . . . . . . .   $ 14       $ --    $ 24    $ --
                                     ----       ----    ----    ----
                                     ----       ----    ----    ----

      Total nonperforming loans. .   $ 14       $ --    $ 24    $109
                                     ----       ----    ----    ----
                                     ----       ----    ----    ----

Percentage of total loans. . . . .    .02%        --%    .03%    .17%
                                     ----       ----    ----    ----
                                     ----       ----    ----    ----
Other non-performing assets. . . .   $ --       $ --    $ --    $ --
                                     ----       ----    ----    ----
                                     ----       ----    ----    ----
Loans modified in troubled debt
  restructurings . . . . . . . . .   $ --       $ --    $ --    $ --
                                     ----       ----    ----    ----
                                     ----       ----    ----    ----

     At March 31, 1996, the Bank did not have any loans which are not currently classified as non-accrual, 90 days past due or restructured but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and may result in disclosure as non-accrual, 90 days past due or restructured. Also, the Bank had no impaired loans under SFAS 114/118. As such, the impact of adopting these statements was not significant to the Bank.

INVESTMENT ACTIVITIES

     Westwood Homestead is permitted to make certain investments, including investments in securities issued by various federal agencies and state and municipal governments, deposits at the FHLB of Cincinnati, certificates of deposits in federally insured institutions, certain bankers' acceptances and federal funds. The Bank may also invest, subject to certain limitations, in commercial paper having one of the two highest investment ratings of a nationally recognized credit rating agency, and certain other types of corporate debt securities and mutual funds. Federal regulations require the Bank to maintain an investment in FHLB of Cincinnati stock and a minimum amount of liquid assets which may be invested in cash and specified securities. From time to time, the FDIC adjusts the percentage of liquid assets which savings institutions are required to maintain. For additional information, see "Regulation -- Regulation of the Bank -- Liquidity Requirements."

     The Bank invests in investment securities in order to diversify its assets, manage cash flow, obtain yield and maintain the minimum levels of liquid assets required by regulatory authorities. The investment activities of the Bank consist primarily of investments in mortgage-backed and related securities and other investment securities, consisting primarily of securities issued or guaranteed by the U.S. government or agencies thereof.

     The Board of Directors is responsible for approving the Investment Policy of the Bank and delegates to the Asset Liability Committee the responsibility for investment management of the portfolio. Day to day investment portfolio actively is conducted by the chief financial officer with approval by the chief executive officer. Under recent prior management of the Bank, the Bank's investment policy was to purchase mortgage-backed and related securities as a means of deploying excess liquidity. The Bank also accepted brokered CDs and out of state jumbo CDs and with such funds purchased mortgage-backed securities and collateralized mortgage obligations ("CMOs"). As such deposits were withdrawn, they were replaced with FHLB advances. The current investment strategy of the Bank reflects a shift of prior policy. During calendar year 1995, approximately $20.4 million of "available for sale" mortgage-backed securities that were purchased with funds from brokered CDs were sold, and the Bank does not intend to fund future activities with brokered CDs or out of state jumbo CDs.

     MORTGAGE-RELATED SECURITIES. The Bank invests in mortgage-related securities such as CMOs, primarily as an alternative to mortgage loans or mortgage-backed securities. CMOs are typically issued by a special purpose entity, which may be organized in a variety of legal forms, such as a trust, a corporation or a partnership. The entity aggregates pools of pass-through securities, which are used to collateralize the mortgage-related securities. Once combined, the cash flows can be divided into "tranches" or "classes" of individual securities, thereby creating more predictable average lives for each security than the underlying pass-through pools. Accordingly, under this security structure, all principal paydowns from the various mortgage pools are allocated to a mortgage-related securities' class or classes structured to have priority until it has been paid off. These securities generally are issued as either fixed interest rates or adjustable interest rates.

     Some mortgage-related instruments are like traditional debt instruments due to their stated principal amounts and traditionally defined interest rate terms. Purchasers of certain other mortgage-related securities instruments are entitled to the excess, if any, of the issuer's cash flows. The Bank does not purchase or own any residual interests in mortgage-related securities.

     Prepayments in the Bank's mortgage-related securities portfolio may be affected by declining and rising interest rate environments. In a low and declining interest rate environment, prepayments would be expected to increase. In such an event, the Bank's CMOs purchased at a premium price could result in actual yields to the Bank that are lower than anticipated yields. The Bank's floating rate CMOs would be expected to generate lower yields as a result of the effect of falling interest rates on the indexes for determining payment of interest. Additionally, the increased principal payments received may be subject to reinvestment at lower rates. Conversely, in a period of rising rates, prepayments would be expected to decrease, which would make less principal available for reinvestment at higher rates. In a rising rate environment, floating rate instruments would generate higher yields to the extent that the indexes for determining payment of interest did not exceed the life-time interest rate caps. Such prepayment may subject the Bank's CMOs to yield and price volatility.

     The Bank's CMOs are all monthly adjustable securities indexed primarily to the 11th district cost of funds ("COFI"). This lagging index has a close resemblance to the overall cost of funds of financial institutions and has historically provided attractive yields. Because of its lagging effect, COFI tends to be more attractive during periods of falling interest rates. The remaining securities are indexed to the 10 year treasury ("CMT"), a long term index that tends to be more attractive during periods of a steep yield curve.

     At March 31, 1996, these CMOs had a market value of $12.3 million and amortized cost of $12.6 million representing 12.6% of the Bank's total assets. Although management believes this unrealized loss of $361,000, or 2.9%, to be temporary, par value market prices are not anticipated until a period of falling interest rates.


     MORTGAGE-BACKED SECURITIES. The Bank also invests in traditional mortgage-backed securities. Mortgage-backed securities represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators through intermediaries that pool and repackage the participation interest in the form of securities to investors such as the Bank. Such intermediaries may include quasi-governmental agencies such as FHLMC, FNMA and GNMA which guarantee the payment of principal and interest to investors. Mortgage-backed securities generally increase the quality of the Bank's assets by virtue of the guarantees that back them, are more liquid than individual mortgage loans and may be used to collaterize borrowings or other obligations of the Bank.

     Mortgage-backed securities typically are issued with stated principal amounts and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have similar maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable-rate mortgage loans. Mortgage-backed securities generally are referred to as mortgage participation certificates or pass-through certificates. As a result, the interest rate risk characteristics of the underlying pool of mortgages, I.E., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages.

     The actual maturity of a mortgage-backed security varies, depending on when the mortgagors prepay or repay the underlying mortgages. Prepayments of the underlying mortgages may shorten the life of the investment, thereby adversely affecting its yield to maturity and the related market value of the mortgage-backed security. The yield is based upon the interest income and the amortization of the premium or accretion of the discount related to the mortgage-backed security. Premiums and discounts on mortgage-backed securities are amortized or accreted over the estimated term of the securities using a level yield method. The prepayment assumptions used to determine the amortization period for premiums and discounts can significantly affect the yield of the mortgage-backed security, and these assumptions are reviewed periodically to reflect the actual prepayment. The actual prepayments of the underlying mortgages depend on many factors, including the type of mortgage, the coupon rate, the age of the mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates. The difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates is an important determinant in the rate of prepayments. During periods of falling mortgage interest rates, prepayments generally increase, and, conversely, during periods of rising mortgage interest rates, prepayments generally decrease. If the coupon rate of the underlying mortgage significantly exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages.
Prepayment experience is more difficult to estimate for adjustable-rate mortgage-backed securities.
     The Bank's mortgage-backed securities portfolio consists primarily of seasoned fixed-rate and adjustable-rate mortgage-backed securities insured or guaranteed by FNMA, FHLMC or GNMA. At March 31, 1996, these securities had a market value of $4.1 million and an amortized cost of $4.0, representing 4.2% of the Bank's total assets. See Notes 2 and 3 to the Bank's financial statements contained elsewhere herein.

     The following table sets forth the carrying value of the Bank's investments at the dates indicated.


                                              At            At December 31,
                                           March 31,   ------------------------
                                              1996       1995     1994     1993
                                           ---------     ----     ----     ----
                                                    (Dollars in thousands)
Securities available for sale (1):
   U.S. government and agency securities.   $   988    $   993  $ 1,886  $    --
   Collateralized mortgage obligations. .    12,281     13,110   16,806       --
   Mortgage-backed securities . . . . . .     4,077      4,270   15,754       --
Securities held to maturity (1):
   U.S. government and agency securities.        --         --       --    2,003
   Collateralized mortgage obligations. .        --         --       --   21,734
   Mortgage-backed securities . . . . . .        --         --    4,375   22,866
                                            -------    -------  -------  -------
      Total investment securities . . . .    17,346     18,373   38,821   46,603

Cash and cash equivalents . . . . . . . .     2,491        869      748    2,608
FHLB stock. . . . . . . . . . . . . . . .       905        890      845      799
                                            -------    -------  -------  -------
      Total investments . . . . . . . . .   $20,742    $20,132  $40,414  $50,010
                                            -------    -------  -------  -------
                                            -------    -------  -------  -------

- ----------------

(1) The Bank adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. The adoption of SFAS No. 115 resulted in an after tax decrease to retained income of $204,000, $327,000 and $2.5 million as of March 31, 1996, December 31, 1995 and 1994, respectively. For additional information, see Notes 2 and 3 to the Bank's Financial Statements contained elsewhere herein.

     The following table sets forth the scheduled maturities, carrying values, market values and average yields for the Bank's investment securities at March 31, 1996.



                             One Year or Less  One to Five Years  Five to Ten Years  More than Ten Years Total Investment Portfolio
                             ---------------- ------------------  -----------------  ------------------- --------------------------
                             Carrying Average Carrying   Average  Carrying  Average  Carrying    Average Carrying  Market  Average
                               Value   Yield    Value     Yield    Value     Yield    Value       Yield   Value    Value   Yield
                             -------- ------- --------   -------  --------  -------  --------    ------- --------  -----   ------
                                                                         (Dollars in thousands)
Securities available for sale:
   U.S. government and agency
      securities . . . .        $  --    -- %    $ 988      5.35%     $   --     -- %  $    --       -- %  $   988  $   988   5.35%
   Mortgage-backed securities      --               18     15.45         985   7.67      3,074      7.32     4,077    4,077   7.44
   Collateralized mortgage
      obligations. . . .           --               --                    --            12,281      6.31    12,281   12,281   6.31
                                -----           ------                ------           -------             -------  -------
      Total. . . . . . .        $  --           $1,006                $  985           $15,355             $17,346  $17,346
                                -----           ------                ------           -------             -------  -------
                                -----           ------                ------           -------             -------  -------

DEPOSIT ACTIVITY AND OTHER SOURCES OF FUNDS

     GENERAL. Deposits are the primary source of the Bank's funds for lending and other investment purposes. In addition to deposits, Westwood Homestead derives funds primarily from loan principal repayments, maturing investment securities, and interest payments. Loan repayments and interest payments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions.


     DEPOSITS. Deposits are attracted principally from within the Bank's primary market area through the offering of a variety of deposit instruments, including passbook and statement accounts and certificates of deposit currently ranging in term from 30 days to 5 years. The majority of deposits at the Bank are CDs, which at March 31, 1996 represented 78.5% of total deposits. Westwood Homestead has also received and accepted out of state CDs, which amounted to $7.0 million, or 8.4%, of total deposits at March 31, 1996. In recent years the Bank supplemented retail deposits with brokered deposits, and as the brokered deposits were withdrawn such funds were replaced with FHLB advances. At March 31, 1996, however, most of the FHLB advances have been repaid and nearly all of the brokered deposits have been withdrawn upon maturity. Deposit account terms vary, principally on the basis of the minimum balance required, the time periods the funds must remain on deposit and the interest rate. The Bank also offers individual retirement accounts ("IRAs").



     The Bank's policies are designed primarily to attract deposits from local residents rather than to solicit deposits from areas outside its primary market. The Bank attracts local deposits by offering a wide variety of accounts, extended service hours and competitive interest rates and fees. Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and state and federal regulations.



     In January 1996, the Bank introduced "Hassle Free Checking" and "No Hassle Checking" to attract more deposit accounts. These products do not have a minimum balance requirement, a monthly service charge or a per check charge. Both of these products were designed to meet the needs of the community and, in management's view, have made it easier for potential customers to establish a banking relationship with Westwood Homestead.



     Several years ago, when interest rates were significantly higher than at present, the Bank initiated a 10 year certificate of deposit program. At March 31, 1996, such certificates of deposit represented $17.2 million, or approximately 20.7%, of total deposits, with a 8.64% weighted average rate. In addition, $11.9 million of these certificates of deposit have a weighted average interest rate above 9.0%. Such certificates of deposit are, in large part, responsible for the Bank's high costs of funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." These deposits start to reach maturity beginning in late 1997 and continue to mature through the end of 1999. Certificates of deposit in amounts of $100,000 or more ("Jumbos"), totaled $13.0 million, or 15.7%, of the Bank's total savings portfolio at March 31, 1996. The majority of these Jumbos represent deposits by individuals. This large amount of Jumbos as a percentage of total deposits makes the Bank susceptible to large deposit withdrawals if one or more depositors withdraw deposits from the Bank. Such withdrawals may adversely affect the Bank's liquidity and funds available for lending if the Bank is unable to obtain funds from alternative sources. For additional information concerning maturing certificates of deposit and their effect on liquidity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity."

     Savings deposits in the Bank as of March 31, 1996 were represented by the various types of savings programs described below.




Weighted
 Average    Minimum                                                         Minimum                  Percentage of
  Yield      Term                        Category                           Amount       Balances    Total Savings
- --------    -------                      --------                           -------      --------    -------------
                                                                                        (thousands)
2.00%     None                     Savings accounts                        $    10        $ 3,783         4.56
1.95      None                     NOW accounts                                300          1,444         1.74
- --        None                     NOW accounts, noninterest-bearing           500            193          .23
3.72      None                     Money market deposit accounts             1,000         12,462        15.01

                                   Certificates of Deposit
                                   -----------------------

5.79      12-month                 Fixed-term, fixed-rate                      500         14,153        17.05
6.06      2 year                   Fixed-term, fixed-rate                      500          8,693        10.48
5.33      3 year                   Fixed-term, fixed-rate                      500          2,888         3.48
8.45      5 year and above         Fixed-term, fixed-rate                      500         12,362        14.89
7.13      22 month                 Fixed-term, fixed-rate                      500          2,134         2.57
7.08      33 month                 Fixed-term, fixed-rate                      500          2,797         3.37
5.44      182 days                 Fixed-term, fixed-rate                      500          3,491         4.21
4.68      3-month                  Fixed-term, fixed-rate                      500            762          .92

                                   IRA Accounts
                                   ------------

5.78      1 year                   Fixed-term, fixed-rate                      100          3,022         3.64
6.09      2 year                   Fixed-term, fixed-rate                      100          1,656         2.00
5.90      3 year                   Fixed-term, fixed-rate                      100            225          .27
7.00      4 year                   Fixed-term, fixed-rate                      100              1           --
7.27      5 year                   Fixed-term, fixed-rate                      100          1,621         1.95
9.17      10 year                  Fixed-term, fixed-rate                      100          6,881         8.29
7.04      22-month                 Fixed-term, fixed-rate                      100            617          .74
6.68      33-month                 Fixed-term, fixed-rate                      100          3,819         4.60
                                                                                          -------       ------
                                                                                          $83,004       100.00%
                                                                                          -------       ------
                                                                                          -------       ------



     The following table sets forth, for the periods indicated, the average balances and interest rates based on month-end balances for interest-bearing demand deposits and time deposits.


                                       Three Months Ended March 31,
                                 ------------------------------------------
                                      1996                      1995
                                 -----------------        -----------------
                                 Average   Average        Average   Average
                                 Balance     Rate         Balance     Rate
                                 -------   -------        -------   -------
Savings deposits . . . . . .  $    3,654     1.98%     $    3,568     1.98
NOW accounts . . . . . . . .       1,351     1.93           1,301     1.92%
Money market accounts. . . .      12,488     3.64          13,176     3.66
Noninterest-bearing
  demand deposits. . . . . .         207     --               106     --
Certificates of deposit. . .      64,614     6.64          72,660     6.17
                              ----------               ----------
     Total . . . . . . . . .  $   82,314     5.89      $   90,811     5.57
                              ----------               ----------
                              ----------               ----------


                                                     Year Ended December 31,
                                 ------------------------------------------------------------------
                                      1995                      1994                    1993
                                 -----------------        -----------------       -----------------
                                 Average   Average        Average   Average       Average   Average
                                 Balance     Rate         Balance     Rate        Balance     Rate
                                 -------   -------        -------   -------       -------   -------
Savings deposits . . . . . .  $    3,608     1.98%     $    4,071     2.05%     $    3,950     3.06%
NOW accounts . . . . . . . .       1,349     1.93           1,455     1.99           1,469     2.74
Money market accounts. . . .      12,737     3.65          15,414     3.06          17,608     3.19
Noninterest-bearing
  demand deposits. . . . . .         137      --               56      --               23      --
Certificates of deposit. . .      67,590     6.51          75,417     5.73          73,640     5.84
                              ----------               ----------               ----------
     Total . . . . . . . . .  $   85,421     5.80      $   96,413     5.09      $   96,690     5.20
                              ----------               ----------               ----------
                              ----------               ----------               ----------


     The following table sets forth the change in dollar amount of deposits in the various types of accounts offered by the Bank between the dates indicated.



                                                             Increase                                                Increase
                                                            (Decrease)                                              (Decrease)
                        Balance at                             from             Balance at                             from
                         March 31,          % of           December 31,         December 31,       % of            December 31,
                           1996           Deposits             1995                1995          Deposits              1994
                        -----------       --------         ------------         -----------      --------          ------------
                                                               (Dollars in thousands)
Savings deposits . . . . $    3,783          4.56%          $      163          $    3,620          4.43%          $      (63)
NOW. . . . . . . . . . .      1,637          1.97                 (284)              1,921          2.35                  417
Money market deposit . .     12,462         15.01                 (234)             12,696         15.53                 (818)
Certificates of deposit.     65,122         78.46                1,611              63,511         77.69              (10,314)
                         ----------        ------           ----------          ----------        ------           ----------
     Total . . . . . . . $   83,004        100.00%          $    1,256          $   81,748        100.00%          $  (10,778)
                         ----------        ------           ----------          ----------        ------           ----------
                         ----------        ------           ----------          ----------        ------           ----------

                                                             Increase
                                                            (Decrease)
                         Balance at                            from             Balance at
                        December 31,        % of           December 31,         December 31,        % of
                           1994           Deposits             1993                1993          Deposits
                        -----------       --------         ------------         -----------      --------
                                                       (Dollars in thousands)
Savings deposits . . . . $    3,683          3.98%          $     (520)         $    4,203          4.21%
NOW. . . . . . . . . . .      1,504           1.62                (129)              1,633           1.63
Money market deposit . .     13,514          14.61              (3,760)             17,274          17.29
Certificates of deposit.     73,825          79.79              (2,960)             76,785          76.87
                         ----------        ------           ----------          ----------        ------
     Total . . . . . . . $   92,526        100.00%          $   (7,369)         $   99,895        100.00%
                         ----------        ------           ----------          ----------        ------
                         ----------        ------           ----------          ----------        ------


     The following table sets forth the time deposits in the Bank classified by nominal rates at the dates indicated.


                                   At                     At December 31,
                                March 31,        ----------------------------------
                                  1996           1995           1994           1993
                                ---------        ----           ----           ----
                                                    (In thousands)
 2.00 -  3.99% . . . . .      $       --     $       --     $    3,557     $   13,982
 4.00 -  5.99% . . . . .          31,425         26,913         43,688         36,951
 6.00 -  7.99% . . . . .          20,285         22,250         10,820          7,853
 8.00 -  9.99% . . . . .          13,412         14,348         15,760         17,492
10.00 - 11.99% . . . . .              --             --             --             --
12.00 - 13.99% . . . . .              --             --             --            507
                              ----------     ----------     ----------     ----------
                              $   65,122     $   63,511     $   73,825     $   76,785
                              ----------     ----------     ----------     ----------
                              ----------     ----------     ----------     ----------


     The following table sets forth the amount and maturities of time deposits at March 31, 1996.



                                                             Amount Due
                                --------------------------------------------------------------------
                                Less Than                                       After
Rate                            One Year       1-2 Years      2-3 Years       3 Years         Total
- ----                            --------       ---------      ---------       -------         -----
                                                           (In thousands)
 4.00 -  5.99% . . . . .      $   23,870     $    4,040     $    2,025     $    1,490     $   31,425
 6.00 -  7.99% . . . . .           9,306          4,994            329          5,656         20,285
 8.00 -  9.99% . . . . .             112          7,350          2,450          3,500         13,412
                              ----------     ----------     ----------     ----------     ----------
                              $   33,288     $   16,384     $    4,804     $   10,646     $   65,122
                              ----------     ----------     ----------     ----------     ----------
                              ----------     ----------     ----------     ----------     ----------


     The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of March 31, 1996.



                                             Certificates
     Maturity Period                         of Deposits
     ---------------                         -----------
                                             (In thousands)

     Three months or less. . . . . . . .     $    1,289
     Over three through six months . . .          2,348
     Over six through 12 months. . . . .          1,024
     Over 12 months. . . . . . . . . . .          8,327
                                             ----------
         Total . . . . . . . . . . . . .     $   12,988
                                             ----------
                                             ----------

     The following table sets forth the deposit activities of the Bank for the periods indicated.



                                        Three Months Ended
                                           March 31,                        Year Ended December 31,
                                     -----------------------      ---------------------------------------
                                       1996           1995           1995           1994           1993
                                     --------       --------      ----------      --------       --------
                                                                (In thousands)
Deposits . . . . . . . . . . .     $    9,384     $    9,538     $   33,019     $   35,045     $   50,448
Withdrawals. . . . . . . . . .          9,336         13,695         48,764         47,309         44,334
                                   ----------     ----------     ----------     ----------     ----------
Net increase (decrease) before
  interest credited. . . . . .             48         (4,157)       (15,745)       (12,264)         6,114
Interest credited. . . . . . .          1,208          1,245          4,967          4,895          5,010
                                   ----------     ----------     ----------     ----------     ----------
      Net increase (decrease)
        in deposits. . . . . .     $    1,256     $   (2,912)    $  (10,778)    $   (7,369)    $   11,124
                                   ----------     ----------     ----------     ----------     ----------
                                   ----------     ----------     ----------     ----------     ----------


     The large decrease in deposits during 1995 and 1994 was due to withdrawals of large out of state certificates of deposit. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     BORROWINGS. Savings deposits historically have been the primary source of funds for the Bank's lending and investment activities and for its general business activities. The Bank is authorized, however, to use advances from the FHLB of Cincinnati to supplement its supply of lendable funds, to meet deposit withdrawal requirements, or to be used in connection with the FHLB's affordable housing program. Westwood Homestead has a $10 million line of credit with the FHLB of Cincinnati. Advances from the FHLB are secured by the Bank's one-to-four-family mortgage loans. In addition, the Bank has agreements to purchase federal funds from correspondent banks totaling $7.0 million, as needed. In recent years, the Bank supplemented retail deposits with brokered deposits and as the brokered deposits were withdrawn upon maturity such funds were replaced with FHLB advances. At March 31, 1996, however, only $136,000 of FHLB advances remained outstanding, down from $139,000 at December 31, 1995 and $5.3 million at December 31, 1994.


     The FHLB of Cincinnati functions as a central reserve bank providing credit for savings institutions and certain other member financial institutions. As a member, Westwood Homestead is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. See "Regulation -- Regulation of the Bank -- Federal Home Loan Bank System."

     The following table sets forth certain information regarding the Bank's federal funds purchased and FHLB advances at the dates and for the periods indicated.

                                                         At March 31,                        At December 31,
                                                    ---------------------         ------------------------------------
                                                     1996           1995           1995           1994           1993
                                                    ------         ------         ------         ------         ------
                                                                   (Dollars in thousands)
Amounts outstanding at end of period:
   Federal funds purchased . . . . . . . . .       $    --       $  3,600        $    --        $ 2,200        $    --
   FHLB advances . . . . . . . . . . . . . .           136          6,246            139          5,349             --
Weighted average rate paid on:
   Federal funds purchased . . . . . . . . .            --%          6.22%            --           5.14%            --
   FHLB advances . . . . . . . . . . . . . .          8.17%          6.29%          8.17%          6.66%            --


                                                      Three Months Ended
                                                           March 31,                    Year Ended December 31,
                                                    ---------------------         ------------------------------------
                                                     1996           1995           1995           1994           1993
                                                    ------         ------         ------         ------         ------
                                                                      (In thousands)
Maximum amount of borrowings outstanding
   at any month end:
   Federal funds purchased . . . . . . . . .        $   --       $  3,600       $  3,600       $ 2,800          $    --
   FHLB advances . . . . . . . . . . . . . .           138          6,900          7,700         5,350               --

                                                      Three Months Ended
                                                           March 31,                    Year Ended December 31,
                                                    ---------------------         ------------------------------------
                                                     1996           1995           1995           1994           1993
                                                    ------         ------         ------         ------         ------
                                                                   (Dollars in thousands)
Approximate average short-term borrowings
   outstanding with respect to:
   Federal funds purchased . . . . . . . . .        $   --       $  2,800       $  1,600      $  1,900          $   --
   FHLB advances . . . . . . . . . . . . . .           137          6,200          3,600         3,700              --
Approximate weighted average rate paid on: (1)
   Federal funds purchased . . . . . . . . .            --%          5.95%          6.20%         4.95%             --
   FHLB advances . . . . . . . . . . . . . .          8.17%          6.32%          6.15%         4.85%             --


- ------------------------------
(1)  Based on rates and amounts during periods borrowings were outstanding.

COMPETITION

     The Bank experiences competition both in attracting and retaining savings deposits and in the making of mortgage and other loans. Direct competition for savings deposits and loans in Hamilton County and the other counties in the Bank's market area comes from other savings institutions, credit unions, commercial banks, money market mutual funds, brokerage firms and insurance companies. As of June 30, 1994 there were 85 thrift branches and 259 branches
of commercial banks within Hamilton County.   The Bank's primary competitors
have resources substantially greater than that of the Bank and can offer a wide variety of deposit and loan products. The primary factors in competing for loans are interest rates and loan origination fees and the range of services offered by various financial institutions. For a discussion of the insurance premium disparity that currently exists and which adversely affects the Bank's competitive position as compared to commercial banks, see "Risk Factors -- Disparity Between SAIF and BIF Insurance Premiums; SAIF Special Assessment."

     Additionally, the Bank may face increased competition due to recent changes to federal interstate banking law. See "Regulation -- Interstate Banking.

OFFICES


     The following table sets forth the location and certain additional information regarding the Bank's offices at March 31, 1996.




                                                               Book Value at                        Deposits at
                            Year                 Owned or        March 31,      Approximate          March 31,
                           Opened                 Leased           1996       Square Footage           1996
                           ------                 ------       -------------  --------------         -----------
3002 Harrison Avenue        1922                   Owned          $489,000         4,000            $83.0 million
Cincinnati, Ohio

1101 St. Gregory Street     1996                   Leased           N/A             285                  --
Cincinnati, Ohio



EMPLOYEES


     As of March 31, 1996, Westwood Homestead had 15 full-time employees and 2 part-time employees, none of whom was represented by a collective bargaining agreement. Westwood Homestead believes that it enjoys good relations with its personnel.


LEGAL PROCEEDINGS

     Although Westwood Homestead, from time to time, is involved in various legal proceedings in the normal course of business, there are no material legal proceedings to which Westwood Homestead is a party or to which any of its property is subject.


                                   REGULATION

     GENERAL. As an Ohio-chartered mutual savings bank, Westwood Homestead is subject to extensive regulation by the Superintendent. In addition, as a state-chartered insured bank that is not a member of the Federal Reserve System, Westwood Homestead is subject to regulation by the FDIC. These regulations are intended primarily for the protection of depositors. Upon the consummation of the Conversion, Westwood Homestead will continue to be regulated by the Superintendent and the FDIC, but as an Ohio-chartered stock savings bank.

     The following discussion of statutes and regulations affecting Ohio-chartered savings banks and bank holding companies does not purport to be complete. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. The operations of the Company and the Bank may be affected by legislative changes and by the policies of various regulatory authorities. The Company and the Bank are unable to predict the nature or the extent of the effects on their business and earnings that fiscal or monetary policies or new federal or state legislation or regulation may have in the future.

     REGULATION OF THE COMPANY. The Company is a bank holding company subject to regulation by the Federal Reserve Board under the Bank Holding Company Act (the "BHCA"). As a result, the activities of the Company are subject to certain limitations, which are described below. In addition, as a bank holding company, the Company is required to file annual and quarterly reports with the Federal Reserve Board and to furnish such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Company is also subject to regular examination by the Federal Reserve Board.

     With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking. The activities of the Company are subject to these legal and regulatory limitations under the BHCA and the related Federal Reserve Board regulations. Notwithstanding the Federal Reserve Board's prior approval of specific nonbanking activities, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

     Under the BHCA, a bank holding company must obtain the prior approval of the Federal Reserve Board before (1) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Satisfactory financial condition, particularly with regard to capital adequacy, and satisfactory Community Reinvestment Act ("CRA") ratings generally are prerequisites to obtaining federal regulatory approval to make acquisitions.

     The BHCA prohibits the Federal Reserve Board from approving an application by a bank holding company to acquire voting shares of a bank located outside the state in which the operations of the holding company's bank subsidiaries are principally conducted, unless such an acquisition is specifically authorized by state law. See " -- Interstate Banking." The BHCA does not place territorial restrictions on the activities of non-bank subsidiaries of bank holding companies.

     Under the BHCA, any company must obtain approval of the Federal Reserve Board prior to acquiring control of the Company or the Bank. For purposes of the BHCA, "control" is defined as ownership of more than 25% of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the Company or the Bank. In addition, the Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person or persons acting in concert (except for companies required to make application under the BHCA), to file a written notice with the Federal Reserve Board before such person or persons may acquire control of the Company or the Bank. The Change in Bank Control Act defines "control" as the power, directly or indirectly, to vote 25% or more of any voting securities or to direct the management or policies of a bank holding company or an insured bank.

     The Federal Reserve Board has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See "-- Capital Requirements."

     HOLDING COMPANY DIVIDENDS AND STOCK REPURCHASES. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations adopted by the Federal Reserve Board pursuant to FDICIA, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as
"undercapitalized."   See "-- Prompt Corrective Regulatory Action."

     As a bank holding company, the Company is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are "well-capitalized," received one of the two highest examination ratings at their last examination and are not the subject of any unresolved supervisory issues.

     BANK REGULATION. As a state-chartered savings bank which is not a member of the Federal Reserve System (a "state non-member bank"), the Bank is subject to the primary federal supervision of the FDIC under the Federal Deposit Insurance Act (the "FDIA"). The Bank also is subject to comprehensive regulation and supervision by the Superintendent. The prior approval of the FDIC and of the Superintendent is required for the Bank to establish or relocate a branch office or to engage in any merger, consolidation or significant purchase of assets. In addition, the Bank is subject to numerous federal and state laws and regulations that set forth specific restrictions and procedural requirements with respect to the establishment of branches, investments, interest rates on loans, credit practices, the disclosure of credit terms and discrimination in credit transactions.

     The FDIC and the Superintendent regularly examine the operations and condition of the Bank, including but not limited to capital adequacy, reserves, loans, investments and management practices. These examinations are for the protection of the Bank's depositors and the SAIF and not its stockholders. In addition, the Bank is required to furnish quarterly and annual reports to the FDIC as well as annual reports to the Superintendent. The FDIC's enforcement authority includes the power to remove officers and directors and the authority to issue orders to prevent a bank from engaging in unsafe or unsound practices or violating laws or regulations governing its business. Any Ohio savings bank that does not operate in accordance with the regulations, policies and directives of the Superintendent may be subject to sanctions for non-compliance.

     The CRA requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve Board and the FDIC evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered by the Federal Reserve Board and the FDIC in evaluating mergers, acquisitions and applications to open a branch or facility.

     In February 1995, the Bank received from the FDIC a "Needs to Improve" rating under the Community Reinvestment Act ("CRA"). In response, the President of the Bank recommended and the Board of Directors approved a number of steps to improve the Bank's performance in the community development area. Among other steps, several special mortgage loan programs and a specially targeted marketing program have been implemented in an effort to expand the Bank's lending to low- and moderate-income borrowers. Management and the Board have continued to consult with community groups in order to increase the Bank's responsiveness to the needs of its community. The Bank has renewed its emphasis on single-family residential lending and has hired two outside loan originators for this purpose. In March 1996, the Bank filed with the FDIC a CRA Strategic Plan which covers a two year period beginning May 1, 1996. The plan establishes measurable goals by which the Bank may improve its CRA rating to "satisfactory" or "outstanding."
In June 1996, the Bank received a "satisfactory" CRA rating from the FDIC as a result of its examination through April 1996.

     CAPITAL REQUIREMENTS. The Federal Reserve Board and the FDIC have established guidelines with respect to the maintenance of appropriate levels of capital by bank holding companies with consolidated assets of $150 million or more and state non-member banks, respectively. For bank holding companies with less than $150 million in consolidated assets, the Federal Reserve Board applies the guidelines on a bank-only basis unless the bank holding company has publicly held debt securities or is engaged in non-bank activities involving significant leverage. The regulations impose two sets of capital adequacy requirements: minimum leverage rules, which require bank holding companies and state non-member banks to maintain a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to "risk-weighted" assets.

The regulations of the FDIC and the Federal Reserve Board require bank holding companies and state non-member banks, respectively, to maintain a minimum leverage ratio of "Tier 1 capital" to total assets of 3.0%. Tier 1 capital is the sum of common stockholders' equity, certain perpetual preferred stock (which must be noncumulative with respect to banks), including any related surplus, and minority interests in consolidated subsidiaries; minus all intangible assets (other than certain purchased mortgage servicing rights and purchased credit card receivables), identified losses and investments in certain subsidiaries.
As a SAIF-insured, state-chartered bank, the Bank must also deduct from Tier 1 capital an amount equal to its investments in, and extensions of credit to, subsidiaries engaged in activities that are not permissible for national banks, other than debt and equity investments in subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities or in subsidiary depository institutions or their holding companies. Although setting a minimum 3.0% leverage ratio, the capital regulations state that only the strongest bank holding companies and banks, with composite examination ratings of 1 under the rating system used by the federal bank regulators, would be permitted to operate at or near such minimum level of capital. All other bank holding companies and banks are expected to maintain a leverage ratio of at least 1% to 2% above the minimum ratio, depending on the assessment of an individual organization's capital adequacy by its primary regulator. Any bank or bank holding companies experiencing or anticipating significant growth would be expected to maintain capital well above the minimum levels. In addition, the Federal Reserve Board has indicated that whenever appropriate, and in particular when a bank holding company is undertaking expansion, seeking to engage in new activities or otherwise facing unusual or abnormal risks, it will consider, on a case-by-case basis, the level of an organization's ratio of tangible Tier 1 capital to total assets in making an overall assessment of capital.

     In addition to the leverage ratio, the regulations of the Federal Reserve Board and the FDIC require bank holding companies and state-chartered nonmember banks to maintain a minimum ratio of qualifying total capital to risk-weighted assets of at least 8.0% of which at least four percentage points must be Tier 1 capital. Qualifying total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and preferred stock with a maturity of 20 years or more and certain other capital instruments. The includable amount of Tier 2 capital cannot exceed the institution's Tier 1 capital. Qualifying total capital is further reduced by the amount of the bank's investments in banking and finance subsidiaries that are not consolidated for regulatory capital purposes, reciprocal cross-holdings of capital securities issued by other banks and certain other deductions. The risk-based capital regulations assign balance sheet assets and the credit equivalent amounts of certain off-balance sheet items to one of four broad risk weight categories. The aggregate dollar amount of each category is multiplied by the risk weight assigned to that category based principally on the degree of credit risk associated with the obligor. The sum of these weighted values equals the bank holding company or the bank's risk-weighted assets.

     The federal bank regulators, including the Federal Reserve Board and the FDIC, have proposed to revise their risk-based capital requirements to ensure that such requirements provide for explicit consideration of interest rate risk. Under the proposed rule, a bank's interest rate risk exposure would be quantified using either the measurement system set forth in the proposal or the bank's internal model for measuring such exposure, if such model is determined to be adequate by the bank's examiner. If the dollar amount of a bank's interest rate risk exposure, as measured under either measurement system, exceeds 1% of the bank's total assets, the bank would be required under the proposed rule to hold additional capital equal to the dollar amount of the excess. Management of the Bank has not determined what effect, if any, the FDIC's proposed interest rate risk component would have on the Bank's capital if adopted as proposed. The FDIC has adopted a regulation that provides that the FDIC may take into account whether a bank has significant risks from concentrations of credit or nontraditional activities in determining the adequacy of its capital. The Bank has not been advised that it will be required to maintain any additional capital under this regulation. The proposed interest rate risk component would not apply to bank holding companies on a consolidated basis.

     The table below provides information with respect to the Bank's compliance with its regulatory capital requirements at March 31, 1996.


                                                              Percent of
                                          Amount              Assets(1)
                                          ------              ----------
                                            (Dollars in thousands)

     Tangible capital. . . . . . .      $   14,621               15.05
     Tangible capital requirement.           1,468                1.50
                                        ----------          ----------
       Excess. . . . . . . . . . .      $   13,153              13.55%
                                        ----------          ----------
                                        ----------          ----------

     Tier 1/Core capital(2). . . .      $   14,621              15.05%
     Tier 1/Core capital requirement         2,937               3.00
                                        ----------          ----------
       Excess. . . . . . . . . . .      $   11,684              12.05%
                                        ----------          ----------
                                        ----------          ----------

     Risk-based capital. . . . . .      $   14,738              29.47%
     Risk-based capital requirement          4,001               8.00
                                        ----------          ----------
       Excess. . . . . . . . . . .      $   10,737              21.47%
                                        ----------          ----------
                                        ----------          ----------

- --------------------

(1) Based on average adjusted total assets for purposes of the tangible capital and core capital requirements and risk-weighted assets for purpose of the risk-based capital requirement.

(2) Reflects the capital requirement which the Bank must satisfy to avoid regulatory restrictions that may be imposed pursuant to prompt corrective action regulations. The core requirement applicable to the Bank may increase if the FDIC amends its capital regulations, as it has proposed, in response to the more stringent leverage ratio adopted by the Office of the Comptroller of the Currency for national banks.

     PROMPT CORRECTIVE REGULATORY ACTION. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy the minimum levels for any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A "significantly undercapitalized" institution, as well as any undercapitalized institution that did not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution could also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt. In their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective action provisions. If an institution's ratio of tangible capital to total assets falls below a "critical capital level," the institution will be subject to conservatorship or receivership within 90 days unless periodic determinations are made that forbearance from such action would better protect the deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal bank regulatory agencies, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

     Effective December 19, 1992, the federal banking regulators, including the FDIC, adopted regulations implementing the prompt corrective action provisions of FDICIA. Under these regulations, the federal banking regulators will generally measure a depository institution's capital adequacy on the basis of the institution's total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its core capital to adjusted total assets). Under the regulations, a savings association that is not subject to an order or written directive to meet or maintain a specific capital level will be deemed "well capitalized" if it also has: (i) a total risk-based capital ratio of 10% or greater; (ii) a Tier 1 risk-based capital ratio of 6.0% or greater; and (iii) a leverage ratio of 5.0% or greater. An "adequately capitalized" savings association is a savings association that does not meet the definition of well capitalized and has: (i) a total risk-based capital ratio of 8.0% or greater; (ii) a Tier 1 capital risk-based ratio of 4.0% or greater; and (iii) a leverage ratio of 4.0% or greater (or 3.0% or greater if the savings association has a composite 1 CAMEL rating). An "undercapitalized institution" is a savings association that has (i) a total risk-based capital ratio less than 8.0%; or (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0% (or 3.0% if the association has a composite 1 CAMEL rating). A "significantly undercapitalized" institution is defined as a savings association that has: (i) a total risk-based capital ratio of less than 6.0%; or (ii) a Tier 1 risk-based capital ratio of less than 3.0%; or (iii) a leverage ratio of less than 3.0%. A "critically undercapitalized" savings association is defined as a savings association that has a ratio of "tangible equity" to total assets of less than 2.0%. Tangible equity is defined as core capital plus cumulative perpetual preferred stock (and related surplus) less all intangibles other than qualifying supervisory goodwill and certain purchased mortgage servicing rights. The FDIC may reclassify a well capitalized savings association as adequately capitalized and may require an adequately capitalized or undercapitalized association to comply with the supervisory actions applicable to associations in the next lower capital category (but may not reclassify a significantly undercapitalized institution as critically under-capitalized) if the FDIC determines, after notice and an opportunity for a hearing, that the savings association is in an unsafe or unsound condition or that the association has received and not corrected a less-than-satisfactory rating for any CAMEL rating category. Westwood Homestead is classified as "well capitalized" under the regulations.

     The table below presents Westwood Homestead's capital position at March 31, 1996 relative to the various capital levels required for designation as an "adequately capitalized" institution under the prompt corrective action regulations.

                                                             Percent of
                                          Amount              Assets(1)
                                          ------             ----------
                                              (Dollars in thousands)

     Tangible capital. . . . . . .      $   14,621              15.05%
     Tangible capital requirement.           1,468               1.50
       Excess (deficit). . . . . .      $   13,153              13.55%

     Tier 1/Core capital(2). . . .      $   14,621              15.05%
     Tier 1/Core capital requirement         2,937               3.00
       Excess (deficit). . . . . .      $   11,684              12.05%

     Risk-based capital. . . . . .      $   14,738              29.47%
     Risk-based capital requirement          4,001               8.00
       Excess (Deficit). . . . . .      $   10,737              21.47%

- --------------------

(1) Based on average adjusted total assets for purposes of the tangible capital and core capital requirements and risk-weighted assets for purpose of the risk-based capital requirement.

(2) Reflects the capital requirement which the Bank must satisfy to avoid regulatory restrictions that may be imposed pursuant to prompt corrective action regulations. The core requirement applicable to the Bank may increase if the FDIC amends its capital regulations, as it has proposed, in response to the more stringent leverage ratio adopted by the Office of the Comptroller of the Currency for national banks.

     DIVIDEND LIMITATIONS. The Bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of the Conversion to stock form.

     Earnings of the Bank appropriated to bad debt reserves and deducted for Federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. The Bank intends to make full use of this favorable tax treatment and does not contemplate use of any earnings in a manner which would limit the Bank's bad debt deduction or create federal tax liabilities.

     Under FDIC regulations, the Bank is prohibited from making any capital distributions if after making the distribution, the Bank would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%.

     The Company is subject to limitations on dividends imposed by the Federal Reserve Board. See "-- Holding Company Dividends and Stock Repurchases."

     SAFETY AND SOUNDNESS GUIDELINES. Under FDICIA, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994 (the "CDRI Act"), each Federal banking agency is required to establish safety and soundness standards for institutions under its authority. On July 10, 1995, the Federal banking agencies released Interagency Guidelines Establishing Standards for Safety and Soundness and published a final rule establishing deadlines for submission and review of safety and soundness compliance plans. The final rule and the guidelines went into effect on August 9, 1995. The guidelines require savings institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate risk exposure, and asset growth. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. If the agency determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the agency within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions. Management believes that Westwood Homestead has met substantially all the standards adopted in the interagency guidelines.

     Additionally under FDICIA, as amended by the CDRI Act, the Federal banking agencies are required to establish standards relating to the asset quality and earnings that the agencies determine to be appropriate. On July 10, 1995, the Federal banking agencies, including the FDIC, issued proposed guidelines relating to asset quality and earnings. Under the proposed guidelines a savings institution should maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves. Management believes that the asset quality and earnings standards do not have a material effect on the operations of Westwood Homestead.

     DEPOSIT INSURANCE. Westwood Homestead is required to pay assessments based on a percent of their insured deposits to the FDIC for insurance of their deposits by the SAIF. Under the FDIA, the FDIC is required to set semi-annual assessments for SAIF-insured institutions at a rate determined by the FDIC to be necessary to increase the designated reserve ratio of the SAIF to 1.25% of estimated insured deposits or to a higher percentage of insured deposits that the FDIC determines to be justified for that year by circumstances raising a significant risk of substantial future losses to the SAIF. Unless the SAIF achieves the designated reserve ratio, the assessment rate for SAIF-insured institutions may not be less than 0.23% of insured deposits until after December 31, 1997.

     The assessment rate for an insured depository institution is determined by the assessment risk classification assigned to the institution by the FDIC based on the institution's capital level and supervisory evaluations. Based on the data reported to regulators for date closest to the last day of the seventh month preceding the semi-annual assessment period, institutions are assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- using the same percentage criteria as in the prompt corrective action regulations. See "-- Prompt Corrective Regulatory Action." Within each capital group, institutions are assigned to one of three subgroups on the basis of supervisory evaluations by the institution's primary supervisory authority and such other information as the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund. Subgroup A consists of financially sound institutions with only a few minor weaknesses. Subgroup B consists of institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk of loss to the deposit insurance fund. Subgroup C consists of institutions that pose a substantial probability of loss to the deposit insurance fund unless effective corrective action is taken. The assessment rate currently ranges from 0.23% of deposits for well capitalized institutions in Subgroup A to 0.31% of deposits for undercapitalized institutions in Subgroup C.

     The FDIC has recently amended the Bank Insurance Fund ("BIF") risk-based assessment schedule to eliminate the deposit insurance premiums for most commercial banks and other depository institutions with deposits insured by the BIF. The FDIC has indicated it anticipates that the assessment rate for SAIF-insured institutions in even the lowest risk-based premium category will not fall below the current 0.23% of insured deposits before the year 2002 absent a recapitalization. The FDIC action has resulted in a substantial disparity between the deposit insurance premiums paid by BIF and SAIF members and could place SAIF-insured savings associations at a significant competitive disadvantage to BIF-insured institutions. Legislation currently being considered by Congress would require savings associations with deposits insured by the SAIF to pay a one-time special assessment in order to increase the reserve level of the SAIF to the statutorily required 1.25% of insured deposits. See "Risk Factors -- Disparity Between SAIF and BIF Insurance Premiums; SAIF Special Assessment."

     SAIF members are generally prohibited from converting to the status of BIF members or merging with or transferring assets to a BIF member before the date on which the SAIF first meets or exceeds the designated reserve rates. The FDIC, however, may approve such a transaction in the case of a SAIF member in default or if the transaction involves an insubstantial portion of the deposits of each participant. In addition, mergers, transfers of assets and assumptions of liabilities may be approved by the appropriate bank regulator so long as deposit insurance premiums continue to be paid to the SAIF for deposits attributable to the SAIF members plus an adjustment for the annual rate of growth of deposits in the surviving bank without regard to subsequent acquisitions. Each depository institution participating in a SAIF to BIF conversion transaction is required to pay an exit fee to the SAIF and an entrance fee to the BIF. A savings association may adopt a commercial bank or savings bank charter if the resulting bank remains a SAIF member.

     The FDIC has adopted a regulation which provides that any insured depository institution with a ratio of Tier 1 capital to total assets of less than 2% will be deemed to be operating in an unsafe or unsound condition, which would constitute grounds for the initiation of termination of deposit insurance proceedings. The FDIC, however, would not initiate termination of insurance proceedings if the depository institution has entered into and is in compliance with a written agreement with its primary regulator, and the FDIC is a party to the agreement, to increase its Tier 1 capital to such level as the FDIC deems appropriate. Tier 1 capital is defined as the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets other than mortgage servicing rights and qualifying supervisory goodwill eligible for inclusion in core capital under FDIC regulations and minus identified losses and investments in certain securities subsidiaries. Insured depository institutions with Tier 1 capital equal to or greater than 2% of total assets may also be deemed to be operating in an unsafe or unsound condition notwithstanding such capital level. The regulation further provides that in considering applications that must be submitted to it by savings institutions, the FDIC will take into account whether the savings institution is meeting with the Tier 1 capital requirement for state non-member banks of 4% of total assets for all but the most highly rated state non-member banks.

     LIQUIDITY REQUIREMENTS. FDIC policy requires that savings banks maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances and specified United States government, state, or federal agency obligations) in an amount which it deems adequate to protect safety and soundness of the savings bank. The FDIC currently has no specific level which it requires. Management calculated, under the FDIC's calculation method, Westwood Homestead's liquidity ratio as 24.9% of total assets at March 31, 1996, which management believes is adequate.



     LIMITS ON LOANS TO ONE BORROWER. Westwood Homestead generally is prohibited by both FDIC regulations and Ohio law from making loans or otherwise extending credit to any one borrower, including related entities, in an amount exceeding the greater of $500,000 or 15% of Westwood Homestead's unimpaired capital and surplus plus, as to loans and extensions of credit fully secured by readily marketable collateral, an additional 10% of unimpaired capital and surplus. At March 31, 1996, the maximum amount Westwood Homestead could lend to one borrower was approximately $2.16 million, and Westwood Homestead's largest amount lent to one borrower was $2.03 million. Management does not expect the loans to one borrower limitations to have a material adverse effect on the Bank's lending activities.



     FEDERAL HOME LOAN BANK SYSTEM. Westwood Homestead is a member of the FHLB System, which consists of 12 district FHLBs subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The FHLBs provide a central credit facility primarily for member institutions. As a member of the FHLB of Cincinnati, Westwood Homestead is required to acquire and hold shares of capital stock in the FHLB of Cincinnati in an amount at least equal to 1% of the aggregate unpaid principal of its home mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 1/20 of their advances (borrowings) from the FHLB of Cincinnati, whichever is greater. Westwood Homestead was in compliance with this requirement with investment in FHLB of Cincinnati stock at March 31, 1996, of $905,000. The FHLB of Cincinnati serves as a reserve or central bank for its member institutions within its assigned district. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It offers advances to members in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB of Cincinnati. At March 31, 1996, Westwood Homestead had $136,000 in FHLB advances outstanding.



     FEDERAL RESERVE SYSTEM. Pursuant to regulations of the Federal Reserve Board, Westwood Homestead must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $4.3 million of transaction accounts, reserves equal to 3% must be maintained on the next $52.0 million of transaction accounts, plus 10% on the remainder. This percentage is subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a noninterest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institutions interest-earning assets. As of March 31, 1996, Westwood Homestead met its reserve requirements.


     TRANSACTIONS WITH AFFILIATES. Transactions between savings institutions and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings institution is any company or entity which controls, is controlled by or is under common control with the savings institution. In a holding company context, the parent holding company of a savings institution and any companies which are controlled by such parent holding company are affiliates of the savings institution. Generally, Sections 23A and 23B (i) limit the extent to which the savings institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. In addition to the restrictions imposed by Sections 23A and 23B, no savings institution may (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, or
(ii) purchase or invest in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings institution.

     Savings institutions are also subject to the restrictions contained in
Section 22(h) of the Federal Reserve Act on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to an executive officer and to a greater than 10% stockholder of a savings institution, and certain affiliated entities of either, may not exceed, together with all other outstanding loans to such person and affiliated entities the institution's loan to one borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus and an additional 10% of such capital and surplus for loans fully secured by certain readily marketable collateral). Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and greater than 10% stockholders of a savings institution, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the institution with any "interested" director not participating in the voting. The Federal Reserve Board has prescribed the loan amount (which includes all other outstanding loans to such person), as to which such prior board of director approval if required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Further, the Federal Reserve Board pursuant to Section 22(h) requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons.

     Savings institutions are also subject to the requirements and restrictions of Section 22(g) of the Federal Reserve Act on loans to executive officers and the restrictions of Section 106(b) of the Bank Holding Company Act Amendments of 1970 on certain tying arrangements and extensions of credit by correspondent banks. Section 22(g) of the Federal Reserve Act requires that loans to executive officers of depository institutions not be made on terms more favorable than those afforded to other borrowers, requires approval for such extensions of credit by the board of directors of the institution, and imposes reporting requirements for and additional restrictions on the type, amount and terms of credits to such officers. Section 106(b) prohibits (i) a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain exceptions, and (ii) extensions of credit to executive officers, directors, and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

     RESTRICTIONS ON CERTAIN ACTIVITIES. Under FDICIA, state-chartered banks with deposits insured by the FDIC are generally prohibited from acquiring or retaining any equity investment of a type or in an amount that is not permissible for a national bank. The foregoing limitation, however, does not prohibit FDIC-insured state banks from acquiring or retaining an equity investment in a subsidiary in which the bank is a majority owner. State-chartered banks are also prohibited from engaging as principal in any type of activity that is not permissible for a national bank and subsidiaries of state-chartered, FDIC-insured state banks may not engage as principal in any type of activity that is not permissible for a subsidiary of a national bank unless in either case the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund and the bank is, and continues to be, in compliance with applicable capital standards.

     The FDIC has adopted regulations to clarify the foregoing restrictions on activities of FDIC-insured state-chartered banks and their subsidiaries. Under the regulations, the term activity refers to the authorized conduct of business by an insured state bank and includes acquiring or retaining any investment other than an equity investment. A bank or subsidiary is considered acting as principal when conducted other than as an agent for a customer, as trustee, or in a brokerage, custodial, advisory or administrative capacity. An activity permissible for a national bank includes any activity expressly authorized for national banks by statute or recognized as permissible in regulations, official circulars or bulletins or in any order or written interpretation issued by the Office of the Comptroller of the Currency ("OCC"). In its regulations, the FDIC indicates that it will not permit state banks to directly engage in commercial ventures or directly or indirectly engage in any insurance underwriting activity other than to the extent such activities are permissible for a national bank or a national bank subsidiary or except for certain other limited forms of insurance underwriting permitted under the regulations. Under the regulations, the FDIC permits state banks that meet applicable minimum capital requirements to engage as principal in certain activities that are not permissible to national banks including guaranteeing obligations of others, activities which the Federal Reserve Board has found by regulation or order to be closely related to banking and certain securities activities conducted through subsidiaries.

     INTERSTATE BANKING. The BHCA prohibits the acquisition by a bank holding company of any voting shares of, any interest in, or all or substantially all of the assets of, a bank located outside of the state in which the operations of the bank holding company's banking subsidiaries are principally conducted, unless such an acquisition is specifically authorized by the laws of the state in which the bank to be acquired is located. Ohio law authorizes the acquisition of savings banks with their principal place of business in Ohio if the Superintendent determines that the laws of the other state permit an Ohio savings bank or Ohio savings bank holding company to charter or otherwise acquire a savings bank or savings bank holding company having its principal place of business in the other state on terms that are, on the whole, substantially no more restrictive than those established under Ohio law.

     On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency of 1994 (the "Riegle-Neal Act") was enacted to ease restrictions on interstate banking. Effective September 29, 1995, the Riegle-Neal Act allows the Federal Reserve Board to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than such holding company's home state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve Board may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. The Riegle-Neal Act also prohibits the Federal Reserve Board from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. The Riegle-Neal Act does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% state-wide concentration limit contained in the Riegle-Neal Act.

     Additionally, beginning on June 1, 1997, the federal banking agencies will be authorized to approve interstate merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks opts out of the Riegle-Neal Act by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches will be permitted only if the law of the state in which the branch is located permits such acquisitions. Interstate mergers and branch acquisitions will also be subject to the nationwide and statewide insured deposit concentration amounts described above.

     The Riegle-Neal Act authorizes the OCC and FDIC to approve interstate branching de novo by national and state banks, respectively, only in states which specifically allow for such branching. The Riegle-Neal Act also requires the appropriate federal banking agencies to prescribe regulations by June 1, 1997 which prohibit any out-of-state bank from using the interstate branching authority primarily for the purpose of deposit production. These regulations must include guidelines to ensure that interstate branches operated by an out-of-state bank in a host state are reasonably helping to meet the credit needs of the communities which they serve.

     OHIO SAVINGS BANK LAW. The Superintendent is responsible for the regulation and supervision of Ohio savings banks in accordance with the laws of the State of Ohio. Ohio law prescribes the permissible investments and activities of Ohio savings banks, including the types of lending that such banks may engage in and the investments in real estate, subsidiaries and corporate or government securities that such banks may make. The ability of Ohio savings banks to engage in these state-authorized investments generally is subject to oversight and approval by the FDIC.

     MERGER OR ACQUISITION. The Superintendent must approve any mergers involving, or acquisitions of control of, Ohio savings banks. The Superintendent may initiate certain supervisory measures or formal enforcement actions against Ohio savings banks. Ultimately, if the grounds provided by law exist, the Superintendent may place an Ohio savings bank in conservatorship or receivership.

     EXAMINATION. The Superintendent conducts regular examinations of Ohio savings banks approximately once every eighteen months. Such examinations are usually conducted jointly with the FDIC. The Superintendent imposes assessments on Ohio savings banks based on the savings bank's asset size to cover the cost of supervision and examination.

     GOVERNING LAW. In addition to being governed by the laws of Ohio specifically governing Ohio-chartered savings banks, Westwood Homestead is also governed by Ohio corporate law, to the extent such law does not conflict with the laws specifically governing savings banks.

     ACTIVITIES AND INVESTMENTS. Since the enactment of FIRREA, all state-chartered institutions have generally been limited to activities and investments of the type and in the amount authorized for federally chartered institutions, notwithstanding state law. The FDIC is authorized to permit such associations to engage in state authorized activities or investments that do not meet this standard (other than nonsubsidiary equity investments and investments in junk bonds) for institutions that meet fully phased-in capital requirements if it is determined that such activities or investments do not pose a significant risk to the SAIF.


                                    TAXATION

GENERAL

     Westwood Homestead files its tax return based on a fiscal year ending December 31. Following the Conversion, the Company will file a consolidated federal income tax return on a fiscal year basis. Consolidated returns have the effect of eliminating intercompany distributions, including dividends, from the computation of consolidated taxable income for the taxable year in which the distributions occur.

FEDERAL INCOME TAXATION

     Thrift institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code") in the same general manner as other corporations. However, institutions such as Westwood Homestead which meet certain definitional tests and other conditions prescribed by the Code may benefit from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. For purposes of the bad debt reserve deduction, loans are separated into "qualifying real property loans," which generally are loans secured by interests in certain real property, and nonqualifying loans, which are all other loans. The bad debt reserve deduction with respect to nonqualifying loans must be based on actual loss experience. The amount of the bad debt reserve deduction with respect to qualifying real property loans may be based upon actual loss experience (the "experience method") or a percentage of taxable income determined without regard to such deduction (the "percentage of taxable income method").


     Westwood Homestead has generally elected to use the percentage of taxable income method. Under the percentage of taxable income method, the bad debt reserve deduction for qualifying real property loans is computed as a percentage, which Congress has reduced from as much as 60% in prior years to 8% of taxable income, with certain adjustments, effective for taxable years beginning after 1986. The allowable deduction under the percentage of taxable income method (the "percentage bad debt deduction") for taxable years beginning before 1987 was scaled downward in the event that less than 82% of the total dollar amount of the assets of an association were within certain designated categories. When the percentage method bad debt deduction was lowered to 8%, the 82% qualifying assets requirement was lowered to 60%. For all taxable years, there is no deduction in the event that less than 60% of the total dollar amount of the assets of an association falls within such categories. Moreover, in such case, Westwood Homestead could be required to recapture, generally over a period of up to four years, its existing bad debt reserve. As of March 31, 1996, more than the required amount of the Bank's total assets fell within such categories.


     The bad debt deduction under the percentage of taxable income method is subject to certain limitations. First, the amount added to the reserve for losses on qualifying real property loans may not exceed the amount necessary to increase the balance of such reserve at the close of the taxable year to 6% of such loans outstanding at the end of the taxable year. Further, the addition to the reserve for losses on qualifying real property loans cannot exceed the amount which, when added to that year's addition to the bad debt reserve for losses on nonqualifying loans, equals the amount by which 12% of total deposits or withdrawable accounts of depositors at year-end exceeds the sum of surplus, undivided profits and reserves at the beginning of the year. Finally, the percentage bad debt deduction under the percentage of taxable income method is reduced by the deduction for losses on nonqualifying loans.

     Earnings appropriated to an institution's bad debt reserve and claimed as a tax deduction are not available for the payment of cash dividends or for distribution to shareholders (including distributions made on dissolution or liquidation), unless such amount is included in taxable income, along with the amount deemed necessary to pay the resulting federal income tax.

     Westwood Homestead's federal corporate income tax returns have not been audited within the past three years.

     Under provisions of the Revenue Reconciliation Act of 1993 ("RRA"), enacted on August 10, 1993, the maximum federal corporate income tax rate was increased from 34% to 35% for taxable income over $10 million, with a 3% surtax imposed on taxable income over $15.0 million. Also under provisions of RRA, a separate depreciation calculation requirement has been eliminated in the determination of adjusted current earnings for purposes of determining alternative minimum taxable income, rules relating to payment of estimated corporate income taxes were revised, and certain acquired intangible assets such as goodwill and customer-based intangibles were allowed a 15-year amortization period.
Beginning with tax years ending on or after January 1, 1993, RRA also provides that securities dealers must use mark-to-market accounting and generally reflect changes in value during the year or upon sale as taxable gains or losses. The IRS has indicated that financial institutions which originate and sell loans will be subject to the new rule. Because of the absence of definitive IRS guidance on the scope and extent of this provision's applicability to financial institutions, it is unclear what effect, if any, this provision will have on the Company.

STATE INCOME TAXATION

     The Bank is a "financial institution" for State of Ohio tax purposes. As such, it is subject to Ohio corporate franchise tax on "financial institutions," which is imposed annually at a rate of 1.5% of the Bank's book net worth determined in accordance with GAAP. As a "financial institution," the Bank is not subject to any tax based upon net income or net profits imposed by the State of Ohio.

     The Company is subject to the Ohio corporation franchise tax, which, as applied to the Company, is a tax measured by both net earnings and net worth. The rate of tax is the greater of (i) 5.1% on the first $50,000 of computed Ohio taxable income and 8.9% of computed Ohio taxable income in excess of $50,000 and
(ii) .582% times taxable net worth.

     In computing its tax under the net worth method, the Company may exclude 100% of its investment in the capital stock of the Bank after the Conversion, as reflected on the balance sheet of the Company, as long as it owns at least 25% of the issued and outstanding capital stock of the Bank. The calculation of the exclusion from net worth is based on the ratio of the excludable investment (net of any appreciation or goodwill included in such investment) to total assets multiplied by the net value of the stock. As a holding company, the Company may be entitled to various other deductions in computing taxable net worth that are not generally available to operating companies.

     A special litter tax is also applicable to all corporations, including the Company, subject to the Ohio corporation franchise tax other than "financial institutions." If the franchise tax is paid on the net income basis, the litter tax is equal to .11% of the first $50,000 of computed Ohio taxable income and
 .22% of computed Ohio taxable income in excess of $50,000. If the franchise tax is paid on the net worth basis, the litter tax is equal to .14% times taxable net worth.

                            MANAGEMENT OF THE COMPANY

     The Board of Directors of the Company consists of the same individuals who serve as directors of the Bank. Their biographical information is set forth under "Management of the Bank -- Directors." The Board of Directors of the Company is divided into three classes. Directors of the Company will serve for three year terms or until their successors are elected and qualified, with approximately one-third of the directors being elected at each annual meeting of stockholders, beginning with the first annual meeting of stockholders following Conversion.

     The following table sets forth information regarding the executive officers of the Company and the principal offices held by them.


     NAME                   AGE (1)     TITLE
     ----                   -------     -----
     Michael P. Brennan       53        President and Chief Executive Officer
     John E. Essen, CPA       32        Treasurer


- -------------


(1)  At December 31, 1995.

     The executive officers of the Company are appointed annually and hold office until their respective successors have been appointed and qualified or until death, resignation or removal by the Board of Directors of the Company.

     Since the formation of the Company, none of the executive officers, directors or other personnel have received remuneration from the Company. Information concerning the principal occupations, employment and compensation of the directors and officers of the Company during the past five years is set forth under "Management of the Bank -- Directors" and " -- Executive Officers Who are Not Directors."


                             MANAGEMENT OF THE BANK

DIRECTORS

     As a mutual savings institution, members of the Bank have elected the Board of Directors. Upon completion of the Conversion, exclusive voting rights over the Bank will be vested in the Board of Directors of the Company, which in turn will be elected by the stockholders of the Company. Listed below is information about the directors of the Bank.


                                                             DIRECTOR   TERM TO
NAME                 AGE(1) POSITION                           SINCE    EXPIRE
- ----                 ------ --------                         --------   -------
John B. Bennet, Sr.    63   Vice Chairman of the Board         1982      1997
                              and Director
Robert H. Bockhorst    57   Director                           1984      1999
Michael P. Brennan     53   President, Chief Executive
                             Officer and Director              1995      1998
Raymond J. Brinkman    71   Director                           1990      1999
Roger M. Higley        57   Director                           1990      1998
Carl H. Heimerdinger   81   Chairman of the Board and Director 1947      1999
Mary Ann Jacobs        38   Director and Secretary             1987      1997
James D. Kemp          42   Director                           1989      1997

- -------------
(1)  At December 31, 1995.

     Presented below is certain information concerning the directors of the Company and the Bank. Unless otherwise stated, all directors have held the positions for at least the past five years.

     JOHN B. BENNET, SR. is Vice-Chairman of the Board of Directors of the Bank. Dr. Bennet was elected to the Board of Directors in 1982 and has served as Vice-Chairman since February 1985. Dr. Bennet was a self-employed dentist from 1958 until his retirement in December 1995.


     ROBERT H. BOCKHORST has served as a Director of the Bank since 1984. Mr. Bockhorst is an appraiser and a real estate investor. He is currently a member of the Western Hills Exchange Club and the Cheviot-Westwood Kiwanis.



     MICHAEL P. BRENNAN has been President, Chief Executive Officer, and a member of the Board of Directors of Westwood Homestead since February, 1995. Prior to joining the Bank, Mr. Brennan was President and Chief Executive Officer and Director of Deer Park Federal Savings and Loan Association, Cincinnati, Ohio. His current and past civic activities include serving on the Board of Directors of the Exchange Club of Fairfield, as Community Advisor for Deer Park Schools, as Chairman and member of the Tri-State League of Financial Institutions, and as Director of the Greater Cincinnati Mortgage Counseling Service. Mr. Brennan has also been active in the St. Aloysius and Sacred Heart Parishes.


     RAYMOND J. BRINKMAN retired from Deloitte & Touche LLP in 1989 as Senior Manager. He is a member of the Saint Aloysius Orphan Society, the American Association of Retired Persons and the Green Township Senior Citizens. Mr. Brinkman is also active in St. Aloysius Gonzaga Parish.

     ROGER M. HIGLEY has served as a Director of the bank since 1990. Dr. Higley also serves as President of Gray's History of Wireless Museum Inc. at WCET. Dr. Higley has been a self-employed dentist since 1969. He also serves on the Board of Directors of the Greater Cincinnati Amateur Radio Society Inc.


     CARL H. HEIMERDINGER served as President of Westwood Homestead from 1981 to February 1995, and has served as Chairman of the Board of Westwood Homestead since February 1995. He was Treasurer of the Cincinnati Public Schools from 1964 until his retirement in 1980. His past professional activities include:
State President in 1972 and charter member of the Ohio Association of School Business Officials; 1973-74 President of Ohio Council for Education; and 1980-85 Treasurer of Cincinnati School Foundation. Mr. Heimerdinger's current and past civic activities include serving as past president and member of the Exchange Club of Cincinnati since 1972 and Treasurer of the Salem Presbyterian Church where he has been a member since 1940.



     MARY ANN JACOBS has served as Secretary and a Director of the bank since 1987. Ms. Jacobs is a Partner of the Law Firm Ritter and Randolph. Her current and past civic activities include serving as President and Board Member of the Western Hamilton County Economic Council, Board Member of the Llanfair Retirement Community, Board of Trustees Member for the Cincinnati Law Library, Vice President and Trustee for the Alzheimer's Association (Cincinnati Chapter). She is also an Elder of the Westminster Presbyterian Church and a member of the Cheviot-Westwood Kiwanis.


     JAMES D. KEMP has served as a Director of the Bank since 1989. He is vice president of sales with the investment firm of Hilliard Lyons. Mr. Kemp has been a stockbroker with Hilliard Lyons since 1983. Mr. Kemp was employed by Westwood Homestead from 1976 to 1983, and served in various capacities including assistant manager, staff appraiser and Treasurer.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


     The following sets forth information with respect to the executive officers of Westwood Homestead who do not serve on the Board of Directors. Under the Bank's current Bylaws, officers are elected for a term of one year or until their successors are elected and qualified. For a description of the terms of the employment agreements with the President of the Company and the Bank and severance agreements that will be entered into with two executive officers of the Bank effective upon consummation of the Conversion, see " -- Certain Benefit Plans and Agreements -- Employment Agreement" and " -- Change in Control Severance Agreements."


     NAME               AGE(1)     TITLE
     ----               ------     -----
     John E. Essen, CPA    32      Chief Financial Officer and Treasurer
     Gerald T. Mueller     32      Vice President, Director of Lending
- --------------------
(1)  At December 31, 1995.


     JOHN E. ESSEN, CPA has been Chief Financial Officer and Accountant of Westwood Homestead since 1991. He is a member of the St. Dominic Mens Society and the Ohio Society of Certified Public Accountants. He has also been an instructor for the Institute of Financial Education.

     GERALD T. MUELLER has served as Vice President and Director of Lending of Westwood Homestead since 1987. He has recently been appointed to the Lending Committee of the Tri-State League of Financial Institutions. Mr. Mueller has also been a member of the St. Joseph and St. Henry Parishes.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors of the Bank meets regularly twice a month and may have additional special meetings. During the year ended December 31, 1995, the Board held 33 regular meetings and two special meetings. No director attended fewer than 75% of the total number of Board meetings held during the year ended December 31, 1995 and the total number of meetings held by committees on which such director served during such fiscal year.

     The Executive Committee is composed of directors Heimerdinger, Bennet, Bockhorst, Jacobs and Brennan, and is empowered to exercise all of the authority of the Board when the Board is not in session. The Executive Committee meets as needed, but did not meet in fiscal 1995.


     The Bank does not have a Nominating Committee. Under the Bank's charter documents, a member of the Bank can nominate individuals for election as directors by filing the names of such candidates in writing with the Secretary of the Bank at least two weeks prior to the election. For information regarding the procedure to nominate candidates to the Board of Directors of the Company, see "Certain Anti-Takeover Provisions in the Articles of Incorporation and Bylaws -- Procedures for Stockholder Nominations."


     The Bank's Audit Committee consists of directors Brinkman (Chairman), Heimerdinger and Kemp. The Audit Committee is responsible for reviewing the Bank's auditing program, overseeing the quarterly regulatory reporting process by annually reviewing the process with the chief financial officer, overseeing the Bank's internal compliance audits as necessary, receiving and reviewing the results of each external audit, reviewing managements response to auditors' recommendations, and reviewing management's reports on cases of financial misconduct by employees, officers or directors. The Audit Committee met twice in fiscal 1995.

     The Bank does not have a Compensation Committee. The full Board of Directors meets to determine the compensation level of the chief executive officer.

     The Bank's Personnel Committee in fiscal 1995 was composed of directors Jacobs (Chairman), Higley, Bockhorst, and Brennan. The Personnel Committee assists management, in an advisory capacity, in the establishment of personnel policies. The Personnel Committee met ten times in fiscal 1995.

     The Bank's Asset/Liability Management Committee consists of directors Brennan (Chairman), Heimerdinger, Bennet, and Kemp, and officers Mueller, Essen and Bauer. This Committee is responsible for implementing the investment policy of the Bank, maintaining the liquidity position of the Bank, and establishing interest rates, terms and fees for loans, savings and other services. The Asset/Liability Management Committee met 22 times in fiscal 1995.

     The Bank's Community Reinvestment Act ("CRA") Committee, which was formed on September 11, 1995, consists of directors Brennan and Higley and officer Mueller (Chairman). The CRA Committee is responsible for monitoring on an on-going basis all aspects of CRA compliance to assure that the Bank's CRA objective is attained. This Committee (i) reviews CRA activity reports, rejected loan applications, and demographics relative to credit needs within the local community; (ii) performs a monthly self assessment of the Bank's performance against its goals; (iii) develops outreach programs for the assessment area targeting special credit and product needs; and (iv) develops marketing plans directed toward low-to-moderate income borrowers. The Committee meets quarterly.


EXECUTIVE COMPENSATION




     SUMMARY COMPENSATION TABLE. The following table sets forth the cash and noncash compensation for the last fiscal year awarded to or earned by the Chief Executive Officer and the former Chief Executive Officer. No other executive officer of the Bank earned salary and bonus in fiscal 1995 exceeding $100,000 for services rendered in all capacities to the Bank.



                                       Annual Compensation
                                       -------------------
Name and                   Fiscal                                All Other
Principal Position          Year      Salary          Bonus     Compensation
- ------------------          ----      ------          -----     ------------
Michael P. Brennan          1995     $110,000        $20,000     $2,917 (1)
   President and Chief
   Executive Officer

Carl H. Heimerdinger        1995       25,000 (2)         --     15,300 (3)
   Former President and
   Chief Executive Officer

- ---------------
(1) Consists of a contribution made by the Bank for the account of Mr. Brennan pursuant to the Bank's 401(k) Plan.
(2) Mr. Heimerdinger received $25,000 in salary for his service as President of the Bank during the first two months of 1995 and for serving as Chairman of the Board for the remainder of the year.
(3)  Consists of directors' fees

DIRECTOR COMPENSATION

     The Bank's non-employee directors receive fees of $15,300 per year regardless of the number of board and committee meetings attended. Employee directors do not receive board fees. Chairman of the Board Carl Heimerdinger will receive an additional $20,000, $5,000 and $3,750 for the years 1996, 1997, and 1998 pursuant to his agreement with the Bank that expires in 1998. In addition director Brinkman receives an additional $5,000 per year for his position as internal auditor and compliance officer. During fiscal 1995, the Bank's directors' fees totaled $122,000.


     DIRECTOR RETIREMENT PLAN. The Bank's Board of Directors has, subject to approval by the stockholders of the Company, adopted the Directors' Plan, effective January 1, 1995, for its non-employee directors who are members of the Board on or after the plan's effective date. The Bank adopted the Directors' Plan in 1995 in response to a request from federal regulators that the Bank formalize the Emeritus Program, which provided certain benefits to three board members upon their ceasing to be active members of the Board of Directors and being appointed to Emeritus status. The Directors' Plan was adopted by the Board of Directors of the Bank in July 1995 and was approved by the members of the Bank at its annual meeting on February 12, 1996. However, as a result of discussions with federal regulators, in June of 1996 the Board of Directors of the Bank voted to reduce the benefits provided for under the Directors' Plan and to submit the Directors' Plan for approval by the stockholders of the Company following completion of the Conversion. For information regarding the recovery of certain expenses associated with the Directors' Plan as a result of the reduction in benefits to be received by the directors, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Operating Results for the Years Ended December 31, 1995 and 1994."


     Under the Directors' Plan, as amended, a bookkeeping account in each participant's name is credited, on a quarterly basis, with an amount equal to the sum of the quarterly accrual attributable to the participant, any appreciation or depreciation on the balance of the participant's account during the calendar quarter, and a retirement adjustment if a long-term director retires or dies unexpectedly. The "quarterly accrual" represents the Bank's quarterly financial expense to fund a liability to provide participants with a 50% retirement annuity with a term of the lesser of 10 years or the participant's life, the amount of each annual payment being equal to the product of the participant's benefit percentage, his or her vested percentage, and 65% of average fees. Notwithstanding the foregoing, directors who have served 40 or more years on the Board are entitled to 100% average fees. Additionally, former director Fritz, who retired from the Bank's board of directors after over 40 years of service to the Bank, will receive a 50% joint and survivor retirement annuity with a 15 year term and an annual payment being equal to 100% of his average fees. The "benefit percentage" is based on the participant's overall years of service on the Board, whether before or after the plan's effective date. If the participant serves less than five years on the Board, the Benefit Percentage equals 0%. If the participant serves five years, the benefit percentage increases to 25%, and increases in increments of 5% for 6 to 20 years of service. A participant's "vested percentage" equals 25% if the participant completes less than a year of service on the Board after the plan's effective date, and thereafter increases in increments of 25% for each year of future service (up to 100%). "Average fees" are the average base annual fees received by the Bank's non-employee directors for service on the Board during the calendar year preceding the year in which a participant's service on the Board terminates. Upon termination of service on the Board, a participant's account will be paid in 10 substantially equal annual installments; however, with the exception of former director Fritz, no payments will be made subsequent to a director's death.

     The Directors' Plan is subject to approval of the Company's stockholders at a meeting to be held shortly following the Conversion. It is expected that the stockholders of the Company on or about the date of the consummation of the Conversion will be the stockholders entitled to vote at such meeting.


CERTAIN BENEFIT PLANS AND AGREEMENTS

     In connection with the Conversion, the Company's and the Bank's Boards of Directors have approved certain stock incentive plans and employment, severance and other agreements. In addition, the Bank has an existing defined contribution plan which will remain in effect after the Conversion.

     BASIS FOR AWARDS OF BENEFITS AND COMPENSATION. The Company's and the Bank's Boards of Directors have evaluated and approved the terms of the employment agreement, severance agreements, and other benefits described below. In its review of the benefits and compensation of the executive officers and the terms of the employment agreement and severance agreements, the Boards of Directors considered a number of factors, including the experience, tenure and ability of the executive officers, their performance for the Bank during their tenure and the various legal and regulatory requirements regarding the levels of compensation which may be paid to employees of savings associations.


     1997 STOCK OPTION AND INCENTIVE PLAN (THE "OPTION PLAN"). The Company's Board of Directors has adopted resolutions expressing an intention to implement the Option Plan upon its receipt of stockholder approval at an annual or special meeting of the Company's stockholders held at least six months after the Conversion.



     The purpose of the Option Plan is to provide additional incentive to directors, officers and employees by facilitating their purchase of a stock or comparable ownership interest in the Company. The Option Plan will have a term of ten years from the date of its approval by the Company's stockholders, after which no awards may be made, unless the plan is earlier terminated by the Board of Directors of the Company. Pursuant to the Option Plan, a number of shares equal to 10% of the shares of Common Stock that are issued in the Conversion would be reserved for future issuance by the Company, in the form of newly issued or treasury shares or shares held in a grantor trust, upon exercise of stock options ("Options") or stock appreciation rights ("SARs"). Options and SARs are collectively referred to herein as "Awards." If Awards should expire, become unexercisable or be forfeited for any reason without having been exercised or having become vested in full, the shares of Common Stock subject to such Awards would, unless the Option Plan shall have been terminated, be available for the grant of additional Awards under the Option Plan. All Awards under the Option Plan will be granted at no cost to the recipients thereof.


     The Option Plan will be administered by a committee of directors of the Company, designated by the Board of Directors, who are not full-time employees of the Bank and who are "disinterested persons" within the meaning of the federal securities laws (the "Option Committee"). It is expected that the Option Committee will consist of the Company's non-employee directors who serve on its Personnel Committee. The Option Committee will select the employees to whom Awards are to be granted, the number of shares to be subject to such Awards, and the terms and conditions of such Awards (provided that any discretion exercised by the Option Committee must be consistent with the terms of the Option Plan). Non-employee directors will be ineligible to receive discretionary Awards, but will receive the automatic awards described below. In accordance with applicable regulations, no employee may receive Awards covering more than 25% of the shares reserved for issuance under the Option Plan, and non-employee directors may not receive Awards covering more than 30% of such shares for all directors or for more than 5% of such shares per director.

     It is intended that Options granted under the Option Plan will constitute both incentive stock options (options that afford favorable tax treatment to recipients upon compliance with certain restrictions pursuant to Section 422 of the Code and that do not result in tax deductions to the Company unless participants fail to comply with Section 422 of the Code) ("ISOs"), and options that do not so qualify ("Non-ISOs"). The exercise price for Options may not be less than 100% of the fair market value of the shares on the date of the grant. The Plan permits the Option Committee to impose transfer restrictions, such as a right of first refusal, on the Common Stock that optionees may purchase. No Award is assignable or transferable except by will or the laws of descent and distribution, or pursuant to the terms of a "qualified domestic relations order" (within the meaning of Section 414(p) of the Code and the regulations and rulings thereunder).

     No Option shall be exercisable after the expiration of ten years from the date it is granted; provided, however, that in the case of any employee who owns more than 10% of the outstanding Common Stock at the time an ISO is granted, the option price for the ISO shall not be less than 110% of the fair market value of the shares on the date of the grant, and the ISO shall not be exercisable after the expiration of five years from the date it is granted. Options granted at the time of the implementation of the Option Plan are expected to become exercisable at the rate of 20% per year of their continued service after the Conversion. An unexpired Option shall, unless otherwise determined by the Option Committee, cease to be exercisable upon (i) an employee's termination of employment for just cause, (ii) the date three months after an employee terminates service for a reason other than just cause, death, or disability, (iii) the date one year after an employee terminates service due to disability, or (iv) the date two years after termination of such service due to the employee's death. Options granted to non-employee directors will automatically expire one year after termination of service on the Board of Directors (two years in the event of death).

     An SAR may be granted in tandem with all or any part of any Option or without any relationship to any Option. Whether or not an SAR is granted in tandem with an Option, exercise of the SAR will entitle the optionee to receive, as the Option Committee prescribes in the grant, all or a percentage of the excess of the then fair market value of the shares of Common Stock subject to the SAR at the time of its exercise, over the aggregate exercise price of the shares subject to the SAR at the time the SAR was granted. Payment to the Optionee may be made in cash or shares of Common Stock, as determined by the Option Committee.

     The Company will receive no monetary consideration for the granting of Awards under the Option Plan, and will receive no monetary consideration other than the Option exercise price for each share issued to optionees upon the exercise of Options. The Option exercise price may be paid in cash or Common Stock. The exercise of Options and SARs will be subject to such terms and conditions established by the Option Committee as are set forth in a written agreement between the Option Committee and the optionee (to be entered into at the time an Award is granted).

     Although directors and officers of the Company generally would be prohibited under the federal securities laws from profiting from certain purchases and sales of shares of Common Stock within any six-month period, they generally will not be prohibited by such laws from exercising options and immediately selling the shares they receive. As a result, directors and officers, like the Company's and the Bank's other participating employees, generally will be permitted to benefit in the event the market price for the shares exceeds the exercise price of their options, without being subject to loss in the event the market price falls below the exercise price.

     The initial grant of stock options under the Option Plan is expected to take place on the date of its receipt of stockholder approval, and the Option exercise price would be the then fair market value of the Common Stock subject to the Option. It is expected that Options to purchase 25% of shares of Common Stock reserved for issuance under the Option Plan will be granted at that time to Michael P. Brennan, and that each of the Company's and the Bank's non-employee directors will receive Options to purchase a number of shares of Common Stock equal to the lesser of 5% of the shares reserved under the Option Plan and the quotient obtained by dividing 30% of the shares reserved under the Option Plan by the number of non-employee directors entitled to receive an Option on the plan's effective date. Non-employee directors who join the Board after the Option Plan's effective date will receive a one-time grant of stock option to purchase 1% of the shares reserved for issuance under the Option Plan. No SARs are expected to be granted when the Option Plan becomes effective, and any Options granted prior to the Option Plan's receipt of regulatory approval would be contingent thereon.

     EMPLOYEE STOCK OWNERSHIP PLAN. The Company's Board of Directors has adopted an employee stock ownership plan ("ESOP") effective January 1, 1996.
The ESOP will cover all employees of the Company and its subsidiaries who have attained age 21 and completed one year of service with the Company or its subsidiaries. The Company will submit an application to the IRS for a letter of determination as to the tax-qualified status of the ESOP. Although no assurances can be given, the Company expects the ESOP to receive a favorable letter of determination from the IRS.

     The ESOP is to be funded by contributions made by the Company or the Bank in cash or shares of Common Stock. The ESOP intends to borrow funds from the Company in an amount sufficient to purchase 8% of the Common Stock issued in the Conversion. This loan will be secured by the shares of Common Stock purchased and earnings thereon. Shares purchased with such loan proceeds will be held in a suspense account for allocation among participants as the loan is repaid. The Company expects to contribute sufficient funds to the ESOP to repay such loans, plus such other amounts as the Company's Board of Directors may determine in its discretion.

     Contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of their annual wages subject to federal income tax withholding, plus any amounts withheld under a plan qualified under Sections 125 or 401(k) of the Code and sponsored by the Company or the Bank. Participants must be employed at least 500 hours in a calendar year in order to receive an allocation. A participant becomes vested in his or her right to ESOP benefits at the rate of 20% for each of his or her years of service, and thereby becomes 100% vested upon his or her completion of five years of service. For vesting purposes, a year of service means any calendar year in which an employee completes at least 1,000 hours of service whether before or after the ESOP's January 1, 1996 effective date. Vesting will be accelerated to 100% upon a participant's attainment of age 65, death, or disability. Forfeitures will be reallocated to participants on the same basis as other contributions. Benefits are payable upon a participant's retirement, death, disability, or separation from service, and will be paid in a lump sum in whole shares of Common Stock (with cash paid in lieu of fractional shares). Benefits paid to a participant in Common Stock that is not publicly traded on an established securities market will be subject both to a right of first refusal by the Company, and to a put option by the participant. Dividends paid on allocated shares are expected to be paid to participants or used to repay the ESOP loan, and dividends on unallocated shares are expected to be used to repay the ESOP loan. ESOP benefits will be awarded at no cost to the recipients thereof.


     It is expected that the Company will administer the ESOP, and that Directors Jacobs, Bockhorst, and Heimerdinger will be appointed as trustees of the ESOP (the "ESOP Trustees"). The ESOP Trustees must vote all allocated shares held in the ESOP in accordance with the instructions of the participants. Unallocated shares and allocated shares for which no timely direction is received will be voted by the ESOP Trustees in the same proportion as the participant-directed voting of allocated shares.


     MANAGEMENT RECOGNITION PLAN ("MRP").   The Company's Board of Directors has
adopted resolutions expressing an intention to implement the MRP upon its receipt of stockholder approval at an annual or special meeting of the Company's stockholders held at least six months after the Conversion. The objective of the MRP is to enable the Company to retain personnel of experience and ability in key positions of responsibility. Those eligible to receive benefits under the MRP will be such employees as are selected by members of a committee appointed by the Company's Board of Directors (the "MRP Committee"). It is expected that the MRP Committee will initially consist of its non-employee directors who serve on its Personnel Committee. These Directors are also expected to serve as trustees of the trust associated with the MRP (the "MRP Trust"). The trustees of the MRP Trust (the "MRP Trustees") will have the responsibility to hold and invest all funds contributed to the MRP Trust.



     The Company (or the Bank) will contribute sufficient funds to the MRP Trust so that the MRP Trust can purchase, from the Company or on the open market, an aggregate number of shares equal to 4% of the shares of the Common Stock issued in the Conversion. It is anticipated that approximately 67% of the shares of Common Stock purchased by the MRP Trust will be granted to eligible directors, officers and employees pursuant to the terms of the MRP in the first year following Conversion. Directors who are not full-time employees will be ineligible to receive discretionary awards, but will receive the automatic awards described below. All shares granted under the MRP will be in the form of awards which cannot be sold, pledged or otherwise disposed of by eligible employees. Vesting will occur at the rate of 20% per year of service following the award date, but will accelerate to 100% if a participant's employment terminates due to death or disability. Unvested shares held in the MRP Trust will be voted by the MRP Trustees in the same proportion as the trustee of the Company's ESOP trust votes Common Stock held therein, and shall be distributed as the award vests. Dividends on unvested shares will be held in the MRP trust for payment as vesting occurs. MRP awards will be granted at no cost to the recipients thereof.


     The Company's Board of Directors can terminate the MRP at any time, and, if it does so, any shares not allocated will revert to the Company. At the time the MRP receives stockholder approval, Mr. Michael P. Brennan is expected to receive MRP awards of 25.0% of the shares reserved for award under the MRP, and the Company's non-employee directors will receive, in the aggregate, MRP awards of 30% of such shares (but not more than 5% per non-employee director). Each non-employee director who joins the Board after the MRP's effective date is expected to receive an MRP award of 1% of the number of plan shares reserved for award under the MRP. No awards would be made prior to regulatory and stockholder approval of the MRP.

     SALARY SAVINGS PLAN. The Bank maintains a defined contribution plan, which is designed to qualify under Sections 401(a) and 401(k) of the Code (the "Salary Savings Plan") An employee is eligible to participate in the Salary Savings Plan on or after having attained age 18. The Salary Savings Plan permits each participant to make before-tax contributions, through regular salary reductions, of up to 10% of the participant's annual compensation. The Bank matches employee contributions to the Salary Savings Plan on a dollar for dollar basis up to 5% of the employee's annual compensation. The Salary Savings Plan is intended to comply with all the rights and protection afforded employees pursuant to the Employee Retirement Income Security Act of 1974, as amended.

     Participants become 20% vested in the employer contributions to their account balances after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service, and 100% vested after six years of service. Benefits are paid at the time of a participant's death, retirement, disability or termination of employment, and, under limited circumstances, may be withdrawn prior to the participant's termination of service. Account balances are paid upon the participant's election, in either a lump sum, or in equal annual installments. Contributions are not taxable to participating employees until such funds are distributed to them. The earnings attributable to a participant's account accumulate tax free until they are distributed to the participant or his or her beneficiary.

     The Salary Savings Plan will allow participants to direct that all or part of their account balances be invested in Common Stock in the Conversion. Voting rights for such stock, to be held in trust for participants, will be exercisable by the participants.

     EMPLOYMENT AGREEMENT. In February 1995, the Bank entered into an employment agreement (the "Employment Agreement") with Mr. Michael P. Brennan who serves as its Chief Executive Officer and President (the "Executive"). The Employment Agreement has been amended in connection with the Conversion to add the Company as a party jointly and severally liable for the Bank's obligations, and to update its definition of a change in control to take into account the Company's formation. The Executive is responsible for overseeing all operations of the Bank and for implementing the policies adopted by the Bank's Board of Directors. The Board believes that the Employment Agreement assures fair treatment of the Executive in relation to his position with the Bank by assuring him of some financial security.

     The Employment Agreement became effective on February 23, 1995 for a term of three years, with an annual base salary of $110,000. Commencing on the second anniversary from the date of commencement of the Employment Agreement and each year thereafter, the term of the Executive's employment will be extended for an additional one-year period beyond the then effective expiration date, upon a determination by the Board that the performance of the Executive has met the required performance standards and that such Employment Agreement should be extended. The Employment Agreement provides the Executive with a salary review by the Board not less often than annually, as well as with inclusion in any discretionary bonus plans, retirement and medical plans, customary fringe benefits, vacation and personal leave. The Employment Agreement is terminable by the Bank for "cause" as defined therein, in which event no severance benefits are available. If the Bank terminates the Executive for any reason other than cause, retirement, death, disability, or expiration of the Agreement, the Executive will be entitled to a continuation of his salary from the last day of the month following the date of the event of termination through the remaining
term of the Employment Agreement.   If the Employment Agreement is terminated
due to the Executive's disability, the Executive will be entitled to a continuation of his salary for up to 30 days. If the Executive is disabled for a continuous period exceeding 30 days, the Bank may terminate the Employment Agreement, in which event the Executive shall be entitled to receive secondary disability benefits under any group or individual disability benefit program maintained by the Bank. In the event of the Executive's death during the term of the Employment Agreement, his estate will be entitled to receive his salary through the remaining term of the Employment Agreement.

     The Employment Agreement contains provisions stating that if the Executive terminates employment after a change in Control of the Bank or its holding company, for any reason other than cause, retirement, disability, death, expiration of the Agreement, or otherwise a change in the present capacity or circumstances in which the Executive is employed, or a reduction in compensation or other benefits provided under this Agreement without the Executive's written consent, the Executive will be paid, in addition to the continuation of the Executive's compensation and benefits through the expiration of the Agreement, an amount equal to 2.99 times the Executive's average annual compensation for the most recent five taxable years before the change in Control, provided such payments do not constitute an "excess parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended. In the event such payments would constitute an excess parachute payment, they would be reduced accordingly. "Control" generally refers to the acquisition, by any person or entity, of the ownership or power to vote more than 25% of the Bank's or its holding company's voting stock, the control of the election of a majority of the Bank's or its holding company's directors, or the exercise of a controlling influence over the management or policies of the Bank or its holding company. In addition, under the Employment Agreement, a change in Control occurs when, during any consecutive two-year period, directors of the Company or the Bank at the beginning of such period cease to constitute at least a majority of the Board of the Company or the Bank, provided the election of said directors was approved by at least a majority of the initial directors then in office.


     CHANGE-IN-CONTROL SEVERANCE AGREEMENTS. The Company and the Bank intend to enter into severance agreements (the "Severance Agreements") with Messrs. John
E. Essen and Gerald T. Mueller (collectively, the "Employees"). The Severance Agreements will have a term beginning on the date of completion of the Conversion and ending on the earlier of (a) three years after the date of completion of the Conversion, and (b) the date on which one of these individuals terminates employment with the Bank, provided that the Employee's rights under the Severance Agreement will continue following termination of employment if the Severance Agreement was in effect at the date of the change in Control. On each annual anniversary date from the date of commencement of the Severance Agreements, the term of the Severance Agreements may be extended for additional one-year periods beyond the then effective expiration date, upon a determination by the Board of Directors that the performance of these individuals has met the required performance standards and that such Severance Agreements should be extended.


     Under the Severance Agreements, in the event of an Employee's involuntary termination of employment in connection with, or within one year after, any change in Control of the Bank or the Company, other than for "just cause," the Employee will be paid, within 10 days of such termination, an amount equal to the difference between (i) 2.99 times his "base amount" as defined in Section 280G(b)(3) of the Internal Revenue Code, and (ii) the sum of any other parachute payments, as defined under Section 280G(b)(2) of the Internal Revenue Code, that he receives on account of the change in Control. "Control" has the same meaning under the Severance Agreements as in the Employment Agreement. Each Severance Agreement also provides for a similar lump sum payment to be made in the event of Mr. Essen's or Mr. Mueller's voluntary termination of employment within one year following a change in Control, upon the occurrence, or within 90 days thereafter, of certain specified events following the change in Control, which they have not consented to in writing, including (i) requiring them to perform their principal executive functions more than 30 miles from their current primary offices, (ii) reducing their base compensation as then in effect, (iii) failing to maintain employee benefits, including material fringe benefits, (iv) assigning material duties and responsibilities to the Employees which are other than those normally associated with their position with the Bank, (v) failing to elect or reelect the Employees to the Board, if the Employees are serving on the Board on the date of the change in Control, (vi) materially diminishing the Employees' authority and responsibilities, and (vii) a material reduction in the secretarial or other administrative support of the Employees.

     The Severance Agreements, as well as the Employment Agreement, provide that within five business days of a change in Control, the Bank will fund, or cause to be funded, a trust in the amount of 2.99 times the base amount that will be used to pay amounts owed to the Employees upon termination, other than for just cause, within one year of the change in Control. The amount to be paid to an Employee from this trust upon his termination is determined according to the procedures outlined in the Severance Agreements with the Bank, and any money not paid to the Employee is returned to the Bank. The Severance Agreements between the Bank and the Employees also include a provision under which the Employees' severance benefits will be adjusted upward or downward in the event the amounts paid are later determined to have been incorrectly calculated.

     The aggregate payments that would be made to Messrs. Brennan, Essen, and Mueller, assuming termination of employment under the foregoing circumstances at January 31, 1996, would have been approximately $388,700, $109,552, and $150,906, respectively. These provisions may have an anti-takeover effect by making it more expensive for a potential acquiror to obtain control of the Company. For more information, see "Certain Anti-Takeover Provisions in the Charter and Bylaws -- Additional Anti-Takeover Provisions." In the event that one of these individuals prevails over the Company and the Bank in a legal dispute as to the Severance Agreement, he will be reimbursed for his legal and other expenses.



     POST-CONVERSION COMPENSATION. The following table summarizes the compensation and other benefits that the Bank's executive officers and directors are expected to receive in connection with the Conversion as compared to what they currently receive. The table does not include benefits, such as those to be available under the ESOP, which are generally available to full-time employees.



    Individual             Items Unaffected by the Conversion            New Benefits (1)
                       --------------------------------------------  ------------------------
                       Salary and/or        Bonus      Directors'
                       Fees for 1995      for 1995  Retirement Plan  MRP Award  Stock Options
- ---------------------  --------------     --------  ---------------  ---------  -------------
John B. Bennet, Sr.    $17,800 (2)(3)        --            (4)          3,685        9,214
Robert H. Bockhorst    $15,300 (2)           --            (4)          3,685        9,214
Michael P. Brennan     $110,000            $20,000         --          21,500       53,750
Raymond J. Brinkman    $20,300 (2)(5)        --            (4)          3,685        9,214
Roger M. Higley        $15,300 (2)           --            (4)          3,685        9,214
Carl H. Heimerdinger   $40,300 (2)(6)        --            (4)          3,685        9,214
Mary Ann Jacobs        $20,300 (2)(7)        --            (4)          3,685        9,214
James D. Kemp          $15,300 (2)           --            (4)          3,685        9,214
Gerald T. Mueller      $64,000 (8)         $1,000          --           3,655        9,138
John E. Essen          $45,200 (8)           --            --           3,333        8,331

- --------------------

(1) Assumes approval of the MRP and the Option Plan by the FDIC and the Superintendent and by the stockholders of the Company at a meeting to be held no earlier than six months following the Conversion. Also assumes the issuance of 2,150,000 shares of Common Stock in the Conversion (the midpoint of the Current Valuation Range). If the Option Plan and the MRP are implemented, awards under such plans would vest at a rate of 20% per year of service following the award date. See " -- Certain Benefit Plans and Agreements -- Management Recognition Plan" and " -- Stock Option Plan."
(2) Each non-employee director receives $15,300 per year in directors' fees. For additional information, see "Management of the Bank -- Director Compensation."
(3) Includes $2,500 in compensation for serving as Vice President for the first two months of 1995 and serving as Vice Chairman for the remainder of the year.
(4) Benefits are paid to participants upon their termination of service with the Board in accordance with a formula specified in the Directors' Plan. See "--Director Compensation--Director Retirement Plan."
(5) Includes $5,000 received by Mr. Brinkman for serving as internal auditor and compliance officer of the Bank during the year.
(6) Mr. Heimerdinger received $25,000 in salary for his service as President of the Bank during the first two months of 1995 and for serving as Chairman of the Board for the remainder of the year.
(7)  Includes $5,000 in compensation for serving as Secretary during the year.
(8) Mr. Mueller and Mr. Essen received additional compensation from a lump sum payment of previous years' accrued vacation and personal time.

TRANSACTIONS WITH MANAGEMENT


     In accordance with current law, the Bank has a policy of offering loans to officers and directors in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and all loans outstanding at December 31, 1995 to directors and executive officers satisfied such conditions. Further, these loans do not involve more than the normal risk of collectibility or present other unfavorable features. At March 31, 1996, the aggregate amount of loans outstanding to executive officers and directors (including loans to affiliated companies of which the executive officer or director is a principal owner and loans to members of the executive officer's or director's immediate family) was $841,000, or 5.8% of capital. All such loans were performing according to their terms at that date.


     Ms. Jacobs is an attorney and partner in the law firm of Ritter & Randolph, Cincinnati, Ohio, which performs real estate closings, title examinations and represents the Bank in general corporate matters and litigation. During the fiscal year ended December 31, 1995, the Bank paid $78,469 to the firm of Ritter & Randolph for legal services rendered to the Bank.


                                THE CONVERSION

     THE SUPERINTENDENT HAS GIVEN APPROVAL TO THE PLAN AND THE FDIC HAS PROVIDED WRITTEN NOTICE OF NON-OBJECTION TO THE PLAN, SUBJECT TO THE PLAN'S APPROVAL BY THE MEMBERS OF THE BANK ENTITLED TO VOTE ON THE MATTER AND SUBJECT TO THE SATISFACTION OF CERTAIN OTHER CONDITIONS IMPOSED BY THE SUPERINTENDENT AND THE FDIC. APPROVAL BY THE SUPERINTENDENT AND WRITTEN NOTICE OF NON-OBJECTION BY THE FDIC, HOWEVER, DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN.

GENERAL

     On January 11, 1996, the Board of Directors of the Bank adopted, and on March 11, 1996 amended, subject to approval by the Superintendent, the FDIC and the members of the Bank, the Plan, pursuant to which the Bank will be converted from an Ohio chartered mutual savings bank to an Ohio chartered stock savings bank as a wholly owned subsidiary of the Company. The Superintendent has approved the Plan, and the FDIC has provided written notice of non-objection of the Plan, subject to its approval by the members of the Bank at a special meeting (the "Special Meeting") called for that purpose to be held on __________ ___, 1996. The discussion in this section includes a summary of all significant provisions of the Plan and is qualified in its entirety by the Plan, which is attached as Exhibit A to the Bank's Proxy Statement which accompanies this Prospectus, or which can be obtained upon request from the Bank.

     The Conversion will be accomplished through the amendment of the Bank's existing Ohio Mutual Articles of Incorporation, Constitution and Bylaws to read in the form of proposed Ohio Stock Articles of Incorporation, Constitution and Bylaws to authorize the issuance of capital stock by the Bank. Under the Plan, the Company is offering shares of the Common Stock first to the Bank's Eligible Account Holders, second to the ESOP, third to Supplemental Eligible Account Holders, and fourth to Other Members.

     The Company is also concurrently offering the Common Stock to members of the general public in a Community Offering with preference given to natural persons and trusts of natural persons permanently residing in the Local Community. Subscriptions for the Common Stock received from members of the general public will be subject to availability of shares of Common Stock for purchase after satisfaction of all subscriptions in the Subscription Offering, to the maximum and minimum purchase limitations set forth in the Plan, and to the right of the Company to reject any such subscriptions, in whole or in part. Upon completion of the Conversion, the Bank will issue all of its newly issued shares of capital stock (100,000 shares) to the Company in exchange for up to 50% of the aggregate net proceeds from the sale of the Common Stock.

     Stock offering materials may be obtained at the Bank's office, where officers of the Bank are available to answer questions (but only to the extent such information is derived from this Prospectus) and to receive completed Order Forms for the Common Stock.

     State of Ohio and Federal regulations require, with certain exceptions, that at least the minimum number of shares offered in the Conversion must be sold in order for the Conversion to become effective. All shares of the Common Stock not sold in the Subscription Offering are expected to be sold in the Community Offering. State and Federal regulations further require that the Community Offering be completed within 45 days after completion of the Subscription Offering period unless such period is extended by the Bank with the approval of the regulatory authorities. If the Community Offering is determined not to be feasible, an occurrence that is not currently anticipated, the Board of Directors of the Bank will consult with the regulatory authorities to determine an appropriate alternative method of selling all unsubscribed shares of Common Stock offered in the Conversion. The Plan provides that the Conversion must be completed within 24 months after the date of the approval of the Plan by the members of the Bank and within 12 months of the date on which the Superintendent approves the Plan, unless extended.

     No sales of the Common Stock may be completed, either in the Subscription Offering or the Community Offering, unless the Plan is approved by the members of the Bank.

     The Community Offering is being commenced concurrently with the Subscription Offering. The completion of the Subscription Offering and Community Offering, however, is subject to market conditions and other factors beyond the Bank's control. No assurance can be given as to the length of time after approval of the Plan at the Special Meeting that will be required to complete the Community Offering or other sale of the Common Stock to be offered in the Conversion. If delays are experienced, significant changes may occur in the estimated pro forma market value of the Bank upon Conversion together with corresponding changes in the offering price and the net proceeds realized by the Bank from the sale of the Common Stock. The Bank would also incur substantial additional printing, legal and accounting expenses in completing the Conversion. In the event the Conversion is terminated, the Bank would be required to charge all Conversion expenses against current income.

BUSINESS PURPOSES

     Westwood Homestead, as a mutual savings bank, does not have stockholders and has no authority to issue capital stock. By converting to the stock form of organization, the Bank will be structured in the form used by commercial banks, most business entities and a growing number of savings institutions. The Conversion will be important to the future growth and performance of the Bank by providing a larger capital base on which the Bank may operate, enhanced future access to capital markets and ability to attract and retain qualified management through stock options, enhanced ability to diversify into other financial services related activities, and enhanced ability to render services to the public.

     The Board of Directors and management of Westwood Homestead believe that the stock form of organization is a preferred form (as opposed to the mutual form) of organization for a financial institution as evidenced in part by the decline in the number of mutual thrifts in existence.

     The Bank's Board of Directors has determined that the Conversion will be beneficial to the communities within its primary market area and persons residing within those communities. The Conversion will provide those persons with an opportunity to be an equity owner of the Bank through ownership in the Company. Westwood Homestead believes that by combining quality service and products with a local ownership base its customers and community members who become stockholders will be more inclined to do business with the Westwood Homestead. This is consistent with the Bank's objective of being a locally owned financial institution servicing local needs. Equity ownership will enable local stockholders to participate in the Bank's success and profitability through possible capital appreciation and dividends.

     The Bank's Board of Directors has formed the Company to serve as a holding company with the Bank as its subsidiary. The net proceeds from the sale of the Common Stock in the Conversion will substantially increase the Bank's capital position, which will in turn increase the amount of funds available for lending and investment and provide greater resources to support both current operations and for future expansion by the Bank. The holding company structure will provide greater flexibility than the Bank alone would have for diversification of business activities and geographic operations. Management believes that this increased capital and operating flexibility will enable the Bank to compete more effectively with other types of financial services organizations. In addition, the Conversion will also enhance the future access of the Company and the Bank to the capital markets.

     The Board of Directors also considered and determined that it is in the best interest of the Company and the Bank to implement the MRP and Option Plan in connection with the Conversion to recognize the contributions of the Company's and the Bank's management, Board and staff to the growth, success, and profitability of the Company, and to encourage through various stock related incentives the continued contributions of such persons to the Company and its business objectives.

EFFECT OF CONVERSION TO STOCK FORM ON DEPOSITORS AND BORROWERS OF THE BANK

     CONTINUITY. During the Conversion process, the normal business of Westwood Homestead of accepting deposits and making loans will continue without interruption. The Bank will continue to be subject to regulation by the Superintendent and the FDIC, and its FDIC insurance will continue without interruption. After the Conversion, the Bank will continue to provide services for depositors and borrowers under current policies and by its present management and staff.

     The directors serving the Bank at the time of the Conversion will serve as directors of the Bank after the Conversion. The directors of the Company will consist of the individuals currently serving on the Board of Directors of the Bank. All officers of the Bank at the time of the Conversion will retain their positions with the Bank after the Conversion.

     VOTING RIGHTS. Upon the completion of the Conversion, depositor and borrower members as such will have no voting rights in the Bank or the Company and will therefore not be able to elect directors of the Bank or the Company or to control their affairs. Currently, these rights are accorded to members of the Bank. Subsequent to the Conversion, voting rights will be vested exclusively in the stockholders of the Company which, in turn will own all of the stock of the Bank. Each holder of Common Stock shall be entitled to vote on any matter to be considered by the stockholders of the Company.

     DEPOSIT ACCOUNTS AND LOANS. THE BANK'S DEPOSIT ACCOUNTS, THE BALANCES OF THE INDIVIDUAL ACCOUNTS AND THE EXISTING FEDERAL DEPOSIT INSURANCE COVERAGE WILL NOT BE AFFECTED BY THE CONVERSION. Furthermore, the Conversion will not affect the loan accounts, the balances of these accounts, and the obligations of the borrowers under their individual contractual arrangements with the Bank.

     TAX EFFECTS. Westwood Homestead has received an opinion from its special counsel, Housley Kantarian & Bronstein, P.C., Washington, D.C., as to the material federal income tax consequences of the Conversion, including that the Conversion will constitute a reorganization under Section 368(a)(1)(F) of the Code. Among other things, the opinion also provides that, for federal income tax purposes: (i) no gain or loss will be recognized by the Bank in its mutual or stock form by reason of the Conversion; (ii) no gain or loss will be recognized by its account holders upon the issuance to them of accounts in the Bank in stock form immediately after the Conversion, in the same dollar amounts and on the same terms and conditions as their accounts at the Bank immediately prior to the Conversion; (iii) the tax basis of each account holder's interest in the liquidation account received in the Conversion will be equal to the value, if any, of that interest; (iv) the tax basis of the Common Stock purchased in the Conversion will be equal to the amount paid therefor increased, in the case of Common Stock acquired pursuant to the exercise of subscription rights, by the fair market value, if any, of such subscription rights exercised;
(v) the holding period of the Common Stock purchased pursuant to the exercise of subscription rights will commence upon the exercise of such holder's subscription rights and otherwise on the day following the date of such purchase; and

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

(vi) gain or loss will be recognized to account holders upon the receipt of liquidation rights and the receipt of subscription rights in the Conversion, to the extent such liquidation rights and subscription rights are deemed to have value, as discussed below.

     The opinion of Housley Kantarian & Bronstein, P.C. is based in part upon, and subject to the continuing validity in all material respects through the date of the Conversion of, various representations of the Bank and upon certain assumptions and qualifications, including that the Conversion is consummated in the manner and according to the terms provided in the Plan. Such opinion is also based upon the Code, regulations now in effect or proposed thereunder, current administrative rulings and practice and judicial authority, all of which are subject to change and such change may be made with retroactive effect. Unlike private letter rulings received from the IRS, an opinion of counsel is not binding upon the IRS and there can be no assurance that the IRS will not take a position contrary to the positions reflected in such opinion, or that such opinion will be upheld by the courts if challenged by the IRS.

     Housley Kantarian & Bronstein, P.C. has advised the Bank that an interest in a liquidation account has been treated by the IRS, in a series of private letter rulings which do not constitute formal precedent, as having nominal, if any, fair market value and therefore it is likely that the interests in the liquidation account established by the Bank as part of the Conversion will similarly be treated as having nominal, if any, fair market value. Accordingly, it is likely that such depositors of the Bank who receive an interest in such liquidation account established by the Bank pursuant to the Conversion will not recognize any gain or loss upon such receipt.

     Housley Kantarian & Bronstein, P.C. has further advised the Bank that the federal income tax treatment of the receipt of subscription rights pursuant to the Conversion is uncertain, and recent private letter rulings issued by the IRS have been in conflict. For instance, the IRS adopted the position in one private ruling that subscription rights will be deemed to have been received to the extent of the minimum pro rata distribution of such rights, together with the rights actually exercised in excess of such pro rata distribution, and with gain recognized to the extent of the combined fair market value of the pro rata distribution of subscription rights plus the subscription rights actually exercised. Persons who do not exercise their subscription rights under this analysis would recognize gain upon receipt of rights equal to the fair market value of such rights, regardless of exercise, and would recognize a corresponding loss upon the expiration of unexercised rights that may be available to offset the previously recognized gain. Under another IRS private ruling, subscription rights were deemed to have been received only to the extent actually exercised. This private ruling required that gain be recognized only if the holder of such rights exercised such rights, and that no loss be recognized if such rights were allowed to expire unexercised. There is no authority that clearly resolves this conflict among these private rulings, which may not be relied upon for precedential effect. However, based upon express provisions of the Code and in the absence of contrary authoritative guidance, Housley Kantarian & Bronstein, P.C. has provided in its opinion that gain will be recognized upon the receipt rather than the exercise of subscription rights. Further, also based upon a published IRS ruling and consistent with recognition of gain upon receipt rather than exercise of the subscription rights, Housley Kantarian & Bronstein, P.C. has provided in its opinion that the subsequent exercise of the subscription rights will not give rise to gain or loss. Regardless of the position eventually adopted by the IRS to resolve these private rulings, the tax consequences of the receipt of the subscription rights will depend, in part, upon their valuation for federal income tax purposes.

     If the subscription rights are deemed to have a fair market value, the receipt of such rights will be taxable to Eligible Account Holders, Supplemental Eligible Account Holders and other eligible members who exercise their subscription rights, even though such persons would have received no cash from which to pay taxes on such taxable income. The Bank could also recognize a gain on the distribution of such subscription rights in an amount equal to their aggregate fair market value. In the opinion of RP Financial, a financial consulting firm retained by the Company, whose opinion is not binding upon the IRS, the subscription rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are non-transferable and of short duration, and afford the recipients the right only to purchase shares of the Common Stock at a price equal to its estimated fair market value, which will be the same price as the price paid by purchasers in the Community Offering for unsubscribed shares of Common Stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences in the event that the subscription rights are deemed to have a fair market value. Because the fair market value, if any, of the subscription rights issued in the Conversion depends primarily upon the existence of those facts noted by RP Financial in its opinion rather than the resolution of legal issues, Housley Kantarian & Bronstein, P.C., has neither adopted the opinion of RP Financial as its own nor incorporated the opinion of RP Financial in its tax opinion issued in connection with the Conversion.

     The Bank has also received the opinion of KPMG Peat Marwick LLP that no gain or loss will be recognized as a result of the Conversion for purposes of Ohio income tax law.

     THE FEDERAL AND OHIO INCOME TAX DISCUSSION SET FORTH ABOVE DOES NOT PURPORT TO CONSIDER ALL ASPECTS OF FEDERAL AND OHIO INCOME TAXATION WHICH MAY BE RELEVANT TO EACH ELIGIBLE ACCOUNT HOLDER, SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDER AND OTHER MEMBER ENTITLED TO SPECIAL TREATMENT UNDER THE CODE OR OHIO LAW, RESPECTIVELY, SUCH AS TRUSTS, INDIVIDUAL RETIREMENT ACCOUNTS, OTHER EMPLOYEE BENEFIT PLANS, INSURANCE COMPANIES, ELIGIBLE ACCOUNT HOLDERS, SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS AND OTHER MEMBERS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. IN ADDITION TO CAREFULLY REVIEWING THE FOREGOING DISCUSSION, EACH ELIGIBLE ACCOUNT HOLDER, SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDER AND OTHER MEMBER SHOULD ALSO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISOR AS TO HIS OR HER OWN PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING THE RECEIPT AND EXERCISE OF SUBSCRIPTION RIGHTS, AND ALSO AS TO ANY LOCAL, FOREIGN OR OTHER FEDERAL OR STATE TAX CONSEQUENCES ARISING OUT OF THE CONVERSION.

     LIQUIDATION ACCOUNT. In the unlikely event of a complete liquidation of the Bank in its present mutual form, each holder of a deposit account in the Bank would receive his pro rata share of any assets of the Bank remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). His pro rata share of such remaining assets would be the same proportion of such assets as the value of his deposit account was to the total of the value of all deposit accounts in the Bank at the time of liquidation.

     After the Conversion, each deposit account holder on a complete liquidation would have a claim of the same general priority as the claims of all other general creditors of the Bank. Therefore, except as described below, his claim would be solely in the amount of the balance in his deposit account plus accrued interest. He would have no interest in the value of the Bank above that amount.


     The Plan provides for the establishment, upon the completion of the Conversion, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the net worth of the Bank as of the date of its latest statement of financial condition contained in the final prospectus. The liquidation account will be established as a memorandum account, (I.E., an account not appearing on the Bank's statements of financial condition). The liquidation account is not an escrow account and is established to provide a limited priority claim to the assets of the Bank after the Conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder would be entitled, on a complete liquidation of the Bank after Conversion, to an interest in the liquidation account. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in the liquidation account determined by multiplying the opening balance in the liquidation account by a fraction of which the numerator is the amount of the qualifying deposit in the related deposit account and the denominator is the total amount of the qualifying deposits of all Eligible Account Holders and Supplemental Eligible Account Holders in the Bank. However, if the amount in the qualifying deposit account on any annual closing date of the Bank (December 31) is less than the amount in such account on the relevant eligibility date, or any subsequent closing date, then the Eligible Account Holder's or Supplemental Eligible Account Holder's interest in the liquidation account would be reduced from time to time by an amount proportionate to any such reduction. If any such qualified deposit account is closed, the interest in the liquidation account will be reduced to zero.

     Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders were satisfied would be distributed to the entity or persons holding the Bank's capital stock at that time.

SUBSCRIPTION RIGHTS

     Nontransferable subscription rights to purchase stock have been issued to all persons entitled to purchase stock in the Subscription Offering at no cost to such persons. The amount of stock which these parties may purchase will be determined, in part, by the total stock to be issued, and the availability of stock for purchase under the categories set forth in the Plan. If the Community Offering, as described below, extends beyond 45 days following the expiration of the Subscription Offering, subscribers will have the opportunity to increase, decrease or rescind their orders to purchase stock submitted in the Subscription Offering. Preference categories have been established for the allocation of stock to the extent that said stock is available. These categories are as follows:


     SUBSCRIPTION CATEGORY NO. 1 is reserved for the Bank's Eligible Account Holders (I.E., depositors in the Bank on September 30, 1994) who will each receive nontransferable subscription rights to purchase up to $250,000 of Common Stock, when aggregated with purchases by an associate of such person or a group of persons acting in concert. Subscription rights received by officers and directors in this category based on their increased deposits in the Bank in the one-year period preceding September 30, 1994 the Eligibility Record Date are subordinated to the subscription rights of other Eligible Account Holders. In the event of an oversubscription, the available shares will be allocated among the subscribing Eligible Account Holders so that each such Eligible Account Holder, to the extent possible, will be allowed to purchase a number of shares sufficient to make his total allocation (including the number of shares of Common Stock, if any, allocated in accordance with Subscription Category No. 1) equal to 100 shares or the total amount of his subscription, whichever is less. Any shares not so allocated shall be allocated among the subscribing Eligible Account Holders on an equitable basis, related to their respective qualifying deposits, as compared to the total deposits of all subscribing Eligible Account Holders.


     TO ENSURE PROPER ALLOCATION OF STOCK, EACH ELIGIBLE ACCOUNT HOLDER IS REQUESTED TO LIST ON HIS OR HER ORDER FORM ALL ACCOUNTS AT THE BANK IN WHICH HE OR SHE HAS AN OWNERSHIP INTEREST. FAILURE TO LIST AN ACCOUNT COULD RESULT IN LESS SHARES BEING ALLOCATED THAN IF ALL ACCOUNTS HAD BEEN DISCLOSED.

     SUBSCRIPTION CATEGORY NO. 2 is reserved for the ESOP, which is expected to purchase 8% of the Common Stock. Subscriptions in this category will be filled only to the extent that there are sufficient shares of Common Stock remaining after satisfaction of subscriptions by Eligible Account Holders.


     SUBSCRIPTION CATEGORY NO. 3 is reserved for the Bank's Supplemental Eligible Account Holders (I.E., holders of a qualifying deposit account on __________ ___, 1996 who are not Eligible Account Holders) who will each receive nontransferable subscription rights to purchase up to $250,000 of Common Stock, when aggregated with purchases by an associate of such person or group of persons acting in concert to the extent available following subscriptions by Eligible Account Holders and the ESOP. Any subscription rights to purchase shares received by an Eligible Account Holder and the ESOP in accordance with a prior subscription category will reduce to the extent thereof the subscription rights to be distributed pursuant to this category. In the event of an oversubscription, the available shares will be allocated among the subscribing Supplemental Eligible Account Holders so that each such Supplemental Eligible Account Holder, to the extent possible, will be allowed to purchase a number of shares sufficient to make his total allocation (including the number of shares of Common Stock, if any, allocated in accordance with Subscription Category No.
1) equal to 100 shares or the total amount of his subscription, whichever is less. Any shares not so allocated shall be allocated among the subscribing Supplemental Eligible Account Holders on an equitable basis, related to their respective qualifying deposits, as compared to the total deposits of all subscribing Supplemental Eligible Account Holders.

     SUBSCRIPTION CATEGORY NO. 4 is reserved for Other Members (I.E., depositors as of __________ ___, 1996) who receive nontransferable subscription rights to purchase the Common Stock in an amount equal to $250,000 of Common Stock, when aggregated with purchases by an associate of such person or a group of persons acting in concert. In the event of an oversubscription, the available shares will be allocated among subscribing Other Members whose subscriptions remain unsatisfied so as to permit each subscribing Other Member, to the extent possible, to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares subscribed for by the Other Member. The shares remaining thereafter will be allocated among subscribing Other Members whose subscriptions remain unsatisfied on an equitable basis as determined by the Board of Directors.


     In addition to the purchase limitations described above, purchases by persons in the Conversion, when aggregated with purchases by their associates and groups acting in concert may not exceed $250,000 of the Common Stock issued in the Conversion except that the ESOP may purchase up to 10% of the total shares of Common Stock issued in the Conversion and shares purchased by the ESOP and attributable to any participant thereunder shall not be aggregated with shares purchased by such participation on any other purchaser. For more information, see "-- Limitations on Purchases of Shares."

     The Company will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for the Common Stock pursuant to the Plan reside. However, no person will be offered or allowed to purchase any Common Stock under the Plan if he resides in a foreign country or in a state of the United States with respect to which all of the following apply: (i) a small number of persons otherwise eligible to subscribe for shares under the Plan reside in such state; (ii) the granting of subscription rights or offer or sale of shares of the Common Stock to such persons would require the Company or the Bank or their employees to register under the securities laws of such state as a broker or dealer or to register or otherwise qualify its securities for sale in such state; and (iii) such registration or qualification would be impracticable for reasons of cost or otherwise. No payments will be made in lieu of the granting of subscription rights to any such person.

SUBSCRIPTION OFFERING

     EXPIRATION DATE OF SUBSCRIPTION OFFERING. The Subscription Offering will expire at __:__ _.m., Eastern Time, on __________ ___, 1996 unless extended by the Board of Directors of the Bank or the Company for up to an additional ___ days, to no later than __________, 1996. Such date and time are referred to herein as the "Expiration Date." Subscription rights not exercised prior to the Expiration Date will be void.

     Orders will not be executed by the Company until at least the minimum number of shares of Common Stock offered hereby have been subscribed for or sold. If all shares of the Common Stock have not been subscribed for or sold within 45 days of the end of the Subscription Offering (unless such period is extended with consent of the FDIC and the Superintendent), all funds delivered to the Company pursuant to the Subscription Offering will be promptly returned to the subscribers with interest and all charges to savings accounts will be rescinded.

     USE OF ORDER FORMS AND CERTIFICATION FORMS. Rights to subscribe may only be exercised by completion of Order Forms. Any person receiving an Order Form who desires to subscribe for shares of stock must do so prior to the Expiration Date by delivering (by mail or in person) to the office of Westwood Homestead a properly executed and completed Order Form, together with full payment for all shares for which the subscription is made. All checks or money orders must be made payable to "Westwood Homestead Financial Corporation." The Order Form must be received by the Expiration Date. All subscription rights under the Plan will expire on the Expiration Date, whether or not the Company has been able to
locate each person entitled to such subscription rights.   ONCE TENDERED,
SUBSCRIPTION ORDERS CANNOT BE REVOKED.

     Each subscription right may be exercised only by the person to whom it is issued and only for his or her own account. THE SUBSCRIPTION RIGHTS GRANTED UNDER THE PLAN ARE NONTRANSFERABLE; PERSONS WHO ATTEMPT TO TRANSFER THEIR SUBSCRIPTION RIGHTS MAY LOSE THE RIGHT TO PURCHASE COMMON STOCK IN THE CONVERSION AND MAY BE SUBJECT TO OTHER SANCTIONS AND PENALTIES IMPOSED BY THE SUPERINTENDENT AND THE FDIC. Each person subscribing for shares is required to represent to the Company that he or she is purchasing such shares for his or her own account and that he or she has no agreement or understanding with any other person for the sale or transfer of such shares.


     In the event Order Forms (i) are not delivered and are returned to the Company by the United States Postal Service or the Company is unable to locate the addressee, or (ii) are not returned or are received after the Expiration Date, or (iii) are defectively completed or executed, or (iv) are not accompanied by the full required payment for the shares subscribed for (including instances where a savings account or certificate balance from which withdrawal is authorized is insufficient to fund the amount of such required payment), the subscription rights of the person to whom such rights have been granted will lapse as though such person failed to return the completed Order Form within the time period specified. However, the Company or the Bank may, but will not be required to, waive any irregularity on any Order Form or require the submission of corrected Order Forms or the remittance of full payment for subscribed shares by such date as the Company or the Bank may specify. The interpretation by the Company and the Bank of the terms and conditions of the Plan and of the Order Form will be final.

     PAYMENT FOR SHARES. Payment for all subscribed shares of Common Stock will be required to accompany all completed Order Forms for subscriptions to be valid. Payment for subscribed shares may be made (i) in cash, if delivered in person, (ii) by check or money order, or (iii) by authorization of withdrawal from deposit accounts maintained with the Bank. Appropriate means by which such withdrawals may be authorized are provided in the order forms. Once such a withdrawal has been authorized, none of the designated withdrawal amount may be used by a subscriber for any purpose other than to purchase stock for which subscription has been made while the Plan remains in effect. In the case of payments authorized to be made through withdrawal from deposit accounts, all sums authorized for withdrawal will continue to earn interest at the contract rate until the date of consummation of the sale. In the case of payments made in cash or by check or money order, such funds will be placed in a segregated savings account at the Bank and interest will be paid at the Bank's passbook yield (currently 2%) from the date payment is received until the Conversion is completed or terminated. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares; however, if a partial withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate evidencing the remaining balance will earn interest at the Bank's passbook yield (currently 2%) subsequent to the withdrawal. An executed Order Form, once received by the Company, may not be modified, amended or rescinded without the consent of the Company, unless the Conversion is not completed within 45 days of the termination of the Subscription Offering. If an extension of the period of time to complete the Conversion is approved by the Superintendent and the FDIC, subscribers will be resolicited and must affirmatively reconfirm their orders prior to the expiration of the resolicitation offering, or their subscription funds will be promptly refunded. Subscribers may also modify or cancel their subscriptions. Interest will be paid on such funds at the Bank's passbook yield (currently 2% per annum) during the 45-day period and any approved extension period.

     Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of Common Stock in the Subscription and Community Offerings, provided that such IRAs are not maintained at Westwood Homestead. Persons with IRAs maintained at Westwood Homestead must have their accounts transferred to an unaffiliated institution or broker to purchase shares of Common Stock in the Subscription and Community Offerings. Depositors interested in using funds in a Westwood Homestead IRA to purchase Common Stock should contact Westwood Homestead's Stock Information Center at (___) ___-____ as soon as possible so that the necessary forms may be forwarded for execution and returned prior to the Expiration Date of the Subscription Offering.

     SHARES PURCHASED. Certificates representing shares of the Common Stock will be delivered to subscribers as soon as practicable after closing of the Conversion.

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COMMUNITY OFFERING

     Concurrently with the Subscription Offering, the Company is offering shares of the Common Stock in a Community Offering. Orders for the Common Stock in the Community Offering will be filled to the extent such shares remain available after satisfaction of all orders received in the Subscription Offering. THE COMMUNITY OFFERING IS EXPECTED TO TERMINATE ON __________ ___, 1996 BUT MAY TERMINATE AS LATE AS __________ ___, 1996. THE RIGHT OF ANY PERSON TO PURCHASE SHARES IN THE COMMUNITY OFFERING IS SUBJECT TO THE ABSOLUTE RIGHT OF THE COMPANY AND THE BANK TO ACCEPT OR REJECT SUCH PURCHASES IN WHOLE OR IN PART. THE COMPANY PRESENTLY INTENDS TO TERMINATE THE COMMUNITY OFFERING AS SOON AS IT HAS RECEIVED ORDERS FOR ALL SHARES AVAILABLE FOR PURCHASE IN THE CONVERSION.

     If all of the Common Stock offered in the Subscription Offering is subscribed for, no Common Stock will be available for purchase in the Community Offering and all funds submitted pursuant to the Community Offering will be promptly refunded with interest. In the event an insufficient number of shares are available to fill orders in the Community Offering, the available shares will be allocated by the Company in its discretion that a preference shall be given to natural persons and trusts of natural persons who are permanent residents of the Local Community. Orders received in the Community Offering shall first be filled up to a maximum of 2% of the stock being offered and thereafter remaining shares will be allocated on an equal number of shares per order until all orders have been filled. If the Community Offering extends beyond 45 days following the expiration of the Subscription Offering, subscribers will have the right to increase, decrease or rescind subscriptions for stock previously submitted. Purchasers in the Community Offering, together with their associates and groups acting in concert, are each eligible to purchase up to $250,000 of the Common Stock issued in the Conversion.

     Except as noted below, cash and checks received in the Community Offering will be placed in a segregated savings account at the Bank established specifically for this purpose. Interest will be paid on orders made by check, in cash or by money order at the Bank's passbook yield (currently 2%), from the date the payment is received by the Company until the consummation of the Conversion. In the event that the Conversion is not consummated for any reason, all funds submitted pursuant to the Community Offering will be promptly refunded with interest as described above.

SYNDICATED COMMUNITY OFFERING

     As part of the Community Offering, the Plan provides that, if feasible, all shares of Common Stock not purchased in the Subscription and Community Offerings, if any, may be offered for sale to the general public in a Syndicated Community Offering through selected dealers to be formed and managed by the Agents. The Syndicated Community Offering, if any, will be conducted to achieve the widest distribution of Common Stock subject to the Company and the Bank having the right to reject orders in whole or in part in their sole discretion in the Syndicated Community Offering. Neither the Agents nor any registered broker-dealer shall have any obligation to take or purchase any shares of the Common Stock in the Syndicated Community Offering.

     Common Stock sold in the Syndicated Community Offering will be sold at the same price as in the Subscription and Community Offerings.


     Individual purchasers in the Syndicated Community Offering may purchase up to $250,000 of the Common Stock with any associate or group of persons acting in concert. The Bank shall be directly responsible for the payment of selling commissions to other NASD firms and licensed brokers participating in the Syndicated Community Offering. Other firms may participate under a selected dealers arrangement and selected dealers may receive a fee of up to a maximum of 4% of the aggregate purchase price of the Common Stock sold by selected dealers in the Syndicated Community Offering. In addition, the Agents may receive a fee of 1.5% of the aggregate purchase price of any Common Stock sold in the Syndicated Community Offering.


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

     The Syndicated Community Offering will terminate no more than 45 days following the completion of the Subscription Offering, unless extended by the Company with the approval of the Superintendent and the FDIC.

LIMITATIONS ON PURCHASES OF SHARES

     The Plan provides for certain additional limitations to be placed upon the purchase of shares by eligible subscribers and others in the Conversion. Each subscriber must subscribe for a minimum of 25 shares. Additionally, no person by himself or herself or with an associate or group of persons acting in concert (other than tax-qualified employee stock benefit plans of the Bank or the Company) currently may purchase more than $250,000 of Common Stock in the Conversion, except that the ESOP may purchase up to 10% of the Common Stock to be issued in the Conversion, and shares purchased by the ESOP and attributable to a participant thereunder shall not be aggregated with shares purchased by such participant or any other purchaser of Common Stock in the Conversion. The ESOP is currently expected to purchase up to 8% of the shares of Common Stock issued in the Conversion. Officers and directors and their associates may not purchase, in the aggregate, more than 34% of the shares to be issued in the Conversion. For purposes of the Plan, the directors of the Company and the Bank are not deemed to be associates or a group acting in concert solely by reason of their Board membership.

     Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of the Bank, purchase limitations may be increased or decreased at the sole discretion of the Company and the Bank at any time. If such amount is increased after commencement of the Subscription and Community Offerings, subscribers for the maximum amount will be given the opportunity to increase their subscriptions up to the then applicable limit, subject to the rights and preferences of any person who has priority subscription rights. In the event that the purchase limitation is decreased after commencement of the Subscription and Community Offerings, the orders of any person who subscribed for the maximum number of shares of Common Stock shall be decreased by the minimum amount necessary so that such person shall be compliance with the then maximum number of shares permitted to be subscribed for by such person.

     The term "associate" of a person is defined to mean: (i) any corporation or other organization (other than the Bank, the Company or a majority-owned subsidiary of the Bank or the Company) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, such term shall not include a tax-qualified employee benefit plan; and (iii) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of the Bank or the Company any of its parents or subsidiaries. Directors are not treated as associates solely because of their Board membership.

     Each person purchasing Common Stock in the Conversion shall be deemed to confirm that such purchase does not conflict with the purchase limitations under the Plan of Conversion or otherwise imposed by law, rule or regulation. In the event that such purchase limitations are violated by any person (including any associate or group of persons affiliated or otherwise acting in concert with such person), the Company shall have the right to purchase from such person at the aggregate purchase price all shares acquired by such person in excess of such purchase limitations or, if such excess shares have been sold by such person, to receive the difference between the aggregate purchase price paid for such excess shares and the price at which such excess shares were sold by such person. This right of the Company to purchase such excess shares shall be assignable by the Company. IN ADDITION, PERSONS WHO VIOLATE THE PURCHASE LIMITATIONS MAY BE SUBJECT TO SANCTIONS AND PENALTIES IMPOSED BY THE SUPERINTENDENT AND THE FDIC.

     Stock purchased pursuant to the Conversion will be freely transferable, except for shares purchased by directors and officers of the Bank and the Company. See " -- Limitations on Resales by Management."

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

     In addition, under guidelines of the NASD, members of the NASD and their associates are subject to certain restrictions on the transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of such securities.

PLAN OF DISTRIBUTION AND MARKETING AGENT

     Offering materials for the Subscription and Community Offering initially will be distributed to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members by mail, with additional copies available by request at the stock information center located at the Bank's main office facility ("Stock Information Center"). In the Subscription Offering, officers and directors of the Bank will be available to answer questions about the Offerings and may also hold informational meetings for interested persons. Such officers and directors will not be permitted to make statements about the Bank unless such information is also set forth in the Prospectus, nor may they render investment advice. All subscribers for or purchasers of the shares to be offered will be instructed to send payment directly to the Bank, when such funds will be held in a segregated account and not released until all shares are sold or the Offerings are terminated.

     No officer, director or employee of Westwood Homestead or the Company will be compensated, directly or indirectly, for any activities in connection with the offer or sale of securities issued in the Conversion.

     The Bank has retained the Agents to consult with and advise the Bank and, to assist the Bank and the Company, on a best efforts basis, in the distribution of shares in the Offerings. The Agents are broker-dealers registered with the SEC and members of the NASD. The Agents will assist the Bank in the Conversion as follows: (i) by participating in the preparation of this Prospectus and the Proxy Statement, (ii) by training and educating the Bank's employees regarding the mechanics and the regulatory requirements of the Conversion process; (iii) by conducting informational meetings for subscribers, (iv) by organizing the sale efforts in the Bank's local communities, and (v) by keeping records of all stock subscriptions.


     If the shares of Common Stock are not sold through the Subscription and Community Offering, then the Company expects to offer the remaining shares in a Syndicated Community Offering which would occur as soon as practicable following the close of the Subscription and Direct Community Offering but may commence during the Subscription and Direct Community Offering, subject to the prior rights of subscribers. All shares of Common Stock will be sold at the same price per share in the Syndicated Community Offering as in the Subscription and Direct Community Offering. In the event of a Syndicated Community Offering, selected dealers may receive a fee of up to a maximum of 4% of the aggregate purchase price of the Common Stock sold by such selected dealers in the Syndicated Community Offering. In addition, the Agents may receive a fee of 1.5% of the aggregate Purchase Price of the Common Stock sold in the Syndicated Community Offering.



     Based upon negotiations between the Agents on the one hand and the Company and the Bank on the other hand concerning fee structure, the Agents will receive a management fee of $25,000. Further, the Agents shall receive a fee of $225,000 upon consummation of the Conversion; however, this fee will be reduced dollar for dollar by any commissions paid to the Agents in a Syndicated Community Offering, if any. Fees and commissions paid to the Agents and to any other selected dealers may be deemed to be underwriting fees, and the Agents and such selected dealers may be deemed to be underwriters. The Agents will also be reimbursed for their reasonable out-of-pocket expenses, including legal fees, not to exceed $30,000 in the aggregate.


     The Company and the Bank have also agreed to indemnify Webb against liabilities and expenses (including legal fees) incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering material for the Common Stock or with regard to allocations of shares (in the event of oversubscription) or determinations of eligibility to purchase shares.

     In the event the Bank is unable to find purchasers from the general public for all unsubscribed shares, other purchase arrangements will be made by the Board of Directors of the Bank, if feasible. Such other arrangements

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

will be subject to the approval of the FDIC and the Superintendent. The FDIC and the Superintendent may grant one or more extensions of the offering period, provided that (1) no single extension exceeds 90 days, (2) subscribers are given the right to increase, decrease or rescind their subscriptions during the extension period, and (3) the extensions do not go more than two years beyond the date on which the members approved the Plan. If the Conversion is not completed by ______________________ (or, if the Subscription, Direct Community and Syndicated Community Offerings are fully extended, by _____________________), either all funds received will be returned with interest (and withdrawal authorizations canceled) or, if the FDIC and the Superintendent have granted an extension of such period, all subscribers will be given the right to increase, decrease or rescind their subscriptions at any time prior to 20 days before the end of the extension period. If an extension of time is obtained, all subscribers will be notified of such extension and of their rights to modify their orders. If an affirmative response to any resolicitation is not received by the Company from a subscriber, the subscriber's order will be rescinded and all funds received will be promptly returned with interest (or withdrawal authorizations will be canceled). No single extension can exceed 90 days.

DESCRIPTION OF SALES ACTIVITIES

     The Common Stock will be offered in the Subscription and Community Offering principally by the distribution of this Prospectus and through activities conducted at the Stock Information Center. The Stock Information Center is expected to operate during normal business hours throughout the Subscription and Community Offering. It is expected that at any particular time, one or more of the Agent's employees will be working at the Stock Information Center. Such employees of the Agents will be responsible for mailing materials relating to the Subscription and Community Offering, responding to questions regarding the Conversion and the Subscription and Community Offering and processing stock orders.

     The Stock Information center will be located at the main office of the Bank. A conspicuous legend that the Common Stock is not a federally-insured or guaranteed deposit or account appears on the Common Stock certificate and on all offering documents used in connection with the Conversion. Any person purchasing the Common Stock from the Bank's main office will be required to sign a certification form that the Common Stock is not a federally-insured or guaranteed instrument and that the purchaser has received a Prospectus and understands the investment risks involved.


     Sales of Common Stock will be made by registered representatives affiliated with the Agents or by the selected dealers managed by the Agents. The management and employees of the Bank may participate in the Offerings in clerical capacities, providing administrative support in effecting sales transactions or answering questions of a mechanical nature relating to the proper execution of the Order Form. Management of the Bank may answer questions regarding the business of the Bank. Other questions of prospective purchasers, including questions as to the advisability or nature of the investment, will be directed to registered representatives. The management and employees of the Bank have been instructed not to solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock.


     None of the Bank's employees or directors who participate in the Subscription and Community Offering, either in the Stock Information Center or otherwise, will receive any special compensation or other remuneration for such activities.

     None of the Bank's personnel participating in the Subscription and Community Offering are registered or licensed as a broker or dealer or an agent of a broker or dealer. The Bank's personnel will assist in the above-described sales activities pursuant to an exemption from registration as a broker or dealer provided by Rule 3a4-1 promulgated under the Exchange Act. Rule 3a4-1 generally provides that an "associated person of an issuer" of securities shall not be deemed a broker solely by reason of participation in the sale of securities of such issuer if the associated person meets certain conditions. Such conditions include, but are not limited to, that the associated person participating in the sale of an issuer's securities not be compensated in connection therewith at the time of participation, that such person not be associated with a broker or dealer and that such person observe certain limitations on his participation in the sale of securities. For purposes of this exemption, "associated person of an issuer" is defined to include any person who is a director, officer or employee of the issuer or a company that controls, is controlled by or is under common control with the issuer.

STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED

     RP Financial, which is experienced in the evaluation and appraisal of savings institutions involved in the conversion process, has been retained by the Bank to prepare an appraisal of the estimated pro forma market value of the Common Stock to be sold pursuant to the Conversion. RP Financial will receive a fixed fee of $22,500 for its appraisal services. The Bank has also agreed to pay RP Financial a fee of $17,500 to assist the Bank in the preparation of a business plan. The Bank has further agreed to reimburse RP Financial for its out-of-pocket expenses incurred in connection with the preparation of the appraisal and the business plan up to a maximum of $5,000 and to indemnify RP Financial under certain circumstances against any losses, damages, expenses or liability arising out of the Bank's engagement of RP Financial for the appraisal.


     RP Financial has determined as of March 1, 1996 and updated as of June 14, 1996, that the estimated pro forma market value of the stock to be issued by the Company in the Conversion was $21.5 million. In determining the reasonableness and adequacy of the appraisal submitted by RP Financial, the Board of Directors of the Bank and the Company reviewed with RP Financial the methodology and the appropriateness of assumptions used by RP Financial in preparing the appraisal. The Company, in consultation with Charles Webb & Company, has determined to offer the shares in the Conversion at a price of $10.00 per share. The price per share was determined based on a number of factors, including the market price per share of the stock of other financial institutions. Regulations administered by the Superintendent and the FDIC require, however, that the appraiser establish a range of value for the stock of approximately 15% on either side of the estimated value to allow for fluctuations in the aggregate value of the stock due to changes in the market and other factors from the time of commencement of the Subscription Offering until completion of the Community Offering. Accordingly, RP Financial has established a range of value of from $18.28 million to $24.73 million for the Conversion. RP Financial will either confirm the continuing validity of its appraisal or provide an updated appraisal immediately prior to the completion of the Conversion.



     Should it be determined at the close of the offering that the aggregate pro forma market value of the Common Stock is higher or lower than $21.0 million, but is nonetheless within the Current Valuation Range or within 15% of the maximum of such range, the Company will make an appropriate adjustment by raising or lowering by no more than 15% the total number of shares being offered (within a range from 1,827,500 shares to 2,472,500 shares). Unless permitted by the Company or otherwise required by the Superintendent or the FDIC, no resolicitation of subscribers and other purchasers will be made because of any such change in the number of shares to be issued unless the aggregate purchase price of the Common Stock sold in the Conversion is below the minimum of the Current Valuation Range or is more than $28.43 million, or 2,843,375 shares (I.E., 15% above the maximum of the Current Valuation Range). If the aggregate purchase price falls outside the range of from $18.28 million to $28.43 million, subscribers and other purchasers will be resolicited and given the opportunity to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation, or their subscription funds will be promptly refunded with interest at the Bank's passbook yield (currently 2%). Subscribers will also be given the opportunity to increase, decrease or rescind their orders. Any change in the Current Valuation Range must be approved by the Superintendent and the FDIC. THE ESTABLISHMENT OF ANY NEW PRICE RANGE MAY BE EFFECTED WITHOUT A RESOLICITATION OF VOTES FROM THE BANK'S MEMBERS TO APPROVE THE CONVERSION FROM MUTUAL TO STOCK FORM.


     THE APPRAISAL IS NOT INTENDED, AND MUST NOT BE CONSTRUED, AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING THE COMMON STOCK. IN PREPARING THE VALUATION, RP FINANCIAL HAS RELIED UPON AND ASSUMED THE ACCURACY AND COMPLETENESS OF FINANCIAL AND STATISTICAL INFORMATION PROVIDED BY THE BANK AND THE COMPANY. RP FINANCIAL DID NOT INDEPENDENTLY VERIFY THE FINANCIAL STATEMENTS AND OTHER INFORMATION PROVIDED

BY THE BANK AND THE COMPANY, NOR DID RP FINANCIAL VALUE INDEPENDENTLY THE ASSETS AND LIABILITIES OF THE BANK AND THE COMPANY. THE VALUATION CONSIDERS THE BANK AND THE COMPANY ONLY AS A GOING CONCERN AND SHOULD NOT BE CONSIDERED AS AN INDICATION OF THE LIQUIDATION VALUE OF THE BANK AND THE COMPANY. MOREOVER, BECAUSE SUCH VALUATION IS NECESSARILY BASED UPON ESTIMATES AND PROJECTIONS OF A NUMBER OF MATTERS, ALL OF WHICH ARE SUBJECT TO CHANGE FROM TIME TO TIME, NO ASSURANCE CAN BE GIVEN THAT PERSONS PURCHASING THE COMMON STOCK WILL THEREAFTER BE ABLE TO SELL SUCH SHARES AT PRICES EQUAL TO OR ABOVE THE PRICE OR PRICES PAID FOR IT. COPIES OF THE APPRAISAL REPORT OF RP FINANCIAL SETTING FORTH THE METHOD AND ASSUMPTIONS FOR SUCH APPRAISAL ARE ON FILE AND AVAILABLE FOR INSPECTION AT THE OFFICES SET FORTH IN "ADDITIONAL INFORMATION" AND AT THE MAIN OFFICE OF THE BANK. FURTHER, ANY SUBSEQUENT UPDATED APPRAISAL ALSO WILL BE FILED WITH THE SEC AND WILL BE AVAILABLE FOR INSPECTION.

REGULATORY RESTRICTIONS ON ACQUISITION OF THE COMMON STOCK

     With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking. The activities of the Company are subject to these legal and regulatory limitations under the BHCA and the related Federal Reserve Board regulations. Notwithstanding the Federal Reserve Board's prior approval of specific nonbanking activities, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

     Under the BHCA, a bank holding company must obtain the prior approval of the Federal Reserve Board before (1) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Satisfactory financial condition, particularly with regard to capital adequacy, and satisfactory Community Reinvestment Act ("CRA") ratings generally are prerequisites to obtaining federal regulatory approval to make acquisitions.

     The BHCA prohibits the Federal Reserve Board from approving an application by a bank holding company to acquire voting shares of a bank located outside the state in which the operations of the holding company's bank subsidiaries are principally conducted, unless such an acquisition is specifically authorized by state law. See " -- Interstate Banking." The BHCA does not place territorial restrictions on the activities of non-bank subsidiaries of bank holding companies.

     Under the BHCA, any company must obtain approval of the Federal Reserve Board prior to acquiring control of the Company or the Bank. For purposes of the BHCA, "control" is defined as ownership of more than 25% of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the Company or the Bank. In addition, the Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person or persons acting in concert (except for companies required to make application under the BHCA), to file a written notice with the Federal Reserve Board before such person or persons may acquire control of the Company or the Bank. The Change in Bank Control Act defines "control" as the power, directly or indirectly, to vote 25% or more of any voting securities or to direct the management or policies of a bank holding company or an insured bank.

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RESTRICTIONS ON REPURCHASE OF STOCK


     As a bank holding company, the Company will be required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are "well-capitalized," received one of the two highest examination ratings at their last examination and are not the subject of any unresolved supervisory issues.


LIMITATIONS ON RESALES BY MANAGEMENT

     Shares of the Common Stock purchased by directors or officers of the Company and the Bank in the Conversion will be subject to the restriction that such shares may not be sold for a period of one year following completion of the Conversion, except in the event of the death of the original purchaser or in any exchange of such shares in connection with a merger or acquisition of the Company. Accordingly, shares of the Common Stock issued by the Company to directors and officers shall bear a legend giving appropriate notice of the restriction imposed upon it and, in addition, the Company will give appropriate instructions to the transfer agent for the Common Stock with respect to the applicable restriction for transfer of any restricted stock. Any shares issued to directors and officers as a stock dividend, stock split or otherwise with respect to restricted stock shall be subject to the same restrictions. Shares acquired otherwise than in the Conversion, such as through the exercise of options granted under the Option Plan, would not be subject to such restrictions. To the extent directors and officers are deemed affiliates of the Company, all shares of the Common Stock acquired by such directors and officers will be subject to certain resale restrictions and may be resold pursuant to Rule 144 under the Securities Act.

INTERPRETATION AND AMENDMENT OF THE PLAN

     To the extent permitted by law, all interpretations of the Plan by the Bank will be final. The Plan provides that, if deemed necessary or desirable by the Board of Directors, the Plan may be substantively amended by the Board of Directors at any time prior to submission of the Plan and proxy materials to the Bank's members. After submission of the Plan and proxy materials to the members, the Plan may be amended by the Board of Directors at any time prior to the Special Meeting and at any time following the Special Meeting with the concurrence of the Superintendent and the FDIC. In its discretion, the Board of Directors may modify or terminate the Plan upon the order of the regulatory authorities without a resolicitation of proxies or another Special Meeting.

     The Plan further provides that in the event that mandatory new regulations pertaining to conversions are adopted prior to completion of the Conversion, the Plan will be amended to conform to such regulations without a resolicitation of proxies or another Special Meeting. In the event that new conversion regulations adopted by the Superintendent or the FDIC or any successor agency prior to completion of the Conversion contain optional provisions, the Plan may be amended to utilize such optional provisions at the discretion of the Board of Directors without a resolicitation of proxies or another Special Meeting. By adoption of the Plan, the Bank's members will be deemed to have authorized amendment of the Plan under the circumstances described above.

     Should amendment of the Plan significantly affect the terms of the offering, the Company will conduct an affirmative resolicitation of the persons subscribing for the Common Stock in the offering, to the extent required by law.

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CONDITIONS AND TERMINATION

     Completion of the Conversion requires the approval of the Plan by the affirmative vote of not less than three-fifths of the total number of votes of the members of Westwood Homestead eligible to be cast at the Special Meeting and the sale of at least the minimum number of shares offered in the Conversion within 24 months following approval of the Plan by the members and within 12 months of the date on which the Superintendent approves the Plan, unless extended. If these conditions are not satisfied, the Plan will be terminated and Westwood Homestead will continue its business in the mutual form of organization. The Plan may be terminated by the Board of Directors at any time prior to the Special Meeting and, with the approval of the Superintendent and the FDIC, by the Board of Directors at any time thereafter.



         CERTAIN RESTRICTIONS ON ACQUISITION OF THE COMPANY AND THE BANK

FEDERAL LIMITATIONS

     The Change in Bank Control Act provides that no "person," acting directly or indirectly, or through or in concert with one or more persons, other than a company, may acquire control of a bank holding company unless at least 60 days prior written notice is given to the FRB and the FRB has not objected to the proposed acquisition.

     The BHCA prohibits any "company," directly or indirectly or acting in concert with one or more other persons, or through one or more subsidiaries or transactions, from acquiring control of an insured institution without the prior approval of the FRB. In addition, any company that acquires such control becomes a "bank holding company" subject to registration, examination and regulation of a bank holding company by the FRB.

     The term "control" for purposes of the Change in Bank Control Act and the BHCA includes the power, directly or indirectly, to vote more than 25% of any class of voting stock of the savings bank or to control, in any manner, the election of a majority of the directors of the savings bank. It also includes a determination by the FRB that such company or person has the power, directly or indirectly, to exercise a controlling influence over or to direct the management or policies of the savings bank.

     FRB regulations also set forth certain "rebuttable control determinations" which arise upon (a) the acquisition of any voting securities of a bank holding company if, after the transaction, the acquiring person (or persons acting in concert) owns, controls, or holds with power to vote 25 percent or more of any class of voting securities of the institution; or (b) the acquisition of any voting securities of a bank holding company if, after the transaction, the acquiring person (or persons acting in concert) owns, controls, or holds with power to vote 10 percent or more (but less than 25 percent) of any class of voting securities of the institution, and if (i) the institution has registered securities under Section 12 of the Exchange Act or (ii) no other person will own a greater percentage of that class of voting securities immediately after the transaction.

     The regulations also specify the criteria which the FRB uses to evaluate control applications. The FRB is empowered to disapprove an acquisition of control if it finds, among other things, that (i) the acquisition would substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the institution or its depositors, or (iii) the competency, experience, or integrity of the acquiring person indicates that it would not be in the interest of the depositors, the institution, or the public to permit the acquisition of control by such person.

INDIANA BUSINESS CORPORATION LAW

     The IBCL contains a statute designed to provide Indiana corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Chapter 43 of the IBCL, among other things, prohibits the Company from engaging in certain business combinations (including a merger) with a person who is the beneficial owner of 10% or more of the Company's outstanding voting stock (an Interested Stockholder) during the five-year period following the date such person became an Interested Stockholder. This restriction does not apply if (1) before such person became an Interested Stockholder, the Board of Directors approved the transaction in which the Interested Stockholder becomes an Interested Stockholder or approved the business combination; or (2) upon consummation of the transaction which resulted in the stockholder's becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company may exempt itself from the requirements of the statute by adopting an amendment to its Articles of Incorporation. At the present time, the Board of Directors does not intend to propose any such amendment.

     In addition, the Indiana Control Share Acquisitions Statute provides that if shares are acquired equal to or greater than certain thresholds of voting power (that is, 20%, 33 1/3% and 50% of all voting shares), the shares will not be entitled to any voting rights unless specifically granted by the adoption of a resolution by the holders of at least a majority of the shares entitled to vote. In addition, in the event a control share acquisition of a majority of the outstanding shares of stock is made and voting rights are approved for these shares, the remaining stockholders will be entitled to have their shares redeemed at fair value by the corporation.



                        CERTAIN ANTI-TAKEOVER PROVISIONS
                   IN THE ARTICLES OF INCORPORATION AND BYLAWS

     While the Boards of Directors of Westwood Homestead and the Company are not aware of any effort that might be made to obtain control of the Company after Conversion, the Board of Directors, as discussed below, believes that it is appropriate to include certain provisions as part of the Company's Articles of Incorporation to protect the interests of the Company and its stockholders from hostile takeovers which the Board of Directors might conclude are not in the best interests of the Bank, the Company or the Company's stockholders. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult.

     The following discussion is a general summary of the material provisions of the Articles of Incorporation and Bylaws of the Company which may be deemed to have such an "anti-takeover" effect. The description of these provisions is necessarily general and reference should be made in each case to the Articles of Incorporation and Bylaws of the Company. For information regarding how to obtain a copy of these documents without charge, see "Additional Information."

BOARD OF DIRECTORS


     Certain provisions of the Company's Articles of Incorporation and Bylaws will impede changes in control of the Board of Directors of the Company. The Articles of Incorporation provide that the Board of Directors is to be divided into three classes, as nearly equal in number as possible, which shall be elected for staggered three-year terms.



     The Company's Articles of Incorporation provide that a director may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the directors then in office. The Articles of Incorporation further provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a two-thirds vote of the directors then in office.


STOCKHOLDER VOTE REQUIRED TO APPROVE BUSINESS COMBINATIONS WITH PRINCIPAL STOCKHOLDERS


     The Company's Articles of Incorporation require the approval of the holders of (i) at least 80% of the Company's outstanding shares of voting stock, and
(ii) at least a majority of the Company's outstanding shares of voting stock, not including shares held by a "Related Person," to approve certain "Business Combinations" as defined therein, and related transactions. Under the IBCL, absent this provision, Business Combinations, including mergers, consolidations and sales of substantially all of the assets of the Company must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of the Common Stock. For a discussion of an exception to the majority approval requirement under Indiana law, see "Certain Restrictions on Acquisition of the Company and the Bank -- Indiana Business Corporation Law." The increased voting requirements in the Company's Articles of Incorporation apply in connection with business combinations involving a "Related Person," except in cases where the proposed transaction has been approved in advance by a majority of those members of the Company's Board of Directors who are unaffiliated with the Related Person and who were directors prior to the time when the Related Person became a Related Person (the "Continuing Directors"). The term "Related Person" is defined to include any individual, corporation, partnership or other entity which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of common stock of the Company. A "Business Combination" is defined to include (i) any merger or consolidation of the Company with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition of all or a substantial part of the assets of the Company or of a subsidiary to any Related Person (the term "substantial part" is defined to include more than 25% of the Company's total assets); (iii) any merger or consolidation of a Related Person with or into the Company or a subsidiary of the Company; (iv) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a Related Person to the Company or a subsidiary of the Company; (v) the issuance of any securities of the Company or a subsidiary of the Company to a Related Person; (vi) the acquisition by the Company of any securities of the Related Person; (vii) any reclassification of the Common Stock, or any recapitalization involving the Common Stock; and (viii) any agreement, contract or other arrangement providing for any of the above transactions.


LIMITATIONS ON CALL OF MEETINGS OF STOCKHOLDERS


     The Company's Articles of Incorporation provide that special meetings of stockholders may only be called by the Company's Board of Directors, an appropriate committee appointed by the Board of Directors, the Chairman of the Board of Directors, or by the President of the Company. Stockholders are not authorized to call a special meeting, and stockholder action may be taken only at a special or annual meeting of stockholders or without a meeting only if such action is taken by all the stockholders entitled to vote on the action and the action is evidenced by one or more written consents describing the action taken and signed by all the stockholders entitled to vote on the action.

ABSENCE OF CUMULATIVE VOTING

     The Company's Articles of Incorporation provide that there shall not be cumulative voting by stockholders for the election of the Company's directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a meeting of stockholders may, if they so choose, elect all directors of the Company to be selected at that meeting, thus precluding minority stockholder representation on the Company's Board of Directors.

RESTRICTIONS ON ACQUISITIONS OF SECURITIES

     The Articles of Incorporation provide that for a period of five years from the effective date of the Conversion, no person may acquire or offer to acquire, directly or indirectly, the beneficial ownership of more than 10% of any class of equity security of the Company, unless such offer or acquisition shall have been approved in advance by a two-thirds vote of the Company's Continuing
Directors.   This provision does not apply to any employee stock benefit plan of the Company. In addition, during such five-year period, no shares beneficially owned in violation of the foregoing percentage limitation, as determined by the Company's Board of Directors, shall be entitled to vote in connection with any matter submitted to stockholders for a vote. Under the Company's Articles of Incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically. In order to prevent the imposition of such restrictions, the Board of Directors must take affirmative action approving in advance a particular offer to acquire or acquisition.
Unless the Board took such affirmative action, the provision would operate to restrict the voting by beneficial owners of more than 10% of the Company's Common Stock in a proxy contest.

BOARD CONSIDERATION OF CERTAIN NONMONETARY FACTORS IN THE EVENT OF AN OFFER BY ANOTHER PARTY

     The Articles of Incorporation of the Company require the Board of Directors, in evaluating a Business Combination or a tender or exchange offer, to consider, in addition to the adequacy of the amount to be paid in connection with any such transaction, certain specified factors and any other factors the Board deems relevant, including (i) the social and economic effects of the transaction on the Company and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which the Company and its subsidiaries operate or are located; (ii) the business and financial condition and earnings prospects of the acquiring person or entity; and (iii) the competence, experience and integrity of the acquiring person or entity and its or their management. By having the standards in the Articles of Incorporation of the Company, the Board of Directors may be in a stronger position to oppose any proposed business combination, tender or exchange offer if the Board concludes that the transaction would not be in the best interest of the Company, even if the price offered is significantly greater than the then market price of any equity security of the Company.

AUTHORIZATION OF PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of up to 1,000,000 shares of preferred stock, which conceivably would represent an additional class of stock required to approve any proposed acquisition. The Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. Issuance of the preferred stock could adversely affect the relative voting rights of holders of the Common Stock. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The Board of Directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board of Directors deems to be in the best interests of the Company and its stockholders. This preferred stock, none of which has been issued by the Company, together with authorized but unissued shares of Common Stock (the Articles of Incorporation authorizes the issuance of up to 15,000,000 shares of Common Stock), also could represent additional capital required to be purchased by the acquiror.

PROCEDURES FOR STOCKHOLDER NOMINATIONS

     The Company's Articles of Incorporation provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to the Secretary of the Company not less than 30 or more than 60 days in advance of the meeting. "New business" within the meaning of this provision will be interpreted by the Company to exclude shareholder proposals which must be included in the Company's proxy solicitation materials pursuant to Rule 14a-8 under the Exchange Act.

AMENDMENT OF BYLAWS

     The Company's Articles of Incorporation provide that the Company's Bylaws may be amended only by the Company's Board of Directors. The Bylaws cannot be made, repealed, amended or rescinded by the stockholders of the Corporation.
The Company's Bylaws contain numerous provisions concerning the Company's governance, such as fixing the number of directors and determining the number of directors constituting a quorum. By reducing the ability of a potential corporate raider to make changes in the Company's Bylaws and to reduce the authority of the Board of Directors or impede its ability to manage the Company, this provision could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy of the acquiror.

AMENDMENT OF ARTICLES OF INCORPORATION

     The Company's Articles of Incorporation provide that specified provisions contained in the Articles of Incorporation may not be repealed or amended except upon the affirmative vote of not less than 80% of the outstanding shares of the Company's stock entitled to vote generally in the election of directors, after giving effect to any limits on voting rights. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by Indiana law for the repeal or amendment of a certificate provision. The specific provisions are those (i) governing the calling of special meetings, the absence of cumulative voting rights and the requirement that stockholder action be taken only at annual or special meetings, (ii) requiring written notice to the Company of nominations for the election of directors and new business proposals, (iii) governing the number of the Company's Board of Directors, the filling of vacancies on the Board of Directors and classification of the Board of Directors, (iv) providing the mechanism for removing directors, (v) limiting the acquisition of more than 10% of the capital stock of the Company or the Bank (except, with the prior approval of the Continuing Directors of the Company),
(vi) governing the requirement for the approval of certain Business Combinations involving a "Related Person," (vii) regarding the consideration of certain nonmonetary factors in the event of an offer by another party, (viii) providing for the indemnification of directors, officers, employees and agents of the Company, (ix) pertaining to the elimination of the liability of the directors to the Company and its stockholders for monetary damages, with certain exceptions, for breach of fiduciary duty, and (x) governing the required stockholder vote for amending the Articles of Incorporation or Bylaws of the Company. This provision is intended to prevent the holders of less than 80% of the outstanding stock of the Company from circumventing any of the foregoing provisions by amending the Articles of Incorporation to delete or modify one of such provisions. This provision would enable the holders of more than 20% of the Company's voting stock to prevent amendments to the Company's Articles of Incorporation or Bylaws, even if such amendments were favored by the holders of a majority of the voting stock.

BENEFIT PLANS

     In addition to the provisions of the Company's Articles of Incorporation and Bylaws described above, certain benefit plans of the Company and Westwood Homestead adopted in connection with the Conversion contain provisions which also may discourage hostile takeover attempts which the Boards of Directors of the Company and the Bank might conclude are not in the best interests of the Company, the Bank or the Company's stockholders. For a description of the benefit plans and the provisions of such plans relating to changes in control of the Company or the Bank, see "Management of the Bank -- Certain Benefit Plans and Agreements."

THE PURPOSE OF AND ANTI-TAKEOVER EFFECT OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The Boards of Directors of the Company and Westwood Homestead believe that the provisions described above reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. These provisions will also assist the Company and the Bank in the orderly deployment of the net proceeds of the Conversion into productive assets during the initial period after the Conversion. The Boards of Directors of the Company and the Bank believe these provisions are in the best interests of the Bank and of the Company and its stockholders. In the judgment of the Boards of Directors of the Company and the Bank, the Company's Board is in the best position to consider all relevant factors and to negotiate for what is in the best interests of the stockholders and the Company's other constituents. Accordingly, the Boards of Directors of the Company and the Bank believe that it is in the best interests of the Company and its stockholders to encourage potential acquirors to negotiate directly with the Company's Board of Directors and that these provisions will encourage such negotiations and discourage nonnegotiated takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Company and which is in the best interests of all stockholders.

     Attempts to acquire control of financial institutions and their holding companies have recently become increasingly common. Takeover attempts which have not been negotiated with and approved by the Board of Directors present to stockholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for the Company and stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Company's assets.

     An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders.

     Despite the belief of Westwood Homestead and the Company as to the benefits to stockholders of these provisions of the Company's Articles of Incorporation and Bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Company's Board, but pursuant to which the stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Company's Board of Directors and management more difficult and may tend to stabilize the Company's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable regulations, at any annual or special meeting of its stockholders after the Conversion, the Company may adopt additional Articles of Incorporation provisions regarding the acquisition of its equity securities that would be permitted to an Indiana corporation. The Company and the Bank do not presently intend to propose the adoption of further restrictions on the acquisition of the Company's equity securities.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The Company is authorized to issue 15,000,000 shares of the Common Stock and 1,000,000 shares of serial preferred stock, $0.01 par value per share. The Company currently expects to issue a maximum of 2,472,500 shares of the common Stock and no shares of serial preferred stock in the Conversion. The Company has reserved for future issuance under the Option Plan an amount of newly issued or treasury shares of the Common Stock equal to 10% of the shares to be issued in the Conversion and has reserved an amount of newly issued or treasury shares of the Common Stock equal to 4% of the shares to be issued in the Conversion for future issuance to the MRP. THE CAPITAL STOCK OF THE COMPANY WILL REPRESENT NONWITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE, AND WILL NOT BE INSURED BY THE FDIC.


COMMON STOCK

     VOTING RIGHTS. Each share of the Common Stock will have the same relative rights and will be identical in all respects with every other share of the Common Stock. The holders of the Common Stock will possess exclusive voting rights in the Company, except to the extent that shares of serial preferred stock issued in the future may have voting rights, if any. Each holder of shares of the Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of the Common Stock. See "Certain Anti-Takeover Provisions in the Articles of Incorporation and Bylaws -- Restrictions on Acquisitions of Securities," for a possible reduction in voting rights.

     DIVIDENDS. The Company may, from time to time, declare dividends to the holders of the Common Stock, who will be entitled to share equally in any such dividends. For information as to cash dividends, see "Dividends," "Regulation -
- - Regulation of the Bank -- Dividend Restrictions" and "Taxation."

     LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as holder of all the Bank's capital stock would be entitled to receive all assets of such institution after payment of all debts and liabilities of the Bank and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders of the Bank. In the event of a liquidation, dissolution or winding up of the Company, each holder of shares of the Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, a pro rata portion of all assets of the Company available for distribution to holders of the Common Stock. If any serial preferred stock is issued, the holders thereof may have a priority in liquidation or dissolution over the holders of the Common Stock.

     RESTRICTIONS ON ACQUISITION OF THE COMMON STOCK. See "Certain Restrictions on Acquisition of the Company and the Bank," "Certain Anti-Takeover Provisions in the Articles of Incorporation and Bylaws" and "The Conversion -- Regulatory Restrictions on Acquisition of the Common Stock" for discussions of the limitations on acquisition of shares of the Common Stock.

     OTHER CHARACTERISTICS. Holders of the Common Stock will not have preemptive rights with respect to any additional shares of the Common Stock which may be issued. The Common Stock is not subject to call for redemption, and the outstanding shares of the Common Stock when issued and upon receipt by the Company of the full purchase price therefor will be fully paid and nonassessable.

     TRANSFER AGENT AND REGISTRAR. Star Bank, Cincinnati, Ohio, will act as transfer agent and registrar for the Common Stock.

SERIAL PREFERRED STOCK

     None of the 1,000,000 authorized shares of serial preferred stock of the Company will be issued in the Conversion. After the Conversion is completed, the Board of Directors of the Company will be authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The serial preferred stock may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. If the Company were to issue serial preferred stock, it is possible that the interests of existing stockholders would be diluted.
The Board of Directors of the Company has no present intention to issue any of the serial preferred stock.


                            REGISTRATION REQUIREMENTS

     The Company will register its Common Stock with the SEC pursuant to the Exchange Act upon the completion of the Conversion and will not deregister said shares for a period of at least three years following the completion of the Conversion. Upon such registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of the Exchange Act will be applicable. The Company intends to have a fiscal year end of December 31.


                              LEGAL AND TAX MATTERS

     The legality of the Common Stock and the federal income tax consequences of the Conversion will be passed upon for the Company by Housley Kantarian & Bronstein, P.C., Washington, D.C. The Ohio income tax consequences of the Conversion have been opined upon by KPMG Peat Marwick LLP. Housley Kantarian & Bronstein, P.C. has consented to the references herein to their opinions. Certain legal matters will be passed upon for the Agents by Keating, Muething & Klekamp, Cincinnati, Ohio. Certain members of that firm may subscribe for shares of Common Stock in the Conversion to the extent they are eligible to do so under the Plan.


                                     EXPERTS

     The financial statements of Westwood Homestead at December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Such report refers to a change in accounting for investments in debt and equity securities in 1994.

     RP Financial has consented to the publication herein of the summary of its letter to the Bank setting forth its opinion as to the estimated pro forma market value of the Common Stock to be issued in the Conversion and the value of subscription rights to purchase the Common Stock and to the use of its name and statements with respect to it appearing herein.


                             ADDITIONAL INFORMATION

     The Company has filed with the SEC a Registration Statement on Form S-1 (File No. 333-2298) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.


     The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company. The address for the SEC's Web site is "http://www.sec.gov".

     The Bank has filed with the FDIC a Notice of Intent of Convert to Stock Form (the "Notice"). This document omits certain information contained in such Notice. The Notice can be inspected, without charge, at the offices of the FDIC, 1776 F Street, N.W., Washington, D.C. 20006 and at the office of the FDIC, Chicago Regional Office, 500 West Monroe, Chicago, Illinois 60661.

     The Bank has filed an Application for Approval of Conversion (the "Application") with the Superintendent. This document omits certain information contained in the Application. The Application, the exhibits and the financial statements that are a part thereof may be inspected at the offices of the Ohio Department of Commerce, Division of Financial Institutions, 77 High Street, 21st Floor, Columbus, Ohio 43266-0512.

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

                            INDEX TO FINANCIAL STATEMENTS

                                                                     Page
                                                                     ----

Independent Auditors' Report                                         F-2


Statements of Financial Condition as of March 31, 1996
  (unaudited), and December 31, 1995 and 1994                        F-3



Statements of Operations for the three months ended
  March 31, 1996 and 1995 (unaudited), and for the
  years ended December 31, 1995, 1994 and 1993                        20



Statements of Changes in Retained Income for the three
  months ended March 31, 1996 (unaudited), and
  for the years ended December 31, 1995, 1994 and 1993               F-4



Statements of Cash Flows for the three months ended
  March 31, 1996 and 1995 (unaudited), and for the
  years ended December 31, 1995, 1994 and 1993                       F-5


Notes to Financial Statements                                        F-6


Schedules - All schedules are omitted since the required information is not applicable or is presented in the Financial Statements or related notes.


     All financial statements of the Company have been omitted because the Company has not yet issued any stock, has no assets and no liabilities and has not conducted any business other than of an organizational nature.

[LOGO]

    1600 PNC Center
    201 East Fifth Street
    Cincinnati, OH 45202

    Dayton, OH

                             INDEPENDENT AUDITORS' REPORT




The Board of Directors
The Westwood Homestead Savings Bank
Cincinnati, Ohio:


We have audited the accompanying statements of financial condition of The Westwood Homestead Savings Bank (formerly The Westwood Homestead Savings and Loan Association) as of December 31, 1995 and 1994, and the related statements of operations, changes in retained income, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Westwood Homestead Savings Bank as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Bank adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, IN 1994.

                                                     KPMG Peat Marwick LLP

Cincinnati, Ohio
January  31, 1996

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

                          Statements of Financial Condition

              March 31, 1996 (unaudited) and December 31, 1995 and 1994


                                                                                   March 31,                    December 31,
                                                                              -----------------    --------------------------------
      ASSETS                                                                       1996                1995                1994
                                                                                   ----                ----                ----
                                                                               (unaudited)
Cash and cash equivalents:
 Cash on hand and in banks                                                  $     783,037             855,546             650,520
 Interest-bearing deposits with banks                                               8,313              13,578              97,284
 Federal funds sold                                                             1,700,000                   -                   -
                                                                           --------------          ----------         -----------
     Total cash and cash equivalents                                            2,491,350             869,124             747,804
                                                                           --------------          ----------         -----------
Securities available for sale (amortized cost of $1,000,000 at
 March 31, 1996 and December 31, 1995 and $2,001,146
 at December 31, 1994) (note 2)                                                   988,181             993,460           1,886,375
Mortgage-backed securities available for sale (amortized cost of
 $16,655,072 at March 31, 1996; $17,868,984 at December 31,
 1995 and $36,174,355 at December 31,1994) (note 3)                            16,358,128          17,380,012          32,560,011
Mortgage-backed securities held to maturity (market value of
 $4,277,633 at December 31, 1994) (note 3)                                              -                   -           4,374,500
Loans held for sale (net of unrealized losses of $7,628 at
 March 31, 1996; market value of $1,728,064
 at December 31, 1995)                                                            936,071           1,697,114                   -
Loans receivable (net of allowance for loan losses of $116,796 at March 31, 1996; $101,709 at December 31, 1995
 and $63,833 at December 31, 1994) (notes 4 and 9)                             74,398,162          73,245,098          70,184,981
Stock in the Federal Home Loan Bank of Cincinnati,
 at cost (note 5)                                                                 905,300             889,900             845,200
Accrued interest receivable (note 6)                                              495,922             507,714             569,415
Premises and equipment, at cost, less accumulated depreciation
 (note 7)                                                                         591,206             590,871             546,978
Income taxes (note 10):
 Deferred                                                                         123,010             189,489           1,242,484
 Prepaid                                                                          153,175             175,489               6,215
Prepaid expenses and other assets                                                 451,710              99,740              13,639
                                                                           --------------          ----------         -----------
     Total assets                                                          $   97,892,215          96,638,011         112,977,602
                                                                           --------------          ----------         -----------
                                                                           --------------          ----------         -----------
     LIABILITIES AND RETAINED INCOME
Liabilities:
 Deposits (note 8)                                                         $   83,003,759          81,748,061          92,526,289
 Federal funds purchased                                                                -             -                 2,200,000
 Federal Home Loan Bank of Cincinnati advances  (note 9)                          135,918             138,604           5,348,820
 Advances from borrowers for taxes and insurance                                  263,297             501,491             547,285
 Accrued expenses and other liabilities                                            72,198              59,833              76,296
                                                                           --------------          ----------         -----------
     Total liabilities                                                         83,475,172          82,447,989         100,698,690
Commitments and contingencies (note 12)
Retained income:
 Retained income - substantially restricted (note 10)                          14,620,769          14,517,003          14,740,128
 Net unrealized losses on securities available for sale
  (notes 2 and 3)                                                                (203,726)           (326,981)         (2,461,216)
                                                                           --------------          ----------         -----------
     Total retained income                                                     14,417,043          14,190,022          12,278,912
                                                                           --------------          ----------         -----------
     Total liabilities and retained income                                 $   97,892,215          96,638,011         112,977,602
                                                                           --------------          ----------         -----------
                                                                           --------------          ----------         -----------

See accompanying notes to financial statements.

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

                       Statements of Changes in Retained Income

                  Three months ended March 31, 1996 (unaudited) and
                     years ended December 31, 1995, 1994 and 1993


                                                                        Unrealized
                                                                        gain (loss)
                                                                       on securities
                                                           Retained      available
                                                            income        for sale          Total
                                                         ------------   ------------     ----------
Balances at December 31, 1992                            $ 13,006,937              -     13,006,937
 Net income                                                   972,620              -        972,620
                                                         ------------   ------------     ----------
Balances at December 31, 1993                              13,979,557              -     13,979,557
 Adoption of change in accounting for certain
  investments in debt and equity securities
  effective January 1, 1994, net of tax                             -       (173,360)      (173,360)
 Net income                                                   760,571              -        760,571
 Unrealized loss on securities available for sale,
  net of tax                                                        -     (2,287,856)    (2,287,856)
                                                         ------------   ------------     ----------
Balances at December 31, 1994                              14,740,128     (2,461,216)    12,278,912
 Net loss                                                    (223,125)             -       (223,125)
 Unrealized gain on securities available for sale,
  net of tax                                                        -      2,134,235      2,134,235
                                                         ------------   ------------     ----------
Balances at December 31, 1995                              14,517,003       (326,981)    14,190,022
 Net income (unaudited)                                       103,766              -        103,766
 Unrealized gain on securities available for sale,
  net of tax (unaudited)                                            -        123,255        123,255
                                                         ------------   ------------     ----------
Balances at March 31, 1996 (unaudited)                   $ 14,620,769       (203,726)    14,417,043
                                                         ------------   ------------     ----------
                                                         ------------   ------------     ----------


See accompanying notes to financial statements.

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

                               Statements of Cash Flows

              Three months ended March 31, 1996 and 1995 (unaudited) and years ended December 31, 1995, 1994 and 1993

                                                               Three months ended
                                                                     March 31,                    Years ended December 31,
                                                        -------------------------------  -----------------------------------------
                                                              1996           1995           1995           1994           1993
                                                              ----           ----           ----           ----           ----
                                                                    (unaudited)
Cash flows from operating activities:
 Net income (loss)                                     $     103,766        176,320       (223,125)       760,571        972,620
 Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating activities:
   Net amortization of premiums and discounts on
    investment and mortgage-backed securities                  4,400         10,571         22,073        128,043         87,255
   Depreciation of premises and equipment                     14,267         13,651         56,413         57,934         43,806
   Federal Home Loan Bank of Cincinnati stock dividend       (15,400)       (13,700)       (58,100)       (46,400)       (35,300)
   Deferred income tax expense                                 2,986        (11,600)       (46,373)        13,000          9,500
   Accretion of net loan fees deferred                        (2,742)        (4,875)       (16,370)       (19,877)       (41,425)
   Provision for loan losses                                  15,087              -         37,876         30,780         12,000
   Loss on securities sales                                    2,813              -        814,178              -              -
   Gain on loan sales                                        (35,172)             -           (466)             -              -
   Net loans originated held for sale                       (447,082)             -     (1,897,114)             -              -
   Proceeds from sale of loans held for sale               1,243,297              -        200,466              -              -
   Change in:
    Accrued interest receivable                               11,792         (2,672)        61,701          8,972         26,268
    Prepaid expenses and other assets                       (351,970)      (164,465)       (86,101)         3,481          3,159
    Accrued expenses and other liabilities                   (15,835)       (38,795)       (16,463)        (6,816)      (264,077)
    Income taxes                                              50,514         55,282       (169,331)        33,000       (182,805)
                                                          ----------      ---------     ----------       --------      ---------
     Net cash provided by (used in) operating activities     580,721         19,717     (1,320,736)       962,688        631,001
                                                          ----------      ---------     ----------       --------      ---------
Cash flows from investing activities:
 Proceeds from sales of mortgage-backed securities
   available for sale                                        997,188              -     20,394,270              -              -
 Proceeds from sales of securities available for sale              -              -      1,002,471              -              -
 Principal payments on mortgage-backed securities            209,510        650,061      1,448,082      6,961,945     25,791,629
 Proceeds from maturing securities held to maturity                -                             -              -      1,018,000
 Purchase of securities held to maturity                           -              -              -              -     (1,003,438)
 Purchase of mortgage - backed securities available for sale       -              -              -     (3,037,241)   (32,399,077)
 Net (increase) decrease in loans receivable              (1,165,409)       234,716     (3,081,623)    (6,991,247)    (4,491,385)
 Additions to premises and equipment                         (14,602)             -       (100,306)      (110,083)       (81,534)
 Sale of Federal Home Loan Bank of Cincinnati Stock                -         13,400         13,400              -         56,900
                                                          ----------      ---------     ----------       --------      ---------
     Net cash provided by (used in) investing activities      26,687        898,177     19,676,294     (3,176,626)   (11,108,905)
                                                          ----------      ---------     ----------       --------      ---------
Cash flows from financing activities:
 Net increase (decrease) in deposits                       1,255,698     (2,912,655)   (10,778,228)    (7,368,623)    11,123,918
 Increase (decrease) Federal Funds purchased                       -      1,400,000     (2,200,000)     2,200,000              -
 Short-term advances from the Federal Home Loan Bank
  of Cincinnati, net                                               -        900,000     (5,200,000)     5,200,000              -
 Long-term advances from the Federal Home Loan
  Bank of Cincinnati                                               -              -              -        150,000              -
 Long-term advances repayments to the Federal Home Loan
  Bank of Cincinnati                                          (2,686)        (2,477)       (10,216)        (1,180)             -
 Net increase (decrease) in advances from borrowers for
  taxes and insurance                                       (238,194)      (289,552)       (45,794)       172,984         76,956
                                                          ----------      ---------     ----------       --------      ---------
     Net cash provided by (used in) financing activities   1,014,818       (904,684)   (18,234,238)       353,181     11,200,874
                                                          ----------      ---------     ----------       --------      ---------
     Net increase (decrease) in cash and cash equivalents  1,622,226         13,210        121,320     (1,860,757)       722,970
Beginning cash and cash equivalents                          869,124        747,804        747,804      2,608,561      1,885,591
                                                          ----------      ---------     ----------       --------      ---------
Ending cash and cash equivalents                       $   2,491,350        761,014        869,124        747,804      2,608,561
                                                          ----------      ---------     ----------       --------      ---------
                                                          ----------      ---------     ----------       --------      ---------

See accompanying notes to financial statements.

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

                            Notes to Financial Statements

              Three months ended March 31, 1996 and 1995 (unaudited) and
                     Years ended December 31, 1995, 1994 and 1993


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Prior to October 4, 1993, the Bank operated as The Westwood Homestead
         Savings and Loan Association, an Ohio chartered, mutual savings and loan association. Effective October 4, 1993, the Bank converted to an Ohio Chartered Mutual Savings bank.

    The following items comprise the significant accounting policies which the Bank follows in preparing and presenting its financial statements:

    (a)  BASIS OF PRESENTATION

         As more fully described in Note 14, the Bank plans to convert from a mutual to capital stock form of ownership. As a stock institution, the Bank will be subject to the financial reporting requirements of the Securities Exchange Act of 1934.

         The Bank's primary business activities include attracting deposits from the general public and originating one-to-four family residential property loans. The Bank also makes construction and consumer loans. The Bank is subject to competition from other financial institutions. Deposits at the Bank are insured up to applicable limits by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation (FDIC). The Bank is an Ohio chartered savings bank and is subject to comprehensive regulation, examination and supervision by the FDIC and the State of Ohio Division of Financial Institutions.

    (b)  CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, the Bank considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of interest bearing deposits with banks.

    (c)  SECURITIES AND MORTGAGE-BACKED SECURITIES

         Effective January 1, 1994, the Bank adopted Statement of Financial
              Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, which requires that debt and equity securities be classified into one of three categories: held to maturity, available for sale or trading. Securities held to maturity are limited to debt securities that the holder has the positive intent and the ability to hold to maturity; these securities are reported at amortized cost. Securities held for trading are limited to debt and equity securities that are held principally with the intention of recognizing short-term profits; these securities are reported at fair value, and unrealized gains and losses are reflected in earnings. Securities held as available for sale consist of

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    (c)  SECURITIES AND MORTGAGE-BACKED SECURITIES, CONTINUED

              all other securities; these securities are reported at fair value, and unrealized gains and losses are not reflected in earnings but are reflected as a separate component of retained income, net of income taxes. Under SFAS 115, securities that could be sold in the future because of changes in interest rates or other factors may not be classified as held to maturity. The Bank has no investments classified as trading securities.

         Premiums and discounts are amortized using a method that approximates the level-yield method over the period to maturity.

         Gains and losses on the sale of securities and mortgage-backed securities are determined using the specific identification method.

    (d)  LOANS RECEIVABLE

         Loans receivable are stated at unpaid principal balances, less net deferred loan origination fees and allowance for loan losses. The Bank sells residential fixed-rate loans in the secondary market. At the date of origination, the loans so designated and meeting secondary market guidelines are identified as held for sale and carried at the lower of net cost or market value on an aggregate basis. Net unrealized losses are recognized through a
              valuation allowance by charges to income.   Gains or losses on
              the sale of loans are based on the carrying amount of the loans sold under the specific identification method. All such loans are sold without recourse.

         Uncollectible interest on loans that are contractually ninety days or more past due is charged off, or an allowance is established.
              The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

         Provisions for losses on loans are estimated periodically and are charged to operations based on management's evaluation of the loan portfolio. The allowance for possible loan losses is based on a periodic analysis of the loan portfolio and reflects an amount, which in management's judgment is adequate to provide for possible loan losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors such as the Bank's loan growth, prior loss experience, present and potential risks of the loan portfolio and current economic conditions. Loans are charged off against the allowance for possible loan losses when the collectibility of loan principal is unlikely. Recoveries of loans previously charged off are credited to the allowance.
                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    (d)  LOANS RECEIVABLE, CONTINUED

         Management believes that the allowance for loan losses is adequate.
              While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on unanticipated changes in economic conditions, particularly in the Greater Cincinnati region. In addition, the FDIC and State of Ohio Division of Financial Institutions as an integral part of their examination process, periodically review the Bank's allowance for losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

         Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in income using the level-yield method over the contractual lives of the loans. Unamortized net fees are credited to income when loans pay off prior to scheduled maturity. Accretion of net loan fees on potential problem loans is suspended when, in the opinion of management, such suspension is warranted.

         In 1993, the FASB issued SFAS No. 114, ACCOUNTING BY CREDITORS FOR
              IMPAIRMENT OF A LOAN, as amended by SFAS No. 118, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN - INCOME RECOGNITION AND DISCLOSURES. These pronouncements require that the expected loss of interest income on nonperforming loans be taken into account when calculating loan loss reserves and that specified impaired loans be measured based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or at the fair value of the collateral if the loan is collateral dependent.

         During the first quarter of 1996, the Bank adopted SFAS No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS. SFAS No. 122 requires the recognition as separate assets the rights to service mortgage loans for others, however those servicing rights are acquired. This statement eliminates the accounting distinction between servicing rights acquired through purchase transactions and those acquired through loan originations. SFAS No. 122 also requires the assessment of capitalized mortgage servicing rights for impairment to be based on the current value of those rights.

         During the quarter ended March 31, 1996, approximately $18,800 of servicing rights were capitalized in connection with the adoption of SFAS No. 122. The carrying value of mortgage servicing rights approximated $18,000 at March 31, 1996. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income over the estimated life of the servicing portfolio. Amortization expense was less than $1,000 for the quarter ended March 31, 1996. The estimated fair value of capitalized mortgage servicing rights was approximately
              $19,000 at March 31, 1996. Quoted market prices are used, when available, as the basis of measuring the fair value of servicing rights.
                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    (d)  LOANS RECEIVABLE, CONTINUED


         The carrying amount of the servicing rights is measured for impairment each quarter. The servicing portfolio is first stratified by original terms of the loans, and then by interest rates within
              the original terms of the loans for measuring impairment.   If
              the carrying value of an individual stratum exceeds its fair
              value, a valuation allowance would be established.   No valuation
              allowance was recorded at March 31, 1996, as the carrying values of the various stratifications were less than their respective fair value.


         The Bank considers consumer installment loans and one-to-four family residential mortgage loans, excluding individually significant mortgage loans, to be smaller, homogeneous loans that are collectively evaluated for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Bank will not collect all amounts due according to the terms of the loan agreement. A loan is not considered impaired when there is a minimum delay in loan payments of ninety days or less.

         Loans that are on nonaccrual status are also considered to be impaired, except for nonaccrual loans that the Bank expects to collect all amounts due, including interest that would accrue until the loan is repaid. Interest income on impaired loans is recognized using the cash basis method. Cash interest received is recognized as interest income or applied to loan principal if collection is in doubt. Interest income recognized based on cash payments is limited to the amount of interest income that would have accrued at the loan's contractual rate applied to the recorded loan balance. Because the Bank did not have impaired loans during the following periods, it did not recognize interest income on impaired loans in the three months ended March 31, 1996 and fiscal year 1995.

         The Bank adopted SFAS No. 118 and 114 in 1995. The adoption of these standards did not have a material effect on the Bank's financial statements.

    (e)  PREMISES AND EQUIPMENT

         Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are 10 to 34 years for buildings and improvements, and 5 years for furniture, fixtures and equipment.

    (f)  INCOME TAXES

         Effective January 1, 1993, the Bank adopted SFAS 109, ACCOUNTING FOR
              INCOME TAXES. Statement 109 requires a change from the deferred method of accounting for income taxes of Accounting Principles Board (APB) Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109,
                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    (f)  INCOME TAXES, CONTINUED

              deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes that enactment date. The impact of adoption was not significant to the Bank.

    (g)  RECLASSIFICATIONS

         Certain 1994 and 1993 amounts have been reclassified to conform with the 1995 presentation.

    (h)  USE OF ESTIMATES

         Management of the Bank has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    (i)  UNAUDITED FINANCIAL INFORMATION

         Information at March 31, 1996 and for the three month periods ended
              March 31, 1996 and 1995 is unaudited.   The unaudited information
              reflects all adjustments, which consist solely of normal recurring accruals, which are in the opinion of management, necessary to a fair presentation of the financial position at March 31, 1996 and the results of operations and cash flows for
              the three month periods ended March 31, 1996 and 1995.   The
              results of the three month period are not necessarily indicative of the results which may be expected for the entire fiscal year 1996.


                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(2) SECURITIES AVAILABLE FOR SALE

    The following summarizes the amortized cost and market value of securities available for sale, which are comprised entirely of United States Government and agency obligations:

                                            Gross       Gross
                              Amortized  unrealized  unrealized     Market
                                 cost       gains      losses        value
                             ----------  ----------  ----------   ---------
March 31, 1996 (unaudited)   $1,000,000           -     (11,819)    988,181
                             ----------  ----------  ----------   ---------
                             ----------  ----------  ----------   ---------
December 31, 1995            $1,000,000           -      (6,540)    993,460
                             ----------  ----------  ----------   ---------
                             ----------  ----------  ----------   ---------
December 31, 1994            $2,001,146           -    (114,771)  1,886,375
                             ----------  ----------  ----------   ---------
                             ----------  ----------  ----------   ---------


    During the year ended December 31, 1995 the Bank sold a security available for sale for aggregate proceeds of $1,002,471, resulting in a gross realized loss of $1,470.

    The debt security at March 31, 1996 is scheduled to mature in 1998. Actual maturity may differ from contractual maturity because the issuer may have the right to call or prepay the obligation with or without prepayment penalties.

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(3) MORTGAGE-BACKED SECURITIES

    The amortized cost and estimated market value of mortgage-backed securities are summarized as follows:

                                                                   March 31, 1996 (unaudited)
                                             ---------------------------------------------------------------------
                                            Principal    Unamortized       Unearned      Amortized         Market
                                             balance       premiums       discounts         cost           value
                                            ---------    -----------      ---------      ---------         ------
  AVAILABLE FOR SALE
GNMA certificates                       $     565,633          7,597         (1,242)       571,988        599,418
FHLMC certificates                          1,981,474         33,038         (1,786)     2,012,726      2,023,159
FNMA certificates                           1,410,850         18,520         (1,174)     1,428,196      1,454,251
Collateralized Mortgage
   Obligations                             12,638,279         10,800         (6,917)    12,642,162     12,281,300
                                           ----------       --------       --------     ----------     ----------
                                        $  16,596,236         69,955        (11,119)    16,655,072     16,358,128
                                           ----------       --------       --------     ----------     ----------
                                           ----------       --------       --------     ----------     ----------

                                                                        December 31, 1995
                                             ---------------------------------------------------------------------
                                            Principal    Unamortized       Unearned      Amortized         Market
                                             balance       premiums       discounts         cost           value
                                            ---------    -----------      ---------      ---------         ------

  AVAILABLE FOR SALE
GNMA certificates                       $     597,000          8,328         (1,540)       603,788        642,028
FHLMC certificates                          2,149,938         36,609         (1,976)     2,184,571      2,188,962
FNMA certificates                           1,420,532         19,095         (1,197)     1,438,430      1,439,399
Collateralized Mortgage
   Obligations                             13,638,279         10,899         (6,983)    13,642,195     13,109,623
                                           ----------       --------       --------     ----------     ----------
                                        $  17,805,749         74,931        (11,696)    17,868,984     17,380,012
                                           ----------       --------       --------     ----------     ----------
                                           ----------       --------       --------     ----------     ----------

                                                                        December 31, 1994
                                             ---------------------------------------------------------------------
                                            Principal    Unamortized       Unearned      Amortized         Market
                                             balance       premiums       discounts         cost           value
                                            ---------    -----------      ---------      ---------         ------

  AVAILABLE FOR SALE
GNMA Certificates                       $   5,195,729              -        (59,969)     5,135,760      4,675,555
FHLMC Certificates                          6,601,839        178,598              -      6,780,437      6,312,120
FNMA Certificates                           4,971,377        149,107              -      5,120,484      4,766,441
Collateralized Mortgage
   Obligations                             19,182,649         22,056        (67,031)    19,137,674     16,805,895
                                           ----------       --------       --------     ----------     ----------
                                        $  35,951,594        349,761       (127,000)    36,174,355     32,560,011
                                           ----------       --------       --------     ----------     ----------
                                           ----------       --------       --------     ----------     ----------


  HELD TO MATURITY
GNMA certificates                       $     534,637          9,710         (1,600)       542,747        543,077
FHLMC certificates                          2,602,206         45,130         (2,662)     2,644,674      2,580,142
FNMA certificates                           1,173,834         14,493         (1,248)     1,187,079      1,154,414
                                           ----------       --------       --------     ----------     ----------
                                        $   4,310,677         69,333         (5,510)     4,374,500      4,277,633
                                           ----------       --------       --------     ----------     ----------
                                           ----------       --------       --------     ----------     ----------


                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(3) MORTGAGE-BACKED SECURITIES, CONTINUED

    The amortized cost and estimated market value of mortgage-backed securities are as follows:


                                                             March 31, 1996 (unaudited)
                                             --------------------------------------------------
                                                             Gross        Gross
                                              Amortized   unrealized   unrealized       Market
                                                 cost        gains       losses          value
                                            -----------   ----------   ----------    ---------
  AVAILABLE FOR SALE
GNMA certificates                          $    571,988       28,974       (1,544)     599,418
FHLMC certificates                            2,012,726       19,392       (8,959)   2,023,159
FNMA certificates                             1,428,196       33,059       (7,004)   1,454,251
Collateralized Mortgage
   Obligations                               12,642,162       65,496     (426,358)  12,281,300
                                            -----------    ---------    ---------   ----------
                                           $ 16,655,072      146,921     (443,865)  16,358,128
                                            -----------    ---------    ---------   ----------
                                            -----------    ---------    ---------   ----------

                                                               December 31, 1995
                                             --------------------------------------------------
                                                             Gross        Gross
                                              Amortized   unrealized   unrealized       Market
                                                 cost        gains       losses          value
                                            -----------   ----------   ----------    ---------

  AVAILABLE FOR SALE
GNMA certificates                          $    603,788       38,240            -      642,028
FHLMC certificates                            2,184,571       15,980      (11,589)   2,188,962
FNMA certificates                             1,438,430       11,635      (10,666)   1,439,399
Collateralized Mortgage
   Obligations                               13,642,195       34,720     (567,292)  13,109,623
                                            -----------    ---------    ---------   ----------
                                           $ 17,868,984      100,575     (589,547)  17,380,012
                                            -----------    ---------    ---------   ----------
                                            -----------    ---------    ---------   ----------

                                                               December 31, 1994
                                             --------------------------------------------------
  AVAILABLE FOR SALE
GNMA certificates                          $  5,135,760            -     (460,205)   4,675,555
FHLMC certificates                            6,780,437            -     (468,317)   6,312,120
FNMA certificates                             5,120,484            -     (354,043)   4,766,441
Collateralized Mortgage
   Obligations                               19,137,674            -   (2,331,779)  16,805,895
                                            -----------    ---------    ---------   ----------
                                           $ 36,174,355            -   (3,614,344)  32,560,011
                                            -----------    ---------    ---------   ----------
                                            -----------    ---------    ---------   ----------

  HELD TO MATURITY
GNMA certificates                          $    542,747        3,542       (3,212)     543,077
FHLMC certificates                            2,644,674        5,612      (70,144)   2,580,142
FNMA certificates                             1,187,079        8,283      (40,948)   1,154,414
                                            -----------    ---------    ---------   ----------
                                           $  4,374,500       17,437     (114,304)   4,277,633
                                            -----------    ---------    ---------   ----------
                                            -----------    ---------    ---------   ----------

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(3) MORTGAGE-BACKED SECURITIES, CONTINUED

    Estimated market values for mortgage-backed securities are based on published market or security dealers' estimated prices.

    During the three months ended March 31, 1996 and for the year ended
         December 31, 1995, the Bank sold available-for-sale mortgage-backed securities for aggregate proceeds of $997,188 and $20,394,270, respectively, resulting in gross realized losses of $2,813 and $812,708, respectively.

    In December 1995, a one-time reassessment of the Bank's securities held to maturity was undertaken, as permitted, by the Financial Accounting Standards Board's special report related to implementation of FASB Statement No. 115. In connection with that assessment, the Bank transferred securities held to maturity with an amortized cost of $3,669,000 to securities available for sale in order to permit more responsiveness to changes in interest rates and other balance sheet management factors. At the date of transfer, December 31, 1995, the securities held to maturity had net unrealized gains of $44,000.

    A summary of debt securities based on contractual maturities is shown in the table below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.


                             March 31, 1996 (unaudited)     December 31, 1995
                             ------------------------   ----------------------
                              Amortized       Market    Amortized       Market
                                 cost          value       cost          value
                            -----------   ----------   ----------   ----------
Due within one year or less $         -            -            -            -
Due after one year through
  five years                     15,876       17,798       17,756       19,672
Due after five years through
  ten years                     957,336      985,367      979,645      990,993
Due after ten years          15,681,860   15,354,963   16,871,583   16,369,347
                            -----------   ----------   ----------   ----------
                            $16,655,072   16,358,128   17,868,984   17,380,012
                            -----------   ----------   ----------   ----------
                            -----------   ----------   ----------   ----------

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(4) LOANS RECEIVABLE, NET

    Loans receivable are summarized as follows:

                                          March 31,            December 31,
                                       --------------  ------------------------
                                           1996          1995          1994
                                           ----          ----          ----
                                       (unaudited)
Mortgage loans:
  Secured by real estate              $71,299,466    70,420,636    67,005,722
  Construction loans                    1,445,000       525,000     1,778,750
  Investment in multi-family mortgage
   loans purchased                      2,884,867     2,892,899     2,702,408
                                      -----------    ----------    ----------
                                       75,629,333    73,838,535    71,486,880
  Undisbursed portion of construction
   loans                               (1,111,336)     (437,359)   (1,197,711)
  Deferred loan fees                     (149,755)     (149,814)     (163,383)
                                      -----------    ----------    ----------
      Total mortgage loans             74,368,242    73,251,362    70,125,786
Other loans and contracts                 146,716        95,445       123,028
Allowance for loan losses                (116,796)     (101,709)      (63,833)
                                      -----------    ----------    ----------
                                      $74,398,162    73,245,098    70,184,981
                                      -----------    ----------    ----------
                                      -----------    ----------    ----------

Activity in the allowance for loan losses is summarized as follows:

                                                             Three months ended March 31,            Year ended December 31,
                                                           -------------------------------  --------------------------------------
                                                               1996           1995           1995           1994           1993
                                                               ----           ----           ----           ----           ----
                                                                     (unaudited)
Balance, beginning of year                             $      101,709         63,833         63,833         32,520         19,423
Provision for loan losses                                      15,087              -         37,876         30,780         12,000
Loan charge-offs                                                    -              -              -           (167)             -
Recoveries                                                          -              -              -            700          1,097
                                                         ------------     ----------      ---------      ---------      ---------
Balance, end of year                                   $      116,796         63,833        101,709         63,833         32,520
                                                         ------------     ----------      ---------      ---------      ---------
                                                         ------------     ----------      ---------      ---------      ---------

    The Bank serviced loans for the Federal Home Loan Mortgage Corporation of approximately $1,416,000 (unaudited) and $199,000 at March 31, 1996 and December 31, 1995, respectively.

    The Bank had no nonaccrual loans as of March 31, 1996, December 31, 1995 and 1994, and no impaired loans during the three months ended March 31, 1996 and the year 1995.

    Most of the Bank s loan activity is with customers located within Hamilton
         County, Ohio and contiguous counties.

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(5) INVESTMENTS REQUIRED BY LAW

    A minimum of 1% of net home mortgage loans (mortgage loans and contracts secured by residential property less loans in process on residential property) is required to be maintained in Federal Home Loan Bank of Cincinnati (FHLB) common stock. This minimum requirement was $716,200 at December 31, 1995.

(6) ACCRUED INTEREST RECEIVABLE

    Accrued interest receivable is summarized as follows:


                                           March 31,           December 31,
                                        -------------  ------------------------
                                           1996          1995          1994
                                           ----          ----          ----
                                       (unaudited)
Mortgage loans                         $  402,991       393,980       332,142
Investment securities                           -             -        30,068
Mortgage-backed securities                 92,931       113,734       207,205
                                       ----------      --------      --------
                                       $  495,922       507,714       569,415
                                       ----------      --------      --------
                                       ----------      --------      --------

(7)  PREMISES AND EQUIPMENT

     Premises and equipment consist of the following:


                                           March 31,           December 31,
                                        -------------  ------------------------
                                           1996          1995          1994
                                           ----          ----          ----
                                       (unaudited)
Land                                  $    15,400        15,400        15,400
Buildings and improvements                695,684       695,184       603,579
Furniture, fixtures and equipment         446,224       432,122       423,421
                                       ----------    ----------    ----------
                                        1,157,308     1,142,706     1,042,400
Accumulated depreciation                  566,102       551,835       495,422
                                       ----------    ----------    ----------
                                      $   591,206       590,871       546,978
                                       ----------    ----------    ----------
                                       ----------    ----------    ----------

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(8) DEPOSITS

    Deposits are comprised of the following:

                                               March 31, 1996 (unaudited)
                                        --------------------------------------
                                                                     Weighted
                                                                      average
                                                                     interest
                                          Amount       Percent         rate
                                      -----------    ----------    ----------
Savings accounts                     $  3,783,106           4.6%         2.00%
NOW accounts                            1,637,331           1.9          1.72
Money market deposit accounts          12,461,859          15.0          3.72
Certificate accounts, classified
  at date of issuance:
   6 months or less                     4,253,508           5.1          5.30
   1 year                              17,174,806          20.7          5.79
   22 months                            2,750,655           3.3          7.11
   2 years                             10,349,114          12.5          6.06
   33 months                            6,615,694           8.0          6.85
   3 years                              3,114,238           3.8          5.37
   5 or more years                     20,863,448          25.1          8.60
                                      -----------        ------       -------
    Total certificate accounts         65,121,463          78.5          6.84
                                      -----------        ------       -------
    Total deposits                   $ 83,003,759         100.0%         6.05
                                      -----------        ------       -------
                                      -----------        ------       -------


                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(8) DEPOSITS, CONTINUED


                                                  December 31, 1995
                                       ---------------------------------------
                                                                     Weighted
                                                                      average
                                                                     interest
                                          Amount       Percent         rate
                                      -----------    ----------     ---------
Savings accounts                     $  3,619,986           4.4%         2.00%
NOW accounts                            1,921,347           2.4          1.76
Money market deposit accounts          12,695,676          15.5          3.71
Certificate accounts, classified
  at date of issuance:
    6 months or less                    4,407,130           5.4          5.49
    1 year                             15,378,024          18.8          5.96
    22 months                           2,747,290           3.4          7.09
    2 years                            10,234,331          12.5          5.96
    33 months                           6,999,813           5.3          7.29
    3 years                             3,160,459           3.9          5.29
    5 or more years                    20,584,005          28.4          8.61
                                      -----------        ------       -------
      Total certificate
        accounts                       63,511,052          77.7          6.95
                                      -----------        ------       -------
      Total deposits                 $ 81,748,061         100.0%         6.10%
                                      -----------        ------       -------
                                      -----------        ------       -------

                                                      December 31, 1994
                                       ---------------------------------------
Savings accounts                     $  3,683,176           4.0%         2.00%
NOW accounts                            1,503,523           1.6          1.85
Money market deposit accounts          13,514,239          14.6          3.18
Certificate accounts, classified
  at date of issuance:
    6 months or less                    4,037,290           4.4          4.90
    1 year                             15,593,024          16.9          5.03
    22 months                             482,379            .5          7.00
    2 years                            25,582,253          27.6          4.87
    33 months                           5,404,331            .7          7.81
    3 years                             3,641,793           3.9          5.11
    5 or more years                    19,084,281          25.8          8.71
                                      -----------        ------       -------
      Total certificate
        accounts                       73,825,351          79.8          6.14
                                      -----------        ------       -------
      Total deposits                 $ 92,526,289         100.0%         5.49%
                                      -----------        ------       -------
                                      -----------        ------       -------

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(8) DEPOSITS, CONTINUED

    Deposits with balances equal to or greater than $100,000 at March 31, 1996
         (unaudited), December 31, 1995 and 1994 approximate $16,123,000, $15,659,000 and $15,541,000, respectively.

    Certificate accounts at March 31, 1996 (unaudited) are scheduled to mature as follows:

              In the year ending:
                   March 31, 1997                 $   33,287,840
                   March 31, 1998                     16,384,262
                   March 31, 1999                      4,803,684
                   March 31, 2000                      3,730,525
                   March 31, 2001                      3,341,643
                   After March 31, 2001                3,573,509
                                                    --------------
                                                   $   65,121,463
                                                    --------------
                                                    --------------

    Certificate accounts at December 31, 1995 are scheduled to mature as follows:

              In the year ending:
                   December 31, 1996              $   32,736,103
                   December 31, 1997                  11,224,792
                   December 31, 1998                   9,224,009
                   December 31, 1999                   4,098,165
                   December 31, 2000                   2,103,308
                   After December 31, 2001             4,124,675
                                                    --------------
                                                   $   63,511,052
                                                    --------------
                                                    --------------

Interest expense on deposits is summarized as follows:

                                                               Three months ended
                                                                      March 31,                      Year ended December 31,
                                                           -----------------------------  ----------------------------------------
                                                              1996           1995           1995           1994           1993
                                                              ----           ----           ----           ----           ----
                                                                    (unaudited)
Savings accounts                                        $      17,896         17,434         71,341         84,852        116,873
NOW accounts                                                    6,959          6,340         25,675         29,568         43,357
Money market deposit
  accounts                                                    113,734        117,642        464,545        456,595        566,474
Certificate accounts                                        1,068,916      1,103,840      4,405,115      4,323,533      4,283,471
                                                          -----------      ---------      ---------      ---------      ---------
  Total interest expense                                $   1,207,505      1,245,256      4,966,676      4,894,548      5,010,175
                                                          -----------      ---------      ---------      ---------      ---------
                                                          -----------      ---------      ---------      ---------      ---------

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(8) DEPOSITS, CONTINUED

    Interest paid (including interest credited) on deposits and borrowings was approximately $1,210,000, $1,373,000, $5,261,000, $5,047,000 and
         $5,014,000 for the three months ended March 31, 1996 and 1995, and for the years ended December 31, 1995, 1994 and 1993, respectively.

(9) FEDERAL HOME LOAN BANK OF CINCINNATI ADVANCES

    Advances from the FHLB of Cincinnati are summarized as follows:


                                               March 31,         December 31,
                                              -----------   -------------------
   Maturity Date               Interest rate    1996         1995       1994
   -------------               -------------    ----         ----       ----
                                             (unaudited)
January 10, 1995                   7.00%   $       -            -    1,200,000
January 20, 1995                   7.00%           -            -    2,000,000
March 2, 1995                      6.00%           -            -    2,000,000
November 1, 2004                   8.15%      60,930       62,145       66,320
December 1, 2004                   8.20%      74,988       76,459       82,500
                                           ---------      -------    ---------
                                           $ 135,918      138,604    5,348,820
                                           ---------      -------    ---------
                                           ---------      -------    ---------

The advances maturing in November and December 2004 were obtained under the Mortgage Matched Advances Program. In addition to monthly interest and principal payments, the Bank has the option of making one annual partial prepayment of principal on each advance without a prepayment fee. The prepayable amount is determined based on the level of mortgage prepayments.

First mortgage loans and stock in the FHLB of Cincinnati are pledged as collateral to the FHLB in the amount of $209,232 at December 31, 1995.

(10)     INCOME TAXES

    Total income tax  (benefit) was allocated as follows:

                                                                   Three months ended
                                                                        March 31,                     Year ended December 31,
                                                              ---------------------------  ----------------------------------------
                                                                 1996           1995           1995           1994           1993
                                                                 ----           ----           ----           ----           ----
                                                                      (unaudited)
Statements of income                                       $   53,500         91,600       (114,000)       400,000        500,000
Retained income:
  Unrealized gains (losses) on
    securities available for sale                              63,493        467,075      1,099,425     (1,267,899)             -
                                                           ----------        -------      ---------     ----------        -------
      Total income tax (benefit)                           $  116,993        558,675        985,425       (867,899)       500,000
                                                           ----------        -------      ---------     ----------        -------
                                                           ----------        -------      ---------     ----------        -------

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK
                       Notes to Financial Statements, Continued

(10)     INCOME TAXES, CONTINUED

    Income tax expense (benefit), from operations, is summarized as follows:

                        Three months ended
                            March 31,               Year ended December 31,
                     ---------------------   ---------------------------------
                       1996        1995        1995       1994         1993
                    ---------   ---------   ---------   ---------    --------
                          (unaudited)
Current            $   50,514     103,200     (67,627)    387,000     490,500
Deferred                2,986     (11,600)    (46,373)     13,000       9,500
                    ---------   ---------   ---------   ---------    --------
                   $   53,500      91,600    (114,000)    400,000     500,000
                    ---------   ---------   ---------   ---------    --------
                    ---------   ---------   ---------   ---------    --------

    Actual income tax expense (benefit) for the three months ended March 31, 1996 and 1995, and for the years ended December 31, 1995, 1994 and 1993 does not significantly differ from the "expected" amounts for those years (computed by applying the statutory U.S. Federal corporate income tax rate of 34% to income (loss) before Federal income taxes).

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                          March 31,          December 31,
                                        -----------     ---------------------
                                            1996          1995        1994
                                          -------       -------     ---------
                                        (unaudited)
Deferred tax assets:
 Unrealized loss on securities          $ 104,981       168,474     1,267,899
 Loan loss reserves                        39,710        34,581        21,703
 Accrued expenses, principally due to
   differences in benefit accruals        143,820       127,500             -
 Deferred loan fees                             -             -        55,550
                                          -------       -------     ---------
 Total gross deferred tax assets          288,511       330,555     1,345,152
 Less-valuation allowance                       -             -             -
                                          -------       -------     ---------
 Total net deferred tax assets            288,511       330,555     1,345,152
                                          -------       -------     ---------
Deferred tax liabilities:
 Federal Home Loan Bank stock dividends   120,733       115,497       100,299
 Deferred loan costs                       44,768        24,704             -
 Premises and equipment, principally due
   to differences in depreciation               -           865         2,369
                                          -------       -------     ---------
     Total gross deferred tax liability   165,501       141,066       102,668
                                          -------       -------     ---------
     Net deferred tax asset             $ 123,010       189,489     1,242,484
                                          -------       -------     ---------
                                          -------       -------     ---------

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(10)     INCOME TAXES, CONTINUED

    No valuation allowance for deferred tax assets was recorded as of March 31, 1996, and December 31, 1995 and 1994 as management believes that the amounts representing future deferred tax benefits will more likely than not be recognized since the Bank is expected to have sufficient taxable income of an appropriate character within the carryback and carryforward period as permitted by the tax law to allow for utilization of the future deductible amounts.

    If certain provisions are met, the Bank is allowed a special bad debt deduction for additions to tax bad debt reserves established for the purpose of absorbing losses. The allowable deduction is 8% of income subject to tax before such deduction. If the amounts which qualify as deductions for Federal income tax purposes are later used for purposes other than to absorb loan losses, they will be subject to Federal income tax at the then current corporate rate. Tax bad debt deductions that arose prior to 1988 will require recognition of deferred tax liabilities only if it becomes apparent that those temporary differences will reverse in the foreseeable future.
         Retained income at March 31, 1996, and December 31, 1995 includes approximately $2,440,000 tax bad debt reserves for which no deferred Federal income tax liability has been recognized.

    Based on its retained income level, the Bank was not allowed the special bad debt deduction in the three months ended March 31, 1996 and 1995 and in the years ended December 31, 1995 or 1994.


    Income taxes paid were approximately $0, $0, $110,000, $354,000 and $662,000 for the three months ended March 31, 1996 and 1995 (unaudited), and for the years ended December 31, 1995, 1994 and 1993, respectively.


(11)     BENEFIT PLANS

    In August 1995, the Bank adopted the Directors' Retirement Plan (the Plan), a program designed to provide retirement benefits to members of the Board of Directors after their retirement from active service on the board. Any director who has met certain age and length of service requirements may elect to participate in the Plan. The Bank makes quarterly contributions to eligible directors' accounts for an amount equal to his/her most recent twelve months directors base annual fees for a specified number of years based on length of service, not to
         exceed fifteen years.   There was one retiree from the board during
         the three months ended March 31, 1996 and no retirees from the board
         under this plan during the year 1995.   Total expense for such
         participants, including prior service costs, was $48,000 and $375,000 for the three months ended March 31, 1996 and the year ended December
         31, 1995.   The Plan has corresponding assets of approximately
         $423,000 and $375,000 in a money market account at March 31, 1996 and
         December 31, 1995, respectively.   (See Note 15 for subsequent change
         in the Plan).

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(11)     BENEFIT PLANS, CONTINUED


    Also, the Bank maintains a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all full-time employees after one month of continuous employment. Total savings plan expense was approximately $3,800, $3,500, $21,000, $19,000 and $18,000 for the
         months three months ended March 31, 1996 and 1995 (unaudited), and for the years ended December 31, 1995, 1994 and 1993, respectively.


(12)     COMMITMENTS AND CONTINGENCIES

    OFF-BALANCE SHEET RISK

    The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments involve, to varying degrees, elements of credit risk that are not recognized in the statement of financial condition.

    The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and obligations as it does for on-balance sheet instruments. In extending commitments, the Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(12)     COMMITMENTS AND CONTINGENCIES, CONTINUED

    A summary of financial instruments with off-balance sheet risk follows:

                                                                    Contract
                                                                  or notional
                                                                    amount
                                                  March 31,       December 31,
                                                ------------    -----------------
                                                    1996        1995        1994
                                                    ----        ----        ----
                                                (unaudited)
Financial instruments whose contract amounts
 represent credit risk:
  Undisbursed construction loans in
   process                                      $ 1,111,336      437,359   1,197,711
  Undisbursed lines of credit on home
   equity loans                                   1,407,305    1,091,725     656,433
  Loan commitments:
   Adjustable (6.95% to 9.25%, 7.25%
    to 10.75% and 7.25% to 7.625%
    at March 31, 1996 and
    December 31, 1995 and 1994,
    respectively)                                   743,100      506,200      10,000

    The Bank believes the market risk associated with these commitments is minimal.

    CONTINGENCIES

    The Bank is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Bank's financial condition, results of operations or liquidity.

    The Bank's deposits are insured to the extent provided by law, by the
         FDIC's Savings Association Insurance Fund (SAIF).   On August 8, 1995,
         the FDIC approved a significant reduction in the deposit insurance premiums charged to those financial institutions that are members of
         the Bank Insurance Fund (BIF).   Under the new rate structure, the
         most highly rated BIF members will pay a premium equal to 0.04% of insured deposits as compared to the current rate of 0.23% of insured
         deposits.   The weakest institutions will not experience any rate
         reduction and will continue to be charged 0.31%.   The FDIC has
         estimated that approximately 90% of the nearly 11,000 BIF-insured institutions will be entitled to pay the lowest rate and that the average assessment rate will be approximately 0.04%. Subsequently, the FDIC reduced the premium rate for the most highly rated BIF-
         insured institutions to 0.0%.   This amendment creates a significant
         disparity between the deposit insurance premiums paid by BIF and SAIF members and could place SAIF-insured institutions at a significant competitive disadvantage to BIF-insured institutions.

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(12)     COMMITMENTS AND CONTINGENCIES, CONTINUED

    CONTINGENCIES, CONTINUED

    A number of proposals have been considered to recapitalize the SAIF in
         order to eliminate this premium disparity.    The United States Senate
         and House of Representatives have both, as part of a budget reconciliation package, approved legislation requiring a one-time assessment of .90% of insured deposits to be imposed on all SAIF-
         insured deposits held as of March 31, 1995.   The assessment would
         result, on a pro forma basis as of March 31, 1996 and December 31, 1995, in a one-time charge to the Bank of up to approximately $531,000 (assuming such charge would be tax deductible).

    A number of other related proposals are also under consideration in
         Congress, including those relating to merger of the SAIF and BIF, elimination of the thrift charter and the federal tax consequences of
         thrifts' conversion to national banks.   The Bank is unable to
         accurately predict whether these proposals will be adopted in their current form or the impact of such proposals on the Bank.

    CONCENTRATION OF CREDIT RISK

    The Bank considers its primary market area for lending and savings activities to be the immediate geographic area of Greater Cincinnati. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors ability to honor their contractual obligation is reliant upon the economic stability of the region.

(13)     FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    CASH EQUIVALENTS

    For those short-term investments, the carrying amount is a reasonable estimate of fair value.

    SECURITIES

    Estimated market values for securities are based on published market or securities dealers' estimated prices.

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(13)     FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

    LOAN RECEIVABLES

    For certain homogeneous categories of loans, such as residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

    DEPOSIT LIABILITIES

    The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

    FHLB ADVANCES

    The fair value of FHLB advances is estimated by discounting the future cash flows of each advance at rates currently offered to the Bank for similar advances of comparable maturities by the FHLB.

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(13)     FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

    The estimated fair values of the Bank's financial instruments are as follows:

                                             March 31, 1996          December 31, 1995
                                          ---------------------     --------------------
                                         Carrying       Fair        Carrying      Fair
                                          Amount        Value        Amount       Value
                                         --------       ------      --------      ------
                                                            (Thousands)
                                               (unaudited)
Financial assets:
 Cash and cash equivalents                $ 2,491        2,491          869          869
 Securities                                   988          988          993          993
 Mortgage-backed securities                16,358       16,358       17,380       17,380
 Loans held for sale                          936          936        1,697        1,728
 Loans receivable:
  1-4 family adjustable rate
    mortgages                               9,550        9,486        8,892        8,865
  Other adjustable                         12,782       12,528       12,440       12,252
  1-4 family fixed rate
   mortgages                               44,740       43,256       44,884       44,544
  Other fixed                               7,189        7,054        7,038        6,908
  Second mortgages                            257          277          148          162
  Consumer loans                              147          147           95           95
  Less:  allowance for loan losses           (117)        (117)        (102)        (102)
         deferred loan fees                  (150)        (150)        (150)        (150)
                                           ------       ------       ------       ------
    Net loans                              74,398       72,481       73,245       72,574
                                           ------       ------       ------       ------
                                           ------       ------       ------       ------
Financial liabilities:
 Deposits:
  Certificate accounts                     65,122       66,343       63,511       65,137
  Money market deposit accounts            12,462       12,462       12,696       12,696
  Savings accounts                          3,783        3,783        3,620        3,620
  Now accounts                              1,637        1,637        1,921        1,921
                                           ------       ------       ------       ------
    Total deposits                         83,004       84,225       81,748       83,374
                                           ------       ------       ------       ------
                                           ------       ------       ------       ------
  FHLB advances                               136          118          138          131
                                           ------       ------       ------       ------
                                           ------       ------       ------       ------

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(14)     CONVERSION TO STOCK FORM OF OWNERSHIP

    On January 11, 1996, the Board of Directors adopted a Plan of Conversion
         (the "Plan") whereby the Bank will convert from an Ohio chartered savings bank to a State stock savings bank (the "Converted Savings Bank"). The Plan is subject to approval of the appropriate regulatory authorities and the Bank's members at a special meeting. The stock of the Bank will be issued to a holding company formed in connection with the conversion. Pursuant to the Plan, shares of capital stock of the holding company are expected to be offered initially for subscription to eligible account holders, tax-qualified employee stock benefit plans, supplemental eligible account holders (if applicable) and other members of the Bank pursuant to priorities established by applicable regulations. The capital stock will be offered at a price to be determined by the Board of Directors based upon an appraisal to be made by an independent appraisal firm. The exact number of shares to be offered will be determined by the Board of Directors in conjunction with the determination of the price per share. Any stock not purchased in the subscription offering will be sold in a community offering to be commenced concurrently with or as soon as practicable after the completion of the subscription offering.

    The Plan provides that when the conversion is completed, a "Liquidation
         Account" will be established in an amount equal to the regulatory capital of the Bank as of the date of the latest statement of financial condition contained in the final subscription prospectus. The Liquidation Account is not an escrow account and is established to provide a limited priority claim to the assets of the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, and only in such an event, each Eligible Account Holder would receive from the Liquidation Account a liquidation distribution based on the proportionate share of the then total remaining qualifying deposits.

    Current regulations will allow the Bank to pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required of the aforementioned Liquidation Account or applicable regulatory capital requirements or if such dividends would not otherwise violate regulatory requirements.

    Costs incurred in connection with the conversion will be deferred, and, upon conversion, such costs and any additional costs will be charged against the proceeds from the sale of stock. If the conversion is not completed, these deferred costs will be charged to operations. At March 31, 1996 and December 31, 1995, approximately $147,000 (unaudited) and $29,000 of these costs, respectively, had been deferred.

                                                                     (Continued)

                         THE WESTWOOD HOMESTEAD SAVINGS BANK

(15)     SUBSEQUENT EVENT - DIRECTORS' RETIREMENT PLAN (UNAUDITED)


    On June 10, 1996, the Board of Directors voted to reduce the benefits provided under the Directors' Retirement Plan (the Plan), which is subject to the approval by the stockholders of the Company after completion of the Conversion. Provided stockholder approval is obtained, this reduction in benefits will be recorded as a recovery of Plan expense during the fiscal quarter in which the Plan is approved. In the event that the stockholders of the Company do not approve the Plan, there will be a recovery of most of the Plan expense previously recorded in association with the Plan.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE SUCH INFORMATION SHALL NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE BANK SINCE ANY OF THE DATES AS OF WHICH INFORMATION IS FURNISHED HEREIN OR SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................
Selected Financial and Other Data..............
Recent Developments............................
Risk Factors...................................
Westwood Homestead Financial Corporation.......
The Westwood Homestead Savings Bank............
Use of Proceeds................................
Dividends......................................
Market for the Common Stock....................
Proposed Management Purchases..................
Capitalization.................................
Pro Forma Data.................................
Historical and Pro Forma Regulatory Capital
 Compliance....................................
The Westwood Homestead Savings Bank Statements
 of Operations.................................
The Westwood Homestead Savings Bank............
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................
Business of the Company........................
Business of the Bank...........................
Regulation.....................................
Taxation.......................................
Management of the Company......................
Management of the Bank.........................
The Conversion.................................
Certain Restrictions on Acquisition of the
 Company and the Bank..........................
Certain Anti-Takeover Provisions in the
 Articles of Incorporation and Bylaws..........
Description of Capital Stock...................
Registration Requirements......................
Legal and Tax Matters..........................
Experts........................................
Additional Information.........................
Index to Financial Statements..................


                            ------------------------
    UNTIL           ,    1996 (90 DAYS AFTER  THE DATE OF THIS PROSPECTUS),  ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               WESTWOOD HOMESTEAD
                             FINANCIAL CORPORATION

                              (HOLDING COMPANY FOR
                             THE WESTWOOD HOMESTEAD
                                 SAVINGS BANK)

                             UP TO 2,472,500 SHARES

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                             CHARLES WEBB & COMPANY

                              FRIEDMAN, BILLINGS,
                               RAMSEY & CO., INC.

                                          , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION *

         *  Legal Fees and Expenses. . . . . . . . . . . . . $133,000
         *  Printing, Postage and Mailing. . . . . . . . . .   75,000
         *  Appraisal and Business Plan Fees and Expenses. .   45,000
         *  Transfer Agent Fees  . . . . . . . . . . . . . .    3,500
         *  Accounting Fees and Expenses . . . . . . . . . .   70,000
         *  Blue Sky Filing Fees and Expenses
             (including counsel fees). . . . . . . . . . . .   10,000
         *  Conversion Agent Fees. . . . . . . . . . . . . .   10,000
         *  Federal Filing Fees (FDIC, Ohio and SEC) . . . .   30,000
         *  Local Counsel Fees . . . . . . . . . . . . . . .    5,000
         *  Other Expenses . . . . . . . . . . . . . . . . .   38,500
                                                             --------
                 Total . . . . . . . . . . . . . . . . . . . $420,000**
                                                             --------
                                                             --------

- -------
*  Estimated.
** Does not include $280,000 in estimated underwriting fees and expenses.
   In the Offerings, the Agents will receive a $25,000 management fee and a $225,000 success fee, and up to $30,000 in reimbursable expense (including $25,000 in expenses of counsel).

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY

     The following is a summary of the general effect of the indemnification provisions of the Company's Articles of Incorporation and of the indemnification provided for under Indiana law. All statements made herein, which are only intended to summarize the above-referenced provisions, are qualified in their entirety by reference to the Company's Articles of Incorporation and the Indiana Business Corporation Law.


     ARTICLES OF INCORPORATION. Article XVIII of the Company's Articles of Incorporation provides for indemnification of the Company's directors and officers. In the case of a threatened, pending or completed action or suit by or in the name of the Company, the Company shall indemnify a director or officer for amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if the director or officer: (i) is successful on the merits or otherwise; or (ii) acted in good faith in the transaction which is the subject of the suit or action, and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Company. However, no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged liable to the Company, unless the court in which the action is brought determines that indemnification is proper.


     In the case of a threatened, pending or completed action or proceeding (whether criminal, administrative or investigative) other than a suit by or in the right of the Company (a "nonderivative suit"), against an officer or director, the Company shall indemnify the director or officer for amounts reasonably incurred by him in connection with the defense or settlement of the nonderivative suit if the director or officer: (i) is successful on the merits or otherwise; or (ii) acted in good faith in the transaction which is the subject of the nonderivative suit and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company.

     INDIANA BUSINESS CORPORATION LAW.  A corporation may, under
Indiana law, indemnify a director or officer made a party to a proceeding because such person was a director or officer of the corporation if: (i) the individual's conduct was in good faith; and (ii) the individual reasonably believed (A) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in the corporation's best interests, and (B) in all other cases, that the individual's conduct was at least not opposed to the corporation's best interests. An Indiana corporation may also indemnify an officer or director in a criminal proceeding if the individual: (i) had reasonable cause to believe that his conduct was lawful; or (ii) had no reasonable cause to believe that his conduct was unlawful.


     An Indiana corporation must, unless limited by its articles of incorporation, indemnify any director or officer who was wholly successful, on the merits or otherwise, in the defense of a proceeding to which the individual was a party because the individual was a director or officer of the corporation, against reasonable expenses incurred by the director or officer in connection with the proceeding. Unless limited by the corporation's articles of incorporation, an officer or director may apply to the court conducting the proceeding or another court of competent jurisdiction for indemnification. The court may order indemnification if it determines: (i) the director or officer is entitled to mandatory indemnification under Indiana law; or (ii) the officer or director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such director or officer met the standard of conduct set forth for mandatory indemnification under Indiana law. The Company's Articles of Incorporation do not contain any limitations on the ability of the Company to indemnify its directors and officers under Indiana law.


     DIRECTOR AND OFFICER LIABILITY INSURANCE. The Company has purchased director and officer liability insurance that insures directors and officers against certain liabilities in connection with the performance of their duties as directors and officers, including liabilities under the Securities Act of 1933, as amended, and provides for payment to the Company of costs incurred by it in indemnifying its directors and officers.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Not applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES:

     The exhibits and financial statement schedules filed as a part of this registration statement are as follows:

     (a)  LIST OF EXHIBITS

*    1.1  Engagement Letter with Charles Webb & Company, Inc.


* 1.2 Form of Agency Agreement with Charles Webb & Company, Inc. and Friedman, Billings, Ramsey & Co., Inc.


*    2    Plan of Conversion, as amended (Exhibit A to Proxy
          Statement filed as Exhibit 99.2)


*    3.1  Articles of Incorporation of Westwood Homestead Financial
          Corporation


*    3.2  Bylaws of Westwood Homestead Financial Corporation


*    4    Form of Common Stock Certificate of Westwood Homestead
          Financial Corporation


*    5    Opinion of Housley Kantarian & Bronstein, P.C. regarding
          legality of securities being registered

*    8.1  Federal Tax Opinion


*    8.2  State Tax Opinion


*    8.3  Opinion of RP Financial, LC. on value of Subscription
          Rights for tax purposes


*    10.1 Proposed 1996 Stock Option and Incentive Plan


*    10.2 Proposed Management Recognition Plan


*    10.3(a) First Amendment to Employment Agreement between
             Michael P. Brennan and The Westwood Homestead Savings Bank


*    10.3(b) Employment Agreement between Michael P. Brennan and
             The Westwood Homestead Savings Bank


* 10.4 Proposed Severance Agreements between Messrs. John E. Essen and Gerald T. Mueller, The Westwood Homestead Savings Bank, and Westwood Homestead Financial Corporation


*    10.5 The Westwood Homestead Savings Bank Directors' Retirement
          Plan, as amended


* 23.1 Consent of Housley Kantarian & Bronstein, P.C. (contained in Exhibit 5)

     23.2 Consent of Accountant

*    23.3 Consent of RP Financial, LC.


*    24   Power of attorney


*    99.1 Proposed Order Form and Form of Certification


*    99.2 Proxy Statement for Special Meeting of Members of The
          Westwood Homestead Savings Bank; Form of Proxy


*    99.3 Miscellaneous solicitation and marketing materials


*    99.4 Appraisal Agreement with RP Financial, LC.


*    99.5 Appraisal Report of RP Financial, LC.

- -------

*    Previously filed.



(b)  FINANCIAL STATEMENT SCHEDULES.

     No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (iv) To file a post-effective amendment to this Registration Statement on Form S-1 in the event that there is a Syndicated Community Offering to reflect in the Prospectus the results of the Subscription and Community Offerings and other relevant information relating to such Syndicated Community Offering.


    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cincinnati, Ohio as of July 31, 1996.

                                     WESTWOOD HOMESTEAD FINANCIAL CORPORATION

                                     By: /s/ Michael P. Brennan
                                         -------------------------------------
                                         Michael P. Brennan
                                         President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed below by the following persons in the capacities indicated as of July 18, 1996.


      Signatures                          Title                       Date
      ----------                          -----                       ----

/s/ Michael P. Brennan     President, Chief Executive Officer     July 31, 1996
- -------------------------- and Director
Michael P. Brennan         (Principal Executive Officer)


/s/ John E. Essen          Chief Financial Officer and Treasurer  July 31, 1996
- -------------------------- (Principal Financial and Accounting
John E. Essen              Officer)


            *              Chairman of the Board
- --------------------------
Carl H. Heimerdinger


             *             Vice Chairman of the Board
- --------------------------
John B. Bennet, Sr.


             *             Director
- --------------------------
Robert H. Bockhorst


             *             Director
- --------------------------
Raymond J. Brinkman


             *             Director
- --------------------------
Roger M. Higley


             *             Director
- --------------------------
Mary Ann Jacobs


             *             Director
- --------------------------
James D. Kemp


* By /s/ Michael P. Brennan
     ----------------------
     Michael P. Brennan
     Attorney-in-fact

                                                                   July 31, 1996